Exhibit 99.2

Mobileye N.V.
Har Hotzvim, 13 Hartom Street

P.O. Box 45157

Jerusalem 9777513

ISRAEL

NOTICE OF AND AGENDA FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 13, 2017

To the Shareholders of Mobileye N.V.:

You are hereby notified that the 2017 annual general meeting of shareholders (the “Annual General Meeting”) of Mobileye N.V. (the “Company”) will be held at the Waldorf Astoria Amsterdam, Herengracht 542-556, 1017 CG Amsterdam, The Netherlands, at 3:00 P.M., Amsterdam time, on June 13, 2017, for the following purposes (each of which are voting items, except as otherwise specifically indicated below):

1.	To provide information to shareholders concerning the offer (the “Offer”) made by Cyclops Holdings, LLC (the “Purchaser”), a Delaware (U.S.A.) limited liability company and a wholly-owned subsidiary of Intel Corporation, a Delaware corporation (“Intel”), to purchase all of the issued and outstanding ordinary shares of the Company, par value EUR 0.01 per share (the “Shares”), for cash consideration (without interest and less applicable withholding taxes) of US$ 63.54 per Share, as further specified in the Shareholders Circular relating to the Annual General Meeting attached as Annex A to this Notice of and Agenda for the Annual General Meeting (the “Shareholders Circular”). The Offer is being made by the Purchaser pursuant to the Purchase Agreement, dated March 12, 2017, by and among Cyclops Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Intel (“Cyclops”), Intel and the Company (as it may be amended from time to time, the “Purchase Agreement”), which was filed by Intel as Exhibit 2.1 to its Current Report on Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”) (SEC File No. 000-06217) on March 13, 2017, and which is incorporated herein by reference. On April 4, 2017, Cyclops was converted from a Delaware corporation into a Delaware limited liability company (the “Purchaser Conversion”). All references in this Notice of and Agenda for the Annual General Meeting, and in the annexed Shareholders Circular, to the “Purchaser” describing the Purchaser’s rights and obligations under the Purchase Agreement refer to Cyclops prior to the Purchaser Conversion and to the Purchaser following the Purchaser Conversion. This is a discussion item only and shareholders will not vote on this item.

2.	To approve (goedkeuren), as required under Section 2:107a of the Dutch Civil Code (the “DCC”) (the “Asset Sale Resolution”), (x) the sale and transfer by the Company of all or substantially all of the assets and liabilities of the Company to the Purchaser, or an affiliate of the Purchaser, and (y) the assumption by the Purchaser, or an affiliate of the Purchaser, of all or substantially all of the liabilities of the Company ((x) and (y) together, the “Asset Sale”), substantially on the terms and conditions set forth in the form of Asset Sale Agreement between the Company and the Purchaser (the “Asset Sale Agreement”), a copy of which is attached to the Shareholders Circular as Annex 1. The consummation of the Asset Sale is subject to the following conditions precedent: (A) the Purchaser having accepted all Shares validly tendered to it in accordance with the terms of the Offer, (B) a ruling or rulings (the “Pre-Wired Asset Sale Ruling”), in form and substance reasonably acceptable to the Purchaser and the Company, having been obtained from the Israeli Tax Authority (the “ITA”) (i) that, as more fully specified in the Purchase Agreement, exempts Intel, the Purchaser and the Company from Israeli taxation with respect to the Asset Sale, the liquidation of the Company resulting from the Liquidation Resolution referred to below (the “Liquidation”) and the subsequent advance liquidation distribution in cash to shareholders of the Company who have not tendered their Shares to the Purchaser in the Offer, as contemplated by the Asset Sale Agreement (the “Second Step Distribution”), taking into account all relevant related steps (including the B.V. Conversion (as defined below)) and (ii) that the Asset Sale will not adversely affect the remaining duration or the extent of the incentives available to the Company and its subsidiaries resulting from the status of a “Preferred Enterprise” and/or “Benefitted Enterprise” under Israel’s Law for the Encouragement of Capital Investment, 1959, or require any recapture of any previously claimed incentive under such law, and that the entitlement of the Company or any of its subsidiaries to any such incentive shall be preserved despite the Asset Sale, (C) the number of Shares validly tendered to the Purchaser in accordance with the terms of the Offer (including Shares tendered during the Subsequent Offering Period (as such term is defined in the Shareholders Circular), as it may be extended by the Minority Exit Offering Period (as such term is defined in the Shareholders Circular), but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the time of expiration of the Offer), together with the Shares owned by the Purchaser or any of its affiliates, representing at least sixty-seven percent (67%) of the Company’s issued capital (the “Asset Sale Threshold”), (D) the Purchase Agreement not having been terminated in accordance with its terms, (E) each of the Liquidation Resolution and the Conversion Resolutions (as hereinafter defined) having been adopted by the general meeting of shareholders of the Company, (F) the Asset Sale Agreement having been executed by the parties thereto and (G) all other conditions precedent to the obligations of the Purchaser and the Company to effect completion of the Asset Sale (the “Asset Sale Completion”) under the Asset Sale Agreement, as more fully specified in the Asset Sale Agreement, having been satisfied or waived in accordance with the terms of the Asset Sale Agreement.

3.	To liquidate (ontbinden) the Company (the “Liquidation Resolution”), subject to the following conditions precedent (the “Liquidation Conditions Precedent”): (A) the Purchaser having accepted all Shares validly tendered to it in accordance with the terms of the Offer, (B) the Asset Sale Threshold having been achieved and (C) the Asset Sale Completion having occurred, with the Liquidation to become effective immediately following the satisfaction of all of the Liquidation Conditions Precedent and, in connection with the Liquidation:

(i)	to appoint Stichting Vereffening Mobileye (the “Liquidator”) as liquidator of the Company; and

(ii)	to approve the following compensation of the Liquidator: the making by the Company to the Liquidator of payments in the total amount of up to EUR 25,000 in exchange for services provided by the Liquidator.

4.	To convert (omzetten) (the “B.V. Conversion Resolution”) the Company from a public limited liability company (naamloze vennootschap or N.V.) (an “N.V.”) into a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid or B.V.) (a “B.V.”) under Dutch law (the “B.V. Conversion”), effective upon the first to occur of (i) the execution of the Conversion Deed of Amendment (as hereinafter defined) and (ii) the execution of the Post-Delisting Deed of Amendment (as hereinafter defined).

5.	To amend (the “Conversion Amendment Resolution”) the Articles of Association of the Company (the “Articles”) in accordance with the draft deed designated “Conversion Deed of Amendment” prepared by Houthoff Buruma Coöperatief U.A. (“Houthoff”) (the “Conversion Deed of Amendment”), and to authorize each lawyer, each notary and each candidate notary of Houthoff, jointly as well as severally, to have executed and to sign the Conversion Deed of Amendment. A copy of the draft Conversion Deed of Amendment is attached to the Shareholders Circular as Annex 2 and is also available for inspection by shareholders free of charge at the address above. The execution of the Conversion Deed of Amendment is subject to the following conditions precedent (the “Conversion Deed of Amendment Conditions Precedent”): (i) the Purchaser having purchased and paid for all Shares validly tendered to it in the Offer (the “Offer Closing”), (ii) the Purchase Agreement not having been terminated in accordance with its terms and (iii) the B.V. Conversion

Resolution having been duly adopted by the general meeting of shareholders of the Company. The fulfillment of the Conversion Deed of Amendment Conditions Precedent shall be conclusively evidenced by delivery to the notary executing the Conversion Deed of Amendment of a certificate signed by an executive director of the Company, to the effect that the Conversion Deed of Amendment Conditions Precedent have been satisfied.

6.	To amend (the “Delisting Amendment Resolution”; together with the B.V. Conversion Resolution and the Conversion Amendment Resolution, the “Conversion Resolutions”) the Articles in accordance with the draft deed designated “Post-Delisting Deed of Amendment” prepared by Houthoff (the “Post-Delisting Deed of Amendment”) and to authorize each lawyer, each notary and each candidate notary of Houthoff, jointly as well as severally, to have executed and to sign the Post-Delisting Deed of Amendment. A copy of the draft Post-Delisting Deed of Amendment is attached to the Shareholders Circular as Annex 3 and is also available for inspection by shareholders free of charge at the address above. The execution of the Post-Delisting Deed of Amendment is subject to the conditions precedent (the “Post-Delisting Deed of Amendment Conditions Precedent”) that (i) either (A) the Conversion Deed of Amendment shall have been executed or (B) all of the Conversion Deed of Amendment Conditions Precedent shall have been satisfied and (ii) the Shares shall no longer be listed for trading on the New York Stock Exchange (the “NYSE”). The fulfillment of the Post-Delisting Deed of Amendment Conditions Precedent specified in clauses (i)(B) and (ii) of the preceding sentence shall be conclusively evidenced by the delivery to the notary executing the Post-Delisting Deed of Amendment of a certificate signed by an executive director of the Company to the effect that such Post-Delisting Deed of Amendment Conditions Precedent have been satisfied.

7.	To discuss certain disclosures concerning the compensation of the directors of the Company for the year 2016, as set forth in the Shareholders Circular. This is a discussion item only and shareholders will not vote on this item.

8.	To discuss the annual report (jaarverslag) for the year 2016 included as part of the Dutch statutory accounts of the Company prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2016 (the “2016 Accounts”); to adopt the 2016 Accounts, in accordance with the draft of the 2016 Accounts prepared by the Company and signed by all of the members of the Board of Directors of the Company; to take note of the auditor’s report prepared in connection with the 2016 Accounts; and to approve of the addition of the Company’s net income for the financial year ended December 31, 2016, as set forth in the 2016 Accounts, to the Company’s retained earnings reserve. Copies of the 2016 Accounts and the related auditors report are annexed to the Shareholders Circular as Annex 4, are also available for inspection by shareholders free of charge at the Company’s address as set forth above and will be emailed to shareholders free of charge, upon request to the Company’s Investor Relations Department at Investors@mobileye.com.

9.	To grant to all of the members of the Board of Directors of the Company discharge from liability in accordance with Dutch law for the performance of their duties during the year ended December 31, 2016.

10.	To further grant to all of the members of the Board of Directors of the Company, effective upon the time of acceptance by the Purchaser of all Shares validly tendered to it in the Offer, discharge from liability in accordance with Dutch law for the performance of their duties up to the date of the Annual General Meeting.

11.	To re-elect:

(i)	Tomaso Poggio as non-executive director of the Company;

(ii)	Eli Barkat as non-executive director of the Company; and

(iii)	Judith Richter as non-executive director of the Company,

each having a three-year term of office expiring at the end of the annual general meeting of shareholders to be held in the year 2020.

12.	To elect (the “Governance Resolution”), effective as of the Offer Closing:

(i)	Tiffany D. Silva as executive director of the Company, for a term of office ending at the close of the annual general meeting of shareholders of the Company held in the year 2018 (or, if such person becomes an executive director of the Company during the year 2018, at the close of the annual general meeting held in the year 2020);

(ii)	David J. Miles as executive director of the Company, for a term of office ending at the close of the annual general meeting of shareholders of the Company held in the year 2018 (or, if such person becomes an executive director of the Company during the year 2018, at the close of the annual general meeting held in the year 2020);

(iii)	Nicholas J. Hudson as non-executive director of the Company, for a three-year term of office ending at the close of the annual general meeting of shareholders of the Company held in the third calendar year following the calendar year during which such person becomes a non-executive director;

(iv)	Mark L. Legaspi as non-executive director of the Company, for a three-year term of office ending at the close of the annual general meeting of shareholders of the Company held in the third calendar year following the calendar year during which such person becomes a non-executive director; and

(v)	Gary Kershaw as non-executive director of the Company, for a three-year term of office ending at the close of the annual general meeting of shareholders of the Company held in the third calendar year following the calendar year during which such person becomes a non-executive director.

These directors will replace Amnon Shashua, Ziv Aviram, Tomaso A. Poggio, Eli Barkat and Judith Richter (the “Resigning Directors”), who will resign as members of the Board of Directors of the Company effective as of the Offer Closing. Eyal Desheh and Peter Seth Neustadter (together with any independent non-executive director subsequently elected to replace them, the “Independent Directors”) would continue to serve on the Board of Directors, as non-executive directors, after the Offer Closing.

13.	To approve the compensation of the Independent Directors, after the Offer Closing, as follows: US$ 100,000 on an annual basis to each of the Independent Directors, payable by the Company in 4 equal quarterly installments of US$ 25,000 each, beginning on the first business day of the first calendar quarter following the Offer Closing and on the first business day of each subsequent calendar quarter during which the relevant Independent Director continues to serve on the Board of Directors, with a prorated portion of such quarterly fee to be payable in respect of the calendar quarter which includes the date on which the Offer Closing occurs.

14.	To grant authority to the Board of Directors to repurchase up to 10% of the Company’s issued share capital, during the 18-month period ending December 13, 2018, on the open market, through privately negotiated transactions or in one or more self-tender offers, for a price per share not less than the nominal value of a share and not greater than (i) 110% of the most recent available (as of the time of repurchase) price of a share on any securities exchange on which the Company’s shares are listed or quoted at the time of repurchase or (ii) if the Company’s shares are not listed or quoted on any securities exchange at the time of repurchase, 110% of the fair market value of the Company’s shares at the time of repurchase, as determined by the Board of Directors of the Company acting in good faith.

15.	To appoint PricewaterhouseCoopers Accountants N.V. (“PWC”) to serve as the Company’s independent public accounting firm to audit the Company’s Dutch statutory accounts prepared in accordance with IFRS for the year ending December 31, 2017.

16.	As required by the Dutch Corporate Governance Code (the “Dutch Governance Code”), to discuss the Company’s dividend policy. This is a discussion item only and shareholders will not vote on this item.

Important information concerning procedures for attendance and voting at the Annual General Meeting, the record date for the Annual General Meeting and other relevant matters relating to the Annual General Meeting are contained in the Shareholders Circular, a copy of which is attached as Annex A to this Notice of and Agenda for the Annual General Meeting. The contents of the Shareholders Circular are incorporated by reference into this Notice of Meeting and Agenda.

You are urged to read the attached Shareholders Circular carefully and to follow the procedures set forth therein to cast your vote at the Annual General Meeting.

Shareholders who plan to attend the Annual General Meeting in person must give the Company prior written notice of their intention to attend the meeting. See the attached Shareholders Circular for instructions as to how to give notice of your intention to attend the Annual General Meeting in person.

May 12, 2017	By order of the Board of Directors:

Peter Seth Neustadter
Presiding Director of the Board of Directors

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The notice of and agenda for the Annual General Meeting, together with the related Shareholders Circular, the form of Asset Sale Agreement, the draft Conversion Deed of Amendment, the draft Post-Delisting Deed of Amendment and the draft 2016 Accounts, are available on the Internet at www.proxyvote.com and at http://ir.mobileye.com/investor-relations/default.aspx.

ANNEX A

SHAREHOLDERS CIRCULAR

Mobileye N.V.

(the “Company”)

Shareholders Circular relating to the 2017 Annual General Meeting of Shareholders

To be held on June 13, 2017, Amsterdam, The Netherlands

May 12, 2017

Explanation to the Shareholders of the Company in respect of the Agenda for the 2017 Annual General Meeting of Shareholders to be held on June 13, 2017.

To the Shareholders:

This shareholders circular (this “Shareholders Circular”) contains information concerning the items on the agenda for the 2017 Annual General Meeting of Shareholders of the Company (the “AGM” or the “Annual General Meeting”) to be held on June 13, 2017 at 3:00 P.M., Amsterdam time, at the Waldorf Astoria Amsterdam, Herengracht 542-556, 1017 CG Amsterdam, The Netherlands. This Shareholders Circular is first being made available on or about May 12, 2017 to holders of the Company’s registered shares. Capitalized terms used but not defined in this Shareholders Circular have the meanings assigned to them in the notice of and agenda for the AGM to which this Shareholders Circular is attached (the “AGM Agenda”).

We are considered a foreign private issuer under the United States federal securities laws, and as such are not subject to those provisions of United States federal securities laws, and of the rules and regulations of the SEC, relating to the holding of shareholder meetings, including the form and contents of proxy statements and proxy cards. This Shareholders Circular therefore does not contain all the disclosures typically found in a proxy statement prepared in accordance with United States federal securities laws.

This Shareholders Circular contains certain forward-looking statements with respect to the Offer and related transactions, including the timing of certain transactions or events contemplated by the Purchase Agreement and other matters. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate,” “target,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” “hope,” “aim,” “continue,” “will,” “may,” “would,” “could” or “should” or other words of similar meaning or the negative thereof. There are various factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements.

The forward-looking statements contained in this Shareholders Circular are based on numerous assumptions and possible assessments made by the Company in light of its experience and perception of current conditions, possible future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this Shareholders Circular could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this Shareholders Circular are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this Shareholders Circular.

The information contained in this Shareholders Circular speaks only as of the date set forth above. The Company assumes no obligation to update the information contained in this Shareholders Circular to reflect any developments after the date set forth above, whether as a result of new information, future events or otherwise.

Vote Required to Approve the Items on the AGM Agenda

The resolutions to be adopted by shareholders as described in the AGM Agenda must generally be approved by a majority of the votes cast at the AGM in respect of each such item. However,

(i)	the resolutions for approval of the sale by the Company of all or substantially all of its assets, and for the liquidation of the Company, as contained in Items 2 and 3 on the AGM Agenda; and

(ii)	the resolutions for conversion of the Company from an N.V. into a B.V. and for the related amendments of the Articles, as contained in Items 4 through 6 on the AGM Agenda,

must be approved by two-thirds of the votes cast at the AGM, provided that the votes cast in favour of these resolutions also represent more than 50% of all issued and outstanding Shares.

Recommendation of the Board of Directors

The Board of Directors recommends that you vote all of your Shares “FOR” all items included on the agenda for the Annual General Meeting.

Two of the members of the Company’s Board of Directors, Professor Amnon Shashua and Mr. Ziv Aviram, who together hold approximately 7% of our issued and outstanding Shares, have agreed with the Purchaser that they will vote “FOR” all of the items related to the Offer which are included on the AGM Agenda, consisting of Items 2 through 6, 10 and 12 on the AGM Agenda (together, the “Offer-Related Resolutions”). See the discussion below of Item 1 on the AGM Agenda, “Summary of Key Terms of the Offer and the Purchase Agreement — Certain Other Agreements — Tender and Support Agreements.”

Failure of the general meeting of shareholders of the Company to adopt certain of the Offer-Related Resolutions may limit the obligation of the Purchaser to consummate the Offer and/or may reduce the likelihood of the Offer Closing occurring. See the discussion below of Item 2 on the AGM Agenda, “General Background — Effect of Adoption or Non-Adoption of the Asset Sale Resolution, Liquidation Resolution and Conversion Resolutions” and the discussion below of Item 12 on the AGM Agenda, “Effect of Non-Adoption of the Governance Resolution.” See also the discussion below of Item 2 on the AGM Agenda, “The Pre-Wired Asset Sale Ruling — Effect on the Offer Closing of Issuance or Non-Issuance of the Pre-Wired Asset Sale Ruling.”

Tax Information

Israeli Taxation

This Shareholders Circular includes a summary of certain Israeli tax consequences of the Offer and the Post-Offer Reorganization (as hereinafter defined) to shareholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are not tendered but who receive cash in the Post-Offer Reorganization. This summary is based on current provisions of the Israel Income Tax Ordinance (New

Version), 5721 – 1961 (the “Ordinance”), and regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and could affect the Israeli tax consequences described in this Shareholders Circular. The Company and the Purchaser obtained a ruling from the ITA with respect to withholding requirements under the Ordinance (the “Israeli Equity Tax Ruling”). The discussion below of Item 1 on the AGM Agenda, “Summary of Key Terms of the Offer and the Purchase Agreement – The Purchase Agreement and the Offer – Israeli Withholding Tax,” provides a general description of certain terms and conditions of the Israeli Equity Tax Ruling.

The summary information contained in this Shareholders Circular is not a complete description of all the matters relating to Israeli tax consequences of the Offer or the Post-Offer Reorganization and does not address many of the tax considerations applicable to shareholders that may be subject to special tax rules or taxation under multiple tax jurisdictions.

In particular, except as set forth in the discussion of Item 2 on the AGM Agenda, under the heading “The Pre-Wired Asset Sale Ruling,” the discussion of Israeli tax matters in this Shareholders Circular is limited to a discussion of Israeli withholding tax matters and does not purport to contain any discussion of the general Israeli tax consequences of the sale of Shares to the Purchaser pursuant to the Offer, or the sale or transfer of Shares in any Post-Offer Reorganization, or any other general Israeli tax consequences of the Offer, or of any Post-Offer Reorganization that the Purchaser and Intel may elect to implement.

United States Taxation

This Shareholders Circular does not purport to contain any discussion of United States federal, state or local withholding or other taxes that may be applicable in connection with the Offer or the Post-Offer Reorganization, or of the general United States federal, state or local tax consequences of the sale of Shares to the Purchaser pursuant to the Offer, or the sale or transfer of Shares in any Post-Offer Reorganization.

General

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES THAT THE OFFER AND THE POST-OFFER REORGANIZATION WILL HAVE ON YOU, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME, AND OTHER UNITED STATES, ISRAELI OR OTHER TAX LAWS, IN VIEW OF YOUR PARTICULAR CIRCUMSTANCES.

Procedures for Voting and Attendance at the AGM

The Company urges you to promptly cast your vote at the AGM. If you have received an original proxy card in hard copy format and wish to vote by mail, please complete, sign, date and promptly mail the enclosed proxy for use at the Annual General Meeting in the enclosed envelope. No postage is required for mailing in the United States. If you have not received an original proxy card in hard copy format, please vote by Internet or telephone using the instructions set forth below.

Instead of a paper copy of the Shareholders Circular and of the AGM Agenda, most of our shareholders are receiving a notice regarding the Internet availability of our proxy materials for the AGM. The notice includes instructions on how to access the proxy materials over the Internet. The notice also contains instructions on how each shareholder can receive a paper copy of our proxy materials, including this Shareholders Circular, the AGM Agenda and a form of proxy card.

Only holders of record of our Shares, outstanding at the close of business in New York on May 16, 2017 (the “Record Date”), are entitled to attend and vote at the Annual General Meeting.

Each shareholder is entitled to one vote for each of our Shares held of record by such shareholder as of the Record Date, on each matter submitted to a vote at the Annual General Meeting. All Shares represented by proxies duly executed and received by 11:59 A.M., United States Eastern Daylight Time on June 12, 2017 (the “Voter Deadline”), will be voted at the Annual General Meeting in accordance with the terms of the proxies.

If and to the extent that no choice is indicated on a proxy on any proposal, the proxyholders will vote in favour of all proposals described in this Shareholders Circular as to which no choice has been indicated on the proxy. If any business is properly brought before the Annual General Meeting under our Articles of Association or Dutch law other than that set forth in the AGM Agenda, all proxies will be voted in accordance with the best judgment of the proxyholders. In general, only those items appearing on the AGM Agenda can be voted on at the AGM.

A shareholder may revoke a proxy by submitting a document revoking it prior to the Voter Deadline, by submitting a duly executed proxy bearing a later date prior to the Voter Deadline or by attending the Annual General Meeting and voting in person.

If you hold your shares through a bank, brokerage firm or other agent and do not give instructions to your bank, brokerage firm or other agent as to how your shares should be voted at the Annual General Meeting, the shares that you hold through a bank, brokerage firm or other agent will not be voted at the Annual General Meeting. We therefore urge all shareholders who hold their shares through a bank, brokerage firm or other agent to promptly vote their shares in accordance with the instructions provided by their bank, brokerage firm or other agent.

You may cast your vote at the AGM by using any one of the following methods:

(1)	VOTE BY INTERNET – Use the internet (website: www.proxyvote.com) to transmit your voting instructions and for electronic delivery of information prior to the Voter Deadline. Have the proxy materials that you have received in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE MEETING MATERIALS:

If you would like to reduce the costs incurred by the Company in mailing shareholder meeting materials, you can consent to receiving all future notices of and agendas for shareholders meetings, shareholders circulars and proxy cards electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

(2)	VOTE BY PHONE: +1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions prior to the Voter Deadline. Have the proxy materials that you have received in hand when you call and then follow the instructions.

(3)	VOTE BY MAIL: Shareholders who have received an original proxy card in hard copy format may vote by mail. In order to cast your vote by mail please mark, sign and date your proxy card and return it in the envelope we have provided or return it in another envelope, postage prepaid, to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717 U.S.A. Proxy cards that are mailed must be received by Broadridge by no later than the Voter Deadline. No postage is required for mailing of the enclosed envelope in the United States.

In the future, we may, as permitted by Dutch law, and by United States law for foreign private issuers such as the Company, give notice of annual and extraordinary shareholders meetings solely by way of mailing to our registered shareholders, rather than attempting to distribute shareholder meeting materials to all beneficial owners of the Company’s shares.

We will bear the cost of soliciting proxies in relation to the matters to be voted on at the Annual General Meeting. Some of our directors, executive officers and employees may solicit proxies in person or by mail, telephone, fax or email, but will not receive any additional compensation for these services. We may reimburse brokers and others for their reasonable expenses in forwarding proxy solicitation material to the beneficial owners of our shares. We may also retain a proxy solicitation firm to assist in the solicitation of proxies for the Annual General Meeting.

Shareholders must prior to 11:59 P.M. United States Eastern Daylight Time on June 6, 2017 give notice in writing to the Company (by email to the following address: AGM2017@mobileye.com, or by other written notice to the Company at its address in Jerusalem, Israel, Attention: General Counsel, which is received by 11:59 P.M. United States Eastern Daylight Time on June 6, 2017) of their intention to attend the Annual General Meeting in person. Admittance of shareholders and acceptance of written voting proxies shall be governed by Dutch law.

EXPLANATION OF ITEM 1 ON THE AGENDA FOR THE ANNUAL GENERAL MEETING (INFORMATION RELATED TO THE OFFER)

Discussion of the Offer at the Annual General Meeting

At the Annual General Meeting, representatives of the Company will be available to provide information to the shareholders of the Company concerning the Offer and to answer any questions shareholders may have concerning the Offer. Shareholders will also have the opportunity to discuss the Offer at the Annual General Meeting.

Neither the making and consummation of the Offer, nor the execution by the Company of the Purchase Agreement and related documents, requires or required any approval to be obtained from the general meeting of shareholders of the Company. Accordingly, shareholders will not be entitled at the AGM to adopt any resolution of any kind, binding or non-binding, or to cast any vote, including any purely advisory vote, relating to the making or consummation of the Offer, or to the execution by the Company of the Purchase Agreement and related documents.

Certain amendments to the Articles in connection with the Offer, and certain means of effectuating the Post-Offer Reorganization to be potentially consummated following the Offer Closing, as well as certain other matters connected with the Offer, are subject to approval by the shareholders of the Company, and shareholders will have an opportunity to vote on these matters at the AGM. See the discussion below of the Offer-Related Resolutions (Items 2 through 6, 10 and 12) on the AGM Agenda.

Recommendation of the Company’s Board of Directors

After careful consideration, on March 12, 2017 the Board of Directors of the Company (other than the executive directors of the Company, Professor Amnon Shashua and Mr. Ziv Aviram, who abstained, due to conflicts of interest) unanimously (a) determined that the Purchase Agreement and the transactions contemplated thereby (other than (i) certain means of effectuating the Post-Offer Reorganization and (ii) the transactions contemplated by the Tender and Support Agreements (as hereinafter defined) ((i) and (ii) together, the “Excluded Transactions”), as to which the Board of Directors did not reach any conclusion) are in the best interests of the Company, its business and its shareholders, employees and other relevant stakeholders and (b) approved and adopted the Purchase Agreement and approved the transactions contemplated thereby (other than the Excluded Transactions, as to which the Board of Directors did not reach any conclusion).

The Board of Directors recommends that the shareholders of the Company accept the Offer and tender their Shares to the Purchaser in the Offer. Furthermore, the Board of Directors recommends that you vote “FOR” each of the Offer-Related Resolutions (Items 2 through 6, 10 and 12 on the AGM Agenda) to be voted on at the AGM.

For a detailed explanation of the Board’s reasons for recommending the Offer, see the Solicitation/ Recommendation Statement on Form 14D-9 which was filed by the Company with the SEC on April 5, 2017 and which was mailed to shareholders on or about April 5, 2017 (as it may be amended from time to time, the “Schedule 14D-9”), Item 4(b), “The Solicitation and Recommendation — Background of the Purchase Agreement; Reasons for the Recommendation — Reasons for the Recommendation of the Board.”

On March 12, 2017 Raymond James & Associates Inc. (“Raymond James”) issued an opinion to the Board of Directors of the Company as to the fairness, as of such date, from a financial point of view, to the holders of the Shares of the consideration to be received by such holders pursuant to the Offer as provided in the Purchase Agreement (the “Fairness Opinion”), based upon and subject to the qualifications, assumptions and other matters considered by Raymond James in connection with the preparation of the Fairness Opinion.

The full text of the Fairness Opinion is attached as Annex A to the Schedule 14D-9. For additional information concerning the Fairness Opinion, and certain financial relationships between the Company and Raymond James, see the Schedule 14D-9, Items 4(d) and (e), “The Solicitation and Recommendation — Opinion of the Company’s Financial Advisor” and “— Certain Unaudited Prospective Financial Information of the Company” and Item 5, “Persons/Assets Retained, Employed, Compensated or Used.”

Summary of Key Terms of the Offer and the Purchase Agreement

General Introduction

The following is a summary of certain key terms of the Offer and the Purchase Agreement. This summary is qualified in its entirety by reference to (i) the Purchase Agreement itself, which was filed by Intel as Exhibit 2.1 to its Current Report on Form 8-K filed with the SEC (SEC File No. 000-06217) on March 13, 2017 (the “Intel 8-K”), and which is incorporated herein by reference, (ii) certain related agreements filed by the Company with the SEC as Exhibits to the Schedule 14D-9, (iii) the Offer to Purchase, mailed to shareholders of the Company by the Purchaser on or about April 5, 2017 (together with the related Letter of Transmittal included therewith, the “Offer to Purchase”) and (iv) the Schedule TO filed by the Purchaser with the SEC on April 5, 2017, including the Exhibits filed therewith (as it may be amended from time to time, the “Schedule TO”).

You may read and copy the Schedule TO and the Schedule 14D-9, and the exhibits and amendments thereto, as well as the Purchase Agreement attached as Exhibit 2.1 to the Intel 8-K, at SEC Headquarters at 100 F Street, N.E., Washington, D.C. 20549, U.S.A. Please call the SEC at +1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the Schedule 14D-9, and the exhibits and amendments thereto, as well as the Purchase Agreement attached as Exhibit 2.1 to the Intel 8-K, and other information that Intel, the Purchaser and the Company have filed electronically with the SEC. Intel and the Company have also made and will continue to make information relating to the transaction available to the public on http://intelandmobileye.transactionannouncement.com/, which has been and will continue to be used by Intel and the Company to disclose information about the transaction and comply with the SEC’s Regulation FD. This website and the information on or connected to this website are not a part of this Shareholders Circular, are not incorporated herein by reference and should not be considered to be a part of this Shareholders Circular.

The summary below does not purport to be complete and additional information concerning the Offer and the Purchase Agreement is included in the Offer to Purchase, the Schedule 14D-9 and the Schedule TO. In particular, these other documents should be consulted for information concerning:

•	the procedures for tendering Shares in the Offer. See Offer to Purchase, Items 2 and 3, “Acceptance for Payment and Payment for Shares” and “Procedures for Accepting the Offer and Tendering Shares”;

•	withdrawal rights in respect of the Offer. See Offer to Purchase, Item 4, “Withdrawal Rights”;

•	certain U.S. and Israeli tax consequences of the Offer. See Offer to Purchase, Item 5, “Certain Tax Consequences”;

•	recent trading prices of the Shares on the NYSE. See Offer to Purchase, Item 6, “Price Range of Shares; Dividends”;

•	information provided by the Purchaser concerning the sources of the Purchaser’s funds for financing the Offer. See Offer to Purchase, Item 9, “Source and Amount of Funds”;

•	a summary description of certain contacts and negotiations leading to the execution of the Purchase Agreement and the making of the Offer. See Offer to Purchase, Item 10, “Background of the Offer; Past Contacts or Negotiations with Mobileye” and Schedule 14D-9, Item 4(b), “Background of the Purchase Agreement — Reasons for the Recommendation — Background of the Purchase Agreement”;

•	certain effects of the Offer on the market for the Shares and other related matters. See Offer to Purchase, Item 13, “Certain Effects of the Offer”;

•	certain antitrust approvals required for the consummation of the Offer. See Offer to Purchase, Item 16, “Certain Legal Matters; Regulatory Approvals” and Schedule 14D-9, Item 8(b), “Regulatory and Other Approvals”; and

•	certain interests of directors and executive officers of the Company in relation to the Offer that are different from or in addition to those of the Company’s shareholders generally. See Schedule 14D-9, Item 3(a), “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company.”

The Purchase Agreement and the Offer

The Offer

On April 5, 2017, the Purchaser, pursuant to the Offer to Purchase mailed to shareholders of the Company on or around such date, made the Offer to all shareholders of the Company to purchase all of the outstanding Shares of the Company at a purchase price of US$ 63.54 per Share payable in cash, less any applicable withholding taxes and without interest (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase.

The initial time of expiration of the Offer is 5:00 P.M., New York time, on June 21, 2017, subject to extension as described under “Extension of the Offer” below (the time of expiration of the Offer as extended from time to time, being referred to herein as the “Expiration Time”).

The Purchase Agreement

The Offer was made pursuant to the Purchase Agreement. The Purchaser under the Purchase Agreement was originally Cyclops. On April 4, 2017, the Purchaser Conversion occurred, as a result of which Cyclops converted from a Delaware corporation into a Delaware limited liability company, which is now the Purchaser under the Offer. The Purchaser Conversion has not adversely impacted, and will not adversely impact, in any respect the Company or any of its shareholders, or the Company’s rights under the Purchase Agreement, and has not relieved, and will not relieve, Cyclops or Intel of their respective obligations under the Purchase Agreement. All references to the “Purchaser” in this Shareholders Circular refer to Cyclops prior to the Purchaser Conversion and to the Purchaser following the Purchaser Conversion.

The Purchase Agreement provides, among other things, for various potential means of effectuating a corporate reorganization of the Company (the “Post-Offer Reorganization”), utilizing processes available under Dutch law to (a) ensure that the Purchaser becomes the owner of all of the Company’s business operations from and after the consummation of the Post-Offer Reorganization and (b) use reasonable best efforts to cause any holders of Shares who do not tender their Shares in the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) to be offered or to receive the same consideration for their Shares as those shareholders who tendered their Shares in the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), without interest and less applicable withholding taxes, which means of effectuating the Post-Offer Reorganization may include

•	if the Purchaser acquires at least 95% of the Company’s issued capital in or following the Offer and certain other conditions (as described below) are satisfied, the initiation by the Purchaser of legal proceedings in the Dutch courts for compulsory acquisition of the Shares of the non-tendering shareholders (the “Compulsory Acquisition”) (see “Compulsory Acquisition” below);

•	subject to receipt of the Pre-Wired Asset Sale Ruling and certain other conditions (as described below), the Asset Sale, followed by the Liquidation and the Second Step Distribution (see the discussion below of Items 2 and 3 on the AGM Agenda);

•	the election by the Company pursuant to U.S. Treasury Regulations Section 301.7701-3 to be classified as a partnership or as a disregarded entity for U.S. federal tax purposes (the “Partnership Election”); and

•	the exercise by the Purchaser of the option (the “Call Option”), exercisable after the acceptance by the Purchaser of all Shares validly tendered to it in the Offer, which has been granted to the Purchaser by the Company in the Purchase Agreement, to purchase newly issued ordinary shares of the Company for an amount per ordinary share equal to the Offer Consideration, so as to increase the Purchaser’s ownership of ordinary shares of the Company by 15% of the total number of ordinary shares of the Company then outstanding, after giving effect to the exercise in full of the Call Option (such ordinary shares, in the aggregate, the “Option Shares”) (see “Call Option” below).

See “Post-Offer Reorganization,” “The Asset Sale, Liquidation and Second Step Distribution,” “Compulsory Acquisition,” “Alternative Post-Closing Restructurings” and “Call Option” below.

Obligation of the Purchaser to Make the Offer

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will (and Intel will cause Purchaser to), (a) at or as promptly as practicable following the Expiration Time (but in any event within two business days thereafter), accept for payment (the time of acceptance for payment, the “Acceptance Time”) and (b) at or as promptly as practicable following the Acceptance Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) thereafter, pay for, all Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Acceptance Time.

It is expected that following the Offer Closing, the listing of the Shares on the NYSE will be terminated, the Company will no longer be a publicly traded company, and the Shares will be deregistered under the Exchange Act, resulting in the cessation of the Company’s reporting to the SEC.

Conditions of the Offer

The obligation of the Purchaser to consummate the Offer is conditioned upon, among other things, (a) the Purchase Agreement not being terminated in accordance with its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following conditions:

•	There shall have been validly tendered to the Purchaser pursuant to the Offer and not withdrawn a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with other Shares then owned by Intel or its affiliates, represents at least 95% (the “Minimum Percentage”) of the Company’s issued capital immediately prior to the Expiration Time (the “Minimum Condition”). The Minimum Percentage may be reduced to less than 95% in the following circumstances:

••	Intel may, in its sole discretion, at any time reduce the Minimum Percentage from 95% to 80%.

••	The Minimum Percentage will in any event automatically be reduced to 80% if the ITA issues the Pre-Wired Asset Sale Ruling.

••	The Minimum Percentage will also in any event further be automatically reduced to 67% if (i) the ITA issues the Pre-Wired Asset Sale Ruling and (ii) the Asset Sale Resolution, the Liquidation Resolution and the Conversion Resolutions are adopted at the AGM or at a subsequent extraordinary general meeting of shareholders of the Company held prior to the Expiration Time (a “Subsequent EGM”).

•	All applicable waiting periods shall have expired, and all applicable antitrust and other regulatory approvals shall have been obtained, under all applicable antitrust and regulatory laws of the United States, Israel or other applicable jurisdictions (the “Antitrust Clearance Condition”).

•	There shall be no law, regulation, order or injunction in effect prohibiting, rendering illegal, frustrating or enjoining the consummation of any of the transactions contemplated by the Purchase Agreement (including the consummation of any Post-Offer Reorganization) (a “Legal Restraint”) other than Legal Restraints relating to exercise of the Call Option (the “No Restraints Condition”). If the number of Shares validly tendered to the Purchaser in the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) represents at least 95% of the Company’s issued capital as of the Expiration Time, then the No Restraints Condition will be deemed to be satisfied notwithstanding the fact that there are Legal Restraints in effect at the Expiration Time, if those Legal Restraints relate solely to the consummation of any Post-Offer Reorganization other than the Compulsory Acquisition or the Partnership Election.

•	The Governance Resolution shall have been adopted at the AGM or a Subsequent EGM.

•	No fact, change, development, occurrence or effect (each, an “Effect”) shall have occurred that, individually or in the aggregate, would have or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Purchase Agreement and hereinafter) (the “No Material Adverse Effect Condition”). A “Company Material Adverse Effect” is defined by the Purchase Agreement as any Effect that (a) materially adversely affects the business, assets, results of operations or financial condition of the Company and its subsidiaries, taken as a whole or (b) prevents or materially impairs the ability of the Company to consummate the transactions contemplated by the Purchase Agreement. However, the Purchase Agreement provides that none of the following shall be taken into account in determining whether a Company Material Adverse Effect as described in clause (a) of the above definition has occurred:

(i)	general economic conditions (or changes in such conditions) in the United States, The Netherlands, Israel or any other country or region in the world in which the Company or its subsidiaries conduct business, or conditions in the global economy in general;

(ii)	changes in any financial, debt, credit, capital, banking or securities markets or conditions;

(iii)	changes in interest, currency or exchange rates or in the price of any commodity, security or market index;

(iv)	changes after the date of the Purchase Agreement in applicable law, including any tax law, or the enforcement or interpretation thereof, or in generally accepted accounting principles of the United States of America (“U.S. GAAP”) or other applicable accounting standards (or the enforcement or interpretation thereof);

(v)	changes in the Company’s and its subsidiaries’ industries in general;

(vi)	any change in the market price, trading volume or ratings of any securities or indebtedness of the Company or any of its subsidiaries, any change of the ratings or the ratings outlook for the Company or any of its subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or failure of the Company to meet, or the publication of any report regarding, any internal or public projections, forecasts, guidance, budgets, predictions or estimates of or relating to the Company or any of its subsidiaries (it being understood that the underlying facts and circumstances giving rise to such change or failure may, if not otherwise excluded, be taken into account in determining whether a Company Material Adverse Effect has occurred or will occur);

(vii)	the continuation, occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism, sabotage or military conflicts, whether or not pursuant to the declaration of an emergency or war;

(viii)	the execution and delivery of the Purchase Agreement or the announcement or pendency of the transactions contemplated by the Purchase Agreement (including by reason of the identity of the Purchaser), including the impact thereof on the relationships, contractual or otherwise, of the Company and its subsidiaries with employees, customers, vendors, landlords, suppliers or partners (including the termination, suspension, modification or reduction of such relationships);

(ix)	the existence, occurrence or continuation of any force majeure events, including natural or manmade disasters, any epidemic, pandemic or other similar outbreak or any other national, international or regional calamity;

(x)	any action brought or threatened by shareholders of the Company (whether on behalf of the Company or otherwise) asserting allegations of breach of fiduciary duty or violations of securities laws in connection with the transactions contemplated by the Purchase Agreement;

(xi)	any action brought, or that could be brought, by any third party challenging the transactions contemplated by the Purchase Agreement; and

(xii)	any action expressly required to be taken pursuant to the Purchase Agreement, any action not taken because it was prohibited under the Purchase Agreement (so long as the Company requested in writing Intel’s waiver or consent to take such action and Intel failed to provide such waiver or consent), or any action taken at the express written direction of Intel or the Purchaser;

provided that with respect to subclauses (i), (ii), (iii), (iv), (v), (vii) and (ix), Intel or the Purchaser must prove that such Effect disproportionately affects the Company and its subsidiaries, taken as a whole, compared to other similarly situated companies, and then, to the extent not otherwise excluded, only such incremental disproportionate impact or impacts will be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.

•	(i) Each of the representations and warranties of the Company set forth in the Purchase Agreement relating to the absence of any fact, change, event, development, occurrence or effect that would be expected to have a Company Material Adverse Effect shall continue to be true and correct in all respects as of the Expiration Time, (ii) each of such representations and warranties relating to capital structure shall continue to be true and correct except for de minimis inaccuracies as of the Expiration Time, (iii) each of such representations and warranties relating to corporate existence and power, corporate authorization, validity of and absence of restrictions on, and there being no other Shares, the Company’s subsidiaries, certain intellectual property contracts, finders’ fees and the opinion of the Company’s financial advisor shall continue to be true and correct in all material respects as of the Expiration Time and (iv) each of the other representations and warranties of the Company set forth in the Purchase Agreement shall continue to be true and correct as of the Expiration Time, other than for such failures to be true and correct that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect ((i) through (iv) together the “Representations and Warranties Condition”).

•	The Company shall have performed or complied with in all material respects the obligations that it is required to comply with or perform under the Purchase Agreement at or prior to the Expiration Time (the “Covenant Compliance Condition”).

•	The Resigning Directors shall have resigned from the Company’s Board of Directors effective as of the Offer Closing.

•	The Company shall have delivered to Intel a certificate signed by an authorized officer of the Company, dated as of the date on which the Offer expires, certifying that the No Material Adverse Effect Condition, the Representations and Warranties Condition and the Covenant Compliance Condition have been satisfied.

Certain Agreements of the Purchaser Relating to the Offer

The Purchaser has agreed in the Purchase Agreement that it will not, without the consent of the Company:

•	waive the Minimum Condition or change the Minimum Percentage, except for permitted reductions of the Minimum Percentage as described above;

•	decrease the Offer Consideration;

•	change the form of the Offer Consideration to be paid in the Offer;

•	decrease the number of Shares sought to be acquired by the Purchaser in the Offer;

•	extend or change the Expiration Time, except as provided in the Purchase Agreement (see “Extension of the Expiration Time” below);

•	impose additional conditions to the Offer; or

•	otherwise modify, amend or supplement any condition to or term of the Offer in a manner that is adverse to the shareholders of the Company.

Extension of the Expiration Time

The Purchaser may extend the Offer to such other date and time as may be agreed in writing by the Company and Intel, and will extend the Offer for the minimum period required by applicable law, the SEC, or the rules of the NASDAQ Global Select Market (“NASDAQ”) or the NYSE. If at the Expiration Time any condition to the Offer is not satisfied, the Purchaser is also required by the Purchase Agreement to extend the Expiration Time by successive periods of 10 business days each, in order to permit satisfaction of such condition. However,

•	If the Antitrust Clearance Condition is not satisfied as of any scheduled Expiration Time, the Purchaser may extend the Expiration Time by a period of up to 20 (rather than 10) business days, if the Purchaser determines in good faith, after consultation with its outside legal counsel, that at any then-scheduled Expiration Time the Antitrust Clearance Condition is not reasonably likely to be satisfied within a 10 business day extension period.

•	If the sole remaining unsatisfied condition as of any scheduled Expiration Time is the Minimum Condition, and either (i) the Pre-Wired Asset Sale Ruling has been obtained, or (ii) Intel determines in its reasonable judgment that the Pre-Wired Asset Sale Ruling will not be obtained, the Purchaser will not be required to extend the Offer by more than two consecutive periods of 10 business days each.

•	The Purchaser is not required to extend the Offer at any time that Intel or the Purchaser is permitted to terminate the Purchase Agreement.

The Purchaser will not in any event be required to extend the Offer beyond March 12, 2018 (the “End Date”). However, if as of the End Date all of the conditions to the Offer other than the Antitrust Clearance Condition have been satisfied, the End Date will be automatically extended first to June 10, 2018 and then again (if as of June 10, 2018 all conditions to the Offer are satisfied other than the Antitrust Clearance Condition) until September 8, 2018.

The initial Expiration Time is 5:00 P.M., New York time, on June 21, 2017. The Company does not presently anticipate that all of the conditions to the Offer will be satisfied as of such time and accordingly the Purchaser is expected to be required to extend the Offer beyond that time in accordance with the provisions described above.

The AGM and Subsequent EGM

In the Purchase Agreement the Company undertakes to hold the AGM and to recommend to shareholders at the AGM the approval of the Offer-Related Resolutions. In the event that any of the Offer-Related Resolutions are not approved by the requisite shareholder vote at the AGM (see “Vote Required to Approve the Items on the AGM Agenda” above in the introduction to this Shareholders Circular), the Company has further undertaken to convene the Subsequent EGM, at which shareholders will be afforded the opportunity to reconsider and again vote on those Offer-Related Resolutions which are not adopted by the requisite shareholder vote at the AGM.

The Company has further undertaken in the Purchase Agreement to recommend the acceptance of the Offer in the Schedule 14D-9, this Shareholders Circular and otherwise, and not to revoke, withdraw or modify that recommendation unless the Purchase Agreement is terminated in accordance with its terms.

The Subsequent Offering Period and the Minority Exit Offering Period

Following the Acceptance Time in accordance with the Purchase Agreement, the Purchaser will provide for a subsequent offering period of at least 10 business days in accordance with Rule 14d-11 under the Exchange Act (the “Subsequent Offering Period”). In the event that prior to the expiration of the Subsequent Offering Period, the Purchaser or one of its affiliates has elected to (a) exercise the Call Option or (b) effectuate the Asset Sale, the Purchaser will extend the Subsequent Offering Period for at least five business days (the “Minority Exit Offering Period”). During the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period, shareholders of the Company will have an additional opportunity to tender their Shares to the Purchaser, in accordance with procedures to be subsequently announced by the Purchaser prior to the beginning of the Subsequent Offering Period. See the discussion below of Item 5 on the AGM Agenda, “Proposed Amendments to the Company’s Articles of Association – Requirement of a Notarial Deed for Transfer of Shares” for a description of certain administrative formalities that may, under certain circumstances, be required under Dutch law for the tender of Shares to the Purchaser during the Subsequent Offering Period and the Minority Exit Offering Period.

Israeli Withholding Tax

Generally, the receipt of cash in exchange for Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) or the Post-Offer Reorganization will be considered an Israeli source transaction for Israeli income tax purposes and may be subject to mandatory withholding requirements.

The Company and the Purchaser have obtained the Israeli Equity Tax Ruling with respect to withholding requirements under the Ordinance, in order to exempt shareholders who are not Israeli residents, as determined under the Ordinance, from Israeli withholding tax obligations, subject to the conditions described below and the submission of non-Israeli residency declarations. The Shares held by shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) may be acquired by the Purchaser in the Compulsory Acquisition. If such shareholders have not submitted the required non-Israeli residency declaration by the time payment for such Shares is made, the Purchaser may need to withhold tax from the consideration payable to such shareholders at the full default withholding rate pursuant to Israeli law.

The Israeli Equity Tax Ruling provides, among other things, that (1) payments made to non-Israeli brokers with respect to tendering shareholders of the Company who certify that they (a) hold less than 5% of the outstanding Shares, (b) acquired their Shares on or after January 1, 2009 and (c) are currently, and at the time they acquired their Shares, non-Israeli residents for Israeli tax purposes, and provide the required signed declarations to such effect, will be exempt from Israeli withholding tax; (2) payments made to eligible Israeli brokers or Israeli financial institutions with respect to tendering shareholders of the Company who hold less than 5% of the outstanding Shares and acquired their Shares on or after January 1, 2009, will be exempt from Israeli withholding tax by the Purchaser, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, as required under Israeli law; and (3) payments made with respect to tendering shareholders of the Company not described in clauses (1) and (2) above will be subject to Israeli withholding tax (generally at the rate of 25% for individuals and 24% for corporations), unless they provide a valid certificate issued by the ITA providing for an exemption from withholding or for a reduced withholding tax rate that will be in effect as of the date of actual payment for the sale of Shares. According to the terms of the Israeli Equity Tax Ruling, such valid certificate must specifically relate to the sale of Shares and a general exemption for “services and assets” may not be relied upon for an exemption or reduced rate of withholding. Once the Offer Closing occurs and the sale of Shares is confirmed, there will be no further opportunity to provide a valid certificate or remedy any deficiencies in a certificate that has already been provided, including in the event that a certificate limited in time is no longer in effect as of the date of payment.

The applicable withholding taxes (including Israeli dividend withholding taxes) and other taxes, if any, imposed on shareholders of the Company who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) may be different from, and greater than, the taxes imposed upon such shareholders had they tendered their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period).

Treatment of Equity Awards

At the Offer Closing, each restricted share unit issued by the Company pursuant to the Company’s equity compensation plans (each, a “Company RSU”) that is outstanding as of immediately prior to the Offer Closing and either (a) held by a person other than an employee who continues his or her employment with the Company or any of its subsidiaries at the Offer Closing (a “Continuing Employee”), whether vested or unvested, (b) vested in accordance with the terms of the applicable Company equity compensation plan and award agreement evidencing such Company RSU as of immediately prior to the Offer Closing and for which Shares have not yet been issued, (c) that, in the absence of the Offer and the other transactions contemplated by the Purchase Agreement, would become vested within two years following the Offer Closing and are held by a Continuing Employee whose employment or service with the Company commenced prior to the date of the Purchase Agreement or (d) is subject to accelerated vesting solely as a result of the completion of the Offer and the other transactions contemplated by the Purchase Agreement in accordance with the terms thereof (each, a “Terminating RSU”), will, without any action on the part of Intel, the Purchaser, the Company, the holder thereof or any other person, be accelerated and converted into and will become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the Offer Consideration by (y) the total number of Shares subject to such Company RSU. Any payment with respect to a Terminating RSU will be subject to all applicable United States federal, state and local tax withholding requirements, and, with respect to Israeli employees, in accordance with the terms and conditions of the Israeli Equity Tax Ruling as described above and any specific tax ruling relating to the treatment of equity awards granted to Israeli employees which may be obtained by the Company.

At the Offer Closing, each Company RSU that is outstanding as of immediately prior to the Offer Closing and that is not a Terminating RSU will, without any action on the part of Intel, the Purchaser, the Company, the holder thereof or any other person, be converted into an equity award subject to the same terms and conditions applicable to such Company RSU (including the same vesting schedule and terms regarding acceleration and forfeiture upon termination of employment or service) immediately prior to the Offer Closing with respect to a number of shares of common stock (rounded down to the nearest whole share) of Intel equal to (a) the number of Shares subject to such Company RSU immediately prior to the Offer Closing multiplied by (b) the quotient obtained by dividing (x) the Offer Consideration by (y) the average closing price of the common stock of Intel on NASDAQ for the five consecutive trading days ending on the trading day immediately preceding the date of the Offer Closing (such quotient, the “Equity Award Adjustment Ratio”). The terms and conditions applicable to certain of these Company RSUs will be modified as agreed to by the parties on the date of the Purchase Agreement.

At the Offer Closing, each option to acquire Shares granted by the Company pursuant to a Company equity compensation plan (each, a “Company Option”) that is outstanding as of immediately prior to the Offer Closing and either (a) held by a person other than a Continuing Employee, whether vested or unvested, (b) held by certain persons identified by the Purchaser, Intel and the Company on the date of the Purchase Agreement, whether vested or unvested, (c) vested in accordance with the terms of the applicable Company equity compensation plan and award agreement evidencing such Company Option as of immediately prior to the Offer Closing, (d) that, in the absence of the Offer and the other transactions contemplated by the Purchase Agreement, would become vested within two years following the Offer Closing and are held by a Continuing Employee whose employment or service with the Company commenced prior to the date of the Purchase Agreement or (e) is subject to accelerated vesting solely as a result of the completion of the Offer and the other transactions contemplated by the Purchase Agreement in accordance with the terms thereof (of which there are none) (each, a “Terminating Option”), will, without any action on the part of Intel, the Purchaser, the Company, the holder thereof or any other person, be accelerated (if required) and converted into and will become a right to receive an amount in cash, without interest, equal to the product of (x) the excess, if any, of the Offer Consideration over the applicable per Share exercise price of such Company Option multiplied by (y) the number of Shares subject to such Company Option. Each Terminating Option that is outstanding and unexercised immediately prior to the Offer Closing that has an exercise price equal to or greater than the Offer Consideration will be cancelled as of the Offer Closing without consideration therefor and the holder of such Terminating Option will cease to have any rights with respect thereto. Any payment with respect to a Terminating Option will be subject to all applicable United States federal, state and local tax withholding requirements, and, with respect to Israeli employees, in accordance with the terms and conditions of the Israeli Equity Tax Ruling as described above and any specific tax ruling relating to the treatment of equity awards granted to Israeli employees which may be obtained by the Company.

At the Offer Closing, each Company Option that is outstanding as of immediately prior to the Offer Closing and that is not a Terminating Option, will, without any action on the part of Intel, the Purchaser, the Company, the holder thereof or any other person, be converted into an option to purchase, subject to the same terms and conditions as applied to such Company Option (including the same vesting schedule and terms regarding acceleration and forfeiture upon termination of employment or service) immediately prior to the Offer Closing, a number of shares of common stock (rounded down to the nearest whole share) of Intel equal to (w) the number of Shares subject to such Company Option immediately prior to the Offer Closing multiplied by (x) the Equity Award Adjustment Ratio, with an exercise price per share (rounded up to the nearest whole United States dollar cent) equal to (y) the exercise price per Share for which such Company Option was exercisable immediately prior to the Offer Closing divided by (z) the Equity Award Adjustment Ratio. The terms and conditions applicable to certain of these Company Options will be modified as agreed to by the parties on the date of the Purchase Agreement.

Right to Terminate the Purchase Agreement in Order to Accept a Superior Proposal; Non-Solicitation

The Company will, subject to certain conditions described below, generally have the right to terminate the Purchase Agreement in order to accept a “Superior Proposal” to acquire the Company from a competing bidder. A “Superior Proposal” is defined for purposes of the Purchase Agreement as an unsolicited written offer by a competing bidder, which did not result from a breach of the Company’s non-solicitation obligations under the Purchase Agreement, to acquire 50% of the Company’s shares, or assets of the Company representing 50% or more in value of the consolidated revenues, net income or assets of the Company, which the Company’s Board of Directors has determined in good faith (after consultation with its outside legal counsel and financial advisors), taking into account all legal, financial, regulatory, financing, certainty, timing, and other relevant aspects of the proposal, and the person making the proposal:

•	provides for a cash purchase price of at least US$ 69.894 per Share;

•	is more favourable to the Company and its subsidiaries, employees and other stakeholders than the Offer;

•	is reasonably likely to be consummated; and

•	to the extent that third party financing is required, such financing is then fully committed.

In response to any Superior Proposal, the Board of Directors may prior to the Expiration Time terminate the Purchase Agreement to enter into a definitive agreement with respect to such Superior Proposal, if the Board of Directors determines in good faith, after consultation with outside legal and financial advisors, that the failure to accept such Superior Proposal (taking into account any revised terms proposed by Intel and the Purchaser during the four business day period described below), and to terminate the Purchase Agreement, would constitute a breach of the Board’s fiduciary duties under Dutch law. Upon termination of the Purchase Agreement, the Purchaser would then be obligated to terminate the Offer and to return any Shares that have been tendered to it.

If the Company’s Board of Directors wishes to terminate the Purchase Agreement in order to accept a Superior Proposal, it must first give Intel and the Purchaser four business days’ prior written notice of this fact, including an unredacted copy of the transaction agreement and all other material documents relating to the Superior Proposal, and must during the four business day period following such notice engage in good faith negotiations with Intel and the Purchaser to amend the Purchase Agreement in such a manner that the alternative acquisition agreement no longer constitutes a Superior Proposal. Any amendment to the financial terms or other material terms and conditions of a proposal that may constitute a Superior Proposal will require a new notice to be given and a new four business day negotiation period to be observed as described above.

Prior to termination of the Purchase Agreement, the Company is subject to various non-solicitation obligations, including that the Company may not solicit, initiate, knowingly facilitate, knowingly induce or encourage (including by providing information, cooperation or assistance) any inquiry, proposal, indication of interest, or offer from any third party, for an acquisition of 20% or more of the Company’s shares, or assets of the Company representing 20% or more in value of the Company’s consolidated revenues, net income or assets (an “Alternative Acquisition Proposal”).

If the Company receives an unsolicited Alternative Acquisition Proposal, it may, if (i) the Company’s Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Alternative Acquisition Proposal constitutes, or would be reasonably expected to lead to, a Superior Proposal, (ii) the submission of such Alternative Acquisition Proposal did not result from or arise in connection with a breach of the Company’s non-solicitation obligations and (iii) the Company’s Board of Directors determines in good faith, after consultation with outside legal and financial advisors, that failure to take any of the actions listed below would be inconsistent with the Board’s fiduciary duties under Dutch law:

•	furnish non-public information to the person making the Alternative Acquisition Proposal, subject to receipt of a confidentiality agreement which is at least as restrictive as the confidentiality agreement entered into between the Company and Intel prior to execution of the Purchase Agreement and which does not restrict the Company’s ability to comply with the Purchase Agreement; in addition, any non-public information disclosed to the person making the Alternative Acquisition Proposal must also be furnished to Intel and the Purchaser if not previously furnished to them; and

•	engage in discussions or negotiations relating to the relevant Alternative Acquisition Proposal.

The Company must provide Intel and the Purchaser with certain relevant details relating to any Alternative Acquisition Proposal, or information request that would reasonably be expected to lead to any Alternative Acquisition Proposal, within 24 hours of receipt thereof, and thereafter keep Intel and the Purchaser informed on a reasonably current basis regarding the status of any discussions relating to such Alternative Acquisition Proposal, including (i) providing Intel and the Purchaser, within 24 hours from receipt, of all written proposals and transaction agreements relating to such Alternative Acquisition Proposal and (ii) providing Intel and the Purchaser with 48 hours prior notice (or such lesser notice as is provided to members of the Company’s Board of Directors) of any meeting of the Company’s Board of Directors at which the Company’s Board of Directors is reasonably expected to consider such Alternative Acquisition Proposal.

For additional details concerning the Company’s non-solicitation obligations under the Purchase Agreement, and concerning the rights of the Company, Intel or the Purchaser to terminate the Purchase Agreement other than following acceptance by the Company of a Superior Proposal, and the effects of such termination of the Purchase Agreement, see the Offer to Purchase, Item 11, “The Purchase Agreement; Other Agreements — The Purchase Agreement — No Solicitation,” “— Termination of the Purchase Agreement” and “— Effect of Termination.”

Composition of the Board of Directors after the Offer Closing

After the Offer Closing the Company’s Board of Directors is expected to consist of five directors who may not be independent of Intel and the Purchaser (expected to be Tiffany D. Silva, David J. Miles, Nicholas J. Hudson, Mark L. Legaspi and Gary Kershaw — see the discussion below of Item 12 on the AGM Agenda) and the two Independent Directors, Eyal Desheh and Peter Seth Neustadter, who are independent of Intel and the Purchaser. In the event that one of the Independent Directors ceases for any reason to serve on the Board of Directors prior to the end of his term, as provided in the next sentence, Intel and the Purchaser will procure that he will be replaced by a new Independent Director who is independent of Intel and the Purchaser. The Independent Directors will continue in office until the first to occur of (i) the Company becoming a wholly-owned subsidiary of the Purchaser, or of an affiliate of the Purchaser and (ii) the occurrence of the Liquidation following the Asset Sale Completion.

The affirmative vote of the Independent Directors will be required for approving (a) any restructuring (including any Post-Offer Reorganization) that could reasonably be expected to lead to a dilution of the shareholdings of the non-tendering shareholders of the Company, other than (i) pursuant to a rights issue by the Company, or any other share issue, where the non-tendering shareholders have been offered an opportunity to subscribe pro rata to their then existing shareholding in the Company (voorkeursrecht), (ii) subject to receipt of the Pre-Wired Asset Sale Ruling, the Asset Sale, the Liquidation or the Second Step Distribution, (iii) the Compulsory Acquisition or (iv) the Call Option, and (b) any other form of unequal treatment (including as a result of a Post-Offer Reorganization) that prejudices or could reasonably be expected to prejudice or negatively affect the value of the Shares, or the voting rights attached to the Shares, held by the non-tendering shareholders of the Company, other than (i) subject to receipt of the Pre-Wired Asset Sale Ruling, the Asset Sale, the Liquidation or the Second Step Distribution, (ii) the Compulsory Acquisition or (iii) the Call Option (each of (a) and (b), an “Independent Director Approval Transaction”).

Post-Offer Reorganization

As promptly as practicable following the closing of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Intel or the Purchaser may effectuate, or cause to be effectuated, and the Company and its subsidiaries shall effectuate, at Intel’s or the Purchaser’s election, the Post-Offer Reorganization. The Post-Offer Reorganization will utilize processes available to the Purchaser under Dutch law to (a) ensure that the Purchaser becomes the owner of all of the Company’s business operations from and after the consummation of the Post-Offer Reorganization and (b) use reasonable best efforts to cause any shareholders of the Company who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) to be offered or to receive the same consideration for their Shares as those shareholders who tendered their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), without interest and less applicable withholding taxes.

In order for the Purchaser to become the owner of all the Company’s business operations from and after the consummation of the transactions or series of transactions referred to below, as promptly as practicable following the closing of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), the Purchaser has announced that it intends to effectuate either (A) if permissible under applicable law, the Compulsory Acquisition or (B) the Asset Sale, followed by the Liquidation and the Second Step Distribution, subject to (x) the receipt of the Pre-Wired Asset Sale Ruling and the adoption of the Asset Sale Resolution, the Liquidation Resolution and the Conversion Resolutions by the Company’s shareholders at the AGM or a Subsequent EGM and (y) the satisfaction of all other conditions precedent to the consummation of the Asset Sale. Intel and the Purchaser have stated that they will continue to review the structural, tax and other implications for Intel, the Purchaser and the Company associated with the election of either of such options as well as the availability of each such option under applicable law.

It is possible that the Purchaser may not be able to implement any proposed means of effectuating the Post-Offer Reorganization promptly after the Offer Closing, that such Post-Offer Reorganization may be delayed or that the Post-Offer Reorganization may not be able to take place at all. Any Post-Offer Reorganization could be the subject of litigation, and a court could delay the Post-Offer Reorganization or prohibit it from occurring on the terms described in this Shareholders Circular or the Offer to Purchase, or from occurring at all. Moreover, even if the Purchaser is able to effect any proposed Post-Offer Reorganization, the consideration that the Company shareholders receive therefrom may be substantially lower and/or different in form than the consideration that they would have received had they tendered their Shares in the Offer (and they may also be subject to additional taxes).

The Asset Sale, Liquidation and Second Step Distribution

For a detailed description of the Asset Sale, Liquidation and Second Step Distribution, see the discussion below of Items 2 and 3 on the AGM Agenda.

Compulsory Acquisition

If the Purchaser is the holder of 95% or more of the Company’s issued capital, and the Purchaser and Intel elect to have the Purchaser commence the Compulsory Acquisition, the Purchaser would then complete the Post-Offer Reorganization by commencing proceedings for the Compulsory Acquisition, which is a statutory proceeding in accordance with Section 2:92a or Section 2:201a of the DCC before the Enterprise Chamber (Ondernemingskamer) of the Court of Appeals (Gerechtshof) of Amsterdam, The Netherlands (the “Dutch Court”) for the compulsory acquisition of Shares held by non-tendering shareholders. While Intel and the Purchaser will use their reasonable best efforts to cause the per Share price paid in the Compulsory Acquisition to be equal to the Offer Consideration, the Dutch Court has sole discretion to determine such per Share price, which may be greater than, equal to or less than the Offer Consideration. Any dividend or other distribution made by the Company to shareholders during the period following initiation of the Compulsory Acquisition proceeding will be credited against the amount to be paid by the Purchaser to the non-tendering shareholders. The Dutch Court may appoint one or three experts to provide a valuation of the Shares that were not tendered pursuant to the Offer. Upon execution (tenuitvoerlegging) of the Dutch Court’s ruling in the Compulsory Acquisition, each non-tendering shareholder will receive the Dutch Court-determined per Share price and the Purchaser will become the sole shareholder of the Company.

The Dutch Court-determined per Share price may potentially be increased by statutory interest accrued at the then applicable statutory legal interest rate applicable in The Netherlands (currently 2% per annum) (“Dutch Statutory Interest”). The period for the calculation of the Dutch Statutory Interest would begin either (i) on the date on which the Offer Consideration became payable to shareholders of the Company who tendered their Shares to the Purchaser in the Offer (the “Offer Payment Date”), provided that the Purchaser acquired at least 95% of the Company’s issued capital as of the Offer Payment Date or (ii) under certain circumstances, including when the Purchaser did not acquire at least 95% of the Company’s issued capital as of the Offer Payment Date, from the date when the Dutch Court renders a judgment allowing the claim for the Compulsory Acquisition against the non-tendering shareholders for all of their non-tendered Shares. The end of the period for the calculation of the Dutch Statutory Interest would be the date when the Purchaser pays for the Shares then owned by the non-tendering shareholders.

Alternative Post-Closing Restructurings

The Purchase Agreement provides that Intel or the Purchaser may also effectuate (and cause the Company to effectuate) the Post-Offer Reorganization by means of any of the following, as an alternative to the Compulsory Acquisition, or the Asset Sale, Liquidation and Second Step Distribution (each an “Alternative Post-Closing Restructuring”):

•	the Partnership Election;

•	the exercise of the Call Option;

•	a statutory legal merger (juridische fusie) in accordance with Article 2:309 et seq. of the DCC between the Company (as the disappearing company) and an affiliate of the Purchaser (as the acquiring company) (the “Acquiring Company”), pursuant to which merger the shareholders of the Company will receive shares of the Acquiring Company (“Acquiring Company Shares”), cash or receivables in accordance with Section 2:325 of the DCC (or a mix of any of the foregoing), and upon which merger the holders of the Acquiring Company Shares will be granted the right to exchange Acquiring Company Shares with Intel or one of its affiliates, for securities of Intel at any time before a date to be set by Intel or the Purchaser, after which date the Acquiring Company Shares will be redeemed;

•	a statutory (cross-border or domestic) legal (bilateral or triangular) merger (juridische (driehoeks-fusie)) in accordance with Section 2:309 et seq. of the DCC between the Company, an affiliate of the Purchaser or any affiliate of Intel;

•	a statutory legal (bilateral or triangular) demerger (juridische (driehoeks-) splitsing) of the Company in accordance with Section 2:334a et seq. of the DCC;

•	a contribution of cash and/or assets by the Purchaser, Intel or by any affiliate of Intel in exchange for ordinary shares in the Company’s share capital, in which circumstances the pre-emptive rights (voorkeursrechten), if any, of the minority shareholders of the Company could be excluded;

•	a sale and transfer of assets and liabilities (a) by the Company or a subsidiary of the Company to Purchaser, Intel or an affiliate of Intel or (b) by the Purchaser, Intel or any affiliate of Intel to the Company or any subsidiary of the Company, on terms substantially similar to the terms agreed for the Asset Sale to the extent this relates to substantially all of the assets and liabilities of the Company and its subsidiaries;

•	a distribution of proceeds, cash and/or assets to the shareholders of the Company or share buybacks;

•	a dissolution and/or liquidation of the Company;

•	a subsequent public offer for any Shares held by the minority shareholders of the Company;

•	a conversion of the Company into a B.V. under Dutch law;

•	any transactions between the Company and Intel or the Purchaser or their respective affiliates on terms that are not at arm’s length;

•	any transaction, including a sale and/or transfer of any material asset, between the Company and its affiliates or between the Company and Intel or the Purchaser or their respective affiliates with the objective of utilizing any carry forward tax losses available to the Company, Intel, the Purchaser or any of their respective affiliates;

•	any transactions, restructurings, share issues, procedures and/or proceedings in relation to the Company and/or one or more of its affiliates required to effect the aforementioned transactions; and

•	any combination of the foregoing.

To undertake any Alternative Post-Closing Restructuring (other than the exercise of the Call Option or the Partnership Election), Intel or the Purchaser would have to receive the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), which consent would require the affirmative vote of the Independent Directors if the proposed Alternative Post-Closing Restructuring constitutes an Independent Director Approval Transaction as described above at “Composition of the Board of Directors after the Offer Closing.”

Call Option

The Company has granted the Purchaser the Call Option, which is an irrevocable option to purchase such number of newly issued ordinary shares of the Company, within the limits of the Company’s authorized but unissued share capital at the time of issuance, so as to increase the Purchaser’s ownership of ordinary shares of the Company by 15% of the total ownership of ordinary shares of the Company outstanding, after giving effect to the exercise in full of the Call Option, in exchange for an amount per ordinary share equal to the Offer Consideration. The Call Option is exercisable one time, in whole or in part, following the Acceptance Time and no later than the last day of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period, if applicable). The Call Option terminates concurrently with the termination of the Purchase Agreement. The Purchaser can pay for the Option Shares at its sole election, subject to compliance with mandatory provisions of Dutch law, by (a) wire transfer of immediately available funds to a bank account designated at least three business days in advance by the Company, (b) issuance by the Purchaser to the Company of a promissory note in favor of the Company, guaranteed by Intel or a creditworthy subsidiary of Intel, (c) contribution in kind (inbreng in natura) in accordance with Section 2:94b or (if applicable) 2:204b of the DCC by the Purchaser to the Company by way of the assignment by the Purchaser to the Company of a promissory note issued by Intel or a creditworthy subsidiary of Intel in favor of the Purchaser or (d) any combination of clauses (a) through (c). Intel and the Purchaser will jointly and severally pay all expenses, and any and all federal, state, Israeli and local taxes and other charges in any jurisdiction, that may be payable in connection with the issuance of the Option Shares including any relevant deeds of issuance in the name of the Purchaser or its permitted assignee, transferee or designee.

Other Provisions of the Purchase Agreement

The Purchase Agreement contains certain representations and warranties of the Purchaser, Intel and the Company. See Offer to Purchase, Item 11, “The Purchase Agreement; Other Agreements — The Purchase Agreement — Representations and Warranties.” All of the representations and warranties contained in the Purchase Agreement will expire as of the Acceptance Time.

In addition, the Purchase Agreement provides for various restrictions on the conduct of the business of the Company and its subsidiaries during the period between the signing of the Purchase Agreement and the Offer Closing. See Offer to Purchase, Item 11, “The Purchase Agreement; Other Agreements — The Purchase Agreement — Conduct of Mobileye Pending the Offer Closing.”

For a description of certain provisions of the Purchase Agreement relating to the obligation of Intel to continue to provide directors’ and officers’ liability insurance for the Company’s directors and executive officers after the Offer Closing, certain employee matters after the Offer Closing and certain matters relating to obtaining antitrust and other regulatory approvals, and to litigation relating to the Offer and the Purchase Agreement, see the Offer to Purchase, Item 11, “The Purchase Agreement; Other Agreements — The Purchase Agreement — Directors and Officers Liability,” “— Employee Matters,” “— Regulatory Approvals; Efforts” and “— Litigation.”

Governing Law; Specific Performance

The Purchase Agreement will be governed by and construed in accordance with the laws of the State of Delaware, except that any matters concerning or implicating the Board of Director’s fiduciary duties will be governed by and construed in accordance with Dutch law. The Purchase Agreement provides that all actions arising in connection with or relating to the Purchase Agreement will be brought, tried and determined only in certain designated courts located within the State of Delaware.

The parties to the Purchase Agreement are entitled to obtain an order by a court for specific performance of their respective obligations under the Purchase Agreement, in addition to any other remedy to which they are entitled at law or in equity. See Offer to Purchase, Item 11, “The Purchase Agreement; Other Agreements — The Purchase Agreement — Specific Performance.”

Certain Other Agreements

The following is a description of the key provisions of certain other agreements entered into in connection with the Purchase Agreement.

Tender and Support Agreements

The following summary description of the Tender and Support Agreements (as defined below) and all other provisions of the Tender and Support Agreements discussed herein are qualified by reference to such Tender and Support Agreements, which have been filed as Exhibits (d)(4) and (d)(5) to the Schedule TO filed with the SEC by the Purchaser in connection with the Offer and are incorporated herein by reference. The Tender and Support Agreements may be examined and copies may be obtained at the places and in the manner set forth under “General Introduction” above. Shareholders and other interested parties should read the Tender and Support Agreements for a more complete description of the provisions summarized below.

Concurrently with the execution of the Purchase Agreement, in order to induce Intel and the Purchaser to enter into the Purchase Agreement, the Company’s founders, Professor Amnon Shashua and Mr. Ziv Aviram (the “Founders”), entered into separate tender and support agreements with Intel and the Purchaser (collectively, the “Tender and Support Agreements”). Shares owned by the Founders comprise, in the aggregate, approximately 7% of the outstanding Shares. Subject to the terms and conditions of the Tender and Support Agreements, the Founders have agreed, among other things, to tender their Shares in the Offer and to vote in favor of all of the Offer-Related Resolutions at the AGM, and any Subsequent EGM that may be held. The Founders have also agreed from the date of the Purchase Agreement until six months following any termination of the Purchase Agreement (a) not to tender their Shares or vote in favor of any Alternative Acquisition Proposal and (b) not to solicit competing proposals or transfer any of their Shares without the prior written consent of Intel (subject to certain permitted exceptions).

Non-Competition Agreement

The following summary description of the Non-Competition Agreement (as defined below) and all other provisions of the Non-Competition Agreement discussed herein are qualified by reference to such Non-Competition Agreement, which has been filed as Exhibit (d)(6) to the Schedule TO filed by the Purchaser with the SEC in connection with the Offer and is incorporated herein by reference. The Non-Competition Agreement may be examined and copies may be obtained at the places and in the manner set forth under “General Introduction” above. Shareholders and other interested parties should read the Non-Competition Agreement for a more complete description of the provisions summarized below.

Concurrently with the execution of the Purchase Agreement, in order to preserve the value of and goodwill associated with the Shares being acquired and as a condition of and inducement to Intel’s and the Purchaser’s willingness to enter into the Purchase Agreement, Professor Amnon Shashua entered into a non-competition agreement in favor of Intel (the “Non-Competition Agreement”).

Pursuant to the Non-Competition Agreement, if Professor Shashua’s separation from employment with the Company occurs within three years of the Offer Closing, then during the period beginning at the Offer Closing and ending on the date that is 18 months after Professor Shashua’s separation from employment with the Company (the “Restricted Period”), Professor Shashua will be bound by covenants not to compete with Intel, not to disparage the Company, Intel or any of their affiliates, and not to solicit the employees of Intel, the Company or their affiliates.

Specifically, pursuant to the covenant not to compete contained in the Non-Competition Agreement, during the Restricted Period, Professor Shashua will not: (a) engage in research, development or commercialization of any technologies, products or services that are competitive with the Company’s business anywhere that the Company is currently engaged in, or targeting to engage in, its business, including in the United States and Israel; (b) have an ownership or financial interest in any person or entity engaged in the Company’s business anywhere that the Company is currently engaged in, or targeting to engage in, its business, including in the United States and Israel, other than an up to a 1% passive ownership interest in a publicly traded company; (c) take any action with the objective of, or that would reasonably be expected to result in, interfering with or negatively affecting Intel’s business; (d) solicit or attempt to solicit the business of any person or entity that is, or was within the 12 months prior to such solicitation, a customer or client of Intel, for the purpose of selling any products or services that are competitive with the Company’s business; (e) solicit or attempt to solicit any employee or any other service provider of Intel or any of its related entities to terminate employment or engagement with Intel, or otherwise adversely affect such individual’s relationship; or (f) encourage any employee or other service provider of Intel or any of its related entities to engage in any action in which Professor Shashua would, under the provisions of the Non-Competition Agreement, be prohibited from engaging.

Moreover, during the Restricted Period, Professor Shashua must first notify Intel before commencing employment or engagement as a consultant, contractor or partner with any third party (or interviewing for such a position), and must furnish such new employer or service recipient with a copy of the Non-Competition Agreement.

Employment Agreement Addendum

The following summary description of the Employment Agreement Addendum (as defined below) and all other provisions of the Employment Agreement Addendum discussed herein are qualified by reference to such Employment Agreement Addendum, which has been filed as Exhibit (d)(7) to the Schedule TO filed by the Purchaser with the SEC in connection with the Offer and is incorporated herein by reference. The Employment Agreement Addendum may be examined and copies may be obtained at the places and in the manner set forth under “General Introduction” above. Shareholders and other interested parties should read the Employment Agreement Addendum for a more complete description of the provisions summarized below.

Concurrently with the execution of the Purchase Agreement, Professor Shashua entered into an addendum to his employment agreement with the Company’s wholly-owned Israeli subsidiary Mobileye Vision Technologies Ltd. (“MVT”) (the “Employment Agreement Addendum”), which will become effective upon the Company’s becoming an indirect, wholly owned subsidiary of the Purchaser (the “Acquisition”). Pursuant to the Employment Agreement Addendum, rather than receiving the benefit of acceleration of certain outstanding and unvested Company Options and Company RSUs in connection with the transactions contemplated by the Purchase Agreement, Professor Shashua agreed to a revised vesting schedule pursuant to which (a) no such Company Options or Company RSUs will vest prior to the third anniversary of the Acquisition, (b) 50% of such Company Options and Company RSUs will vest upon the third anniversary of the Acquisition and (c) the remaining 50% of such Company Options and Company RSUs will vest on the fourth anniversary of the Acquisition, subject, in each case, to Professor Shashua’s continued employment by the Company or an affiliate of Intel through the applicable vesting date. However, in the event that, following the Acquisition, Professor Shashua’s employment is terminated by the Company for any reason other than cause (as defined in his employment agreement), or Professor Shashua resigns under circumstances constituting a deemed dismissal (as defined in his employment agreement), including, but not limited to, the requirement that Professor Shashua report to anyone other than Intel’s chief executive officer, any unvested Company Options and Company RSUs held by Professor Shashua will immediately vest.

Other Agreements

For a description of certain other agreements between Intel and the Company entered into prior to the execution of the Purchase Agreement, see the Offer to Purchase, Item 11, “The Purchase Agreement; Other Agreements — Confidentiality Agreement” and “— Transaction Letter” and the copies of such agreements filed as Exhibits to the Schedule TO by the Purchaser with the SEC.

EXPLANATION OF ITEM 2 ON THE AGENDA FOR THE ANNUAL GENERAL MEETING (APPROVAL OF ASSET SALE)

General Background

One of the means of effectuating the Post-Offer Reorganization that the Purchaser may elect to effect after the Offer Closing is the Asset Sale, followed by the Liquidation and the Second Step Distribution. Because the Asset Sale involves the sale of all or substantially all of the assets and business of the Company, under Dutch law the Asset Sale is subject to approval by the general meeting of shareholders of the Company. Shareholders are now being requested to approve the Asset Sale to the Purchaser or an affiliate of the Purchaser on the terms set forth below.

Conditions Precedent

The consummation of the Asset Sale is subject to the following conditions precedent (the “Asset Sale Conditions Precedent”):

•	the Acceptance Time having occurred;

•	the Pre-Wired Asset Sale Ruling having been issued by the ITA;

•	the Asset Sale Threshold having been achieved, i.e. 67% of the Company’s issued Shares (including Shares tendered during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period, but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) having been tendered to the Purchaser in the Offer or otherwise being held by the Purchaser or any of its affiliates;

•	the Purchase Agreement not having been terminated in accordance with its terms;

•	the Asset Sale Resolution, the Liquidation Resolution and the Conversion Resolutions having been adopted at the AGM or a Subsequent EGM;

•	the Asset Sale Agreement having been executed by the Company and the Purchaser; and

•	all other conditions precedent to the obligation of the Purchaser and the Company to effect the Asset Sale Completion, as set forth in the Asset Sale Agreement, having been satisfied or waived in accordance with the terms of the Asset Sale Agreement. See “Summary of Key Terms of the Asset Sale Agreement — Conditions Precedent” below.

Unless all of the Asset Sale Conditions Precedent are satisfied, the Asset Sale will not be consummated, even if it is approved by shareholders.

Conversely, even if all of the Asset Sale Conditions Precedent are satisfied, Intel and the Purchaser may elect not to effect the Asset Sale and may instead elect to carry out the Post-Offer Reorganization in a different way. For example, if the Purchaser holds 95% or more of the Company’s issued capital, the Purchaser could elect to effect the Post-Offer Reorganization by way of the Compulsory Acquisition rather than by way of the Asset Sale, followed by the Liquidation and Second Step Distribution.

Effect of Adoption or Non-Adoption of the Asset Sale Resolution, Liquidation Resolution and Conversion Resolutions

If the Asset Sale Resolution, Liquidation Resolution and Conversion Resolutions are not adopted by the requisite majority (see “Vote Required to Approve the Items on the AGM Agenda” above in the introduction to this Shareholders Circular) at the AGM or a Subsequent EGM, then the Purchaser cannot proceed with the Asset Sale, Liquidation and Second Step Distribution after the Offer Closing, without first obtaining shareholder approval for the Asset Sale and Liquidation at a subsequent general meeting of shareholders (which will be controlled by the Purchaser after the Offer Closing) to be held after the Offer Closing.

If the Asset Sale Resolution, Liquidation Resolution and Conversion Resolutions are all adopted by the requisite majority at the AGM, the Minimum Percentage of Shares that must be validly tendered to the Purchaser in the Offer as of the Expiration Time, before the Purchaser would be legally obligated to purchase and pay for tendered Shares, will automatically be reduced to 67% if the ITA issues the Pre-Wired Asset Sale Ruling. If the Asset Sale Resolution, Liquidation Resolution and Conversion Resolutions are not all adopted by the requisite majority at the AGM or a Subsequent EGM, then the Minimum Percentage of Shares that must be validly tendered to the Purchaser in the Offer as of the Expiration Time, before the Purchaser would be legally obligated to purchase and pay for tendered Shares, would remain at 95% (or 80% if the ITA issues the Pre-Wired Asset Sale Ruling) rather than potentially being reduced to 67% if the ITA issues the Pre-Wired Asset Sale Ruling. See the discussion above of Item 1 on the AGM Agenda, “Summary of Key Terms of the Offer and the Purchase Agreement — The Purchase Agreement and the Offer — Conditions of the Offer.”

If the ITA does not issue the Pre-Wired Asset Sale Ruling, the Minimum Percentage of Shares that must be validly tendered to the Purchaser in the Offer as of the Expiration Time, before the Purchaser would be legally obligated to purchase and pay for Shares tendered to it in the Offer, would remain at 95% (subject to potential unilateral reduction by the Purchaser to 80%), even if the Asset Sale Resolution, the Liquidation Resolution and the Conversion Resolutions are all adopted by the requisite majority at the AGM or a Subsequent EGM. See the discussion above of Item 1 on the AGM Agenda, “Summary of Key Terms of the Offer and the Purchase Agreement — The Purchase Agreement and the Offer — Conditions of the Offer.”

General Description of the Proposed Asset Sale, Liquidation and Second Step Distribution

If the Purchaser and Intel elect to proceed with the Asset Sale, Liquidation and Second Step Distribution following satisfaction of all of the Asset Sale Conditions Precedent, then the cash consideration paid to the Company in the Asset Sale would be an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by non-tendering Company shareholders as of the Asset Sale Completion and, upon consummation of the Asset Sale, (a) the Company will hold only the cash received in the Asset Sale; (b) the Purchaser (or an affiliate of the Purchaser) would (i) own all of the Company’s business operations and (ii) be the principal shareholder in the Company; and (c) the non-tendering shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. As soon as practicable following consummation of the Asset Sale, the Purchaser (or an affiliate of the Purchaser) would then complete the Post-Offer Reorganization by causing the Liquidation to occur with the Purchaser (or an affiliate of the Purchaser) providing an indemnity to the Liquidator in respect of the Liquidation for any deficit in the estate of the Company to enable the Liquidator to make the Second Step Distribution immediately to a depositary on behalf of each non-tendering Company shareholder in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes, for each Share then owned.

The Second Step Distribution will, subject to receipt of the Pre-Wired Asset Sale Ruling from the ITA, result in all non-tendering Company shareholders receiving, for each Share then held, cash in an amount equal to the Offer Consideration, in each case without interest and less applicable withholding taxes and further less any bank charges that may be incurred by the shareholders in respect of payments made to them.

The Pre-Wired Asset Sale Ruling

Under the Purchase Agreement, the Company (which is a tax resident of Israel) has, in consultation with Intel and the Purchaser, filed with the ITA an application for the Pre-Wired Asset Sale Ruling

In the absence of the Pre-Wired Asset Sale Ruling the cash consideration received by the Company in the Asset Sale may be subject to Israeli taxation, which would reduce the amount distributable to shareholders of the Company in the Second Step Distribution. The Asset Sale will not be effected if the Pre-Wired Asset Sale Ruling is not obtained.

Conditions to the Pre-Wired Asset Sale Ruling

The ITA may impose various conditions, restrictions, commitments, undertakings, obligations or remedies on the Company, Intel or the Purchaser, or their affiliates (together “Commitments”), as a condition to issuing the Pre-Wired Asset Sale Ruling. We are generally unable to predict what Commitments could be imposed on the Company, Intel or the Purchaser, or their affiliates, by the ITA as a condition to the ITA’s issuance of the Pre-Wired Asset Sale Ruling.

Effect on the Offer Closing of Issuance or Non-Issuance of the Pre-Wired Asset Sale Ruling

If the ITA does not issue the Pre-Wired Asset Sale Ruling, the Minimum Percentage of Shares that must be validly tendered to the Purchaser in the Offer as of the Expiration Time, before the Purchaser would be legally obligated to purchase and pay for Shares tendered to it in the Offer, would remain at 95% (subject to potential unilateral reduction by the Purchaser to 80%), even if the Asset Sale Resolution, the Liquidation Resolution and the Conversion Resolutions are all adopted by the requisite majority at the AGM or a Subsequent EGM. See “General Background – Effect of Adoption or Non-Adoption of the Asset Sale Resolution, Liquidation Resolution and the Conversion Resolutions” above, as well as the discussion above of Item 1 on the AGM Agenda, “Summary of Key Terms of the Offer and the Purchase Agreement — The Purchase Agreement and the Offer — Conditions of the Offer.”

If the ITA issues the Pre-Wired Asset Sale Ruing, then the Minimum Percentage of Shares that must be validly tendered to the Purchaser in the Offer as of the Expiration Time, before the Purchaser would be legally obligated to purchase and pay for Shares tendered to it in the Offer, would be

•	reduced to 80% if the Asset Sale Resolution, the Liquidation Resolution and the Conversion Resolutions are not all approved at the AGM or a Subsequent EGM; and

•	further reduced to 67% if the Asset Sale Resolution, the Liquidation Resolution and the Conversion Resolutions are all approved at the AGM or a Subsequent EGM.

See the discussion above of Item 1 on the AGM Agenda, “Summary of Key Terms of the Offer and Purchase Agreement – The Purchase Agreement and the Offer – Conditions of the Offer.”

Summary of Key Terms of the Asset Sale Agreement

The following is a summary of certain key terms of the form of Asset Sale Agreement as agreed between Intel, the Purchaser and the Company. This summary is qualified in its entirety by reference to the form of the Asset Sale Agreement, which is attached as Annex 1 to this Shareholders Circular.

Summary of Transactions

The Asset Sale Agreement would, if Intel and the Purchaser so elect, be executed by the Purchaser and the Company following the end of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period).

The Asset Sale Agreement (if executed) will provide that the following transactions will be consummated at the Asset Sale Completion:

•	The Company will sell and transfer substantially all of its assets and business to the Purchaser and the Purchaser will assume substantially all of the liabilities and obligations of the Company related to the business of the Company.

•	The Liquidation will become effective in accordance with its terms, immediately following the transfer of the assets, business and liabilities of the Company to the Purchaser. See the discussion below of Item 3 on the AGM Agenda, “Effectiveness of Liquidation.”

•	The cash purchase price payable by the Purchaser to the Company for the assets and business of the Company (the “Cash Consideration”) will be equal to the Offer Consideration, multiplied by the number of Shares held by shareholders of the Company who, as of the time of the Asset Sale Completion, have not transferred their Shares to the Purchaser, or an affiliate of the Purchaser, in or following the Offer (the “Minority Shareholders”). (Any remaining value of the Company at the time of the Asset Sale Completion will remain outstanding and will be settled on a cashless basis by setoff against the Liquidation distribution to which the Purchaser would otherwise have been entitled.)

•	The Liquidator will declare and pay the Second Step Distribution, in an amount equal to the Cash Consideration, as an advance liquidation distribution (liquidatievoorschot) payable only to the Minority Shareholders.

•	The Purchaser will at the Asset Sale Completion deposit the entire amount of the Cash Consideration with the depositary under the Asset Sale Agreement (which is expected to be American Stock Transfer & Trust Company LLC, which is also acting as the depositary with respect to the Offer) (the “Asset Sale Depositary”). The Asset Sale Depositary will hold the Cash Consideration on the date of the Asset Sale Completion (the “Asset Sale Completion Date”), successively on behalf of the parties entitled thereto, as follows:

••	First, the Asset Sale Depositary will hold the Cash Consideration on behalf of the Purchaser.

••	Second, immediately after completion on the Asset Sale Completion Date of the legal formalities necessary to transfer the assets and liabilities of the Company to the Purchaser, the Asset Sale Depositary will hold the Cash Consideration on behalf of the Company, in full satisfaction of the obligation of the Purchaser to pay the Cash Consideration to the Company.

••	Third, immediately following the Liquidator’s declaration on the Asset Sale Completion Date of the Second Step Distribution payable to the Minority Shareholders, the Asset Sale Depositary will hold the Cash Consideration on behalf of the Minority Shareholders, in full satisfaction of the obligation of the Liquidator to pay the Second Step Distribution to the Minority Shareholders.

The Cash Consideration payable by the Purchaser to the Company at the Asset Sale Completion will be reduced by the amount of any unrestricted cash then available for distribution by the Company to the Minority Shareholders (“Distributable Cash”). In that case, the Distributable Cash would, as part of the Asset Sale Completion, be paid by the Company to the Asset Sale Depositary, who will hold such amount on behalf of the Minority Shareholders on the Asset Sale Completion Date, as part of the Second Step Distribution.

The total Second Step Distribution, including the Distributable Cash, paid to the Asset Sale Depositary on behalf of the Minority Shareholders on the Asset Sale Completion Date will in all cases be equal to the number of Shares held by the Minority Shareholders multiplied by the Offer Consideration, without interest and less applicable withholding tax.

Payment of the Second Step Distribution to the Minority Shareholders; Israeli Tax Withholding

The Asset Sale Depositary will, as promptly as practicable following the Asset Sale Completion Date, pay the Second Step Distribution to the Minority Shareholders entitled thereto, in accordance with procedures to be announced by Intel and the Purchaser after the Offer Closing.

The applicable withholding taxes (including Israeli dividend withholding taxes) and other taxes, if any, imposed on Shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) may be different from, and greater than, the taxes imposed upon such Shareholders had they tendered their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period).

The Asset Sale Agreement provides that the Purchaser and the Asset Sale Depositary shall be entitled to deduct and withhold from any payment due by them under or pursuant to the Asset Sale Agreement, such amounts as the Purchaser shall determine are required to be deducted or withheld with respect to such payment, pursuant to Israeli or other applicable tax laws.

The Israeli Equity Tax Ruling will be applicable to payments due to the Minority Shareholders by the Asset Sale Depositary, and by the Purchaser or the Company to the Asset Sale Depositary, pursuant to the Asset Sale Agreement, provided that the ITA has issued the Pre-Wired Asset Sale Ruling. See the discussion above of Item 1 on the AGM Agenda, “Summary of Key Terms of the Offer and the Purchase Agreement – The Purchase Agreement and the Offer – Israeli Withholding Tax.” The Asset Sale will not be effected if the Pre-Wired Asset Sale Ruling is not obtained. See “The Pre-Wired Asset Sale Ruling” above.

Conditions Precedent

The Asset Sale Agreement (if executed) will provide that the obligation of each of the Purchaser and the Company to effect the Asset Sale Completion is subject to the satisfaction or waiver of the following conditions precedent (the “Additional Asset Sale Conditions Precedent”), in addition to the other Asset Sale Conditions Precedent listed above under “General Background — Conditions Precedent”:

•	No Legal Restraint shall be in effect that prohibits, renders illegal or enjoins the Asset Sale Completion.

•	Any Israeli tax rulings other than the Pre-Wired Asset Sale Ruling that may be required in connection with the transactions contemplated by the Asset Sale Agreement shall have been obtained, and such rulings, together with the Pre-Wired Asset Sale Ruling, shall remain in full force and effect as of the Asset Sale Completion Date.

Undertakings by the Purchaser

The Purchaser will agree in the Asset Sale Agreement (if executed) that it will do any such things as are reasonably necessary to procure that neither the Company, the Liquidator (or any other person subsequently appointed as a liquidator of the Company) or any other person will have any grounds to demand any refund or repayment of any part of the Second Step Distribution received by the Minority Shareholders, or by the Asset Sale Depositary on behalf of the Minority Shareholders, on any grounds whatsoever.

The Asset Sale Agreement (if executed) will further provide that all costs of the Liquidation, and all debts, liabilities and claims of or against the Company, payable by the Company in connection with the Liquidation, will be borne solely by the Purchaser and not by the Minority Shareholders.

Assignment

The Purchaser may assign any or all of its rights and obligations under the Asset Sale Agreement to one or more affiliates of the Purchaser (including, following the Asset Sale Completion, the Company and its designated subsidiaries) provided that the Purchaser shall continue to be jointly and severally liable with such assignee or assignees for the performance of the Purchaser’s obligations under the Asset Sale Agreement.

Role of Independent Directors

The consent of the Independent Directors, who will remain in office until the Asset Sale Completion (see the discussion above of Item 1 on the AGM Agenda, “Summary of Key Terms of the Offer and the Purchase Agreement — The Purchase Agreement and the Offer — Composition of the Board of Directors after the Offer Closing”), will be required for (i) any amendment or modification of the Asset Sale Agreement, (ii) any waiver by the Company of any of its rights under the Asset Sale Agreement, (iii) any waiver by the Company of any of the Additional Asset Sale Conditions Precedent or (iv) any termination of the Asset Sale Agreement.

Governing Law; Jurisdiction

The Asset Sale Agreement (if executed) will be governed by and construed in accordance with the laws of The Netherlands. All disputes arising under the Asset Sale Agreement will be submitted for resolution to the competent court in Amsterdam, The Netherlands.

EXPLANATION OF ITEM 3 ON THE AGENDA FOR THE ANNUAL GENERAL MEETING (APPROVAL OF THE LIQUIDATION RESOLUTION)

Background

In order to effect the Asset Sale, Liquidation and Second Step Distribution, the Liquidation must occur immediately following the Asset Sale Completion. Under Dutch law the Liquidation is subject to approval by the general meeting of shareholders of the Company. Shareholders are now being requested to approve the Liquidation and, in connection therewith to also approve the following matters as part of the Liquidation Resolution:

•	the appointment of Stichting Vereffening Mobileye as the Liquidator. See “Appointment of Liquidator” below; and

•	the compensation of the Liquidator. See “Compensation of the Liquidator” below.

Effect of Adoption or Non-Adoption of the Liquidation Resolution

See the discussion above of Item 2 on the AGM Agenda, “General Background — Effect of Adoption or Non-Adoption of the Asset Sale Resolution, Liquidation Resolution and Conversion Resolutions.”

Effectiveness of Liquidation

If the Liquidation Resolution is adopted at the AGM, the Liquidation will automatically become effective, and the Company will be automatically liquidated (ontbonden) under Dutch law, without the need for any further action to be taken on the part of the Company, the Board of Directors or the general meeting of shareholders of the Company, upon the occurrence of all of the following conditions precedent (the “Liquidation Conditions Precedent”):

•	the Acceptance Time having occurred;

•	the Asset Sale Threshold having been achieved; and

•	the Asset Sale Completion having occurred.

In practice, this means that, if the Asset Sale Completion occurs, the Company will be automatically liquidated on the Asset Sale Completion Date, immediately following the completion of those legal formalities which are required in order to transfer the assets and liabilities of the Company to the Purchaser. See the discussion above of Item 2 on the AGM Agenda, “Summary of Key Terms of the Asset Sale Agreement — Summary of Transactions.”

General Description of Liquidation Procedure under Dutch law

Introduction

The Company would not under Dutch law cease to exist as of the time when the Liquidation becomes effective, but rather would continue in existence thereafter for the sole purpose of effecting the winding up of all of the assets and liabilities of the Company, under the management and supervision of the Liquidator.

Upon the Liquidation becoming effective (see “Effectiveness of Liquidation” above), the Board of Directors of the Company would cease to exist and it would be the Liquidator rather than the Board of Directors who would have the responsibility for winding up the assets and liabilities of the Company. The Liquidator has the obligation under Dutch law to cause the settlement as soon as practicable, out of the assets of the Company, of all of the liabilities of the Company, and thereafter to ensure the distribution as soon as practicable to the Company’s shareholders of all of the assets of the Company which are available for distribution to shareholders after satisfaction of the Company’s liabilities.

Advance Liquidation Distribution

The Liquidator may during the winding-up of the Company make one or more advance liquidation distributions to shareholders. The Liquidator is not expected to make any advance liquidation distribution to shareholders of the Company in the Liquidation other than the Second Step Distribution, in an amount equal to the Offer Consideration multiplied by the number of Shares held by the Minority Shareholders (without interest and less applicable withholding tax), which will be paid by the Liquidator to the Asset Sale Depositary on behalf of the Minority Shareholders on the Asset Sale Completion Date. See the discussion above of Item 2 on the AGM Agenda, “Summary of Key Terms of the Asset Sale Agreement — Summary of Transactions.”

The Liquidator may generally not make any advance liquidation distributions to shareholders after the filing by the Liquidator with the Trade Register of the Chamber of Commerce of The Netherlands (the “Dutch Trade Register”) of the final accounting (rekening en verantwoording) and plan of distribution (plan van verdeling) (together the “Plan of Distribution”) in relation to the Liquidation. The Asset Sale Agreement will (if executed) provide that the Liquidator must pay the Second Step Distribution to the Asset Sale Depositary on behalf of the Minority Shareholders before the Liquidator files the Plan of Distribution with the Dutch Trade Register.

Shareholders are normally obligated under Dutch law to repay to the Liquidator on behalf of the Company their pro rata share of any advance liquidation distribution received by them, to the extent necessary to satisfy liabilities of the Company that have to be paid by the Liquidator as part of the winding up of the assets and liabilities of the Company during the Liquidation. In the present case the Purchaser will undertake in the Asset Sale Agreement that the Purchaser will satisfy all debts and liabilities of the Company in connection with the Liquidation, and that the Purchaser will do any such things as are reasonably necessary to ensure that neither the Liquidator nor any other person will have any grounds to demand any refund or repayment by the Minority Shareholders, on any grounds whatsoever, of any part of the Second Step Distribution received by them or by the Asset Sale Depositary on their behalf. See the discussion above of Item 2 on the AGM Agenda, “Summary of Key Terms of the Asset Sale Agreement — Undertakings by the Purchaser.”

Opposition to the Plan of Distribution by Creditors

After the liabilities of the Company have been settled by the Liquidator out of the assets of the Company, the Liquidator must file the Plan of Distribution, setting out how the remaining assets of the Company (if any) will be distributed, with the Dutch Trade Register, and place an advertisement in a Dutch newspaper (the “Publication Notice”) stating that the Plan of Distribution has been filed with the Dutch Trade Register and that the Plan of Distribution is available for inspection at the offices of the Company. The Company must then, following the Publication Notice, make the Plan of Distribution available for inspection by all parties at the Company’s headquarters in Israel, for a period of two months following the date when the Publication Notice is first published in a Dutch daily newspaper as described above (the “Publication Date”).

During this period of two months following the Publication Date (the “Creditors’ Opposition Period”), any creditor of the Company, or other interested party (belanghebbende) (a “Creditor”), can file an action in the Dutch courts opposing the implementation of the Plan of Distribution.

Since the Purchaser will at the Asset Sale Completion acquire all of the assets and business of the Company, and assume all of the liabilities and obligations of the Company relating to the business of the Company (see the discussion above of Item 2 on the AGM Agenda, “Summary of Key Terms of the Asset Sale Agreement — Summary of Transactions”), it is not anticipated that any Creditor would during the Creditors’ Opposition Period initiate any litigation in the Dutch courts opposing the implementation of the Plan of Distribution.

If the Creditors’ Opposition Period expires without any Creditor opposing the implementation of the Plan of Distribution, the Liquidator can then make the final liquidation distribution to shareholders as provided in the Plan of Distribution. If a Creditors’ suit opposing the implementation of the Plan of Distribution is initiated in the Dutch courts during the Creditors’ Opposition Period, the Liquidation could not be completed, and no distribution could be made to shareholders, until that Creditors’ suit is finally resolved.

In the present case, it is not anticipated that any distribution will be made to shareholders of the Company in addition to the Second Step Distribution paid on behalf of the Liquidator to the Asset Sale Depositary on the Asset Sale Completion Date. The Plan of Distribution of the Company is thus expected to provide that the Second Step Distribution will constitute full and final payment to the Minority Shareholders of all amounts due to them in the Liquidation of the Company and that no shareholders of the Company will be entitled to receive any other distributions as a result of the Liquidation.

End of the Company’s Corporate Existence; Re-Opening of the Liquidation Procedure

The Company’s corporate existence will come to an end, and the Company will cease to have any further legal existence under Dutch law, after the end of the Creditors’ Opposition Period (or, if during the Creditors’ Opposition Period any Creditors’ suits are initiated opposing the implementation of the Plan of Distribution, after the final resolution of such Creditors’ suits by the Dutch courts), at such time as there are no further assets available for distribution by the Liquidator to the shareholders of the Company.

The Liquidator must file notice of the Company’s ceasing to exist with the Dutch Trade Register, after which the Company will be stricken from the Dutch Trade Register and will no longer be recognized as an entity having legal existence under Dutch law.

The Liquidation can be reopened even after the Company has been stricken from the Dutch Trade Register if assets or liabilities of the Company are subsequently discovered that were not properly dealt with during the Liquidation. In that case any interested party can petition the Dutch courts to reopen the Liquidation and appoint a liquidator to handle the further winding-up of the relevant newly discovered assets and liabilities. The court-appointed liquidator could in that case demand repayment by the Company’s shareholders of their pro rata share of any distributions received by them in the Liquidation, including the Second Step Distribution, to the extent necessary to satisfy any relevant newly discovered creditors’ claims.

Since the Purchaser will at the Asset Sale Completion acquire all of the assets and business of the Company, and assume all of the obligations and liabilities of the Company associated with the business of the Company, it is not presently anticipated that the Liquidation could be reopened or that Minority Shareholders would have to repay any part of the Second Step Distribution paid to the Asset Sale Depositary on their behalf at the Asset Sale Completion. Moreover, the Purchaser will undertake in the Asset Sale Agreement that it will satisfy all debts and liabilities of the Company in connection with the Liquidation and that the Purchaser will do any such things as are reasonably necessary to ensure that no person will have any grounds to demand any refund or repayment by the Minority Shareholders, on any grounds whatsoever, of any part of the Second Step Distribution received by them. See the discussion above of Item 2 on the AGM Agenda, “Summary of Key Terms of the Asset Sale Agreement — Undertakings by the Purchaser.”

Books and Records Custodian

Under Dutch law a custodian of the books and records (the “Books and Records Custodian”) is required to be appointed who will retain custody of the books and records of the Company for a period of seven years following the completion of the Liquidation. The Liquidator will appoint the Books and Records Custodian, prior to the time when the Liquidation is finally completed and the Company’s corporate existence comes to an end.

The Books and Records Custodian is required to maintain custody of all books and records of the Company for a period of 7 years following the date when the Company is stricken from the Dutch Trade Register (the “Custody Period”).

The Books and Records Custodian is required to allow inspection of the books and records of the Company, during the Custody Period, by any person who is authorized to inspect such books and records by an order of the Dutch courts.

After the end of the Custody Period the Books and Records Custodian will no longer be obligated to retain custody of the Company’s books and records, and may destroy such books and records if it chooses to do so.

Appointment of Liquidator

As part of the Liquidation Resolution, shareholders are requested to approve the appointment of Stichting Vereffening Mobileye as the Liquidator of the Company.

Information Concerning the Liquidator

The Liquidator was incorporated by an affiliate of Intel as a foundation (stichting) under Dutch law on May 9, 2017. The articles of association of the Liquidator (the “Liquidator Articles”) provide that such affiliate of Intel will have the sole right to appoint, remove and suspend the directors of the Liquidator. The Liquidator Articles further provide that the objects of the Liquidator are to carry out the Liquidator’s duties as liquidator of the Company. See “Duties and Responsibilities of the Liquidator” below.

All of the initial directors of the Liquidator are legal entities associated with Vistra B.V., a Dutch trust company (“Vistra”). All of the future directors of the Liquidator are also expected to be legal entities or individuals associated with Vistra.

The Liquidator Articles provide that the following actions will be subject to the prior approval of the Independent Directors, for as long as the Independent Directors remain in office after the Offer Closing (see the discussion above of Item 1 on the AGM Agenda, “Summary of Key Terms of the Offer and the Purchase Agreement – The Purchase Agreement and the Offer – Composition of the Board of Directors after the Offer Closing”):

•	appointment of directors of the Liquidator;

•	amendment of the Liquidator Articles; and

•	dissolution (ontbinding) of the Liquidator.

Duties and Responsibilities of the Liquidator

The Liquidator will have primary responsibility for the management and supervision of the winding up of the assets and liabilities of the Company during the Company’s Liquidation. See “General Description of Liquidation Procedure under Dutch Law — Introduction” above.

The Liquidator will during the Liquidation be subject to removal or suspension at any time by the general meeting of shareholders of the Company (which will be controlled by the Purchaser after the Offer Closing). The general meeting of shareholders of the Company (which will be controlled by the Purchaser after the Offer Closing) may also appoint other persons as liquidators in addition to the Liquidator, or as a replacement for the Liquidator after the Liquidator’s resignation or removal. The Dutch courts can also remove a liquidator at any time and appoint one or more new liquidators to serve in the place of the liquidator that has been removed. In addition, the Dutch courts have the right, following the filing of a petition by any shareholder or other interested party, to appoint one or more persons to serve as liquidators of the Company at any time when there are no persons then serving as liquidators of the Company.

A court-appointed liquidator is obligated to comply promptly with any orders issued by the court that has appointed him as liquidator. A court-appointed liquidator is also obligated to file a final accounting, describing the manner in which he discharged his duties as liquidator, with the court which appointed him as liquidator, not later than one month following the completion of the Liquidation.

If there is more than one liquidator, all decisions by the liquidators must be taken unanimously. In the event of any disagreement among the liquidators, any liquidator may petition the Dutch courts to decide how the liquidators should proceed on the matter as to which there is a disagreement among them.

Compensation of the Liquidator

As part of the Liquidation Resolution, shareholders are requested to approve the compensation of the Liquidator.

It is proposed that the Liquidator will be entitled to compensation by the Company in a total amount of up to EUR 25,000, payable in exchange for services provided by the Liquidator.

The compensation of the Liquidator will be subject to modification from time to time by the general meeting of shareholders of the Company (which will be controlled by the Purchaser after the Offer Closing). In addition, the general meeting of shareholders of the Company (which will be controlled by the Purchaser after the Offer Closing) would in its sole discretion determine the compensation of any additional liquidator of the Company appointed by the general meeting of shareholders of the Company after the Liquidation becomes effective. See “Appointment of Liquidator — Duties and Responsibilities of the Liquidator” above.

Any liquidator that is appointed by the Dutch courts (see “Appointment of Liquidator — Duties and Responsibilities of the Liquidator” above) would be entitled to such compensation from the Company for serving as liquidator as the court may determine.

EXPLANATION OF ITEM 5 ON THE AGENDA FOR THE ANNUAL GENERAL MEETING (CONVERSION DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION)

The Purchaser may after the Offer Closing elect to effect the B.V. Conversion, resulting in the conversion of the Company from an N.V. into a B.V. under Dutch law.

The B.V. Conversion will become effective upon the first to occur of (i) the execution of the Conversion Deed of Amendment (see the discussion below of Item 5 on the AGM Agenda) or (ii) the execution of the Post-Delisting Deed of Amendment (see the discussion below of Item 6 on the AGM Agenda).

Shareholders are now being requested at the AGM to approve the B.V. Conversion.

The B.V. Conversion will result in the Company ceasing to be an N.V., and becoming a B.V., under Dutch law. In addition, effective upon the B.V. Conversion, the Articles would be amended as set out below under the discussion of Items 5 and 6 on the AGM Agenda.

See the discussion above of Item 2 on the AGM Agenda, “General Background — Effect of Adoption or Non-Adoption of the Asset Sale Resolution, Liquidation Resolution and Conversion Resolutions,” for a description of certain consequences, in relation to the Offer, of the failure to adopt the B.V. Conversion Resolution at the AGM or a Subsequent EGM.

EXPLANATION OF ITEM 5 ON THE AGENDA FOR THE ANNUAL GENERAL MEETING (CONVERSION DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION)

Background

In connection with the B.V. Conversion (see the discussion above of Item 4 on the AGM Agenda), shareholders are being requested to approve the proposed amendment of the Articles pursuant to the draft Conversion Deed of Amendment, a copy of which is attached to this Shareholders Circular as Annex 2.

Conditions Precedent

The amendment of the Articles pursuant to the Conversion Deed of Amendment is subject to the Conversion Deed of Amendment Conditions Precedent, as follows:

•	The Offer Closing having occurred.

•	The Purchase Agreement not having been terminated in accordance with its terms.

•	The B.V. Conversion Resolution having been adopted at the AGM or a Subsequent EGM.

The Conversion Deed of Amendment may not be executed until the Conversion Deed of Amendment Conditions Precedent have been satisfied. The satisfaction of the Conversion Deed of Amendment Conditions Precedent will be conclusively evidenced by the delivery to the Dutch notary executing the Conversion Deed of Amendment of a certificate, signed by an executive director of the Company, attesting to the fact that the Conversion Deed of Amendment Conditions Precedent have been satisfied.

Even if the Conversion Deed of Amendment Conditions Precedent are satisfied, Intel and the Purchaser may in their sole discretion elect after the Offer Closing not to cause the Conversion Deed of Amendment to be executed. Intel and the Purchaser could, for example, elect to have the Post-Delisting Deed of Amendment executed immediately following the delisting of the Company’s Shares from trading on the NYSE, without having the Conversion Deed of Amendment executed first. See the discussion below of Item 6 on the AGM Agenda. They could also in their sole discretion elect not to cause the Articles to be amended at all after the Offer Closing, or to cause the Articles to be amended in a manner other than that specified in the Post-Conversion Deed of Amendment or the Post-Delisting Deed of Amendment.

Effect of Adoption or Non-Adoption of the Conversion Amendment Resolution

If the B.V. Conversion Resolution and the Conversion Amendment Resolution are not both adopted by the requisite majority (see “Vote Required to Approve the Items on the AGM Agenda” above in the introduction to this Shareholders Circular) at the AGM or a Subsequent EGM, then the Purchaser cannot cause the execution of the Conversion Deed of Amendment after the Offer Closing, without first obtaining shareholder approval of the B.V. Conversion and the Conversion Deed of Amendment at a subsequent general meeting of shareholders of the Company (which will be controlled by the Purchaser after the Offer Closing) to be held after the Offer Closing.

See also the discussion above of Item 2 on the AGM Agenda, “General Background — Effect of Adoption or Non-Adoption of the Asset Sale Resolution, Liquidation Resolution and Conversion Resolutions” for a description of certain other consequences, in relation to the Offer, of the failure to adopt the Conversion Amendment Resolution at the AGM or a Subsequent EGM.

Proposed Amendments to the Articles

The description of the Conversion Deed of Amendment below is not complete and is qualified in its entirety by the text of the proposed Conversion Deed of Amendment annexed hereto as Annex 2.

The text of the proposed Conversion Deed of Amendment which is annexed to this Shareholders Circular as Annex 2 shows by way of striking through (for deletions) and underscoring (for additions) the changes proposed to be made by the Conversion Deed of Amendment to the text of the Articles as they are currently in effect.

Requirement of a Notarial Deed for Transfer of Shares

The most important change in the Articles that would result from the execution of the Conversion Deed of Amendment is that, pursuant to mandatory provisions of Dutch law that apply to a B.V. but not to an N.V., a notarial deed executed by a Dutch notary (a “Dutch Notarial Deed”) will be required for all transfers of registered ownership of shares in the capital of the Company after the Conversion Deed of Amendment has become effective.

When Is a Dutch Notarial Deed Required?

Shares Held through DTC. Shareholders who hold their Shares in book-entry form through the facilities of Depository Trust Company (“DTC”) will after execution of the Conversion Deed of Amendment continue to be able to transfer ownership of their Shares, in accordance with the applicable procedures of DTC for the transfer of book-entry interests in Shares held through DTC, without execution of a Dutch Notarial Deed, for as long as the Shares are listed for trading on the NYSE. After delisting of the Shares from the NYSE, DTC will most likely require the transfer into registered form of all Shares held through DTC. This transfer would require the execution of a Dutch Notarial Deed between the relevant beneficial owner of Shares held in book-entry form through the facilities of DTC, as transferee, and the nominee of DTC (typically Cede & Co.) in whose name such Shares are registered in the Company’s shareholders register, as transferor.

Shareholders who hold their Shares in book-entry form through the facilities of DTC, and who do not plan to tender their Shares to the Purchaser by the Expiration Time, are advised to transfer their Shares into registered form prior to the Offer Closing, in order to avoid the incurrence of expenses for notarial fees, and the compliance with other administrative formalities under Dutch law, which are described below at “Requirements for Execution of a Dutch Notarial Deed for the Transfer of Shares.”

Shares Held in Registered Form. Shares that are as of the execution of the Conversion Deed of Amendment held in registered form in the shareholders register of the Company can only be transferred by way of execution of a Dutch Notarial Deed after execution of the Conversion Deed of Amendment.

If the Conversion Deed of Amendment is executed prior to or during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period (see the discussion above of Item 1 on the AGM Agenda, “Summary of Key Terms of the Offer and the Purchase Agreement – The Purchase Agreement and the Offer – The Subsequent Offering Period and the Minority Exit Offering Period”), then certain tenders of Shares to the Purchaser during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period, may be required to be effected by way of a Dutch Notarial Deed, as more fully described at “Requirements for Execution of a Dutch Notarial Deed for the Transfer of Shares” below.

Requirements for Execution of a Dutch Notarial Deed for the Transfer of Shares

In order to transfer shares in the Company by way of execution of a Dutch Notarial Deed, the following mandatory formalities of Dutch law must be complied with:

(1)	The transferor and the transferee of shares must, if they are individuals, provide information concerning their nationality, place and date of birth, marital status and residence address, to the Dutch notary before whom the Dutch Notarial Deed is executed.

(2)	The transferor or transferee of shares must, if it is a legal entity, partnership or trust, provide the Dutch notary before whom the Dutch Notarial Deed is executed with information concerning its place of organization and other relevant details relating to it, including in some cases the identity of its ultimate beneficial owners. Such a legal entity, partnership or trust must also provide such Dutch notary with the personal details described at (1) above in respect of the individual who grants the power of attorney to the Dutch notary to execute the Dutch Notarial Deed on behalf of such legal entity, partnership or trust or who signs the Dutch Notarial Deed in person in the presence of the Dutch notary on behalf of the relevant legal entity, partnership or trust. See (3) below.

(3)	Each of the parties to the Dutch Notarial Deed (i.e. the transferor and transferee of shares) must either provide the Dutch notary before whom the Dutch Notarial Deed is executed with an original power of attorney, in a form prescribed by such Dutch notary, to execute the Dutch Notarial Deed, or must appear in person in The Netherlands to sign the Dutch Notarial Deed in the presence of the Dutch notary before whom the Dutch Notarial Deed is executed. Powers of attorney must be legalized by a local notary in the country where the power of attorney is executed, and the signature of such local notary must be apostilled, or legalized by the diplomatic authorities of The Netherlands in the country where the power of attorney is executed.

(4)	Legal entities, partnerships and trusts must provide the Dutch notary before whom the Dutch Notarial Deed is executed, with proof of the legal authority of the person who executes the power of attorney to such Dutch notary as described at (3) above on behalf of the relevant legal entity, partnership or trust, or who will appear in person on behalf of such legal entity, partnership or trust before such Dutch notary to sign the Dutch Notarial Deed. As evidence of such individual’s authority to represent the relevant legal entity, partnership or trust, the Dutch notary may require delivery of a formal legal opinion by a reputable attorney admitted to practice in the jurisdiction of organization of the relevant legal entity, partnership or trust, attesting to such authority.

(5)	The Dutch notary before whom the Dutch Notarial Deed is executed must be provided with a copy of the passport, or other acceptable identity document under Dutch law, of the individual who executes the relevant Dutch Notarial Deed in person before the notary, or who has granted a power of attorney to the notary for the execution of the Dutch Notarial Deed.

(6)	In order for a transfer of shares to be valid insofar as the Company is concerned, the Company must be a party to the Dutch Notarial Deed pursuant to which shares are transferred, solely for the purpose of acknowledging the transfer of shares. Alternatively, in order to ensure that a transfer of shares is valid insofar as the Company is concerned, a copy of the Dutch Notarial Deed of transfer must be served by a bailiff (gerechtsdeurwaarder) of the Dutch courts on the Company at its headquarters in Israel.

(7)	The parties to the Dutch Notarial Deed must pay fees to the Dutch notary before whom the Dutch Notarial Deed is executed, based on the regular hourly rates for partners and associates of the Dutch law firm with which such notary is associated. Fees for execution of a Dutch Notarial Deed of transfer of shares can be expected to be between EUR 2,000 and EUR 5,000 for each such Dutch Notarial Deed executed by a Dutch notary.

The transferor and transferee of shares will be solely responsible for paying all of the Dutch notary’s fees in connection with any transfer of shares by way of execution of a Dutch Notarial Deed. The Company will not advance to shareholders, or reimburse shareholders for, any part of such fees. Intel and the Purchaser have advised the Company that Intel and the Purchaser will cause the Company, in order to ensure the validity of all Dutch Notarial Deeds executed before a Dutch notary (see paragraph (6) above), to become a party to all Dutch Notarial Deeds of transfer of shares executed before a Dutch notary after the Conversion Deed of Amendment becomes effective.

Other Amendments to the Articles

The Conversion Deed of Amendment will effect the following additional amendments to the Articles:

(1)	The name of the Company will be changed from “Mobileye N.V.” to “Mobileye B.V.”

(2)	The Company will no longer be permitted to issue fractional shares, as under Dutch law B.V.s are not allowed to have fractional shares.

(3)	The general meeting of shareholders of the Company will be authorized to adopt resolutions for the issuance of shares, or for the grant of the right to acquire shares, and to exclude pre-emptive rights in connection therewith, without the prior approval of the Board of Directors of the Company, as is required by the current Articles.

(4)	The Articles will provide after execution of the Conversion Deed of Amendment that payment of the entire consideration for shares issued by the Company may be postponed until such time as the Company demands payment thereof. The Articles currently provide, as required by mandatory provisions of Dutch law relating to N.V.s, that at least 25% of the nominal value of shares, and 100% of the consideration for the issuance of shares in excess of the nominal value thereof, must be paid to the Company at the time shares are issued.

(5)	The requirement that a Dutch accountant issue an opinion relating to the valuation of property (other than cash) in consideration for the contribution of which shares are issued, will be removed from the Articles, as Dutch law only imposes such requirement on an N.V. and not on a B.V.

(6)	The Articles will provide that the Board of Directors of the Company may adopt a resolution for the repurchase of the Company’s shares, without the need for any prior approval of the repurchase by the general meeting of shareholders, as is required by Dutch law for an N.V. See also the discussion below of Item 14 on the AGM Agenda.

(7)	Certain limitations on the ability of the Company to repurchase its own shares, which are applicable under Dutch law to an N.V. but not to a B.V., will be removed from the Articles. Instead, the Articles will provide, as required for a B.V., that a repurchase of shares will not be permitted if the Board of Directors knows or should reasonably foresee that following such repurchase the Company will not be able to continue paying its debts as and when they fall due.

(8)	Certain provisions of the Articles which prohibit the Company from providing financial assistance, including the making of loans and the granting of security, to third parties for the acquisition of the Company’s shares, will be removed from the Articles. Under Dutch law this prohibition on providing financial assistance for the acquisition of the Company’s own shares applies only to an N.V. but not to a B.V.

(9)	The Conversion Deed of Amendment will provide that, after the repurchase by the Company of its own shares, at least one share with voting rights must be held by a person other than the Company or one of its subsidiaries. This provision allows the Company, as is permitted for B.V.s, to repurchase all of its outstanding shares other than one share which must remain outstanding and held by a third person. The Company is currently prohibited by the Articles from repurchasing more than 50% of its issued capital, which is the maximum percentage of the Company’s own shares that may be held by a publicly traded N.V. under Dutch law.

(10)	The requirement that the general meeting of shareholders may only resolve upon a capital reduction with the prior approval of the Board of Directors of the Company will be removed from the Articles.

(11)	Under the current Articles the Company can only effect a reduction of capital by way of cancellation of treasury shares. After execution of the Conversion Deed of Amendment the Company will also be able to effect a reduction of capital by repayment of amounts previously paid by shareholders for their shares.

(12)	Following the execution of the Conversion Deed of Amendment, the Company’s shares could only be validly transferred by way of a Dutch Notarial Deed of transfer. See “Requirement of a Notarial Deed for Transfer of Shares” above. Until the execution of the Post-Delisting Deed of Amendment (see the discussion below of Item 6 on the AGM Agenda), no other restriction would apply to the transfer of the Company’s shares.

(13)	The Company will continue to have a one-tier Board of Directors, consisting of executive and non-executive directors, following execution of the Conversion Deed of Amendment. See the discussion below of Item 11 on the AGM Agenda, “Background.” However, the total number of executive and non-executive directors will be laid down in, and may be increased or decreased pursuant to, a resolution of the general meeting of shareholders of the Company, rather than by a resolution of the Board of Directors, as provided in the current Articles.

(14)	The provisions of the Articles relating to dividends and other distributions will be amended to conform to mandatory provisions of Dutch law relating to distributions to shareholders of a B.V. Specifically, the Articles will after execution of the Conversion Deed of Amendment provide that distributions (including interim distributions) can at all times be declared by a resolution of the general meeting of shareholders, subject to approval by the Board of Directors of the Company. The Board of Directors may not withhold its approval of a proposed distribution unless in the Board’s opinion the payment of the distribution would result in the Company being unable to pay its debts as and when they fall due. Currently, the Articles allow dividends and other distributions to be declared and paid only if the Company’s shareholders equity after payment of the dividend or other distribution will be greater than the aggregate nominal value of all of the Company’s issued and outstanding shares. This restriction will no longer apply after execution of the Conversion Deed of Amendment.

(15)	The minimum percentage of the company’s issued capital required to allow one or more persons to request items to be placed on the agenda for a general meeting of shareholders will be decreased to 1%. Under Dutch law, persons holding shares in an N.V. representing at least 3% of the company’s issued capital may request that items be placed on the agenda for the general meeting, as also reflected in the Company’s current Articles, whereas in respect of a B.V. persons holding shares in the B.V. representing at least 1% of the company’s issued capital may request that items be placed on the agenda for the general meeting.

(16)	The provisions in the current Articles providing that a shareholder will generally only be permitted to attend and vote at a shareholders meeting if he was a shareholder of record on the 28th day preceding the date of the shareholders meeting will be removed from the Articles, as under Dutch law such provisions only apply to an N.V. and not to a B.V. Following execution of the Conversion Deed of Amendment, only persons who are shareholders of the Company at the time a shareholders meeting is actually held can attend and vote at the meeting.

(17)	The requirement that the general meeting of shareholders may not adopt resolutions relating to the amendment of the Articles of Association of the Company, the statutory merger or the statutory demerger of the Company, or the liquidation or dissolution of the Company, except with the prior approval of the Board of Directors of the Company, will be removed from the Articles after execution of the Conversion Deed of Amendment.

EXPLANATION OF ITEM 6 ON THE AGENDA FOR THE ANNUAL GENERAL MEETING (POST-DELISTING DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION)

Background

The Purchaser has announced that it intends to delist the Company’s Shares from trading on the NYSE as soon as possible after the Offer Closing. Once the Company’s Shares have been delisted from trading on the NYSE, the Purchaser and Intel may elect to cause the Post-Delisting Deed of Amendment, which will further amend the Company’s Articles, to be executed.

Shareholders are now being requested to approve the proposed amendment of the Articles pursuant to the draft Post-Delisting Deed of Amendment, a copy of which is annexed to this Shareholders Circular as Annex 3.

Conditions Precedent

The amendment of the Articles pursuant to the Post-Delisting Deed of Amendment is subject to the Post-Delisting Deed of Amendment Conditions Precedent, as follows:

•	Either (i) the Conversion Deed of Amendment having been executed or (ii) (A) the Offer Closing having occurred, (B) the Purchase Agreement not having been terminated in accordance with its terms and (C) the B.V. Conversion Resolution having been adopted at the AGM or a Subsequent EGM.

•	The Shares having been delisted from trading on the NYSE (the “Delisting”).

The Post-Delisting Deed of Amendment may not be executed until after the Post-Delisting Deed of Amendment Conditions Precedent have been satisfied. The satisfaction of the Post-Delisting Deed of Amendment Conditions Precedent (other than the prior execution of the Conversion Deed of Amendment) will be conclusively evidenced by the delivery to the Dutch notary executing the Post-Delisting Deed of Amendment of a certificate, signed by an executive director of the Company, attesting to the fact that the Post-Delisting Deed of Amendment Conditions Precedent have been satisfied.

Even if the Post-Delisting Deed of Amendment Conditions Precedent are satisfied, Intel and the Purchaser may elect in their sole discretion not to cause the Post-Delisting Deed of Amendment to be executed. They could, for example, after the Delisting elect not to cause the Articles to be amended at all or to cause the Articles to be amended in a manner other than that specified in the Post-Delisting Deed of Amendment.

Effect of Adoption or Non-Adoption of the Delisting Amendment Resolution

If the B.V. Conversion Resolution and the Delisting Amendment Resolution are not both adopted by the requisite majority (see “Vote Required to Approve the Items on the AGM Agenda” above in the introduction to this Shareholders Circular) at the AGM or a Subsequent EGM, then the Purchaser cannot cause the execution of the Post-Delisting Deed of Amendment after the Delisting, without first obtaining shareholder approval of the B.V. Conversion and the Post-Delisting Deed of Amendment at a subsequent general meeting of shareholders (which will be controlled by the Purchaser after the Offer Closing) to be held after the Offer Closing.

See also the discussion above of Item 2 on the AGM Agenda, “General Background — Effect of Adoption or Non-Adoption of the Asset Sale Resolution, Liquidation Resolution and Conversion Resolutions” for a description of certain other consequences, in relation to the Offer, of the failure to adopt the Delisting Amendment Resolution at the AGM or a Subsequent EGM.

Proposed Amendments to the Articles

The description of the Post-Delisting Deed of Amendment below is not complete and is qualified in its entirety by the text of the proposed Post-Delisting Deed of Amendment annexed hereto as Annex 3.

The text of the proposed Post-Delisting Deed of Amendment which is annexed to this Shareholders Circular as Annex 3 shows by way of striking through (for deletions) and underscoring (for additions) the changes proposed to be made by the Post-Delisting Deed of Amendment to the text of the Articles as they are currently in effect.

Restrictions on the Transfer of Shares

The most important change in the Articles that would result from the execution of the Post-Delisting Deed of Amendment, in addition to those described above under the discussion of Item 5 on the AGM Agenda, “Proposed Amendments to the Articles,” would be the introduction of restrictions on the transferability of the Company’s Shares. The Post-Delisting Deed of Amendment will prohibit any transfer of shares in the capital of the Company which are acquired after the date of execution of the Post-Delisting Deed of Amendment (the “Post-Delisting Amendment Date”) unless such transfer is approved in advance by the Company’s Board of Directors (which will be controlled by the Purchaser after the Offer Closing). This restriction on transferability of shares will not apply to shares acquired prior to the Post-Delisting Amendment Date and will in any event cease to be applicable after March 1, 2019. Shares held in registered form by a shareholder as of the Post-Delisting Amendment Date (an “Initial Transferring Shareholder”) may initially be freely transferred by such Initial Transferring Shareholder to any person, without being subject to any approval by the Board of Directors of the Company; however, the transferee who acquires shares from an Initial Transferring Shareholder after the Post-Delisting Amendment Date cannot further transfer those shares without the approval of the Board of Directors. This will also apply to persons to whom DTC transfers registered ownership of shares after the Post-Delisting Amendment Date. See the discussion above of Item 5 on the AGM Agenda, “Proposed Amendments to the Articles – Requirement of a Notarial Deed for Transfer of Shares – When Is a Dutch Notarial Deed Required? – Shares Held through DTC.”

In response to a request for approval of transfer of shares by a shareholder who acquires shares after the Post-Delisting Amendment Date, the Board of Directors must, within three months of the request for approval of the transfer, either

•	grant the approval for the proposed transfer; or

•	reject the proposed transfer provided that the Board, simultaneously with its rejection of the proposed transfer, designates a third party purchaser who is willing and able to purchase the shares that are proposed to be transferred, for a cash purchase price equal to the fair market value of such shares at the time of transfer, as determined by the Board of Directors in its sole discretion.

If the Board of Directors does not respond to a request for approval of a proposed transfer within three months of the Board’s receipt of such request, or designate an alternative third party purchaser for the shares proposed to be transferred, as described above, the Board will be deemed to have granted its approval for the proposed transfer.

In the event that the Board approves, or is deemed to approve, a proposed transfer of shares, the transfer must be effected within three months of the date of the Board’s approval, or deemed approval, of the relevant transfer.

All of the transfer restrictions described above will cease to apply after March 1, 2019. Following that date all shares will be freely transferable by all shareholders without restrictions, unless Intel and the Purchaser cause the Articles to be amended, effective after that date, to further extend the transfer restrictions introduced into the Articles by the Post-Delisting Deed of Amendment, or to adopt further restrictions on the transferability of the Company’s shares.

Other Amendments to the Articles

The Post-Delisting Deed of Amendment will effect the following further amendments to the Articles, in addition to those listed above at the discussion of Item 5 on the AGM Agenda, “Proposed Amendments to the Articles”:

(1)	After the execution of the Post-Delisting Deed of Amendment the Articles will prohibit the transfer of voting rights to the pledgee or usufructuary of any shares which are acquired by any person during the period beginning on the Post-Delisting Amendment Date and ending on March 1, 2019 (the “Lock-Up Period”). This provision will not apply to any holder of shares in registered form as of the Post-Delisting Amendment Date but will apply to any person to whom registered ownership of shares is transferred during the Lock-Up Period. See “Restrictions on the Transfer of Shares” above.

(2)	The requirement for the Board of Directors to establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee will be removed from the Articles.

(3)	The latest date on which the notice of a shareholders’ meeting is required to be given will be changed from the fifteenth day prior to the date of the meeting to the eighth day prior to the date of the meeting.

(4)	After execution of the Post-Delisting Deed of Amendment the Articles will provide that a resolution by the general meeting of shareholders can be adopted by a written resolution outside of a formal meeting provided that all persons having the right to attend or vote at a shareholders meeting have declared in writing that they agree to this manner of adopting the relevant resolution.

(5)	Certain current provisions of the Articles which are typically associated with publicly traded companies, such as provisions relating to publication of notices of shareholders meetings on the Internet, allowing shareholders to vote electronically or through the Internet at shareholders meetings and requiring the results of shareholder votes at shareholders meetings to be posted on the Internet, will be removed from the Articles.

EXPLANATION OF ITEM 7 ON THE AGENDA FOR THE ANNUAL GENERAL MEETING (DISCUSSION OF 2016 DIRECTOR COMPENSATION)

Disclosures Relating to Director Compensation for the Year 2016

Pursuant to Section 135, paragraph 5a, of Book 2 of the DCC the Company is required to make certain disclosures in this Shareholders Circular with respect to the compensation paid to the members of the Company’s Board of Directors, and of equity incentive awards generally, for the year ended December 31, 2016.

Director Compensation During the Year 2016

Professor Amnon Shashua and Mr. Ziv Aviram received the following compensation (excluding stock-based compensation) from the Company and its subsidiaries during the year 2016. Professor Shashua and Mr. Aviram did not receive any compensation as such for serving on the Company’s Board of Directors. The figures set forth in the table below thus reflect solely the compensation received by them from the Company’s wholly-owned Israeli subsidiary MVT for their services as employees of MVT during the relevant period. The table does not include any amounts paid to reimburse Professor Shashua or Mr. Aviram for costs incurred by them in providing services.

NON-STOCK-BASED COMPENSATION OF AMNON SHASHUA AND ZIV AVIRAM, January 1, 2016-December 31, 2016 (in thousands of United States dollars)
Name of Director	Base Salary	Bonus	Profit-Sharing	Pension Contribution and Other Social Benefits	TOTAL
Amnon Shashua	125	0	0	100	225
Ziv Aviram	125	0	0	194	319

Our general meeting of shareholders, acting pursuant to a proposal of our Board of Directors, determines the compensation of our non-executive directors. In July 2014, our general meeting of shareholders adopted a resolution approving cash compensation to our non-executive directors of US$ 50,000 per year (the “Annual Directors’ Fees”). For the period between January 1, 2016 and December 31, 2016 the Company paid pursuant to this resolution US$ 50,000 in Annual Directors’ Fees to each of the Company’s non-executive directors for service on the Company’s Board. The Annual Directors’ Fees are payable in four installments of US$ 12,500 each, payable in advance on the first day of each calendar quarter.

Disclosures Concerning Equity Incentive Awards

As of December 31, 2016, Professor Amnon Shashua and Mr. Ziv Aviram held fully vested Company Options for 2,250,000 Shares each at an exercise price of US$ 3.70 per Share, expiring March 1, 2020, which Company Options were granted prior to January 1, 2016; fully vested Company Options for 5,875,000 and for 5,625,000 Shares, respectively, at an exercise price of US$ 6.98 per Share, expiring January 13, 2021, which Company Options were granted prior to January 1, 2016; Company Options for 2,200,000 Shares each at an exercise price of US$ 57.58 per Share (the “2015 Options”), which were granted on September 6, 2015 and Company Options for 2,000,000 Shares each at an exercise price of US$ 46.881 per Share, which were granted on August 15, 2016 (the “2016 Options”). As of December 31, 2016 one-third of the 2015 Options (733,333 Shares for each of Professor Shashua and Mr. Aviram) had vested. The remainder of the 2015 Options will vest in two equal annual installments on September 6 of each year beginning on September 6, 2017. The 2016 Options will vest over a four-year period ending August 15, 2020, with one-fourth of the 2016 Options vesting on August 15 of each year beginning with the year 2017.

Pursuant to the Employment Agreement Addendum Professor Shashua has agreed, subject to certain conditions, to deferred vesting after the Offer Closing of the remaining unvested Company Options held by him. See the discussion of Item 1 on the AGM Agenda above, “Summary of Key Terms of the Offer and the Purchase Agreement — Certain Other Agreements — Employment Agreement Addendum.”

As of December 31, 2016, Eyal Desheh held Company Options for 100,000 Shares at an exercise price of EUR 0.01 per Share, expiring January 7, 2020. These Company Options became fully vested on March 31, 2017.

In addition, each other person currently serving as a non-executive director of the Company held on December 31, 2016 Company Options for 50,000 Shares at an exercise price of US$ 25.00 per share (the initial offering price to the public of the Company’s shares in the Company’s initial public offering (the “IPO”)), with a five-year vesting schedule ending on September 7, 2021. The grant of these Company Options to non-executive directors other than Eyal Desheh was made pursuant to a resolution of the general meeting of shareholders adopted in July 2014. The Company and the Purchaser have agreed that these options held by the non-executive directors other than Mr. Desheh (whose options are already fully vested) will accelerate and become fully vested, and converted into the right to receive cash (see the discussion above of Item 1 on the AGM Agenda, “Summary of Key Terms of the Offer and the Purchase Agreement —The Purchase Agreement and the Offer —Treatment of Equity Awards”), at the Offer Closing.

During 2016, no new equity grants were made to, or held or exercised by, directors during the relevant individual’s term of service as director, except as described above.

The closing price on the NYSE of our shares on May 5, 2017 was US$ 61.90.

As of January 1, 2016, Company Options for 27,188,687 Shares were held by all participants in the Company’s equity incentive plans (including directors and also including an immaterial number of Company Options held by service providers who are not employees). Grants of Company Options for a total of 4,576,500 Shares at a weighted average exercise price of US$ 45.91 per Share were made under the Company’s equity incentive plans during the period beginning January 1, 2016 and ending December 31, 2016. Company Options for 2,822,250 Shares were exercised or forfeited during this period. As a result, Company Options for 28,942,937 Shares were outstanding under the Company’s equity incentive plans as of December 31, 2016. These Company Options that were outstanding as of December 31, 2016 had a weighted average exercise price of US$ 20.82 per Share and a weighted average remaining life of 4.48 years as of December 31, 2016.

As of January 1, 2016 281,181 Company RSUs were outstanding under the Company’s equity incentive plans. During the period beginning January 1, 2016 and ending December 31, 2016, 205,962 Company RSUs were granted under the Company’s equity incentive plans. During 2016, 144,484 Company RSUs became vested Company RSUs and 16,372 Company RSUs were forfeited. As a result 326,287 unvested RSUs were outstanding under the Company’s equity incentive plans as of December 31, 2016.

No loans were made by the Company to any directors during the year 2016. In addition, the Company did not make any severance payments to any director during the course of the year 2016.

For a description of the treatment of equity awards following the Offer Closing, see the discussion above of Item 1 on the AGM Agenda, “Summary of Key Terms of the Offer and the Purchase Agreement — The Purchase Agreement and the Offer — Treatment of Equity Awards.” For a quantification of the cash benefits to be realized by the Company’s directors in respect of the Terminating RSUs and the Terminating Options, if the Offer Closing occurs, see the Schedule 14D-9, Item 3(a), “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Treatment of Unvested Mobileye RSUs” and “— Treatment of Mobileye Options Subject to Accelerated Vesting Solely as a Result of the Transactions.”

Discussion of Director Compensation at the Annual General Meeting

At the Annual General Meeting shareholders will have the opportunity to discuss the compensation paid to directors during 2016. Shareholders will not be entitled at the AGM to adopt any resolution of any kind, binding or non-binding, or to cast any vote, including any purely advisory vote, relating to past, present or future compensation of the Company’s directors.

EXPLANATION OF ITEM 8 ON THE AGENDA FOR THE ANNUAL GENERAL MEETING (ADOPTION OF THE 2016 ACCOUNTS)

The Company prepares its financial statements filed with the SEC in accordance with U.S. GAAP.

In addition, under Dutch law the Company is required to prepare its official Dutch statutory accounts in accordance with either International Financial Reporting Standards (“IFRS”) or Netherlands generally accepted accounting principles and to submit such reports to the general meeting of shareholders for adoption by the general meeting of shareholders. The Company has elected to prepare its Dutch statutory accounts in accordance with IFRS. Accordingly, at the AGM, in accordance with the provisions of Dutch law that are applicable to all Dutch companies, shareholders will be asked to adopt the 2016 Accounts, being the Company’s Dutch statutory annual accounts prepared in accordance with IFRS for the year ended December 31, 2016. The draft 2016 Accounts are attached to this Shareholders Circular as Annex 4.

Our 2016 net profits in the amount of approximately US$ 108.8 million, as shown in the 2016 Accounts, will be added to the Company’s retained earnings reserve. There will thus be no distribution payable to shareholders as a result of the adoption of the 2016 Accounts.

Please note that the Company’s financial statements filed with the SEC, which are prepared in accordance with U.S. GAAP, may differ, potentially materially, from the accounting principles used in preparing the 2016 Accounts in accordance with IFRS that you are being asked to adopt at the AGM.

EXPLANATION OF ITEM 9 ON THE AGENDA FOR THE ANNUAL GENERAL MEETING (DISCHARGE OF DIRECTORS THROUGH DECEMBER 31, 2016)

Under Dutch law, at the Annual General Meeting shareholders may discharge the members of our Board of Directors from liability in respect of the exercise of their duties during the year 2016.

Accordingly, it is proposed that shareholders resolve at the AGM to discharge the members of our Board of Directors from liability in respect of the exercise of their duties during the year ended December 31, 2016.

The discharge proposed to be granted to all members of the Board of Directors is in accordance with the provisions of Dutch law, is without prejudice to the provisions of the laws of The Netherlands relating to bankruptcy and does not extend to matters not disclosed to all shareholders.

EXPLANATION OF ITEM 10 ON THE AGENDA FOR THE ANNUAL GENERAL MEETING (FURTHER DISCHARGE OF DIRECTORS AS OF THE ACCEPTANCE TIME)

Discharge of Directors through the AGM Date

In addition to the discharge granted to directors in respect of the exercise of their duties during the year 2016 (see the discussion above of Item 9 on the AGM Agenda), the Company is, in connection with the Offer, requesting shareholders at the AGM to adopt a resolution granting further discharge to the directors of the Company, effective as of the Acceptance Time, for liability in respect of the exercise of their duties through the date on which the Annual General Meeting is held.

This discharge proposed to be granted to all members of the Board of Directors is in accordance with the provisions of Dutch law, is without prejudice to the provisions of the laws of The Netherlands relating to bankruptcy and does not extend to matters not disclosed to all shareholders. This discharge is also without prejudice to, and does not limit in any way, any discharge previously granted to the directors of the Company, or to the members of the former (prior to the IPO) Supervisory Board of the Company, or any discharge which is granted, or will be granted, to the directors of the Company at the AGM (see the discussion above of Item 9 on the AGM Agenda) or any subsequent general meeting of shareholders of the Company (see “Future Discharge of Directors” below).

Future Discharge of Directors

The Purchaser has undertaken in the Purchase Agreement that it will, at the first annual or extraordinary general meeting of shareholders of the Company held after the Offer Closing, cause the adoption by the general meeting of shareholders of the Company of a resolution providing full and final discharge to the Resigning Directors (see the discussion of Item 12 on the AGM Agenda) for the performance of their duties. In addition, the Purchaser has undertaken that the Company will, at the first annual or extraordinary general meeting of shareholders held after the resignation of an Independent Director from the Company’s Board of Directors (see the discussion above of Item 1 on the AGM Agenda, “Summary of Key Terms of the Offer and the

Purchase Agreement — The Purchase Agreement and the Offer — Composition of the Board of Directors after the Offer Closing”), cause the adoption by the general meeting of shareholders of the Company of a resolution granting full and final discharge to the resigning Independent Director for the performance of his duties. All such resolutions for the full and final discharge of the Resigning Directors and the Independent Directors will be subject to the general limitations of Dutch law, as discussed above under “Discharge of Directors through the AGM Date.”

Further Undertakings by Intel and the Purchaser

Intel and the Purchaser have undertaken for the benefit of the Company’s directors in the Purchase Agreement that, regardless of the scope of discharge granted to directors at the AGM or any subsequent general meeting of shareholders, neither Intel nor the Purchaser, nor any of their successors and assigns, may, if they become a shareholder of the Company, assert any claim against any director for liability (i) based on acts or omissions disclosed in the Purchase Agreement, in certain related Company disclosures made on a confidential basis to Intel and the Purchaser upon signature of the Purchase Agreement, or in the Company’s SEC filings through the date of the Purchase Agreement (other than any forward-looking disclosures contained in such SEC filings) or (ii) any acts or omissions of directors prior to the Offer Closing (or, in the case of the Independent Directors, after the Offer Closing), that are required to be taken under the Purchase Agreement.

EXPLANATION OF ITEM 11 ON THE AGENDA FOR THE ANNUAL GENERAL MEETING (RE-ELECTION OF TOMASO POGGIO, ELI BARKAT AND JUDITH RICHTER AS NON-EXECUTIVE DIRECTORS)

Background

The Company proposes the re-election of Tomaso Poggio, Eli Barkat and Judith Richter as non-executive directors of the Company, to serve for a three-year term ending at the close of the annual general meeting of shareholders of the Company to be held in the year 2020.

The Company’s executive directors, who are currently the Company’s Founders Professor Amnon Shashua and Mr. Ziv Aviram, are responsible for the day-to-day management of the Company, in accordance with the policies adopted from time to time by the Board of Directors as a whole. The executive directors must comply with any specific instructions given to them by the Board of Directors as a whole.

Our non-executive directors supervise the conduct of our business by our executive directors and provide general advice to our executive directors. Our non-executive directors are not involved in the Company’s day-to-day management except in relation to those matters specifically assigned to the non-executive directors or the Board of Directors as a whole pursuant to Dutch law, the Articles or the Company’s corporate governance guidelines.

Only the executive directors are authorized to represent the Company by signing contracts or entering into other dealings with third parties.

Biographical information concerning Tomaso Poggio, Eli Barkat and Judith Richter is set forth below.

Each of Messrs. Poggio and Barkat, and Dr. Richter, will resign from the Board of Directors effective as of the Offer Closing.

Director Biographies

Tomaso A. Poggio was elected to our board of directors as a non-executive director effective in July 2014, immediately prior to our IPO. Since 2013, Professor Poggio has been Director of the Center for Brains, Minds, and Machines at the Massachusetts Institute of Technology (“MIT”). Since 1982, Professor Poggio has been a professor at MIT in the Department of Brain & Cognitive Sciences, Computer Science & Artificial Intelligence Laboratory and since 2000 also in the McGovern Institute for Brain Research. A former Corporate Fellow of Thinking Machines Corporation, Professor Poggio was a director of PHZ Capital Partners, Inc. and was involved in starting, or investing in, several other high-tech companies, including Arris Pharmaceutical Corp., DigitalPersona, Inc. and DeepMind. Professor Poggio holds a Ph.D in Theoretical Physics from the University of Genoa.

Eli Barkat was elected to our board of directors as a non-executive director effective July 2014, immediately prior to our IPO. In 1988, Mr. Barkat co-founded BRM Group (formerly BRM Technologies), which is a private investment fund that invests in high-tech and financial markets. Mr. Barkat serves as Chairman of BRM Group, Chairman of MEITAV-DS Investments, Ltd. and as a director of GigaSpaces Technologies Playscape, Logdog and Nsof. Mr. Barkat holds a B.Sc. in Computer Science and Mathematics from the Hebrew University.

Judith Richter was elected to our board of directors as a non-executive director effective in July 2014, immediately prior to our IPO. In 1993, Dr. Richter founded Medinol Ltd., a global medical device company based in Israel, and since then has served as Medinol Ltd.’s Chief Executive Officer. In 1992, Dr. Richter founded Medcon Ltd., a global provider of web-based cardiac imaging and information management, and served as its Chief Executive Officer through 1993, and then as a member of its board of directors. From 1994 to 2000, Dr. Richter served on the board of directors of Bezeq Ltd., Israel’s leading telecommunications company. During this period, Dr. Richter also served on the board of directors of Emital, an international subsidiary of Bezeq Ltd. in Hungary. Dr. Richter has been a member of the Executive Committee of the Hebrew University in Jerusalem since 2006. Dr. Richter was also a faculty member at Tel-Aviv University’s Graduate School of Business Administration from 1984 to 1993. Dr. Richter holds a Ph.D in Organizational Psychology from Boston University and an M.A. from the Hebrew University in Jerusalem.

EXPLANATION OF ITEM 12 ON THE AGENDA FOR THE ANNUAL GENERAL MEETING (ELECTION OF NEW DIRECTORS, EFFECTIVE AS OF THE OFFER CLOSING, TO REPLACE THE RESIGNING DIRECTORS)

Background

The Resigning Directors (Amnon Shashua, Ziv Aviram, Tomaso A. Poggio, Eli Barkat and Judith Richter) will resign from the Company’s Board of Directors, effective as of the Offer Closing.

Eyal Desheh and Peter Seth Neustadter will continue to serve on the Board of Directors as Independent Directors. See the discussion above under Item 1, “Summary of Key Terms of the Offer and the Purchase Agreement — The Purchase Agreement and the Offer — Composition of the Board of Directors after the Offer Closing.”

Intel and the Purchaser have proposed the election by shareholders, pursuant to the Governance Resolution to be adopted at the AGM, of the nominees listed below to the Board of Directors, as a replacement for the Resigning Directors, effective as of the Offer Closing. The Nominating and Corporate Governance Committee of the Board of Directors has subsequently after due consideration concurred in such nomination by Intel and the Purchaser. The Board of Directors recommends the election of the following persons (the “Post-Offer Closing Directors”) to the Board of Directors, effective as of the Offer Closing, to replace the Resigning Directors:

•	To serve for a one-year term ending at the close of the annual general meeting of shareholders of the Company to be held in the year 2018:

Tiffany D. Silva

David J. Miles

If Ms. Silva and Mr. Miles become directors in the year 2018, they will serve for a two-year term ending at the close of the annual general meeting of shareholders of the Company to be held in the year 2020.

•	To serve for a three-year term ending at the close of the annual general meeting of shareholders of the Company to be held in the third calendar year following the calendar year during which such individuals become directors of the Company:

Nicholas J. Hudson

Mark L. Legaspi

Gary Kershaw

The Rules and Regulation of the Board of Directors of the Company currently provide, consistent with the requirements of the Dutch Governance Code, that a majority of the Company’s non-executive directors must consist of independent directors. This will no longer be the case after the election, effective as of the Offer Closing, of the Post-Offer Closing Directors to the Board. It is anticipated that Intel and the Purchaser will, after the Offer Closing, cause the Rules and Regulations of the Board of Directors to be amended to remove the requirement that a majority of the non-executive directors must be independent directors.

Of the Post-Offer Closing Directors Tiffany D. Silva and David J. Miles will serve as executive directors of the Company and Nicholas J. Hudson, Mark L. Legaspi and Gary Kershaw will serve as non-executive directors of the Company.

Biographical information concerning the Post-Offer Closing Directors is set forth below.

Effect of Non-Adoption of the Governance Resolution

If the Governance Resolution, electing the Post-Offer Closing Directors to serve on the Company’s Board of Directors effective as of the Offer Closing, is not adopted by shareholders at the AGM or a Subsequent EGM, the Purchaser will not be legally obligated to purchase any Shares tendered to it in the Offer, and the Offer Closing will not occur. See the discussion above of Item 1 on the AGM Agenda, “Summary of Key Terms of the Offer and the Purchase Agreement —The Purchase Agreement and the Offer — Conditions of the Offer.”

Biographies of the Post-Offer Closing Directors

Tiffany D. Silva has served as in-house counsel to Intel since 1999 and is an officer and director of numerous subsidiaries of Intel. Prior to joining Intel, Ms. Silva was an attorney at Gibson, Dunn & Crutcher LLP.

David J. Miles has served as Intel’s EMEA Tax Director since April 2016 and has held various management roles in Intel’s Tax organization. Mr. Miles joined Intel in September 2005.

Nicholas J. Hudson has served as Intel’s EMEA Director of Finance since February 2014 and is an officer and director of numerous subsidiaries of Intel. Mr. Hudson joined Intel in 1993 straight from public practice, where he obtained his Chartered Accountant qualification.

Mark L. Legaspi has served as in-house counsel to Intel’s Strategic Transactions Group and Intel Capital since 2012. Prior to joining Intel, Mr. Legaspi was a Vice President and Counsel for The Blackstone Group, after working for several years in private practice at Proskauer Rose LLP.

Gary Kershaw has served as a Vice President of Intel since 2012 and as an Assistant Treasurer of Intel since 1999. Mr. Kershaw joined Intel in 1987 and has held various management roles in Intel’s Finance organization.

EXPLANATION OF ITEM 13 ON THE AGENDA FOR THE ANNUAL GENERAL MEETING (APPROVAL OF COMPENSATION OF INDEPENDENT DIRECTORS)

Under the Articles the general meeting of shareholders is required to approve the compensation of the Company’s non-executive directors. Shareholders are now being requested to approve the following compensation of the Independent Directors, after the Offer Closing:

Each Independent Director would after the Offer Closing be entitled to compensation of US$ 100,000 on an annual basis, with a quarterly payment of US$ 25,000 being due to each Independent Director beginning on the first business day of the first calendar quarter following the Offer Closing and on the first business day of each subsequent calendar quarter during which the relevant Independent Director continues to serve on the Board of Directors. The Independent Directors would be entitled to receive compensation as follows for the calendar quarter which includes the date on which the Offer Closing (the “Offer Closing Date”) occurs:

•	a prorated portion of the Annual Directors’ Fee of US$ 12,500 normally payable in respect of such calendar quarter (see the discussion of Item 7 on the AGM Agenda, “Disclosures Relating to Director Compensation for the Year 2016 – Director Compensation During the Year 2016”), for the period through the Offer Closing Date; and

•	for the period beginning on the Offer Closing Date, a prorated portion of the US$ 25,000 fee payable to the Independent Directors after the Offer Closing.

Any advance payment of Annual Directors’ Fees received by the relevant Independent Directors in respect of the calendar quarter which includes the Offer Closing Date would be credited against the total payment due by the Company in respect of such calendar quarter, with the full amount of such payment (after taking into account the foregoing deduction) being due to the Independent Directors on the Offer Closing Date.

EXPLANATION OF ITEM 14 ON THE AGENDA FOR THE ANNUAL GENERAL MEETING (GRANT OF AUTHORITY TO REPURCHASE SHARES)

Under Dutch law and the Articles, the Board of Directors may, subject to compliance with certain Dutch statutory provisions, be authorized to cause the Company to repurchase the Company’s shares in an amount, at prices and in the manner authorized by the general meeting of shareholders. Such authorization may continue for a maximum period of 18 months, and may be given on a rolling basis.

The Company believes that the Company would benefit by granting authority to the Board of Directors to repurchase the Company’s shares. For example, to the extent the Board believes that the Company’s shares may be undervalued at the market levels at which they are then trading, repurchases of shares may offer the possibility of strengthening the value of the Company’s shares. Such shares could be used for any valid corporate purpose, including use under the Company’s compensation plans, sale in connection with the exercise of outstanding options or for acquisitions, mergers or similar transactions. The reduction in the Company’s issued capital resulting from any repurchases will increase the proportionate interest of the remaining shareholders in the Company’s net worth and whatever future profits the Company may earn. The number of shares repurchased, if any, and the timing and manner of any repurchases would be determined by the Board of Directors, in light of prevailing market conditions, the Company’s available resources and other factors that cannot now be predicted. The number of shares held by the Company and its subsidiaries may generally, for as long as the Company continues to be an N.V. and is not converted into a B.V. (see the discussion above of Items 4, 5 and 6 on the AGM Agenda), never exceed 50% of the total number of the Company’s issued and outstanding shares.

In order to provide the Company with sufficient flexibility to repurchase its shares without calling a special shareholders meeting for each separate repurchase, the Company proposes that shareholders grant authority to the Board for the repurchase of up to 10% of the Company’s issued share capital on the open market, or through privately negotiated repurchases or in self-tender offers, for a price per share not less than the nominal value of a share and not greater than 110% of the most recent available (as of the time of repurchase) price of a share on any securities exchange on which the Company’s shares are listed or quoted at the time of repurchase.

If at the time of repurchase the Company’s shares are not listed or quoted on any securities exchange, the maximum price payable by the Company for the repurchase of shares could not exceed 110% of the fair market value of the Company’s shares at the time of repurchase, as determined by the Board of Directors acting in good faith. The foregoing will be applicable after the Offer Closing, once the Shares have been delisted from the NYSE, if Intel and the Purchaser do not cause the Company to be converted from an N.V. to a B.V. following the Offer Closing.

See the discussion of Item 5 on the AGM Agenda, “Proposed Amendments to the Articles – Other Amendments to the Articles,” paragraphs (6), (7) and (9), for a description of the provisions of the Articles relating to the repurchase of the Company’s own shares that would be in place following the conversion by the Company from an N.V. to a B.V.

The Purchaser has indicated that repurchase of Shares may constitute one of the forms of Post-Offer Reorganization that the Purchaser and Intel may cause the Company to effect after the Offer Closing. See the discussion of Item 1 on the AGM Agenda, “Summary of Key Terms of the Offer and the Purchase Agreement — The Purchase Agreement and the Offer — Post-Offer Reorganization” and “— Alternative Post-Closing Restructurings.” Repurchase of Shares after the Offer Closing may require approval of the Independent Directors, if such repurchase would be deemed to be an Independent Director Approval Transaction, as described under the discussion above of Item 1 on the AGM Agenda, “Summary of Key Terms of the Offer and the Purchase Agreement — The Purchase Agreement and the Offer — Composition of the Board of Directors after the Offer Closing.”

The authority to repurchase Shares would in principle extend for 18 months from the date of the Annual General Meeting, until December 13, 2018. However, after conversion of the Company from a N.V. to a B.V., no prior authorization of the general meeting of shareholders will be required for the repurchase of shares by the Company, and the Board of Directors will be authorized to repurchase the Company’s shares, at any time, without any prior approval of the general meeting of shareholders. See the discussion above of Item 5 on the AGM Agenda, “Proposed Amendments to the Articles – Other Amendments to the Articles,” paragraph (6).

The grant of authority to repurchase shares will, if approved by shareholders, supersede and replace all previous grants of authority to repurchase shares by the general meeting of shareholders to the Board of Directors.

EXPLANATION OF ITEM 15 ON THE AGENDA FOR THE ANNUAL GENERAL MEETING (APPOINTMENT OF PWC AS AUDITORS OF THE COMPANY’S 2017 STATUTORY ACCOUNTS)

The Audit Committee of the Company’s Board of Directors has recommended that PWC be appointed as our independent registered public accounting firm to audit the Company’s Dutch statutory accounts prepared in accordance with IFRS for the year ending December 31, 2017. PWC has acted as the Company’s independent registered public accounting firm for the purpose of auditing all of the Company’s statutory accounts prepared in accordance with IFRS, beginning with the Company’s statutory accounts for the year ended December 31, 2011.

Representatives of PWC are expected to be present at the Annual General Meeting. They will have an opportunity to make a statement, if they desire, and are expected to be available to respond to appropriate questions.

After the Offer Closing the Purchaser may cause a new auditor of the Company’s Dutch statutory accounts to be appointed for the years ending December 31, 2018 and thereafter.

EXPLANATION OF ITEM 16 ON THE AGENDA FOR THE ANNUAL GENERAL MEETING (DISCUSSION OF DIVIDEND POLICY)

Under the Dutch Governance Code, we are required to provide shareholders with an opportunity at the Annual General Meeting to discuss our dividend policy and any major changes in that policy. Shareholders will not be entitled to adopt a binding resolution determining our future dividend policy.

We have never paid or declared any dividends on our Shares. Moreover, even if future operations were to lead to significant levels of profits that would allow us to pay dividends, we currently intend to retain all available funds for reinvestment in our business. Any decision to declare and pay dividends in the future will be made at the discretion of our general meeting of shareholders, acting pursuant to a proposal by our Board of Directors, and will depend on, among other things, our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors and general meeting of shareholders may deem relevant.

We are unable to predict the dividend policy that may be put in place by Intel and the Purchaser after the Offer Closing. However, it should be noted that certain of the Alternative Post-Closing Restructurings contemplated by the Purchase Agreement may involve the making of distributions on the Shares after the Offer Closing. See the discussion above of Item 1 on the AGM Agenda, “Summary of Key Terms of the Offer and the Purchase Agreement — The Purchase Agreement and the Offer — Post-Offer Reorganization” and “— Alternative Post-Closing Restructurings.” In addition, if the Asset Sale, Liquidation and Second Step Distribution occur after the Offer Closing, the Company will in any event, after the Liquidation has become effective, make the Second Step Distribution to shareholders. See the discussion above of Items 2 and 3 on the AGM Agenda.

If the Company is converted from an N.V. to a B.V. after the Offer Closing (see the discussion above of Items 4, 5 and 6 on the AGM Agenda), the provisions of the Articles and of Dutch law applicable to the payment of distributions to shareholders by the Company will be different from those that are currently in effect. See the discussion above of Item 5 on the AGM Agenda, “Proposed Amendments to the Articles – Other Amendments to the Articles,” paragraph (14).

ANNEX 1

FORM OF ASSET SALE AGREEMENT

EXHIBIT A

ASSET SALE AGREEMENT

dated as of

[●]

by and between

CYCLOPS HOLDINGS, LLC

and

MOBILEYE N.V.

[NOTE: The final draft should reflect the information on the Business (particularly information on the Business set out in the Schedules) as at the date of the Purchase Agreement, but the final Asset Sale Agreement to be entered into between the parties after the Offer, if applicable, shall be updated until signing of the Asset Sale Agreement with all relevant additional information as appropriate.]

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THIS ASSET SALE AGREEMENT (the “Agreement”) is made on [●], 201[●]

BETWEEN:

(1)	Cyclops Holdings, LLC, a Delaware limited liability company (“Buyer”); and

(2)	Mobileye N.V., a public limited liability company (naamloze vennootschap) organized under the Laws of The Netherlands (the “Company”)

(together the “Parties” and each also a “Party”).

BACKGROUND:

(A)	The Company, Cyclops Holdings, Inc. (which was converted from a Delaware corporation into Buyer, a Delaware limited liability company, on April 4, 2017) and Intel Corporation, a Delaware corporation, entered into that certain purchase agreement, dated March 12, 2017 (the “Purchase Agreement”). Pursuant to the Purchase Agreement, Buyer has made a recommended public offer (the “Offer”) in cash for all the Shares in exchange for an amount in cash equal to USD Sixty-Three Dollars and Fifty-Four Cents ($63.54) per Share, without interest (the “Offer Consideration”).

(B)	Pursuant to Section 2.04(a) of the Purchase Agreement and subject to the terms and conditions set out therein, (i) the Company Board has convened the EGM or a Subsequent EGM at which the Company’s shareholders (the “Shareholders”) resolved to adopt the Pre-Wired Asset Sale Resolutions (as defined in the Purchase Agreement) in relation to the Transaction (as defined below) and (ii) the Company Board has adopted a resolution to transfer the Business to Buyer or one of Buyer’s Affiliates, if the Asset Sale Threshold is met.

(C)	Buyer has notified the Company that it desires to acquire the Business.

(D)	By and subject to this Agreement, the Company wishes to sell and assign and/or transfer (as the case may be) and Buyer wishes to purchase and accept or assume (as the case may be) the Business (the “Asset Sale”) on the terms and subject to the conditions set out in this Agreement (the Asset Sale together with the Liquidation, Second Step Distribution and the other transactions contemplated by this Agreement, the “Transaction”).

(E)	The Offer has been commenced, accepted for payment and closed and paid in accordance with the terms and conditions of the Purchase Agreement.

(F)	The Subsequent Offering Period has been completed, allowing Shareholders another cash exit at the Offer Consideration.

(G)	Prior to the expiration of the Subsequent Offering Period, Buyer has publicly announced its intention to implement the Asset Sale and the Second Step Distribution and Liquidation.

(H)	Buyer has extended the Subsequent Offering Period in accordance with Section 2.01(f) of the Purchase Agreement to permit any remaining Minority Shareholders to tender their Shares in exchange for the Offer Consideration in the Minority Exit Offering Period.

(I)	Buyer and the Company have agreed that following completion of the Asset Sale, the Liquidation will become effective and result in the Second Step Distribution.

(J)	Taking into consideration that:

(a)	the Pre-Wired Asset Sale Resolutions have been approved by the EGM or a Subsequent EGM in accordance with Section 2.04 of the Purchase Agreement;

(b)	the Closing has occurred and the Subsequent Offering Period and the Minority Exit Offering Period have been completed;

(c)	the number of Shares validly tendered in accordance with the terms of the Offer (including in the Subsequent Offering Period and the Minority Exit Offering Period) and not properly withdrawn, together with the Shares owned by Buyer or any of its Affiliates, on the date of this Agreement is at or above the Asset Sale Threshold; and

(d)	Buyer has requested the Company to execute and implement the Asset Sale as contemplated in this Agreement and in accordance with Section 2.07(b) of the Purchase Agreement,

the Parties wish to enter into this Agreement and will, upon the terms and subject to the conditions of this Agreement, effect (i) the Asset Sale and (ii) the subsequent Liquidation resulting in the Second Step Distribution.

(K)	The Parties wish to set forth in this Agreement their respective rights and obligations in respect of the Transaction.

(L)	The Parties are entering into this transaction as a “second-step” transaction following the successful completion of the Offer under the Purchase Agreement (similar to a statutory merger in other jurisdictions) for the purpose of business integration while simultaneously providing Minority Shareholders (as hereinafter defined) the opportunity to exit from the Company for the same per Share cash consideration that the Buyer has paid to the other Shareholders in the Offer.

IT IS AGREED as follows:

Article 1

Interpretation

Section 1.1      In addition to terms defined elsewhere in this Agreement, the definitions and other provisions in Schedule 8 (Interpretation) apply throughout this Agreement unless a different intention clearly appears. Capitalized terms not defined in this Agreement or in

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Schedule 8 (Interpretation) shall have the meaning given to such terms in the Purchase Agreement.

Section 1.2      In this Agreement, unless a different intention clearly appears, a reference to a Clause, Subclause or Schedule is a reference to a clause, subclause or schedule of this Agreement. The Schedules are part of this Agreement.

Section 1.3      The headings used in this Agreement shall not affect its interpretation.

Article 2

Sale and Purchase

Section 2.1    Subject to the provisions of this Agreement, the Company hereby sells and agrees to assign and/or transfer (as the case may be) to Buyer at Completion and Buyer hereby purchases and agrees to accept and/or assume (as the case may be) at Completion, the Business, with a view to Buyer carrying on the Business from Completion as a going concern in succession to the Company.

Section 2.2      At Completion, all Assets, properties, Liabilities and Contracts directly or indirectly used or required in connection with, or otherwise related to, the Business will be transferred or assigned (as the case may be) to Buyer.

Section 2.3      Subject to the Completion Conditions being satisfied or waived (in whole or in part) in accordance with Section 4.1 and subject to the provisions of this Agreement, at Completion the economic benefit and risk of the Business will pass to Buyer, without any carve-outs or exceptions (other than expressly provided for in this Agreement).

Article 3

Purchase Price

Section 3.1      The Parties agree that the value of the Business is an amount equal to the product of (i) the Offer Consideration multiplied by (ii) the total number of Shares issued and outstanding immediately prior to Completion, which shall be payable on Completion as follows:

(a)       Of this value, an amount (the “Cash Purchase Amount”) equal to the product of (x) the Offer Consideration multiplied by (y) the total number of Shares held beneficially or of record by Shareholders other than Buyer or any of its Affiliates (the “Minority Shareholders”) shall be paid at Completion in cash in accordance with Section 3.2; provided that at the discretion of Buyer, Buyer’s obligation to pay the Cash Purchase Amount to the Company may be set off against the Company’s obligation to pay and deliver to Buyer, as part of the transfer of the Business, the unrestricted cash available to the Company as set out in the Company’s balance sheet immediately prior to Completion to the extent such cash would otherwise be freely distributable pursuant to the Second Step Distribution by the Company (the “Company Net Cash Amount”); and

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(b)       In view of the intragroup (except for the participation of the Minority Shareholders) nature of the transfer of the Business to the Buyer and in order to avoid a futile “cash round” payment at Completion from a bank account of the Buyer to (ultimately) the same bank account following the Liquidation, the remainder of the value of the Business will remain outstanding by Buyer to the Company at Completion, and will on that same day be satisfied by setoff (verrekening) against the Liquidation entitlement of the Buyer in the same amount, due by the Company to Buyer at Completion.

Section 3.2      Payment of Cash Purchase Amount.

(a)       Buyer shall pay, at Completion, the Cash Purchase Amount minus that portion of the Company Net Cash Amount that is set off against the Cash Purchase Amount (the “Net Cash Deduction”) by wire transfer of immediately available funds to the bank account of the Settlement Agent designated in writing by the Company to Buyer at least four (4) Business Days prior to Completion (the “Settlement Agent Account”), for distribution to the Minority Shareholders on behalf of the Company as set forth in this Agreement.

(b)       The Company shall pay, at Completion, the amount of the Net Cash Deduction by wire transfer of immediately available funds to the Settlement Agent Account, for distribution to the Minority Shareholders as set forth in this Agreement.

Section 3.3      That portion of the Company Net Cash Amount that is not set off against the Cash Purchase Amount and thus not transferred to the Settlement Agent Account at Completion as set forth in Section 3.2(b) (such portion of the Company Net Cash Amount being referred to herein as the “Company Excess Cash at Completion” and the Company Excess Cash at Completion together with any cash held by the Company after Completion, being referred to herein as the “Company Excess Cash”) shall be transferred to Buyer as part of the transfer of the Business pursuant to this Agreement.

Section 3.4      The Company shall inform Buyer of the amount of the Cash Purchase Amount and the amount of the Net Cash Deduction no later than two (2) Business Days prior to the anticipated day of Completion.

Section 3.5      Buyer shall procure that the Cash Purchase Amount shall be sufficient to pay to the Minority Shareholders, by way of the Second Step Distribution, an amount equal to the Offer Consideration for each issued and outstanding Share held by the Minority Shareholders at Completion, without interest and after deduction of dividend withholding or other Tax if and to the extent so required by applicable Law (which Tax shall be paid out of the Cash Purchase Amount, without increasing the Cash Purchase Amount, pursuant to Section 18.2.)

Section 3.6      Notwithstanding anything to the contrary in this Agreement, Buyer (including any third-party paying agent) shall be entitled to deduct and withhold from any payment of the Cash Purchase Amount otherwise payable under this Agreement, and from any other payments otherwise required pursuant to this Agreement, such amounts as Buyer shall determine that it is required to deduct and withhold with respect to any such deliveries and payments under applicable Law, taking into account any available reductions or eliminations of withholding that may have been validly claimed under applicable Law. To the extent that such

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amounts are so withheld and timely paid to the appropriate Tax Authority by Buyer or its agent, as the case may be, they shall be treated for all purposes of this Agreement as having been delivered and paid to the Person in respect of which such deduction and withholding was made.

Article 4

Conditions to Completion

Section 4.1      Completion of the sale and purchase of the Business and the subsequent Liquidation is conditional on the following conditions (the “Completion Conditions”) being satisfied or waived (either in whole or in part) in accordance with Section 4.2 on or before the date of Completion:

(a)       no Legal Restraint (as defined in the Purchase Agreement) shall be in effect that prohibits, renders illegal or enjoins the Completion; and

(b)       the Pre-Wired Asset Sale Ruling and any other Israeli Tax ruling that may be required in connection with the transactions contemplated hereby shall have been obtained and remain in full force and effect as of the date of Completion.

Section 4.2    The Completion Conditions are for the benefit of both the Company and Buyer and may not be waived (either in whole or in part) without the prior written consent of both the Company (including the consent of the Independent Directors) and Buyer.

Section 4.3    Each Party will ensure that it duly and timely informs the other Party of all relevant developments regarding the fulfilment of the Completion Conditions.

Article 5

Completion

Section 5.1      Completion shall take place at the offices of Houthoff Buruma at Gustav Mahlerplein 50, 1082 MA Amsterdam, the Netherlands, at 12:00 a.m. (Amsterdam time) on the third (3rd) Business Day after execution of this Agreement or at such other time and on such other date (subject to prior satisfaction or waiver of the Completion Conditions as set forth in Section 4.2) as the Company and Buyer may agree.

Section 5.2      If the Completion Conditions are not satisfied or, where permitted, waived in writing by the Parties as contemplated hereby, on the date that Completion is envisaged to take place pursuant to Section 5.1, Completion will take place on the third (3rd) Business Day after the date on which the Completion Conditions are satisfied or, where permitted, waived in writing by the Parties as contemplated hereby.

Section 5.3      At Completion each Party shall do, or procure to be done, those things respectively listed in relation to it or its Group in Schedule 1 (Completion).

Section 5.4      None of the Parties shall be obliged to complete the sale and purchase of the Business unless all material things set out in this Article 5 and in paragraphs 1 through

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4(d)(A) of Schedule 1 (Completion) have been done on or prior to Completion. This Section 5.4 shall not, however, prejudice any rights or remedies available to any Party in respect of any default on the part of the other Party.

Article 6

Tax

Subject to Completion occurring, the provisions of Schedule 2 (Tax Matters) will apply.

Article 7

Contracts

Section 7.1      Subject to the provisions of this Article 7, the Company shall assign and/or transfer (as the case may be) to Buyer at Completion, and Buyer shall accept or assume (as the case may be) at Completion, all of the present and future rights and benefits of the Company under the Contracts, including those as listed in Schedule 3 (Contracts), and the corresponding obligations specifically referred to therein, by way of transfer of contract in accordance with Article 6:159 of the DCC, or the equivalent thereof under the relevant Law governing such Contract, and Buyer shall indemnify and hold harmless the Company against any and all Liabilities, costs, claims and damages arising from such Contracts.

Section 7.2      The Parties will inform the counterparties to the Contracts (the “Counterparties” and each a “Counterparty”) of the sale by the Company of the Business.

Section 7.3      The Company shall promptly refer to Buyer all inquiries relating to the Business, and assign to Buyer all orders relating to the Business, which the Company may receive after Completion.

Section 7.4      The obligations of the Company under this Article 7 shall in any event end upon the end of the Liquidation, i.e. the date of the definitive striking-off of the Company from the Trade Register pursuant to Section 2:19(4) or Section 2:19(6), as the case may be, of the DCC (the “Liquidation End Date”).

Section 7.5      The Parties acknowledge and agree that:

(a)       upon or concurrent with Completion, any and all of the Company’s rights and obligations under the Purchase Agreement will be assigned and transferred to Buyer and the relevant and still applicable continuing rights and obligations set out in the Purchase Agreement will continue in full force and effect after Completion in accordance with their terms; provided, that the Independent Directors (who will remain on the Company Board as provided for in the Purchase Agreement) will continue to have the right to effect the rights of the Company set out in the Purchase Agreement to the extent those rights remain relevant and applicable (including the right to effect enforcement of any rights of the Company);

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(b)       the Independent Directors (who will remain on the Company Board as provided for in the Purchase Agreement) will have the right to effect the enforcement of all rights of the Company under this Agreement; and

(c)       Buyer shall, and shall procure that its Affiliates (including the Company) shall, execute all such deeds, documents and assurances, and perform such acts and things reasonably required to ensure that the Parties and their representatives (if any) give effect to the provisions of this Section 7.5.

This Section 7.5 shall apply mutatis mutandis to any subsequent successor or assignee of Buyer.

Article 8

Financing and Guarantees

Section 8.1      Guarantees and Indemnities.  Buyer shall, with the reasonable assistance of the Company, use reasonable endeavours to procure that on or as soon as practicable after Completion, as from Completion:

(a)       the Company is released from the guarantees and indemnities given by it in respect of obligations of any Company Subsidiary, including but not limited to the guarantees listed in Schedule 4 (Guarantees) and, pending such release, Buyer shall indemnify the Company against all Liabilities under those guarantees and indemnities; and

(b)       the Company is released from any claims, Liabilities (whether contingent or not), contracts, commitments or arrangements with any Company Subsidiary, and Buyer shall indemnify the Company against all Liabilities the Company may incur in respect thereof.

Section 8.2      Set-Off.  Any payment obligations under this Article 8 shall, to the extent possible, be discharged by way of set-off (verrekening) and shall be made in accordance with Article 21.

Article 9

Transfer of Any Other Assets and Liabilities

Section 9.1      Transfer of Assets and Liabilities.  The Company shall assign and/or transfer (as the case may be) to Buyer at Completion, and Buyer shall accept or assume (as the case may be) at Completion, all other Assets, properties, Liabilities, obligations and Contracts related to the Business (including the Company’s Liabilities, if any, under the Indemnification Agreements) in accordance with applicable requirements under applicable Laws.

Section 9.2      Consent to Certain Assignments.

(a)       Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to transfer, assign or sublease any Asset if an

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attempted assignment thereof, without the consent of a third party, would constitute a breach or other contravention under any Contract or Law to which the Company or any of its Subsidiaries is a party or by which it is bound, or in any way adversely affect the rights of the Company or the Company Subsidiaries or, upon transfer, Buyer under such Asset. The Company and Buyer shall (acting together to the extent legally permissible) use their respective reasonable best efforts to obtain any consents or waivers required to assign to Buyer any Contract that requires the consent of a third party, without any conditions to such transfer or changes or modifications of terms thereunder. Buyer agrees that the Company and the Company Subsidiaries shall not have any liability to Buyer arising out of or relating to the failure to obtain any such consent that may be required in connection with the transactions contemplated by this Agreement or because of any circumstances resulting therefrom.

(b)       If any such consent is not obtained prior to Completion and as a result thereof Buyer may be prevented by the relevant third party from receiving the Asset intended to be transferred hereunder, or if any attempted transfer, assignment or sublease would adversely affect the rights of the Company or any of the Company Subsidiaries thereunder so that Buyer would not in fact receive all such rights or the Company or any of the Company Subsidiaries would forfeit or otherwise lose the benefit of rights that the Company or any of the Company Subsidiaries is entitled to retain, the Company and Buyer shall cooperate in any lawful and commercially reasonable arrangement, as the Company and Buyer shall agree, under which Buyer would, to the extent practicable, obtain the economic claims, rights and benefits of such Asset as applicable, and assume the economic burdens and obligations with respect thereto in accordance with this Agreement, including by subcontracting, sublicensing or subleasing to Buyer. The Company and the Company Subsidiaries shall promptly pay to Buyer when received all monies received by the Company and the Company Subsidiaries under any such Assets with respect to the period after Completion, and Buyer shall indemnify and promptly pay the Company or the relevant Indemnified Party, as the case may be, for all Liabilities of the Company and the Company Subsidiaries associated with such Assets with respect to the period after Completion.

Article 10

Wrong Box Assets

From time to time, the Parties shall review the composition of any Assets and Liabilities that remain with the Company (other than the Excluded Assets and Liabilities) with a view to transfer any such Asset or Liability (the “Wrong Box Assets”) to Buyer or a member of Buyer’s Group. So far as permitted by Law and subject to the receipt of all relevant regulatory approvals, any such Wrong Box Asset shall be promptly transferred for no further consideration to such member of Buyer’s Group as Buyer may specify and shall be managed for (beheerd worden voor) Buyer pending such transfer.

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Article 11

Amounts Received in Error

All amounts received by the Company after Completion in respect of the Business and which are not otherwise transferred to Buyer pursuant to this Agreement shall be paid by the Company to Buyer in accordance with Article 21 as soon as possible after they are received by the Company.

Article 12

Company’s Warranties

Section 12.1    The Company represents and warrants (garandeert) to Buyer that, on the date hereof and at Completion each of the following statements is true and accurate:

(a)       it has the requisite power and authority to enter into and perform this Agreement;

(b)       subject to the Completion Conditions being satisfied in accordance with Article 4, it has the right to sell and on Completion will have the right to transfer or assign (as the case may be) to Buyer full legal title to and beneficial interest (volledig economisch en juridische eigendom) in the Business on the terms and conditions set out in this Agreement;

(c)       its obligations under this Agreement constitute binding obligations in accordance with its terms; and

(d)       the execution and delivery of, and the performance by it of its obligations under, this Agreement:

(i)       will not result in a material breach of any provision of its articles of association; and

(ii)       will not result in a breach of any order, judgment or decree of any court or Governmental Authority to which it is a party or by which it is bound.

The representations and warranties of the Company set forth herein shall continue until Completion, and shall terminate and be of no further force or effect immediately thereafter.

Article 13

Buyer’s Warranties

Buyer represents and warrants (garandeert) to the Company that, on the date hereof and at Completion each of the following statements is true and accurate:

(a)       it has the requisite power and authority to enter into and perform this Agreement;

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(b)       its obligations under this Agreement constitute binding obligations in accordance with its terms;

(c)       the execution and delivery of, and the performance by it of its obligations under, this Agreement:

(i)       will not result in a material breach of any provision of its constitutional documents; and

(ii)       will not result in a breach of any order, judgment or decree of any court or Governmental Authority to which it is a party or by which it is bound; and

(d)       At Completion, Buyer will have available to it all funds necessary to pay the Cash Purchase Amount minus the amount of the Net Cash Deduction and to satisfy all of Buyer’s obligations under this Agreement.

Article 14

Breaches

Section 14.1    Without prejudice to the provisions of Article 12 relating to the limited survival of the Company’s Warranties hereunder, each Party undertakes to remedy any Breach by it which is capable of being remedied as soon as commercially reasonably possible following receipt of a written request with respect thereto by the other Party. In the situation described in the preceding sentence, the breaching Party shall not be required to pay to the other Party any damages, Liabilities, losses and costs incurred by that Party or any member of its Group as a result of a Breach, unless the breaching Party fails to perform its obligation to remedy such Breach in accordance with such sentence.

Section 14.2    The obligations of the Company under this Article 14 shall in no way reduce the Second Step Distribution.

Article 15

Buyer’s Indemnities

Section 15.1    Subject to the occurrence of Completion, Buyer hereby fully indemnifies, defends and holds harmless the Company against any present and future, actual or contingent, ascertained or unascertained or disputed, or other damages, Liabilities, obligations, losses, costs (including reasonable adviser fees) and fines (collectively “Losses”) arising, accruing or (to be) incurred by the Company arising directly or indirectly from the Transaction, including the Liquidation and/or Second Step Distribution, if applicable, and/or the Business (to the extent not already covered by a specific indemnity set out in this Agreement) and the Excluded Assets and Liabilities and any acts or omissions in connection with preparing, proposing or implementing the Transaction. Any Losses consisting of or in relation to Taxes shall be treated exclusively in accordance with Schedule 2 (Tax Matters).

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Section 15.2    Buyer hereby undertakes to indemnify and hold harmless by way of irrevocable third party stipulation for no consideration (onherroepelijk derdenbeding om niet), (i) the Liquidator and (ii) the current and future managing directors of the Liquidator (the persons under (i) and (ii), an “Indemnified Party”) against Losses arising, accruing or incurred by the persons under (i) or (ii) in that capacity arising directly from the Transaction or in relation to the Business, in each case:

(a)       excluding any Losses arising, accruing or incurred as a result of fraud (bedrog), willful misconduct (opzet) or gross negligence (grove schuld) by the Indemnified Parties, as finally established by a court decision or settlement agreement;

(b)       except to the extent covered by insurance and actually paid out pursuant to any insurance taken out for the benefit of the Indemnified Parties;

(c)       provided that Buyer will have sole control over any litigation relating to any Losses for which the Indemnified Party is seeking to be indemnified hereunder, including over any correspondence, negotiations and other communications with third parties that could potentially result in litigation, and provided that such person will not take any action that may prejudice or affect the position in litigation without Buyer’s prior written consent.

Section 15.3    Any Losses consisting of or in relation to Taxes shall be treated exclusively in accordance with Schedule 2 (Tax Matters).

Article 16

Third Party Claims

If a third party initiates a claim against the Company or an Indemnified Party, issues attachments (beslag) on Assets of the Company or otherwise takes actions against the Company or an Indemnified Party in respect of any claim which Buyer assumed or against which Buyer has agreed to indemnify the Company or an Indemnified Party hereunder, then Buyer will as from Completion assume the defense of and liability in respect of such claim and exclusively be responsible for the conduct of any appeal, dispute, compromise or defense of such claim, and at the first request of the Company or an Indemnified Party, procure as soon as possible that any such claims are withdrawn against the Company or an Indemnified Party, the attachment is lifted or the other actions are terminated, if reasonably necessary, by offering to provide adequate security referred to in Article 6:51 of the DCC and guarantees, whether by depositing cash or entering into other arrangements, provided the kind or type of security to be provided shall be at the reasonable discretion of Buyer.

Article 17

Covenants

Section 17.1    The Company covenants with Buyer that:

(a)       it will execute and do, or use its commercially reasonable efforts to procure to be executed and done by any other relevant party, as the case may be, all such deeds,

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documents, acts and things as Buyer may from time to time require in order to transfer the Business and/or any individual Asset and/or Contract to Buyer, or as otherwise may be necessary to give full effect to this Agreement; and

(b)       it will use its commercially reasonable efforts to procure the convening of all meetings, the giving of all waivers and consents and the passing of all resolutions as may be necessary to give effect to this Agreement.

Section 17.2    Buyer covenants with the Company that:

(a)       it shall retain for a period ending on the seventh anniversary of the Liquidation End Date, all books, records and other written information relating to the Business and, to the extent reasonably required by the Company or the members of the Company Board or, if applicable, the Liquidator, shall allow the Company, the Liquidator and their respective employees, representatives and advisers, as well as the present and former members of the Company Board, upon reasonable written notice, reasonable access during normal office hours to such books, records and other information, including the right to inspect and take copies to the extent required to satisfy bona fide legal obligations;

(b)       at Completion, it shall arrange for the steps and/or transactions or series of transactions specified by Article 18 and Schedule 1 to result in the payment of the Second Step Distribution into the Settlement Agent Account for the benefit of the then-existing Minority Shareholders.

Article 18

Liquidation

Section 18.1    Subject to Completion, the Company shall procure that the Liquidator shall at Completion resolve and arrange for, in accordance with Schedule 1 (Completion), the payment into the Settlement Agent Account for the benefit of the Minority Shareholders of an advance liquidation distribution within the meaning of Article 2:23b(6) of the DCC, which will ultimately result in payment to the Minority Shareholders of an amount per Share equal to the Offer Consideration payable in cash to the Minority Shareholders, consisting of the Cash Purchase Amount as provided for in Section 3.2 and Section 3.6, subject to Section 18.2; with such payment into the Settlement Agent Account to be made prior to the Liquidator filing a final accounting (rekening en verantwoording) and plan of distribution (plan van verdeling) with the Trade Register in accordance with Article 2:23b(4) of the DCC (such advance liquidation distribution: the “Second Step Distribution”). That portion of the Liquidation entitlement that would otherwise be payable to the Buyer in its capacity of shareholder of the Company will be satisfied by way of setoff against the obligation of the Buyer to pay for the value of the Business, as more fully set forth in Section 3.1.

Section 18.2    To the extent that the Second Step Distribution is subject to withholding or similar Taxes, the Company shall withhold the required amounts from the Second Step Distribution and remit such amounts as required by the relevant Tax Laws. The Parties acknowledge that banks may charge administrative costs to Shareholders in relation to the

12

transfer of the Second Step Distribution to their accounts by the Settlement Agent or otherwise, for which no compensation shall be paid to such Shareholders.

Section 18.3    Subject to Completion, the Liquidator shall also, as promptly as practicable following the Second Step Distribution and delisting of the Company, with the assistance of Buyer, wind up the Company’s affairs, satisfy (using funds to be supplied by Buyer) all valid claims of creditors and others having claims against the Company and effectuate the Liquidation, all in full compliance with applicable Laws.

Section 18.4    Subject to the occurrence of Completion, and in connection with the Liquidation (which will become effective on the date of Completion), Buyer shall (i) assist the Company and the Liquidator to effect the Liquidation and take all actions reasonably requested by the Company for such purpose, including by granting the Company and the Liquidator reasonable access to the Business and providing such other assistance as the Company or the Liquidator may reasonably request, (ii) assist the Liquidator and the Company to expeditiously effect the Second Step Distribution to be resolved, and paid into the Settlement Agent Account for the benefit of the Minority Shareholders, on the date of Completion and prior to the commencement of the opposition period related to the Liquidation, (iii) pay or discharge all outstanding debts, liabilities and claims that are assumed by Buyer under this Agreement, (iv) give, to the extent reasonably possible, certain statements and explanations to the Liquidator regarding (inter alia) Buyer’s financial position and Buyer’s obligations vis-à-vis the Company after Completion and (v) assist the Company and the Liquidator with any other reasonable requests and requirements. In addition, Buyer shall from time to time provide reasonably required comfort to the Liquidator on Buyer’s financial position.

Section 18.5    The Liquidator agrees with and acknowledges the steps and actions set out in this Article 18 and shall co-sign this Agreement in evidence thereof.

Section 18.6    In addition to, and without limitation of, the other indemnities and covenants of Buyer contained in this Agreement, Buyer will do any such things as reasonably necessary or appropriate, if any, to procure that neither the Company, nor the Liquidator (or any Person subsequently appointed as a liquidator of the Company) has any grounds to demand any refund or (re)payment of any part of the Second Step Distribution on any grounds whatsoever from the Minority Shareholders.

Article 19

Cost Arrangement and Reimbursement

Subject to Completion, Buyer shall pay all reasonable out-of-pocket costs and expenses for external legal advisers incurred by the Company, the Independent Directors and the Liquidator after consummation of the Offer and until completion of the Liquidation in connection with (i) the preparation, entering into and completion of the Liquidation including fees and expenses of the Liquidator and (ii) any and all legal proceedings against the Company, the Independent Directors and the Indemnified Parties relating to the structure and/or other terms and conditions and/or consummation of the Transaction (the “Liquidation Costs and Liabilities”). The Company Board or, if applicable, the Liquidator, or one or more of the Independent

13

Directors, may ask Buyer for one or more reasonable advance payments for such Liquidation Costs and Liabilities, which Buyer shall provide following such request. The Company Board or, if applicable, the Liquidator, shall account for the Liquidation Costs and Liabilities applicable to them. The provisions of this Article 19 constitute an irrevocable third party stipulation (onherroepelijk derdenbeding om niet) in favor of the Company, the Liquidator, the Indemnified Parties and the Independent Directors.

Article 20

Confidentiality

Section 20.1    Until Completion, each of the Parties shall, and shall cause its Subsidiaries to, keep confidential all information provided to it by or on behalf of the other Party (or its Affiliates) which relates to the other Party (or its Affiliates) and the Transaction in accordance with the terms of the Confidentiality Agreement.

Section 20.2    If after Completion the Company holds confidential information relating to the Business, the Company shall keep that information confidential and, to the extent reasonably practicable, shall return that information to Buyer or destroy it, in each case without retaining copies.

Article 21

Payments

Section 21.1    Unless otherwise agreed, any payments to be made under this Agreement or any related documents shall be made in USD by transfer of the relevant amount to the relevant account on or before the date the payment is due. The relevant account for a given payment is:

(a)       for any payment to be made to the Company:

bank:	[name and address]
sort code:	[●]
IBAN:	[●]
account name:	[●]

or such other account as the Company shall, not less than three (3) Business Days before the date on which payment is due, have specified by giving notice to Buyer;

(b)       for the payment of the Cash Purchase Amount, the Settlement Agent Account having the following details:
[DETAILS TO COME]

(c)       for any payment to be made to Buyer:

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bank:	[name and address]
sort code:	[●]
IBAN:	[●]
account name:	[●]

or such other account as Buyer shall, not less than three (3) Business Days before the date on which payment is due, have specified by giving notice to the Company.

Section 21.2    Save as otherwise specifically set out in this Agreement, if a Party defaults in making any payment when due of any sum payable under this Agreement, it shall pay interest on that sum from (and including) the date on which payment is due until (but excluding) the date of actual payment (after as well as before judgment) at the Dutch statutory interest rate.

Article 22

Termination

This Agreement may be terminated only by the written agreement of Buyer and the Company (including the Independent Directors). In the event of termination of this Agreement, this Agreement shall have no further effect with the exception of this Article 22 and Article 20 and Article 23, which provisions shall survive any termination of this Agreement. In such event, there shall be no liability on the part of any Party, except that termination of this Agreement shall not relieve either Party from any liability for any willful and material breach of its representations or warranties set forth in this Agreement or any breach of its obligations or agreements set forth in this Agreement.

Article 23

Miscellaneous

Section 23.1    Notices.  All notices, consents, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or sent via electronic mail, (b) on the first (1st) Business Day following the date of dispatch if sent by a nationally recognized overnight courier (providing proof of delivery) or (c) on the tenth (10th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid, in each case to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Buyer, to:

Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95054
Attention:	Steve Rodgers
General Counsel
Email:	Steve.R.Rodgers@intel.com

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with a copy to:

Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95054
Attention:	Susie Giordano
Vice President, Law and Policy Group
Managing Director, Intel Capital and Mergers and
Acquisitions Legal
Email:	Susie.Giordano@intel.com

with copies, which shall not constitute notice, to:

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, CA 94301
United States of America
Attention:	Kenton J. King
Email:	Kenton.King@skadden.com

and

Houthoff Buruma
Gustav Mahlerplein 50
1082 MA Amsterdam
The Netherlands
Attention:	Alexander J. Kaarls
Email:	A.Kaarls@houthoff.com

and

Yigal Arnon & Co.
1 Azrieli Center
Round Building
Tel Aviv 6702101
Israel
Attention:	Barak S. Platt
Email:	BarakP@arnon.co.il

if to the Company, to:

Mobileye Vision Technologies Ltd.
13 Hartom St.
Jerusalem 9777513
Israel
Attention:	Legal Department
Email:	legal@mobileye.com

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with a copy (which shall be required in order to constitute notice to the Company) to each of the Independent Directors for so long as they continue to serve on the Company Board, at their last known addresses as set forth in the records of the Company, or such subsequent addresses as they shall notify to Buyer in the manner specified in this Section 23.1;

and with copies, which shall not constitute notice, to:

Morrison & Foerster LLP
250 West 55th Street
New York, NY 10019
Attention:	James R. Tanenbaum
Email:	JTanenbaum@mofo.com

and

Van Campen Liem
J.J. Viottastraat 52
1071 JT Amsterdam
The Netherlands
Attention:	Thomas W. Mitchell
Email:	Tom.Mitchell@vancampenliem.com

and

Goldfarb Seligman & Co.
Ampa Tower
98 Yigal Alon Street
Tel Aviv 6789141
Israel
Attention:	Aaron M. Lampert
Email:	Aaron.Lampert@goldfarb.com

Section 23.2    Further Assurances.  If at any time either of the Parties reasonably believes that any further instruments, deeds, bills of sale, assignments or assurances are reasonably necessary or desirable to consummate the transactions contemplated by this Agreement or to carry out the purposes and intent of this Agreement, then, subject to the terms and conditions of this Agreement, the Company and Buyer shall execute and deliver all such proper deeds, powers of attorney, assignments, instruments and assurances and do all other things reasonably necessary or desirable to consummate the transactions contemplated by this Agreement and to carry out the purposes and intent of this Agreement.

Section 23.3    Assignment.

(a)       Buyer shall be entitled to nominate one or more members of Buyer’s Group to purchase all of the Business or different parts thereof, and Buyer shall be entitled to transfer and assign any or all of its rights and obligations under this Agreement to any such member of Buyer’s Group and the other parties hereto hereby consent in advance to such transfer

17

and assignment. Such nomination, transfer or assignment must be made in writing to the Company and can be made at any time up to two (2) Business Days prior to Completion. Upon such nomination, transfer or assignment, the Parties shall procure that any such person shall become a party to this Agreement by entering into the Deed of Adherence in the form as set out in Schedule 5 hereto (Deed of Adherence) and thereafter such Person shall be deemed to be a Buyer for the purpose of this Agreement. Buyer shall remain jointly and severally liable with the designated assignee, or assignees as the case may be, for the proper performance of any obligations assigned to the designated assignee under this Section 23.3(a).

(b)       Save for the assignment in accordance with Section 23.3(a), neither Party may assign any of its rights or transfer any of the obligations under this Agreement or any interest therein (including by means of statutory merger or demerger), without the prior written consent of the other Party.

Section 23.4    Non-Survival of Representations and Warranties; Survival of Certain Covenants and Agreements. The representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered pursuant to this Agreement shall not survive Completion. This Section 23.4 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after Completion or the termination of this Agreement.

Section 23.5    Expenses. Except as otherwise expressly provided in this Agreement (including Article 19), all direct and indirect costs and expenses incurred in connection with this Agreement shall be borne by the party incurring such expenses.

Section 23.6    Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Any such counterpart, to the extent delivered by Electronic Delivery, will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party hereto forever waives any such defense, except to the extent that such defense relates to lack of authenticity. This Agreement shall become effective when each Party hereto shall have received a counterpart of this Agreement signed by each of the other Parties hereto. Until and unless each Party hereto has received a counterpart of this Agreement signed by each of the other Parties hereto, this Agreement shall have no effect and no Party hereto shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 23.7    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any material way. Upon such a determination, the Parties shall

18

negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 23.8    Rights.  The rights of each Party under this Agreement (a) may be exercised as often as necessary and (b) are, unless this Agreement provides otherwise, cumulative and not exclusive of rights and remedies provided by Law.

Section 23.9    Certain DCC Matters.

(a)       Neither the Company nor Buyer shall be entitled to call upon or derive any rights under Title 1 Book 7 of the DCC.

(b)       The Parties waive their right under Articles 6:265 to 6:272 inclusive, 6:228, 6:230 and 6:258 of the DCC to rescind (ontbinden), nullify (vernietigen), make amendment proposals (wijzigingsvoorstellen) regarding this Agreement on the ground of error, or demand in legal proceedings the rescission (ontbinding), nullification (vernietiging) or the amendment of this Agreement.

(c)       The Convention on the International Sale of Goods shall not be applicable to the transactions contemplated by this Agreement.

Section 23.10    Entire Agreement.  This Agreement, including the Schedules hereto, taken together with any other documents delivered in connection with this Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof (except for the Purchase Agreement). Except as otherwise expressly set forth herein, this Agreement is not intended to confer upon any Person other than the Parties hereto any rights or remedies.

Section 23.11  Amendments and Waivers.

(a)       This Agreement may only be amended or supplemented at any time by additional written agreements signed by, or on behalf of, Buyer and the Company (including the Independent Directors if they are still serving on the Company Board), as may mutually be determined by the Parties as aforesaid to be necessary, desirable or expedient to further the purpose of this Agreement or to clarify the intention of the Parties.

(b)       No provision of this Agreement may be waived or extended except by a written instrument signed by the Party against whom the waiver or extension is to be effective (including, in the case of a waiver or extension by the Company, the Independent Directors if they are still serving on the Company Board). No failure or delay on the part of any Party in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement in this Agreement, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right.

Section 23.12  Specific Performance and Other Remedies.  The Parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate

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remedy, will occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Dutch Chosen Courts without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific performance is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 23.12 shall not be required to provide any bond or other security in connection with any such Order or injunction. Without limiting the generality of the foregoing, the Independent Directors shall be entitled to seek specific performance of this Agreement on behalf of the Company against Buyer.

Section 23.13  Governing Law.

(a)     This Agreement, and any Action arising out of or relating to this Agreement or the transactions contemplated by this Agreement, shall be governed by, and construed in accordance with, the Laws of the Netherlands, without regard to choice or conflict of Law principles thereof.

(b)       To the extent legally feasible, any power of attorney or other document executed in connection with this Agreement or the Transaction shall be governed by and construed exclusively in accordance with the Laws of the Netherlands.

Section 23.14    Jurisdiction; Forum.  Each party (i) irrevocably and unconditionally submits to the personal jurisdiction of the courts of Amsterdam, the Netherlands and any appellate court therefrom (the “Dutch Chosen Courts”), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Dutch Chosen Court, (iii) agrees that any Actions arising in connection with or relating to this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined only in the Dutch Chosen Courts, (iv) waives any claim of improper venue or any claim that the Dutch Chosen Courts are an inconvenient forum and (v) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Dutch Chosen Courts. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement: (A) any claim that such party is not personally subject to the jurisdiction of the Dutch Chosen Courts as described herein for any reason; (B) that it or its property is exempt or immune from jurisdiction of any such Dutch Chosen Court or from any legal process commenced in such courts (whether through service of process, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (C) that (1) the Action in any such court is brought in an inconvenient forum, (2) the venue of such Action is improper or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such Dutch Chosen Courts.

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Section 23.15  Language.  The language of this Agreement and the Transaction is English and all notices, demands, requests, statements, certificates or other documents or communications shall be in English unless otherwise agreed.

Section 23.16  Interpretation.  Unless the express context otherwise requires: (i) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa; (iii) references herein (whether capitalized or not) to a specific Section, Subsection, Recital, Schedule, Exhibit or Annex shall refer, respectively, to Sections, Subsections, Recitals, Schedules, Exhibits or Annexes of or to this Agreement; (iv) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (v) references herein to any gender shall include each other gender; (vi) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”; (vii) the word “or” shall be disjunctive but not exclusive; (viii) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder; (ix) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement; (x) if the last day for the giving of any notice or the performance of any action required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action, unless otherwise required by Law, shall be extended to the next succeeding Business Day; and (xi) references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.”

Section 23.17  Rules of Construction. The Parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

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SIGNATORIES

This Agreement has been signed by the Parties (or their duly authorised representatives) on the date stated at the beginning of this Agreement.

SIGNED by:	)

For and on behalf of	)
Mobileye N.V.	)

SIGNED by:	)

For and on behalf of	)
Cyclops Holdings, LLC	)

Signed in acknowledgment and agreement of Article 18:

SIGNED by:

For and on behalf of
Stichting Vereffening Mobileye,
the Liquidator

Schedule 1

Completion

1.	The Company shall give Buyer possession of those Assets which are transferable by delivery with the intention that title to those Assets should pass to Buyer by such delivery.

2.	The Company shall procure the transfer to Buyer of all (other) Assets and liabilities (to the extent any such assets and liabilities can be so transferred) used in connection with the Business as at Completion, including:

(a)	assigning to Buyer all Contracts and all other contracts entered into by the Company in the period up to Completion; and

(b)	transferring the shares of the Company Subsidiaries to Buyer as follows:

(i)	in the case of the shares of the Israeli Subsidiary, by execution of a share transfer deed in customary form between the Company and Buyer pursuant to which the Company transfers all of the shares of the Israeli Subsidiary to Buyer;

(ii)	in the case of the shares of the U.S. Subsidiary, by delivering to Buyer the certificates representing the shares of the U.S. Subsidiary, duly endorsed by the Company in favor of Buyer, or accompanied by stock powers in blank in favor of Buyer, duly executed by the Company;

(iii)	in the case of the shares of the German Subsidiary, by execution of a share transfer deed before a notary in customary form between the Company and Buyer pursuant to which the Company transfers all of the shares of the German Subsidiary to Buyer;

(iv)	in the case of the shares of the Japanese Subsidiary, by execution of a share transfer agreement in customary form between the Company and Buyer pursuant to which the Company transfers all of the shares of the Japanese Subsidiary to Buyer and causes the Japanese Subsidiary to update its shareholders list to duly reflect such share transfer;

(v)	in the case of the shares of the Chinese Subsidiary, by (A) execution of an equity transfer agreement in customary form between the Company and Buyer pursuant to which the Company transfers all of the equity interests of the Chinese Subsidiary to Buyer and (B) completion of change of registration at the local counterpart of the State Administration of Industry and Commerce, followed with filing with the local counterpart of the Ministry of Commerce within 30 days after Completion; and

(vi)	in the case of the shares of the Cyprus Subsidiary, by [●].

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3.	The Company shall procure that all Information is made available to Buyer.

4.	(a)	Buyer shall pay the Cash Purchase Amount minus the Net Cash Deduction into the Settlement Agent Account. The Company shall pay into the Settlement Agent Account the amount of the Net Cash Deduction. The Settlement Agent shall receive and hold the amounts received by it pursuant to the two preceding sentences (x) initially, following receipt, on behalf of the respective payors thereof, (y) upon completion of the actions described in paragraphs 1 through 3 above, on behalf of the Company and then (z) upon completion of the actions described in paragraph 4(d)(A) below, on behalf of the Minority Shareholders.

(b)	The Settlement Agent shall confirm that it has received in the Settlement Agent Account pursuant to paragraph (a) an amount equal to the Cash Purchase Amount.

(c)	The Company shall transfer the Company Excess Cash at Completion (if any) to Buyer.

(d)	(A) Upon completion of the steps set out under paragraphs 1 through 4(c) the Company and Buyer shall, on the date of Completion, confirm the completion of such steps, and, on the date of Completion, the actions specified in paragraphs (i) and (ii) below shall be taken:

(i)	the resolution of the Company’s general meeting to dissolve (ontbinden) the Company and to appoint the Liquidator will become effective;

(ii)	the Liquidator shall (A) file a notice of the proposed liquidation and dissolution of the Company in the registers where the Company is registered as required under Article 2:19(2) of the DCC (and for the period during which the Company continues to exist for the purposes of the liquidation of its property, proprietary rights and interests, procure that in all documents and announcements of the Company the words “in liquidatie” are added to the Company’s name in accordance with Article 2:19(5) of the DCC) and (B) resolve to make the Second Step Distribution; and

(B) As promptly as practicable after the date of Completion, the Liquidator shall procure that the Second Step Distribution is actually paid to the Minority Shareholders by causing the Settlement Agent to pay the Cash Purchase Amount to the Minority Shareholders in accordance with the terms of the [•] Agreement,1 dated [•], between Buyer, the Company and the Settlement Agent.

1 Note to Draft: Title of agreement to be confirmed.

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5.	After the Second Step Distribution has been made (and only after the Second Step Distribution is made), the Liquidator shall, as soon as practicable but in no event any earlier than the first Business Day following the date of Completion, (A) file with the Trade Register the final accounting (rekening en verantwoording), and plan of distribution (plan van verdeling), with respect to the Liquidation, each of which shall in all respects be consistent with the provisions of this Agreement and (B) make the public announcement of such filing in a Dutch daily newspaper in accordance with Section 2:23b of the DCC.

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Schedule 2

Tax Matters

1.	INTERPRETATION

1.1	In this Schedule, unless such words or expressions are defined in this Schedule or the contrary intention otherwise appears, words and expressions defined elsewhere in this Agreement have the same meaning and:

“Actual Tax Liability” means a liability to make or suffer an actual payment of Tax to a Tax Authority;

“Company’s Tax Affairs” means the Tax affairs of the Company;

“Pre-Completion Tax Affairs” means the Tax affairs of the Company Subsidiaries for any period ending prior to or on Completion or starting prior to Completion, but ending after Completion;

“Relevant Tax Affairs” means the Pre-Completion Tax Affairs and the Company’s Tax Affairs;

“Relevant Tax Returns” means the Tax returns of the Company and the Company Subsidiaries which have not been filed or agreed with the relevant Tax Authority in relation to the Relevant Tax Affairs;

“Tax Claim” means any notice issued by a Tax Authority from which it appears that the addressee of such notice may be required to make an actual, or suffer a deemed, payment of Taxation or may suffer the non-availability, loss, reduction or cancellation of a relief; and

“Tax Return” means any correspondence, notice, claim, return, declaration, report and computation relating to Tax.

1.2	In this Schedule, unless the contrary intention appears, a reference to a paragraph or subparagraph is to a paragraph or subparagraph of this Schedule and a reference to a Clause or subclause is to a clause or subclause of this Agreement.

2.	BUYER’S TAX INDEMNITY

2.1	Subject to Completion having occurred, Buyer hereby undertakes to indemnify and hold harmless the Company against any Losses consisting of or in relation to Tax incurred, including any Actual Tax Liability due, in respect of the Transaction and/or in relation to the Business, but excluding any withholding Tax in respect of the Second Step Distribution that is made to the Minority Shareholders.

2.2	Subject to Completion having occurred and by way of irrevocable third party stipulation for no consideration (onherroepelijk derdenbeding om niet), Buyer hereby undertakes to indemnify and hold harmless the Minority Shareholders and each Indemnified Party

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against any Actual Tax Liability in respect of the Transaction and/or in relation to the Business, in each case excluding:

(a)	any withholding Tax in respect of the Second Step Distribution that is made to Minority Shareholders;

(b)	any Tax levied by reference to income, profits or gains or any other similar Taxes (“Income Tax”), other than Income Tax of the Company in respect of which the Pre-Wired Asset Sale Ruling has been obtained; and

(c)	any Losses arising, accruing or incurred as a result of fraud, willful misconduct or gross negligence of the relevant indemnified Person, as set forth above, as finally established by a court decision or settlement agreement.

2.3	In the event any Tax or Losses in relation to Tax would be due as described in subparagraph 2.1 or subparagraph 2.2, the payment by Buyer shall be increased to an amount which (after deduction of such Tax and taking into account any related Tax relief) leaves the Company, the Minority Shareholders or the Indemnified Party (as applicable) in the same position as if no Tax had been due. No payment is due under this subparagraph to the extent the Company, the Minority Shareholders or the relevant Indemnified Party (as applicable) have been paid under another provision of the Agreement for the same liability.

2.4	A payment to be made by Buyer under this Schedule 2 (Tax Matters), if any, shall be made ultimately on the date which is five (5) Business Days prior to the last date on which that payment of Tax may be made in order to avoid incurring a liability to interest or penalties.

3.	CONDUCT OF TAX AFFAIRS

3.1	Buyer shall after Completion have conduct of the Relevant Tax Affairs in the manner as set forth in this Schedule 2.

3.2	With respect to the Relevant Tax Affairs the following applies after Completion:

(a)	subject to the following provisions of this subparagraph 3.2, Buyer and its advisors shall prepare, submit, negotiate, and agree on behalf of the Company the Relevant Tax Returns;

(b)	the Company and its advisors shall provide Buyer and its advisors on a timely basis with all relevant information, including but not limited to copies of all Relevant Tax Returns, correspondence and other documents submitted to the relevant Tax Authority in relation to Relevant Tax Returns (together with such other information as may be necessary to enable Buyer to consider the correspondence and other documents in light of all material facts) within sufficient time before any submission by Buyer to the relevant Tax Authority;

(c)	all Relevant Tax Returns will be completed and submitted as Buyer (or its advisors) in its sole discretion will determine;

(d)	the Company and the Company Subsidiaries shall make such claims and elections and give such consents (including such provisional or final claims) as Buyer (or its advisers) may request, including, without limitation, filing any election

28

requested by Buyer under U.S. Treasury Regulations Section 301.7701-3 with respect to the Company or any Company Subsidiary;

(e)	the Company and its advisors shall keep Buyer informed about the status of any negotiations relating to the Relevant Tax Affairs of the Company and each Company Subsidiary and consult with Buyer on any matters relating to Relevant Tax Affairs which Buyer may specify in writing to the Company, including any requested retroactive election to a time period preceding Completion (to the extent permitted under applicable Law);

(f)	the Company and the Company Subsidiaries shall not agree or settle any of the Relevant Tax Returns without the prior written consent by Buyer; and

(g)	Buyer shall on behalf of the Company and the Company Subsidiaries agree all Relevant Tax Returns with the relevant Tax Authority as quickly as reasonably possible.

3.3	Buyer shall after Completion prepare, negotiate and agree all Tax Returns of the Company Subsidiaries and the Company and its advisors will give Buyer all reasonable co-operation, access and assistance in relation thereto.

3.4	From and after Completion:

(a)	the Company shall retain and preserve its Tax records and relevant financial information but shall deliver copies of any such Tax records and relevant financial information in connection with the Transaction to Buyer as soon as reasonably practical. The Company shall permit Buyer and its advisors, on Buyer giving reasonable notice, access during normal office hours to them where reasonably required for Tax purposes;

(b)	the Company shall ensure that the Tax records and relevant financial information of each Company Subsidiary shall be delivered to Buyer as soon as reasonably practical;

(c)	Buyer shall, and shall procure that the Company Subsidiaries shall, retain for a period of seven (7) years from the Liquidation End Date, or such longer period as may be prescribed by applicable Laws, regulations, orders and statutes, all financial information and similar records relating to the Company Subsidiaries delivered to Buyer in connection with the consummation of the Transaction or held by the Company Subsidiaries; and

(d)	Buyer shall provide the Company and the Liquidator, if applicable, and their respective advisors, with access (upon reasonable notice and at reasonable times during normal business hours) to such financial information and similar records relating to Relevant Tax Affairs where reasonably required for Taxation purposes.

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4.	CONDUCT OF TAX CLAIM

4.1	If after Completion the Company receives any Tax Claim with respect to Relevant Tax Affairs, it shall notify Buyer and its advisors in writing as soon as reasonably practicable.

4.2	Buyer and the relevant Company Subsidiary shall be free to pay or settle any Tax Claim referred to in subparagraph 4.1, in the name of the Company or as the case may be in the name of the relevant Company Subsidiary, on such terms as they may think fit.

4.3	To the extent legally permitted, after Completion Buyer shall be entitled to resist any Tax Claim in relation to Relevant Tax Affairs, in the name of the Company or as the case may be the relevant Company Subsidiaries, and to have the conduct of any appeal, dispute, compromise or defense of such Tax Claim and of any incidental negotiations and the Company will give and procure the Company Subsidiaries to give Buyer all reasonable co-operation, access and assistance for the purposes of considering and resisting the relevant Tax Claim.

4.4	If after Completion Buyer does not elect to resist a Tax Claim of the Company, the Company shall give Buyer drafts of all communications it intends to make in relation to such Tax Claim at least five (5) Business Days before the communication is made, shall make such amendments as Buyer shall request before it makes such communication, shall promptly provide Buyer with copies of all correspondence relating to the Tax Claim and shall neither agree nor settle the relevant Tax Claim without the prior written consent by Buyer.

5.	GROUP TAX ARRANGEMENTS

5.1	Any Tax sharing agreement or similar agreement between the Company and the Company Subsidiaries shall be terminated as of Completion. Subject to the termination, the Company agrees, and agrees to procure, that no Company Subsidiary shall have a liability after Completion to make a payment or repayment to any member of the Company’s Group in respect of group Tax arrangements, a consolidation or fiscal unity, or under any Tax sharing or Tax allocation arrangement.

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Schedule 3

Contracts

[NOTE: Schedule to be mutually agreed prior to the execution of the final Asset Sale Agreement.]

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Schedule 4

Guarantees

If still existing at Completion, the guarantees under the following Contracts:

[NOTE: Schedule to be mutually agreed prior to the execution of the final Asset Sale Agreement.]

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Schedule 5

Deed of Adherence

(the “Deed”)

THIS DEED is made on [●] by [name] of [address] (the “New Buyer”).

BACKGROUND

(A)	This Deed is made pursuant to an agreement for the sale and purchase of the Business dated [●] between Mobileye N.V. (the “Company”) and Cyclops Holdings, LLC (the “Original Buyer”) (the “Agreement”).

(B)	The New Buyer has been nominated by the Original Buyer under Section 23.3 of the Agreement.

1.	INTERPRETATION

Save as otherwise set out in this Deed, words and expressions defined in the Agreement have the same meaning in this Deed.

2.	OPERATIVE PROVISIONS

2.1	The New Buyer confirms it has been supplied with a copy of the Agreement.

2.2	The New Buyer undertakes to be bound by the Agreement in all respects as if the New Buyer was a party to the Agreement and named in it as Buyer, and to observe and perform all the provisions and obligations of the Agreement applicable to or binding on Buyer under the Agreement insofar as they have not been performed on or after the date of this deed.

2.3	This Deed is made for the benefit of (a) the Parties to the Agreement and (b) every other person who after the date of the Agreement (whether before or after the execution of this deed) assumes any rights or obligations under the Agreement or adheres to it.

2.4	The address, fax number and e-mail of the New Buyer for the purposes of Section 23.1 of the Agreement are:

Name:	[●]
Address:	[●]
Fax:	[●]
E-mail:	[●]
marked for the attention of: [●].

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2.5	The account details of the New Buyer for the purpose of Article 21 of the Agreement are:

bank:	[name and address]
sort code:	[●]
IBAN:	[●]
account name: [●]

2.6	This Deed is governed by and shall be construed in accordance with the laws of the Netherlands.

2.7	The Parties irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of Amsterdam, the Netherlands (subject to appeal as provided by law) over any suit, action or proceeding brought pursuant to or arising out of this Deed.

3.	EXECUTION

This Deed has been signed on the date stated at the beginning of it.

SIGNED by:	)
For and on behalf of	)
[New Buyer]	)

SIGNED by:	)
For and on behalf of	)
Mobileye N.V.	)

SIGNED by:	)
For and on behalf of	)
Cyclops Holdings, LLC	)

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Schedule 6

Company Subsidiaries

Mobileye Vision Technologies Ltd. (the “Israeli Subsidiary”)

Mobileye Inc. (the “U.S. Subsidiary”)

Mobileye Germany GmbH (the “German Subsidiary”)

Mobileye Technologies Limited (the “Cyprus Subsidiary”)

Mobileye Japan Ltd. (the “Japanese Subsidiary”)

Mobileye (Shanghai) Automotive Service Co. Ltd. (the “Chinese Subsidiary”; together with the Israeli Subsidiary, the U.S. Subsidiary, the German Subsidiary, the Cyprus Subsidiary and the Japanese Subsidiary, together the “Company Subsidiaries” and each individually a “Company Subsidiary”).

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Schedule 7

Bank Accounts

[NOTE: Schedule to be mutually agreed prior to the execution of the final Asset Sale Agreement.]

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Schedule 8

Interpretation

1.	In this Agreement:

“Account Receivables” means the rights to (a) any amounts due or payable to the Company in connection with the Business relating to the period before Completion, (b) any amounts which become due or payable to the Company after Completion in connection with goods supplied or services performed in connection with the Business prior to Completion, (c) any interest payable on such amounts and (d) the benefit of all securities, guarantees, indemnities and rights relating to those amounts;

“Asset” means any part of the Business, including all Contracts, assets, permits, claims and rights and any benefits arising thereunder or resulting therefrom;

“Bank Accounts” means the bank accounts and deposits of the Company listed in Schedule 7 (Bank Accounts);

“Breach” means, with respect to any Party, any failure of the Warranties of such Party to be true and correct on the date of Completion;

“Business” means the business of the Company including all Assets and Liabilities of the Company as at Completion including for the avoidance of doubt, any such Assets and Liabilities arising, accruing or incurred after Completion to the extent they relate to and/or arise from the Business as conducted in the period up to and including Completion, including but not limited to:

(a)	the Company Subsidiary Shares;

(b)	the Contracts, including the Indemnification Agreements;

(c)	the Account Receivables;

(d)	the Claims Receivables;

(e)	the Company Net Cash Amount, although, save for any Company Excess Cash to be paid to Buyer in accordance with this Agreement, the Company Net Cash Amount will not be paid to Buyer on Completion;

(f)	the balances in the Bank Accounts (positive or negative), although the Bank Accounts themselves will not be transferred to Buyer upon Completion; and

(g)	all other assets and liabilities of the Company (including inter-company receivables of the Company from any member of the Company’s Group and inter-company payables of the Company to any other member of the Company’s Group), other than:

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(i)	any shares held by the Company in its own capital;

(ii)	the Bank Accounts;

(iii)	any records that must remain with the Company under statutory (including Tax) obligations;

(iv)	the engagement letter with the Liquidator, if any; and

(v)	the listing agreement with NYSE,

such excluded assets and liabilities referred to under (i) through (v), the “Excluded Assets and Liabilities”;

“Buyer’s Group” means Buyer and its Affiliates, including, after Completion, the Company and the Company Subsidiaries;

“Chinese Subsidiary” has the meaning assigned to such term in Schedule 6;

“Claims Receivables” means any claims of the Company vis-à-vis third parties in respect of the Business as at Completion;

“Company Board” means the board of directors (bestuur) of the Company;

“Company’s Group” means the Company and its Group but excluding Buyer’s Group;

“Company Subsidiary” has the meaning assigned to such term in Schedule 6;

“Company Subsidiary Shares” means the entire issued share capital of each of the Company Subsidiaries;

“Completion” means completion of the completion steps as set out in Schedule 1 (Completion) under 1 through 4(d)(A);

“Contracts” means the following:

(a)	all agreements and binding arrangements of the Company in relation to the Business, including those as listed in Schedule 3 (Contracts);

(b)	the agreements and binding arrangements relating to the Business as at Completion entered into by the Company in the ordinary course of business after the date hereof; and

(c)	all offers made by the Company or by third parties in favour of or to the Company as at Completion relating to the Business that are made in the ordinary course of the Business;

“Cyprus Subsidiary” has the meaning assigned to such term in Schedule 6;

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“German Subsidiary” has the meaning assigned to such term in Schedule 6;

“Group” means, in relation to any person or entity, such person or entity and its Affiliates;

“Indemnification Agreements” means the agreements between the Company and its directors and officers listed on Schedule 9 hereto;

“Information” means all information relating to the Business, including industrial and commercial information and techniques, including all information relating to the supply of any materials to the Business and to the marketing of any products or services supplied by the Business, including customer and supplier details and lists, sales and purchase targets and statistics, market share statistics, marketing surveys and reports, marketing research and any advertising or other promotional materials, financial and accounting records, studies, correspondence and personal records;

“Japanese Subsidiary” has the meaning assigned to such term in Schedule 6;

“Pre-Wired Asset Sale Ruling” has the meaning set forth in Section 5.05(c) of the Purchase Agreement;

“Settlement Agent” means the settlement agent appointed by Buyer in the Offer;

“Shareholders” has the meaning ascribed to it in recital (B) and Shareholder means any of them;

“Subsidiaries” means, with respect to any Person, any entity of which: (i) such Person or any other Subsidiary of such Person is a general partner (in the case of a partnership) or managing member (in the case of a limited liability company); (ii) voting power to elect a majority of the board of directors, board of managers or others performing similar functions with respect to such organization is held by such Person or by any one or more of such Person’s Subsidiaries; (iii) at least fifty percent (50%) of any class of shares or capital stock or of the outstanding equity interests are beneficially owned by such Person; or (iv) any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the 1934 Act, including, with respect to the Company, the legal entities listed in Schedule 6 (Company Subsidiaries);

“Tax Authority” means any Governmental Authority, Taxing authority or other authority competent to impose or collect any Tax;

“Taxation” or “Tax” means all forms of Taxation, duties, levies, imposts and social security charges, including corporate income tax, wage withholding tax, national social security contributions and employee social security contributions, value added tax, customs and excise duties, capital tax and other legal transaction taxes, dividend withholding tax, (municipal) real estate taxes, other municipal taxes and duties, environmental taxes and duties and any other type of taxes or duties in any relevant jurisdiction; together with any interest, penalties, surcharges or fines relating thereto, due, payable, levied, imposed upon or claimed to be owed in any relevant jurisdiction;

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“U.S. Subsidiary” has the meaning assigned to such term in Schedule 6; and

“Warranties” means the representations and warranties contained in Article 12 and Article 13 and “Warranty” means any of them.

2.	The following terms are defined elsewhere in the Agreement, as indicated below:

Term	Section

Agreement	Introduction
Asset Sale	Recitals
Buyer	Introduction
Cash Purchase Amount	Section 3.1(a)
Company	Introduction
Company Excess Cash	Section 3.3
Company Excess Cash at Completion	Section 3.3
Company Net Cash Amount	Section 3.1(a)
Completion Conditions	Section 4.1
Counterparties	Section 7.2
Counterparty	Section 7.2
Dutch Chosen Courts	Section 23.14
Indemnified Party	Section 15.2
Liquidation Costs and Liabilities	Article 19
Liquidation End Date	Section 7.4
Losses	Section 15.1
Minority Shareholders	Section 3.1(a)
Net Cash Deduction	Section 3.2(a)
Offer	Recitals
Offer Consideration	Recitals
Parent	Recitals
Parties	Introduction
Party	Introduction
Purchase Agreement	Recitals
Second Step Distribution	Section 18.1
Settlement Agent Account	Section 3.2(a)
Shareholders	Recitals
Transaction	Recitals
Wrong Box Assets	Article 10

3.	Any express or implied reference to an enactment (which includes any legislation in any jurisdiction) includes references to:

(a)	that enactment as amended, extended or applied by or under any other enactment before or after the date hereof;

(b)	any enactment which that enactment re-enacts (with or without modification); and

40

(c)	any subordinate legislation (including regulations) made (before or after the date hereof) under that enactment, including (where applicable) that enactment, as amended, extended or applied as described in subparagraph (a) above, or under any enactment referred to in subparagraph (b) above.

4.	In this Agreement, references to an individual/a natural person include his estate and personal representatives.

5.	References to a company shall be construed so as to include any company, corporation or other body corporate or other legal entity, wherever and however incorporated or established, including limited or unlimited partnerships.

6.	References to a person shall be construed so as to include any individual, firm, company, government, Governmental Authority, Tax Authority, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality).

7.	Notwithstanding Section 23.15, where in this Agreement a Dutch term is given in italics or in italics within parentheses after an English term and there is any inconsistency between the Dutch and the English, the meaning of the Dutch term shall prevail.

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Schedule 9

Indemnification Agreements

[NOTE: Schedule to be mutually agreed prior to the execution of the final Asset Sale Agreement.]

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ANNEX 2

DRAFT CONVERSION DEED OF AMENDMENT

ANNEX 2

CONVERSION DEED OF AMENDMENT

Draft dated 4 May 2017

On the [●] day of [●]

two thousand and [●], appearing before me,

Martine Bijkerk, a civil-law notary in Amsterdam, is:

[●].

RECITALS

The person who appears before me, hereby declares:

A.	Latest amendment to the articles of association

The latest amendment to the articles of association of Mobileye N.V., a company with limited liability (naamloze vennootschap), with its corporate seat in Amsterdam and its place of business at (97775) Jerusalem, Israel, Har Hotzvim, 13 Hartom Street, registered with the trade register under number 34158597 (the "Company"), has been executed on the twelfth day of December two thousand and fourteen before a deputy for N.C. van Smaalen, a civil-law notary in Amsterdam.

B.	Resolution to convert the Company

The general meeting of the Company has resolved to convert (omzetten) the Company into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), effective upon execution of this deed of amendment (the "Conversion Resolution").

C.	Resolution to amend the articles of association

The general meeting of the Company has resolved to amend the articles of association of the Company and to adopt new articles of association in substitution therefore (the "Amendment Resolution").

D.	Authorization

Furthermore it was resolved to authorize the person appearing to sign the deed of amendment of the articles of association.

E.	Minutes

Evidence of said resolutions is by means of the minutes of the general meeting dated the [●] day of [●] two thousand and seventeen.

F.	Conditions Precedent

The Amendment Resolution provides that the execution of the present deed of amendment of the articles of association is subject to certain conditions precedent (the “Conditions Precedent”), which shall be conclusively evidenced by the delivery to the notary of a certificate, signed by an executive director of the Company, to the effect that the Conditions Precedent have been satisfied (the "Certificate"). The Certificate has been annexed to the present deed.

CONVERSION

In performance of the Conversion Resolution, the person appearing declares to convert the Company into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), within the meaning of Section 2:18 of the Dutch Civil Code.

AMENDMENT OF THE ARTICLES OF ASSOCIATION

~~[Current~~In performance of the Amendment Resolution, the person appearing declares to amend the articles of association~~]~~ as follows:

CHAPTER I

Definitions

Article 1.

In these Articles of association, the following terms shall have the following meaning:

-	~~a.~~ General Meeting: the corporate body of the Company constituting the general meeting of shareholders of the Company or a meeting of such corporate body;
-	~~b.~~ depositary receipts: depositary receipts for shares in the Company. Unless the context indicates otherwise, such receipts include depositary receipts issued with or without the Company's co-operation. To depositary receipts issued with the Company's co-operation meeting rights are attached;
-	~~c.~~ depositary receipt holders: holders of depositary receipts issued with the Company's co-operation. Unless otherwise stated such holders include persons who, as a result of any right of usufruct or right of pledge created on any share, have the rights conferred by law upon the holders of depositary receipts ~~issued~~ with ~~the Company's co-operation~~meeting rights;
-	~~d.~~ annual accounts: the balance sheet and profit and loss account plus explanatory notes and additional information thereto;
-	meeting rights: means the right to, either in person or through a holder of a written power of attorney, attend a General Meeting and to address such General Meeting;
-	~~e.~~ subsidiary:
-	a legal entity in respect of which the Company or any of its subsidiaries, whether or not pursuant to an agreement with other persons entitled to vote, can exercise either individually or collectively, more than one-half of the voting rights at the general meeting of such entity;
-	a legal entity of which the Company or any of its subsidiaries are members or shareholders, and in respect of which the Company or any of its subsidiaries have, either individually or collectively, the right to appoint or dismiss more than half of such legal entity's directors or supervisory directors, whether or not pursuant to any agreement with other persons having voting rights, if all persons having voting rights in fact cast their vote;

-	~~f.~~ auditor: a registered accountant or any such other accountant as referred to in Article 2:393 of the Dutch Civil Code, or any organization in which such accountants co-operate;
-	~~g.~~ regulated market: regulated market(s) or multilateral trading facility(/ies), as referred to in Article 1:1 of the Dutch Financial Supervision Act, where shares in the capital of the Company are admitted to trading, or any similar share trading market outside the European Union.

CHAPTER II

Name. Corporate seat. Objects

Article 2. Name and corporate seat

2.1.	The name of the Company is Mobileye ~~N~~B.V.
2.2.	The Company has its corporate seat at Amsterdam, The Netherlands.

Article 3. Objects

The objects of the Company are:

a.	to develop, manufacture and sell products for the automotive and transportation industries and/or vision-based technologies related to these products;
b.	to incorporate, participate in and conduct the management of other companies and businesses;
c.	to provide administrative, technical, financial, economic or managerial services to other companies, persons or businesses;
d.	to acquire, sell, transfer, manage, develop and exploit real and moveable property and other goods, including patents, trademark rights, licenses, permits, knowhow and other industrial property rights;
e.	to extend loans of money and/or to borrow money, and to provide security or guarantee the obligations of other parties in some other manner, or engage itself as jointly and severally liable along with or for other parties; and
f.	to perform any and all activities of industrial, financial or commercial nature, with the above being either by itself or in collaboration with third parties and including performing and promoting any directly or indirectly related actions, all in the widest sense of the word/words.

CHAPTER III

Capital and shares. Register of shareholders

Article 4. Authorized capital

4.1.	The authorized capital amounts to ten million one hundred twenty-five thousand six hundred fifty-seven euros and twenty-five eurocents (EUR 10,125,657.25) and is divided into one billion twelve million five hundred sixty-five thousand seven hundred twenty-five (1,012,565,725) ordinary shares, each with a nominal value of one eurocent (EUR 0.01).
4.2.	All shares shall be in registered form.
~~4.3.~~	~~The shares may be divided into fractional shares (onderaandelen).~~

4.3.	~~4.4.~~ No share certificates shall be issued for shares.

Article 5. Register of shareholders

5.1.	The Board of Directors shall keep, or cause to be kept, a register in which the names and addresses of all shareholders shall be recorded, specifying the date on which they acquired their shares, the date of acknowledgment by, or service upon the Company of notice of, the transaction by which such person became a shareholder, as well as the amount paid up on each share. The register shall also contain the names and addresses of all holders of a right of usufruct or pledge on shares, specifying the date on which they acquired such right, the date of acknowledgment by, or service upon the Company of notice of, such right and what rights such persons have been granted as referred to in ~~Articles~~Article 12 and Article 13.
5.2.	With due observance of the relevant statutory provisions, the register shall be kept by or on behalf of the Company, shall be regularly updated and, at the discretion of the Board of Directors, may, in whole or in part, be kept in more than one copy and at more than one address.
5.3.	Part of the register may be kept abroad in compliance with applicable laws or pursuant to the regulations of a regulated market to which shares are admitted to trading.

CHAPTER IV

Issue of shares. Own shares

Article 6. Issue of shares. Authorized corporate body

6.1.	The Company shall only issue shares pursuant to a resolution of the General Meeting or of another corporate body designated to do so by a resolution of the General Meeting for a fixed period not exceeding five years. The designation must be accompanied by a stipulation as to the number of shares that may be issued. The designation may each time be extended for a period of up to five years. The designation may not be cancelled, unless the designation provides otherwise.
~~6.2.~~	~~A decision by the General Meeting to issue shares or to designate another body to issue shares can only be taken upon the proposal of the Board of Directors.~~
~~6.3.~~	~~Within eight days after the resolution of the General Meeting to issue shares or to designate a corporate body, the Company shall deposit a full text thereof at the trade register.~~
~~6.4.~~	~~Within eight days after the end of each quarter, the Company shall notify the trade register of each issue of shares, stating the number of shares.~~
6.2.	~~6.5.~~ The provisions of ~~Articles~~Article 6.1 ~~through 6.3~~ shall apply mutatis mutandis to the granting of rights to subscribe for shares, but shall not apply to the issue of shares to someone who exercises a previously existing right to subscribe for shares.

Article 7. Terms and conditions of issue. Pre-emptive rights

7.1.	If a resolution to issue shares is adopted, the issue price of the shares and the other conditions of the issue shall also be determined in the resolution.
7.2.	Each shareholder shall have a pre-emptive right with respect to any share issue in proportion to the aggregate nominal value of his shares, except ~~if shares are issued for a non-cash consideration or~~ if shares are issued to employees of the Company or of a group company.
7.3.	The Company shall announce the issue of shares which are subject to pre-emptive rights and the period of time during which such rights may be exercised, in the Staatscourant (Official Gazette), in a Dutch national daily newspaper and further any other publication as required in accordance with the laws of the regulated market on which shares in the Company’s capital are admitted to trading. The previous sentence does not apply if all shareholders are notified in writing of a proposed issuance in respect of which pre-emptive rights are applicable at the address indicated by each of them in the shareholders register.
7.4.	Pre-emptive rights may be exercised within at least two weeks after the day when the announcement in the Staatscourant (Official Gazette) was published or after the notification of the issuance was sent to the shareholders.
7.5.	Pre-emptive rights may be restricted or excluded by a resolution of the General Meeting. The reasons for the exclusion of pre-emptive rights and the issue price of the shares to be issued without pre-emptive rights must be given in writing in the proposal to adopt such resolution. Pre-emptive rights may also be excluded or restricted by the authorized corporate body referred to in Article 6.1 if such corporate body is authorized by the resolution of the General Meeting for a fixed period, not exceeding five years, to restrict or exclude pre-emptive rights. The designation may each time be extended for a period of up to five years. Unless determined otherwise, the designation cannot be cancelled. Upon termination of the authority of the corporate body to issue shares, its authority to restrict or exclude pre-emptive rights shall also terminate.
7.6.	A resolution of the General Meeting to restrict or exclude pre-emptive rights or to authorize a corporate body to restrict or exclude pre-emptive rights, shall require a majority of at least two-thirds of the votes cast if less than one-half of the issued capital is represented at the General Meeting. ~~Within eight days after the resolution, the Company shall deposit the full text thereof at the trade register.~~
7.7.	Upon the granting of rights to subscribe to shares, the shareholders shall have a pre-emptive right. The provisions of the previous paragraphs of this Article shall apply mutatis mutandis to the granting of rights to subscribe to shares. Shareholders shall have no pre-emptive rights in respect of shares issued to a person who exercises a right to acquire shares granted to him at an earlier date.

Article 8. Payment for shares. Payment in cash. Non-cash Contribution

8.1.	Upon the issue of each share, the nominal value must be fully paid up~~, and, in addition, if the share is subscribed for at a higher amount, such amount must be fully paid~~. It may be stipulated that ~~a part, not exceeding three quarters of~~ the nominal value, ~~needs~~or part thereof, need only be paid after such part is called up by the Company.
8.2.	Payment for shares shall be made in cash unless a non-cash contribution has been agreed. Payment in foreign currency may only be made with the Company's approval. If payment is made in foreign currency, the payment obligation shall be considered fulfilled up to the Netherlands currency amount into which the foreign currency can be freely converted. The basis for determination shall be the rate of exchange on the day of payment. If the shares or depositary receipts will without delay, upon issue, be admitted to trading on a regulated market outside The Netherlands, the Company may demand that payment be made based on the rate of exchange on a fixed day within two months before the last day on which payment must be made. ~~If payment is made in foreign currency, a banker's statement as referred to in Article 2:93a paragraph 2 of the Dutch Civil Code shall be deposited at the trade register within two weeks after payment.~~
8.3.	The Board of Directors is authorized to enter into an agreement relating to payment for shares other than in cash. In accordance with Article 2:~~94~~204b paragraph 1 of the Dutch Civil Code, a description shall be drawn up of the contribution to be made.
~~8.4.~~	~~An auditor as mentioned in Article 2:393 paragraph 1 of the Dutch Civil Code shall issue a statement on the description of the contribution to be made.~~
~~8.5.~~	~~The provisions set out in this Article relating to the description and auditor's statement shall not apply to the cases referred to in Article 2:94b paragraph 3 or paragraph 5 of the Dutch Civil Code.~~
8.4.	~~8.6.~~ The Board of Directors is authorized to take actions as specified in Article 2:~~94~~204 of the Dutch Civil Code without approval of the General Meeting.

Article 9. Own shares. ~~Financial assistance~~

9.1.	The Company may not subscribe for its own shares, or depositary receipts therefor, upon the issue thereof.
9.2.	The Board of Directors resolves on the acquisition of shares in the capital of the Company. The acquisition by the Company of shares in its own capital when those shares have not been fully paid up shall be null and void.
9.3.	~~9.2.~~ The Company may only acquire fully paid up shares in its own capital, or depositary receipts therefor, without consideration or if:

a.	its shareholders equity, ~~determined as set forth in Article 9.3,~~ less the acquisition price, is not less than ~~the sum of the paid and called up part of its capital and~~ the reserves~~,~~ which must be maintained by law or under the Articles~~,~~; and
b.	the ~~nominal amount of the shares in its capital or depositary receipts thereof which the Company acquires, holds, holds as pledgee or which are held by a subsidiary company, is not more than one half of the Company’s issued capital.~~ Board of Directors neither knows or should reasonably foresee that the Company upon acquisition will not be able to continue paying its debts when they become due.
~~9.3.~~	~~The validity of the acquisition shall be determined on the basis of the amount of the Company's equity according to the most recently adopted balance sheet decreased with the acquisition price of shares in the Company's capital or depositary receipts, the amounts of loans referred to in Article 98c, paragraph 2 of the Dutch Civil Code and any distributions to others out of profits or reserves which became payable by the Company and its subsidiaries after the date of that balance sheet. If more than six months have elapsed since the expiration of a financial year without adoption of the annual accounts for that year, an acquisition in accordance with the provisions of Article 9.2 is not permitted.~~
~~9.4.~~	~~The Board of Directors shall require the authorization of the General Meeting for an acquisition other than for no consideration. Such authorization resolution of the General Meeting shall be valid for a maximum period of eighteen months. In the authorization resolution, the General Meeting shall determine (i) the number of shares (including depositary receipts) that may be acquired, (ii) how the shares (including depositary receipts) may be acquired and (iii) the limits of the share prices within which shares (including depositary receipts) may be acquired.~~
~~9.5.~~	~~The authorization resolution of the General Meeting, as referred to in Article 9.4, is not required to the extent the Company acquires its own shares or depositary receipts admitted to trading on any regulated market, in order to transfer such shares or depositary receipts to employees of the Company or of a group company, pursuant to a scheme applicable to such employees.~~
~~9.6.~~	~~The Company may not with a view to any other party subscribing to or acquiring the Company's shares or depositary receipts, provide security or any price guarantee, act as surety in any other manner, or bind itself jointly and severally or otherwise in addition to or on behalf of others. This prohibition shall also apply to its subsidiaries.~~
~~9.7.~~	~~The Company and its subsidiaries may not grant loans with a view to subscribing for its own shares or depositary receipts therefor or any other party acquiring shares in the capital of the Company or depositary receipts therefor,~~

~~unless the Board of Directors passes a resolution to that effect and the conditions of Article 2:98c paragraphs 2 up to and including 7 of the Dutch Civil Code are fulfilled. This prohibition shall not apply if shares or depositary receipts therefor are subscribed for or acquired by employees of the Company or a group company.~~

~~9.8.~~	~~Shares in the Company's capital and depositary receipts therefor may, upon issue, not be subscribed for by or on behalf of any of the Company’s subsidiaries. The subsidiaries may acquire such shares or depositary receipts for their own account only insofar as the Company is permitted to acquire its own shares or depositary receipts pursuant to Articles 9.2 up to and including 9.5.~~
9.4.	~~9.9.~~ Disposition of any of the Company’s own shares or depositary receipts held by the Company shall require a resolution of the General Meeting provided that the General Meeting has not granted the authority to issue shares to another corporate body, in which case that other corporate body shall also be authorized to dispose of shares or depositary receipts in the Company’s own capital held by the Company. Pre-emptive rights are not applicable to any disposition of shares or depositary receipts pursuant to this Article ~~9.9.~~9.4.
9.5.	~~9.10.~~ The Company may not cast votes in respect of the Company’s own shares that are held by the Company or in respect of the Company’s own shares on which the Company has a right of usufruct or pledge. Nor may any votes be cast by the pledgee or usufructuary of the Company’s shares that are held by the Company if the right of pledge or usufruct was created by the Company. No votes may be cast in respect of the shares in respect of which depositary receipts are held by the Company. The provisions of this paragraph shall also apply to shares or depositary receipts held by any subsidiary or in respect of which any subsidiary holds a right of usufruct or pledge.
9.6.	~~9.11.~~ When determining to what extent the Company's capital is represented, or whether a majority represents a certain part of the capital, the shares for which no votes can be cast shall be disregarded.
9.7.	After the acquisition of its own shares at least one share with voting rights shall be held by and on behalf of someone other than the Company or one of its subsidiaries.

Article 10. Capital reduction

10.1.	~~At the proposal of the Board of Directors the~~The General Meeting may, with due observance of the relevant statutory provisions, resolve to reduce the issued capital by a cancellation of shares held by the Company or by amending the articles of association to reduce the nominal amount of the shares. Such resolution should not lead to repayment at the expense of reserves which should be maintained in accordance with Dutch law.

10.2.	For a resolution to reduce the capital, a majority of at least two-thirds of the votes cast shall be required if less than one-half of the issued capital is represented at the meeting.
10.3.	After the cancellation of shares at least one share with voting rights should be held by and on behalf of someone other than the Company or one of its subsidiaries.
10.4.	~~10.3.~~ The convening notice calling a General Meeting at which a motion for capital reduction is proposed, shall specify the purpose of the capital reduction as well as the method of reduction.
10.5.	Article 25.3 shall apply mutatis mutandis to a resolution to reduce the issued capital with repayment on shares.

CHAPTER V

Transfer of shares. Usufruct. Pledge

Article 11. Transfer of shares

11.1.	The transfer of shares shall require a deed intended for that purpose which has been executed before a civil-law notary practising in the Netherlands, and also, except if the Company itself is a party to that legal act, a written acknowledgement of the transfer by the Company.
11.2.	The provisions of Article 11.1 shall also apply to the allotment of shares in the event of a partition of any jointly held property, the transfer of a share as a consequence of foreclosure of a right of pledge, the creation, surrender and transfer of a right of usufruct on a share and the creation and surrender of a right of pledge on a share.
11.3.	No restriction as referred to in article 2:195 paragraph 1 of the Dutch Civil Code is applicable to the transfer of shares in the capital of the Company.

Article 12. Usufruct

12.1.	A shareholder may freely create a right of usufruct on one or more of his shares.
12.2.	The shareholder shall have the voting rights attached to the shares on which the usufruct has been established.
12.3.	In deviation from Article 12.2, the voting rights shall be vested in the usufructuary if such is determined upon the creation of the right of usufruct.
12.4.	The shareholder without voting rights and the usufructuary with voting rights shall have the rights conferred by law upon depositary receipt holders with meeting rights. The usufructuary without voting rights shall also have such rights unless these are withheld from such person upon the creation or transfer of the usufruct.

Article 13. Pledge

13.1.	A shareholder may create a right of pledge on one or more of his shares.
13.2.	The shareholder shall have the voting rights attached to the shares on which the pledge has been established.

13.3.	In deviation from Article 13.2, the voting rights shall be vested in the pledgee if such is provided upon the creation of the pledge.
13.4.	The shareholder without voting rights and the pledgee with voting rights shall have the rights conferred by law upon depositary receipt holders with meeting rights. Pledgees without voting rights shall also have such rights unless these are withheld from them upon the creation or transfer of the pledge.
13.5.	If a pledge is created without acknowledgement by or service on the Company, the rights pursuant to the provisions of this Article 13 shall vest in the pledgee only after the pledge has been acknowledged by, or notice thereof has been served on, the Company.

CHAPTER VI

Board of Directors

Article 14. Board of Directors.

14.1.	The Board of Directors shall be in charge of managing the Company, subject to the restrictions set forth in these Articles of Association, in particular those relating to the allocation of responsibilities between the executive directors and the non-executive directors.
14.2.	In performing their duties, the directors shall act in accordance with the interest of the Company and the business connected to it.

Article 15. Appointment.

15.1.	The Board of Directors shall consist of one or more executive directors and one or more non-executive directors. The executive directors and the non-executive directors are hereinafter jointly also referred to as the “directors”.

~~The Board of Directors shall initially, as of the date of execution of this deed of amendment, subject to the provisions of the following sentence, consist of seven (7) persons, of whom two (2) shall be executive directors and five (5) shall be non-executive directors.~~ The total number of directors, the total number of executive directors and the total number of non-executive directors, shall be laid down in, and may be increased or decreased pursuant to a resolution of ~~the Board of Directors approved by a majority vote of all of the executive directors, and a majority vote of all of the non-executive directors, then in office~~, the General Meeting. A decrease in the number of directors, or in the number of executive or non-executive directors, shall not result in a decrease in the term of office of any director in office at the time of such decrease in the number of directors. Only natural persons can be directors.

15.2.	The non-executive directors shall supervise the fulfilment of their duties by the executive directors and shall supervise the general affairs of the Company. The executive directors are responsible for the day-to-day management of the Company, in accordance with general policies adopted from time to time by the

Board of Directors. Non-executive directors shall be involved in the day-to-day management of the Company only in relation to those matters specifically assigned to non-executive directors or to the Board of Directors as a whole pursuant to these Articles of Association or the corporate governance guidelines (reglement) of the Board of Directors, and only to the extent specifically so entrusted by these Articles of Association and the corporate governance guidelines to the non-executive directors or the Board of Directors as a whole.

15.3.	The executive directors shall comply with any specific instructions given to them by the Board of Directors as a whole.
15.4.	No non-executive director shall be obligated to take any steps to prevent any actual or alleged mismanagement (onbehoorlijke taakvervulling) of the Company and its subsidiaries except if and to the extent that the relevant non-executive director has actual knowledge of, or, after exercise of reasonable inquiry consistent with his duties as a non-executive director of the Company, should have had knowledge of, the facts constituting such actual or alleged mismanagement.
15.5.	The executive directors and non-executive directors shall be appointed by the General Meeting. A director shall be designated by the General Meeting as an executive director or a non-executive director at the time of his election to the Board of Directors.
15.6.	Except as otherwise provided in this Article 15.6, the directors shall serve for a term of three (3) years from the date of their election until the end of the annual General Meeting held in the third year following their election. ~~However, (i) the initial term of office of the executive directors serving as such immediately prior to the execution of this deed of amendment shall expire at the end of the annual General Meeting held in the year two thousand fifteen and (ii) the initial term of office of the non-executive directors serving as such immediately prior to the execution of this deed of amendment shall expire at the end of the annual General Meeting held in the year two thousand sixteen. The Board of Directors~~The General Meeting may, at the time ~~of its proposal to the General Meeting to elect~~ a new director is elected to fill a vacancy as a consequence of a change in the number of directors, or otherwise, determine that a particular newly elected director will serve for a shorter or longer term than three (3) years to ensure that the terms of office of approximately one-third of the members of the Board of Directors expire each year.
15.7.	The Board of Directors shall appoint one of its non-executive members to be its Presiding Director (voorzitter) for such period as the Board of Directors may decide. The Presiding Director presides at the meeting of the Board of Directors.

15.8.	The Board of Directors may designate one of the executive directors as Chief Executive Officer and one of the executive directors as Chairman of the Company.
15.9.	Except as otherwise permitted by Article ~~132~~242a of Book 2 of the Dutch Civil Code, a director may hold a maximum of two (2) memberships of supervisory boards and/or non-executive board memberships of Dutch limited liability companies (naamloze vennootschappen), Dutch private companies with limited liability (besloten vennootschappen met beperkte aansprakelijkheid) and Dutch foundations (stichtingen) which do not meet at least two of the statutory requirements as laid down in Article 2:397 paragraph 1 and 2 Dutch Civil Code (or, in the case of a foundation, Article 297a, paragraph 1, of the Dutch Civil Code), taking into account that the chairmanship of a supervisory board or of a Board of Directors, in case the board is divided into executive and non-executive directors, counts twice for these purposes.
15.10.	The appointment of a member of the Board of Directors in itself does not constitute an employment contract (arbeidsovereenkomst) between the member of the Board and the Company. An employment contract between the Company and a director is prohibited.

Article 16. Suspension and dismissal.

16.1.	The General Meeting shall at all times have the power to suspend or dismiss each director, provided that the resolution is passed by a majority of no less than two-thirds of the votes cast, which vote also represents more than one-half of the Company’s issued capital.

The Board of Directors as a whole shall also have the power to suspend each executive director.

16.2.	Any such suspension may be extended several times but the total term of the suspension may not exceed three (3) months. The suspension shall expire at the end of this period if no resolution has been adopted either to lift the suspension or to dismiss the director.

Article 17. Compensation.

17.1.	The Company shall have a policy regarding the compensation of the Board of Directors. The compensation policy shall be adopted by the General Meeting upon the proposal of the Board of Directors and may only be amended by the General Meeting pursuant to a proposal of the Board of Directors. The compensation policy shall contain at least the items as set forth in Article 2:383c up to and including Article 2:383e of the Dutch Civil Code, to the extent that these relate to the directors.
17.2.	The compensation and the other terms and conditions of service of each executive director are determined by the non-executive directors acting by a majority vote of all non-executive directors in office, with due observance of the compensation policy. The compensation of the non-executive directors is determined by the General Meeting pursuant to a proposal of the Board of Directors.

17.3.	A proposal for the compensation of directors in the form of shares or rights to acquire shares shall be submitted by the Board of Directors to the General Meeting for approval. Approval of option or share grants to directors may also cover all future grants by the Board of Directors or a committee thereof under present and future equity incentive plans approved by the Board of Directors from time to time, within the limits of the shares available for grant under such plans from time to time.

Article 18. Decision-making. Division of duties.

18.1.	The Board of Directors shall meet as often as any two directors may deem necessary.
18.2.	In the meeting of the Board of Directors each director has a right to cast one vote. Except as specifically provided herein, all resolutions by the Board of Directors shall be adopted by an absolute majority of the votes cast in a meeting at which a majority of the directors is present or represented. If there is a tie in votes, the proposal will be rejected. Matters that are specifically entrusted to the non-executive directors as a group pursuant to these Articles or the provisions of Dutch law shall be decided by a majority vote of all non-executive directors in office at the time of the relevant decision.
18.3.	A director may grant another director a written proxy to represent him at a particular meeting indicated in such proxy.
18.4.	Resolutions of the Board of Directors may be adopted in writing – including any electronic message and facsimile, or in the form of a message transmitted by any accepted means of communication and received or capable of being produced in writing – by all directors in office who are entitled to vote on the relevant resolution provided that all directors are familiar with the resolution to be passed and none of them objects to this decision-making process.
18.5.	The Board of Directors may adopt rules and regulations governing its decision-making process.
18.6.	Subject at all times to the provisions of Articles 15.1 up to and including 15.4, the Board of Directors may make a division of duties, specifying the individual duties of every director.
18.7.	Subject to the provisions of Article 18.8, a director shall not take part in any discussion or decision-making in respect of which such director has directly or indirectly personally a conflict of interest with the Company and the business connected to it.
18.8.	If no resolution can be adopted by the Board of Directors as a result of Article 18.7 because all directors have a conflict of interest, the Board of Directors shall nonetheless be authorized to adopt a resolution and those directors who have a conflict of interest shall be entitled to vote on such resolution.

18.9.	The executive directors shall timely provide the non-executive directors with any such information as may be necessary for the non-executive directors to perform their duties or as may be requested from time to time by any non-executive directors.
18.10.	The Board of Directors may establish such committees as it may deem necessary. The Board of Directors appoints the members of each committee and determines the tasks of each committee. The Board of Directors may at any time change the duties and the composition of a committee.

If the Board of Directors consists of more than four (4) non-executive directors, the Board of Directors must establish at least an audit committee, a compensation committee and a nominating and corporate governance committee.

The Board of Directors shall draw up charters governing each committee’s internal affairs.

Article 19. Representative authority.

19.1.	The Board of Directors shall represent the Company. The authority to represent the Company shall also be vested in each executive director individually. For the avoidance of doubt, the non-executive directors shall have no authority to represent the Company individually except as provided in Article 22 in the case of absence or inability to act of all executive directors.
19.2.	The Board of Directors may appoint officers and grant them a general or special power of attorney. Their titles shall be determined by the Board of Directors. Every attorney in fact shall represent the Company within the bounds of his or her authorization.

Article 20. Approval of executive director actions.

20.1.	The Board of Directors may resolve that specific actions by the executive directors must be approved in advance by a resolution of the Board of Directors. All such resolutions subjecting actions of the executive directors to the prior adoption of a resolution of the Board of Directors shall be in writing and notified to the executive directors. The absence of approval by a Board resolution as meant in this Article 20.1 does not affect the representative authority of the executive directors.
20.2.	Without prejudice to the other provisions in these Articles of Association, the approval of the General Meeting shall be required for decisions by the Board of Directors leading to an important change in the Company’s or its business enterprise’s identity or character, including in any case:
a.	the transfer of the business of the Company or almost the entire business of the Company to a third party;

b.	the entering into or termination of any long-term co-operative arrangement between the Company or any subsidiary of the Company and another legal entity or company, or as a general partner in a limited or general partnership, if such cooperative arrangement or termination is of substantial significance for the Company;
c.	the disposal of a participation in the capital of a company with a value of at least one-third of the amount of the Company’s assets according to the Company’s consolidated balance sheet, forming part of the most recently adopted annual accounts of the Company; or
d.	the acquisition of a participation in the capital of a company with a value of at least one-third of the amount of the Company’s assets according to the Company’s consolidated balance sheet, forming part of the most recently adopted annual accounts of the Company.

Article 21. Conflicts of interests.

Resolutions to enter into transactions in which there is a conflict of interest with any of the directors can only be taken in accordance with the provisions of Articles 18.7 and 18.8.

Article 22. Absence or inability to act.

If an executive director is absent or unable to act, the remaining executive director(s) shall be temporarily charged with the management of the Company. If the sole executive director is, or all executive directors are, absent or unable to act, the following shall apply: The Board of Directors may designate one or more executive officers of the Company who shall be charged with the day-to-day management of the Company, under the supervision of the Board of Directors, during the absence or inability to act of all executive directors, and each such executive officer shall be authorized to represent the Company during the absence or inability to act of all executive directors. During the absence or inability to act of all executive directors, either (i) the Board of Directors, or (ii) any executive officer designated by a resolution of the Board of Directors as set forth in the preceding sentence, acting with the approval of the Board of Directors, may call a General Meeting to fill the vacancy created by the absence or inability to act of all executive directors, if such absence or inability to act of all executive directors continues for thirty (30) days or more. In the absence of a resolution adopted by the Board of Directors as described in the two preceding sentences charging one or more executive officers of the Company with the day-to-day management of the Company during the absence or inability to act of all executive directors, the non-executive directors shall be temporarily charged with the management of the Company during the absence or inability to act of all executive directors and each non-executive director shall be entitled to represent the Company during such absence or inability to act of all executive directors.

If all directors are absent or unable to act, then the executive officers of the Company shall be charged with the management of the business of the Company, and each such executive officer shall be entitled to represent the Company during the absence or inability to act of all directors and any executive officer may call a General Meeting to fill the vacancies in the Board of Directors. If no executive officer calls a General Meeting for such purpose within thirty (30) days after the first date when all directors were absent or unable to act, then any holder(s) of one percent (1%) or more of the Company’s issued capital may call a General Meeting for such purpose.

CHAPTER VII

Annual accounts. Profits

Article 23. Financial year. Drawing up the annual accounts

23.1.	The Company’s financial year shall be concurrent with the calendar year.
23.2.	The Board of Directors shall prepare the annual accounts, within five (5) months of the end of each financial year, unless such period is extended in accordance with the provisions of applicable law.
23.3.	Within the period for preparation thereof, as referred to in Article 23.2, the annual accounts shall also be made available to the public to the extent required by law. Furthermore, the annual financial information shall be available at the offices of the Company. If requested, the Company shall provide to those entitled to attend meetings copies of the annual financial information free of charge. If these documents are amended, this obligation shall also extend to the amended documents.
23.4.	The annual accounts shall be signed by all members of the Board of Directors. If the signature of one or more of them is lacking, this fact and the reason therefor shall be indicated.
23.5.	The annual accounts shall be adopted by the General Meeting.
23.6.	After adoption of the annual accounts, the General Meeting may by separate agenda items discharge the executive directors, in respect of their management of the Company, and the non-executive directors in respect of their supervision of the Company’s management and their management of the Company to the extent that the non-executive directors have been involved in the management of the Company as set forth herein, in each case during the relevant financial year insofar as this appears from the annual accounts or otherwise is apparent from public disclosures.
23.7.	The Company shall be obligated to deposit the annual accounts within eight days after adoption thereof at the office of the trade register.

Article 24. Auditor

24.1.	The General Meeting shall instruct an accountant to audit the annual accounts and the annual report, as drawn up by the Board of Directors, to report thereon and to issue an auditor’s certificate with respect thereto. If the General Meeting fails to instruct an external auditor, the Board of Directors shall be authorized to do so. The annual accounts shall not be adopted by the General Meeting if the General Meeting is not able to take cognizance of the auditor’s certificate, unless a legitimate ground is given why the certificate is lacking.

24.2.	The compensation of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Board of Directors.
24.3.	The auditor shall record his findings in a report commenting on the true and fair nature of the annual accounts. The auditor shall send such report to the Board of Directors.
24.4.	The external auditor may be questioned by the General Meeting in relation to his statement on the fairness of the annual accounts. The external auditor shall therefore attend and be entitled to address this meeting.

Article 25. Allocations of profit

25.1.	The Board of Directors shall determine which portion of the profits shall be reserved. The profit remaining after application of the previous sentence, if any, shall be at the disposal of the General Meeting. A resolution to pay a dividend shall be dealt with as a separate agenda item at the General Meeting.
25.2.	The Company may make distributions to the shareholders and other persons entitled to the distributable profits only to the extent that the Company’s shareholders’ equity exceeds ~~the sum of the paid-in capital and~~ the reserves which it is required by law to maintain.
25.3.	~~Distribution of profit shall be effected after the adoption of the annual accounts which show that this is permitted.~~A resolution to make a distribution has no effect until the Board of Directors has granted approval for such resolution. The Board of Directors shall refuse this approval only if it knows or should reasonably foresee that the Company will be unable to continue to pay its short-term debts after the distribution.
~~25.4.~~	~~The Board of Directors may make interim distributions only to the extent that the requirements set forth in Article 25.2 above are satisfied, as apparent from an (interim) financial statement drawn up in accordance with the law.~~
~~25.5.~~	~~The Board of Directors may decide to make payments to holders of shares out of reserves which are not required to be maintained by law or these Articles of Association, if such payment is permitted by Article 25.2.~~
25.4.	~~25.6.~~ Any claim a shareholder may have to a distribution shall lapse after five (5) years, to be computed from the day on which such a distribution becomes payable.
25.5.	~~25.7.~~ A dividend or other distribution may be payable in cash or other property, including shares in the capital of the Company.
25.6.	~~25.8.~~ The Board of Directors may determine a record date for the payment of a dividend or other distribution, which shall not be earlier than sixty (60) days before the date of payment of such dividend or other distribution. If the Board of Directors determines a record date for the payment of a dividend or other distribution, only the shareholders of the Company as of such record date shall be entitled to receive the relevant dividend or other distribution, and only in respect of those shares held by such shareholders on such record date.

25.7.	~~25.9.~~ The timing and method of payment of a dividend or other distribution shall be determined by the Board of Directors in accordance with applicable laws and regulations in the resolution for the declaration (betaalbaarstelling) of such dividend or other distribution.

CHAPTER VIII

General meetings

Article 26. Annual General Meeting

26.1.	Within six (6) months of the end of the Company's financial year the annual General Meeting shall be held.
26.2.	The agenda of that meeting shall, among other matters, contain the following items:
a.	discussion of the annual report;
b.	adoption of the annual accounts;
c.	discharge of the executive directors and non-executive directors for their management and/or supervision of management, as more fully set forth in Article 23.6, during the past financial year;
d.	appropriation of profits for the preceding year;
e.	filling of any vacancies in the Board of Directors.

Article 27. Other General Meetings

~~27.1.~~	~~Within three months after the Board of Directors considers it likely that the equity of the Company has decreased to an amount equal to or less than half of the paid and called up part of the Company’s capital, a General Meeting shall be held to discuss the measures to be taken, if necessary.~~
27.1.	~~27.2.~~ Without prejudice to the provisions of Articles ~~26.1, 27.1~~26.1 and Article 22, General Meetings shall be held as often as the Board of Directors deems necessary.

Article 28. Convocation. Agenda

28.1.	General Meetings shall be called by the Board of Directors.
28.2.	Notice of the meeting shall be given not later than on the fifteenth day prior to the day of the meeting.
28.3.	The convening notice shall specify the items to be discussed. Items which have not been specified in the convening notice may also be put on the agenda of the meeting with due observance of the notice requirements of Article 28.2.
28.4.	The agenda shall contain such matters as may be placed thereon by the Board of Directors. Furthermore, the agenda shall contain such items as requested in writing by one or more persons entitled to attend the General Meeting, representing solely or jointly at least ~~three~~one percent (~~3~~1%) of the Company’s issued capital, at least sixty (60) days before the date of the meeting. The meeting shall not adopt resolutions on matters other than those that have been placed on the agenda.

28.5.	Notifications of the General Meetings, and all other notifications required by law to be given to ~~shareholders and depositary receipt~~the holders of meeting rights, shall be given by an announcement published through the Company’s website and via any other electronic communication method that is directly and permanently accessible until the General Meeting and by mail directed to the shareholders at their addresses shown on the shareholders register, or by email addressed to the email address which a shareholder has indicated in writing to the Company, as well as via such announcements as may be required pursuant to the laws and regulations of each jurisdiction in which the shares of the Company have been admitted to trading on a regulated market. Notice delivered by mail shall be effective when it is placed in the post, postage prepaid, addressed to the relevant shareholder at his address as shown in the shareholders register.

Article 29. Place of the meetings

General Meetings shall be held in the following places in The Netherlands: Amsterdam, The Hague, Rotterdam or Haarlemmermeer (Schiphol Airport). In a meeting held elsewhere, valid resolutions can only be taken if ~~the entire issued capital is represented~~(i) all persons with meeting rights have declared to consent to the place of the meeting, and (ii) the director(s) has (have) had the opportunity to provide advice prior to the adoption of resolutions. The convening notice shall state the place where the General Meeting shall be held.

Article 30. Imperfect convocation General Meeting

Valid resolutions in respect of matters which were not mentioned on the agenda in the notice of meeting, or which have not been properly published, or in respect of which there has been no due observance of the period set for notice, can only be taken by unanimous votes in a meeting where the entire issued capital is represented, provided that (i) all persons with meeting rights have declared to consent that adoption of resolutions shall take place, and (ii) the director(s) has (have) had the opportunity to provide advice prior to the adoption of resolutions.

Article 31. Chairman

31.1.	The General Meetings shall be chaired by the Presiding Director of the Board of Directors. If the Presiding Director of the Board of Directors is not present at a meeting, the meeting shall be chaired by another non-executive director designated by the Board of Directors.
31.2.	If no chairman for a meeting has been appointed in accordance with Article

31.1, the meeting shall appoint its chairman itself.

Article 32. Voting results / Minutes

32.1.	The voting results for each resolution adopted at a General Meeting, including (i) the number of shares that have been validly voted upon, (ii) the number of shares that have been validly voted upon as a percentage of the issued share capital, (iii) the total number of votes validly cast and (iv) the number of votes cast in favor of and against the resolution as well as the number of abstentions, must be posted on the Company’s website not later than the fifteenth day following the day of the General Meeting.
32.2.	Minutes shall be taken of the matters discussed at every General Meeting by a secretary to be appointed by the chairman of the meeting.
32.3.	The minutes of the General Meeting shall be made available on the Company’s website no later than three months after the end of the meeting.
32.4.	The minutes shall be adopted by the chairman and the secretary of the meeting and signed by them to that effect three months after the minutes have been made available on the Company’s website.
32.5.	The chairman of the meeting, or the person who requested the meeting, may decide that an official notarial report should be drawn up of the matters discussed at the meeting. This report must be co-signed by the chairman of the meeting.

Article 33. Rights exercisable during a meeting. Admission

33.1.	Every holder of shares and every other party entitled to attend the meeting who derives his rights from such shares, is only entitled to attend the General Meeting in person, or represented by a person holding a written proxy, to address the meeting and, in as far as he has voting rights, to vote at the meeting, if he has lodged documentary evidence of his voting rights or meeting rights within a time and in a manner specified by the Board of Directors in the notice of meeting. Such time may not be earlier than ~~seven~~three days before the date of the meeting. The requirement of a written proxy is also met if the proxy is recorded electronically.
~~33.2.~~	~~In terms of applying the provisions of Article 33.1, the Board of Directors may determine that those entitled to vote and/or attend the meeting shall be those who (i) are a shareholder or otherwise entitled to attend the meeting on the twenty-eighth day before the General Meeting (“record date”) and (ii) are registered as such in a register (or one of more parts thereof) designated by the Board of Directors, hereinafter referred to as “the register”. If the Board of Directors sets a record date, it must be the date which is exactly twenty-eight (28) days before the date of the General Meeting and not an earlier or later date.~~
~~33.3.~~	~~The convocation to the General Meeting shall state the record date, where and~~

~~the manner in which registration shall take place, and the procedure(s) to participate and exercise voting rights in the General Meeting (including procedures for persons holding a written proxy for a shareholder or other person entitled to attend the meeting). The convocation may also provide that (i) shareholders or other persons entitled to attend the meeting may participate in the meeting, cast votes at the meeting and/or speak at the meeting, directly or through the holder of a written proxy, by way of an electronic means of communication designated in the convocation provided that such means of communication satisfies the conditions set forth in Article 2:117a, paragraph 2, of the Dutch Civil Code and/or (ii) that votes cast in advance of the meeting, on or after the record date in respect thereto, by means of an electronic means of communication as specified in the convocation, will be deemed to have been cast at the meeting.~~

33.2.	~~33.4.~~ The chairman of the General Meeting shall decide whether persons other than those who are entitled to admittance pursuant to the aforementioned provisions shall be admitted to the meeting.
33.3.	~~33.5.~~ The attendance list must be signed by each person with voting rights and/or meeting rights or his representative.
33.4.	~~33.6.~~ The members of the Board of Directors shall have the right to attend the General Meeting. In these meetings they shall have an advisory vote.

Article 34. Decision making by General Meeting

34.1.	The Board of Directors shall provide the General Meeting with all information that it requires, unless this would be contrary to an overriding interest of the Company. In the event of such an overriding interest, the Board of Directors shall give the reason for withholding information.
34.2.	Resolutions of the General Meeting shall be passed by an absolute majority of the votes cast, unless the law or these Articles of Association prescribe a greater majority.
34.3.	The General Meeting may only adopt the following resolutions ~~upon a proposal by the Board of Directors~~with the special majority set out below:
a.	a resolution to amend the Articles of Association of the Company;
b.	a resolution to effect a legal merger (juridische fusie) or demerger (juridische splitsing);
c.	a resolution to liquidate or dissolve the Company;
d.	a resolution to take one of the actions referred to in Article 20.2.

Any resolution to take any of the actions described in paragraphs a. through c. above, or in Article 20.2.a. through c., can only be adopted by a majority of no less than two-thirds of the votes cast, which vote also represents more than one-half of the Company’s issued capital. In addition, any resolution to approve the acquisition of a participation in the capital of a company, as referred to in

Article 20.2.d., must be adopted by a majority of not less than two-thirds of the votes cast, which vote also represents more than one-half of the Company’s issued capital, if the acquisition has a value of twenty percent (20%) or more of the Company’s Total Market Capitalization at the date of the entering into by the Company of the definitive agreement for such acquisition. As used herein the term “Total Market Capitalization” of the Company as of any date shall mean (i) the total number of the Company’s issued and outstanding ordinary shares as of such date multiplied by (ii) the Closing Price of an ordinary share of the Company as of such date. As used herein the term “Closing Price” of an ordinary share of the Company as of any date shall mean the average closing price of an ordinary share of the Company on the principal securities exchange or interdealer quotation system where the Company’s ordinary shares are then traded, during a period of up to thirty (30) trading days prior to such date, which period shall be determined by the Board of Directors.

34.4.	If no absolute majority is reached by a vote taken with respect to the election of persons, a second vote shall be taken whereby the voters are not required to vote for the previous candidates. If, again, no one has gained an absolute majority of the votes, new votes shall be held until either one person has gained an absolute majority or, if the vote was between two persons, the votes are equally divided. Such new votes (except for the second vote) shall only take place between the candidates who were voted for in the previous vote, except for the person who received the lowest number of votes. If in the previous vote two or more persons have the lowest number of votes, it shall be decided by lot who cannot be voted for at the new vote. If, in the event of an election between two candidates, the votes are equally divided, it shall be decided by lot who has been elected.
34.5.	If a vote is taken in respect of matters other than in relation to election of persons and the votes are equally divided, the relevant motion shall be considered rejected.
34.6.	All voting shall take place orally unless the chairman of the meeting decides to have votes taken in writing or any person entitled to vote requests a vote in writing. A vote in writing shall take place by means of signed ballot papers.
34.7.	Abstentions and invalid votes shall be deemed not to have been cast.
34.8.	Votes by acclamation shall be allowed unless one of the persons present and entitled to vote objects.
34.9.	The view of the chairman of the meeting stated at the meeting expressing that the General Meeting has passed a resolution shall be decisive. The same shall apply to the contents of the resolution so passed, provided that the relevant resolution was not proposed in writing. However, if the chairman's view is challenged immediately after it is expressed, a new vote shall be taken if the majority of the persons present and entitled to vote so require or, if the original vote was not by voice vote or by ballot, if one person present and entitled to vote so requires. The new vote shall nullify the legal consequences of the original vote.

CHAPTER IX

Amendment to the Articles of Association, dissolution, demerger and merger. Liquidation.

Article 35. Amendment to the Articles of Association and dissolution

35.1.	Notwithstanding the provisions of article 2:331 paragraph 1 of the Dutch Civil Code and article 2:334ff paragraph 1 of the Dutch Civil Code, the General Meeting may resolve to merge the Company, or to demerge the Company, as well as to amend the Articles of Association or to dissolve the Company.
35.2.	~~If a proposal to amend the Articles of Association or to dissolve the Company is to be submitted to the General Meeting, the convening notice must state this fact. At the same time, if the proposal is for an amendment to~~Those who convene a General Meeting in which a proposal is made to adopt a resolution to amend the Articles of Association~~,~~ must deposit a copy of the proposal ~~containing a~~, stating the verbatim text of the proposed amendment ~~must be deposited~~, at the offices of the Company~~'s office~~ for inspection by the shareholders ~~and depositary receipt holders until the meeting is adjourned.~~. The proposal must be deposited at the same time as the notice of the meeting and kept there until after the close of the meeting. The shareholders must be given the opportunity to obtain a copy of the proposal described in the preceding sentence from the day on which the convening notice for that meeting is dispatched until the day of the General Meeting. Such copies shall be provided free of charge.

Article 36. Liquidation

36.1.	If the Company is dissolved pursuant to a resolution by the General Meeting, the directors shall be the liquidators of the Company, unless the General Meeting appoints one or more other ~~persons as liquidators~~person(s) as liquidator(s). The General Meeting determines the remuneration of the ~~liquidators~~liquidator(s).
36.2.	The provisions of these Articles of Association shall, to the fullest extent possible, continue to be in force during the liquidation.
36.3.	The surplus remaining after payment of the debts shall be paid to each shareholder in proportion to the total nominal value of such shareholder’s individual shareholding.
36.4.	After the Company has ceased to exist the books, records and other carriers of data shall be kept by the person designated thereto by the ~~liquidators~~liquidator(s) for seven years.

CHAPTER X

Indemnification

Article 37. Indemnification

37.1.	The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a member of the Board of Directors, officer, employee or agent of the Company, or is or was serving at the request of the Company as a supervisory director, member of the management board, officer, director, employee, trustee or agent of another company, partnership, joint venture, trust or other enterprise or entity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful or outside of his mandate. The termination of any action, suit or proceeding by a judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and not in a manner which he reasonably could believe to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful or outside of his mandate.
37.2.	The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding by or in the right of the Company to procure a judgment in its favor, by reason of the fact that he is or was a member of the Board of Directors, officer or agent of the Company, or is or was serving at the request of the Company as a supervisory director, member of the management board, officer, director, employee, trustee or agent of another company, partnership, joint venture, trust or other enterprise or entity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the Company, unless and only to the extent that the court in which such action or proceeding was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification against such expenses which the court in which such action or proceeding was brought or such other court having appropriate jurisdiction shall deem proper.

37.3.	To the extent that a member of the Board of Directors, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding, referred to in Articles 37.1 and 37.2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.
37.4.	Any indemnification by the Company referred to in Articles 37.1 and 37.2 shall (unless ordered by a court) only be made upon a determination that indemnification of the member of the Board of Directors, officer, director, employee, trustee or agent is proper under the circumstances because he had met the applicable standard of conduct set forth in Articles 37.1 and 37.2. Such determination shall be made:
a.	by a majority of the members of the Board of Directors who are not parties to such action, suit or proceeding, even though less than a quorum, or
b.	if there are no members of the Board of Directors who are not named as parties to such action, suit or proceeding or if the members of the Board of Directors who are not named as parties to such action, suit or proceeding so direct, by independent legal counsel in a written opinion; or
c.	by the General Meeting.
37.5.	Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon a resolution of the Board of Directors with respect to the specific case upon receipt of an undertaking by or on behalf of the relevant member of the Board of Directors, officer, director, employee, trustee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorized in this Article 37.
37.6.	The indemnification provided for by this Article 37 shall not be deemed exclusive of any other right to which a person seeking indemnification may be entitled under the laws of The Netherlands as from time to time amended or under any by-laws, agreement, resolution of the General Meeting or of the disinterested members of the Board of Directors or otherwise, both as to actions in his official capacity and as to actions in another capacity while holding such position, and shall continue as to a person who has ceased to be a member of the Board of Directors, officer, director, employee, trustee or agent and shall also inure to the benefit of the heirs, executors and administrators of such a person.

37.7.	The Company shall have the power to purchase and maintain insurance on behalf of any person who is or was a member of the Board of Directors, officer, employee or agent of the Company, or is or was serving at the request of the Company as a supervisory director, member of the management board, officer, director, employee, trustee or agent of another company, partnership, joint venture, trust or other enterprise, or entity, against any liability asserted against him and incurred by him in any such capacity or arising out of his capacity as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of this Article.
37.8.	Whenever in this Article 37 reference is made to the Company, this shall include, in addition to the resulting or surviving company also any constituent company (including any constituent company of a constituent company) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power to indemnify its supervisory directors, members of the management board, officers, employees and agents, so that any person who is or was a supervisory director, member of the management board, officer, employee or agent of such constituent company, or is or was serving at the request of such constituent company as a supervisory director, member of the management board, officer, director, employee, trustee or agent of another company, a partnership, joint venture, trust or other enterprise or entity, shall stand in the same position under the provisions of this Article 37 with respect to the resulting or surviving company as he would have with respect to such constituent company if its separate existence had continued.
37.9.	No person shall be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a member of the Board of Directors; provided, however, that the foregoing shall not eliminate or limit the liability of a member of the Board of Directors (1) for any breach of such individual’s duty of loyalty to the Company or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for any transaction from which the relevant member of the Board of Directors derived an improper personal benefit or (4) for personal liability which is imposed by Dutch law, as from time to time amended. Any amendment, repeal or modification of this Article 37 shall not adversely affect any right or protection of any person with respect to any act or omission occurring prior to such amendment, repeal or modification.

CONCLUSION

The person appearing in connection with this deed is known to me, civil-law notary.

THIS DEED

is executed in Amsterdam on the date stated at the head of the deed.

The substance of this deed and an explanation of the deed have been communicated to the person appearing, who has expressly taken cognisance of its contents and has agreed to its limited reading.

After a limited reading in accordance with the law, this deed was signed by the person appearing and by me, civil-law notary.

ANNEX 3

DRAFT POST-DELISTING DEED OF AMENDMENT

ANNEX 3

POST-DELISTING DEED OF AMENDMENT

Draft dated 4 May 2017

On the [●] day of [●]

two thousand and [●], appearing before me,

Martine Bijkerk, a civil-law notary in Amsterdam, is:

[●].

RECITALS

The person who appears before me, hereby declares:

A.	Latest amendment to the articles of association

The latest amendment to the articles of association of Mobileye [B.V.][N.V.], [a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid)][ a company with limited liability (naamloze vennootschap)], with its corporate seat in Amsterdam and its place of business at (97775) Jerusalem, Israel, Har Hotzvim, 13 Hartom Street, registered with the trade register under number 34158597 (the "Company") has been executed [on [●] before M. Bijkerk, aforementioned] [on the twelfth day of December two thousand and fourteen before a deputy for N.C. van Smaalen, a civil-law notary in Amsterdam].

B.	Resolution to convert the Company

The general meeting of the Company has resolved to convert (omzetten) the Company into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), effective upon execution of this deed of amendment (the "Conversion Resolution").

C.	Resolution to amend the articles of association

The general meeting of the Company has resolved to amend the articles of association of the Company and to adopt new articles of association in substitution therefore (the "Amendment Resolution").

D.	Authorization

Furthermore it was resolved to authorize the person appearing to sign the deed of amendment of the articles of association.

E.	Minutes

Evidence of said resolutions is by means of the minutes of the general meeting dated the [●] day of [●] two thousand and seventeen.

F.	Conditions Precedent

The Amendment Resolution provides that the execution of the present deed of amendment of the articles of association is subject to certain conditions precedent (the “Conditions Precedent”), which shall be conclusively evidenced by the delivery to the notary of a certificate, signed by an executive director of the Company, to the effect that the Conditions Precedent have been satisfied (the "Certificate"). The Certificate has been annexed to the present deed.

CONVERSION

In performance of the Conversion Resolution, the person appearing declares to convert the Company into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), within the meaning of Section 2:18 of the Dutch Civil Code.

AMENDMENT OF THE ARTICLES OF ASSOCIATION

~~[Current~~In performance of the Amendment Resolution, the person appearing declares to amend the articles of association~~]~~ as follows:

CHAPTER I

Definitions

Article 1.

In these Articles of association, the following terms shall have the following meaning:

-	~~a.~~ General Meeting: the corporate body of the Company constituting the general meeting of shareholders of the Company or a meeting of such corporate body;
-	~~b.~~ depositary receipts: depositary receipts for shares in the Company~~. Unless the context indicates otherwise, such receipts include depositary receipts issued with or without the Company's co-operation~~ to which no meeting rights are attached;
-	~~c.~~ depositary receipt holders: holders of depositary receipts ~~issued with the Company's co-operation~~. Unless otherwise stated such holders include persons who, as a result of any right of usufruct or right of pledge created on any share, have the rights conferred by law upon the holders of depositary receipts ~~issued~~ with ~~the Company's co-operation~~meeting rights;
-	~~d.~~ annual accounts: the balance sheet and profit and loss account plus explanatory notes and additional information thereto;
-	meeting rights: means the right to, either in person or through a holder of a written power of attorney, attend a General Meeting and to address such General Meeting;
-	~~e.~~ subsidiary:
-	a legal entity in respect of which the Company or any of its subsidiaries, whether or not pursuant to an agreement with other persons entitled to vote, can exercise either individually or collectively, more than one-half of the voting rights at the general meeting of such entity;
-	a legal entity of which the Company or any of its subsidiaries are members or shareholders, and in respect of which the Company or any of its subsidiaries have, either individually or collectively, the right to appoint or dismiss more than half of such legal entity's directors or supervisory directors, whether or not pursuant to any agreement with other persons having voting rights, if all persons having voting rights in fact cast their vote;

-	~~f.~~ auditor: a registered accountant or any such other accountant as referred to in Article 2:393 of the Dutch Civil Code, or any organization in which such accountants co-operate~~;~~
~~g.~~	~~regulated market: regulated market(s) or multilateral trading facility(/ies), as referred to in Article 1:1 of the Dutch Financial Supervision Act, where shares in the capital of the Company are admitted to trading, or any similar share trading market outside the European Union~~.

CHAPTER II

Name. Corporate seat. Objects

Article 2. Name and corporate seat

2.1.	The name of the Company is Mobileye ~~N~~B.V.
2.2.	The Company has its corporate seat at Amsterdam, The Netherlands.

Article 3. Objects

The objects of the Company are:

a.	to develop, manufacture and sell products for the automotive and transportation industries and/or vision-based technologies related to these products;
b.	to incorporate, participate in and conduct the management of other companies and businesses;
c.	to provide administrative, technical, financial, economic or managerial services to other companies, persons or businesses;
d.	to acquire, sell, transfer, manage, develop and exploit real and moveable property and other goods, including patents, trademark rights, licenses, permits, knowhow and other industrial property rights;
e.	to extend loans of money and/or to borrow money, and to provide security or guarantee the obligations of other parties in some other manner, or engage itself as jointly and severally liable along with or for other parties; and
f.	to perform any and all activities of industrial, financial or commercial nature, with the above being either by itself or in collaboration with third parties and including performing and promoting any directly or indirectly related actions, all in the widest sense of the word/words.

CHAPTER III

Capital and shares. Register of shareholders

Article 4. Authorized capital

4.1.	The authorized capital amounts to ten million one hundred twenty-five thousand six hundred fifty-seven euros and twenty-five eurocents (EUR

10,125,657.25) and is divided into one billion twelve million five hundred sixty-five thousand seven hundred twenty-five (1,012,565,725) ordinary shares, each with a nominal value of one eurocent (EUR 0.01).

4.2.	All shares shall be in registered form.
~~4.3.~~	~~The shares may be divided into fractional shares (onderaandelen).~~
4.3.	~~4.4.~~ No share certificates shall be issued for shares.

Article 5. Register of shareholders

5.1.	The Board of Directors shall keep, or cause to be kept, a register in which the names and addresses of all shareholders shall be recorded, specifying the date on which they acquired their shares, the date of acknowledgment by, or service upon the Company of notice of, the transaction by which such person became a shareholder, as well as the amount paid up on each share. The register shall also contain the names and addresses of all holders of a right of usufruct or pledge on shares, specifying the date on which they acquired such right, the date of acknowledgment by, or service upon the Company of notice of, such right and what rights such persons have been granted as referred to in ~~Articles~~Article 12 and Article 13.
5.2.	With due observance of the relevant statutory provisions, the register shall be kept by or on behalf of the Company, shall be regularly updated and, at the discretion of the Board of Directors, may, in whole or in part, be kept in more than one copy and at more than one address.
~~5.3.~~	~~Part of the register may be kept abroad in compliance with applicable laws or pursuant to the regulations of a regulated market to which shares are admitted to trading.~~

CHAPTER IV

Issue of shares. Own shares

Article 6. Issue of shares. Authorized corporate body

6.1.	The Company shall only issue shares pursuant to a resolution of the General Meeting or of another corporate body designated to do so by a resolution of the General Meeting ~~for a fixed period not exceeding five years. The designation must be accompanied by a stipulation as to the number of shares that may be issued. The designation may each time be extended for a period of up to five years. The designation may not be cancelled, unless the designation provides otherwise.~~.
~~6.2.~~	~~A decision by the General Meeting to issue shares or to designate another body to issue shares can only be taken upon the proposal of the Board of Directors.~~
~~6.3.~~	~~Within eight days after the resolution of the General Meeting to issue shares or to designate a corporate body, the Company shall deposit a full text thereof at the trade register.~~
~~6.4.~~	~~Within eight days after the end of each quarter, the Company shall notify the~~

~~trade register of each issue of shares, stating the number of shares.~~

6.2.	~~6.5.~~ The provisions of ~~Articles~~Article 6.1 ~~through 6.3~~ shall apply mutatis mutandis to the granting of rights to subscribe for shares, but shall not apply to the issue of shares to someone who exercises a previously existing right to subscribe for shares.

Article 7. Terms and conditions of issue. Pre-emptive rights

7.1.	If a resolution to issue shares is adopted, the issue price of the shares and the other conditions of the issue shall also be determined in the resolution.
7.2.	Each shareholder shall have a pre-emptive right with respect to any share issue in proportion to the aggregate nominal value of his shares, except ~~if shares are issued for a non-cash consideration or~~ if shares are issued to employees of the Company or of a group company.
~~7.3.~~	~~The Company shall announce the issue of shares which are subject to pre-emptive rights and the period of time during which such rights may be exercised, in the Staatscourant (Official Gazette), in a Dutch national daily newspaper and further any other publication as required in accordance with the laws of the regulated market on which shares in the Company’s capital are admitted to trading. The previous sentence does not apply if all shareholders are notified in writing of a proposed issuance in respect of which pre-emptive rights are applicable at the address indicated by each of them in the shareholders register.~~
~~7.4.~~	~~Pre-emptive rights may be exercised within at least two weeks after the day when the announcement in the Staatscourant (Official Gazette) was published or after the notification of the issuance was sent to the shareholders.~~
7.3.	~~7.5.~~ Pre-emptive rights may be restricted or excluded by a resolution of the General Meeting. ~~The reasons for the exclusion of pre-emptive rights and the issue price of the shares to be issued without pre-emptive rights must be given in writing in the proposal to adopt such resolution.~~ Pre-emptive rights may also be excluded or restricted by the authorized corporate body referred to in Article 6.1 if such corporate body is authorized by the resolution of the General Meeting ~~for a fixed period, not exceeding five years,~~ to restrict or exclude pre-emptive rights. ~~The designation may each time be extended for a period of up to five years. Unless determined otherwise, the designation cannot be cancelled. Upon termination of the authority of the corporate body to issue shares, its authority to restrict or exclude pre-emptive rights shall also terminate.~~
7.4.	~~7.6.~~ A resolution of the General Meeting to restrict or exclude pre-emptive rights or to authorize a corporate body to restrict or exclude pre-emptive rights, shall require a majority of at least two-thirds of the votes cast if less than one-half of the issued capital is represented at the General Meeting. ~~Within eight days~~

~~after the resolution, the Company shall deposit the full text thereof at the trade register.~~

7.5.	~~7.7.~~ Upon the granting of rights to subscribe to shares, the shareholders shall have a pre-emptive right. The provisions of the previous paragraphs of this Article shall apply mutatis mutandis to the granting of rights to subscribe to shares. Shareholders shall have no pre-emptive rights in respect of shares issued to a person who exercises a right to acquire shares granted to him at an earlier date.

Article 8. Payment for shares. Payment in cash. Non-cash Contribution

8.1.	Upon the issue of each share, the nominal value must be fully paid up~~, and, in addition, if the share is subscribed for at a higher amount, such amount must be fully paid~~. It may be stipulated that ~~a part, not exceeding three quarters of~~ the nominal value, ~~needs~~or part thereof, need only be paid after such part is called up by the Company.
8.2.	Payment for shares shall be made in cash unless a non-cash contribution has been agreed. Payment in foreign currency may only be made with the Company's approval. If payment is made in foreign currency, the payment obligation shall be considered fulfilled up to the Netherlands currency amount into which the foreign currency can be freely converted. The basis for determination shall be the rate of exchange on the day of payment. ~~If the shares or depositary receipts will without delay, upon issue, be admitted to trading on a regulated market outside The Netherlands, the Company may demand that payment be made based on the rate of exchange on a fixed day within two months before the last day on which payment must be made. If payment is made in foreign currency, a banker's statement as referred to in Article 2:93a paragraph 2 of the Dutch Civil Code shall be deposited at the trade register within two weeks after payment.~~
8.3.	The Board of Directors is authorized to enter into an agreement relating to payment for shares other than in cash. In accordance with Article 2:~~94~~204b paragraph 1 of the Dutch Civil Code, a description shall be drawn up of the contribution to be made.
~~8.4.~~	~~An auditor as mentioned in Article 2:393 paragraph 1 of the Dutch Civil Code shall issue a statement on the description of the contribution to be made.~~
~~8.5.~~	~~The provisions set out in this Article relating to the description and auditor's statement shall not apply to the cases referred to in Article 2:94b paragraph 3 or paragraph 5 of the Dutch Civil Code.~~
8.4.	~~8.6.~~ The Board of Directors is authorized to take actions as specified in Article 2:~~94~~204 of the Dutch Civil Code without approval of the General Meeting.

Article 9. Own shares. ~~Financial assistance~~

9.1.	The Company may not subscribe for its own shares, or depositary receipts therefor, upon the issue thereof.

9.2.	The Board of Directors resolves on the acquisition of shares in the capital of the Company. The acquisition by the Company of shares in its own capital when those shares have not been fully paid up shall be null and void.
9.3.	~~9.2.~~ The Company may only acquire fully paid up shares in its own capital, or depositary receipts therefor, without consideration or if:
a.	its shareholders equity~~, determined as set forth in Article 9.3,~~ less the acquisition price, is not less than ~~the sum of the paid and called up part of its capital and~~ the reserves, which must be maintained by law or under the Articles, and
b.	the ~~nominal amount of the shares in its capital or depositary receipts thereof which the Company acquires, holds, holds as pledgee or which are held by a subsidiary company, is not more than one half of the Company’s issued capital.~~ Board of Directors neither knows or should reasonably foresee that the Company upon acquisition will not be able to continue paying its debts when they become due.
~~9.3.~~	~~The validity of the acquisition shall be determined on the basis of the amount of the Company's equity according to the most recently adopted balance sheet decreased with the acquisition price of shares in the Company's capital or depositary receipts, the amounts of loans referred to in Article 98c, paragraph 2 of the Dutch Civil Code and any distributions to others out of profits or reserves which became payable by the Company and its subsidiaries after the date of that balance sheet. If more than six months have elapsed since the expiration of a financial year without adoption of the annual accounts for that year, an acquisition in accordance with the provisions of Article 9.2 is not permitted.~~
~~9.4.~~	~~The Board of Directors shall require the authorization of the General Meeting for an acquisition other than for no consideration. Such authorization resolution of the General Meeting shall be valid for a maximum period of eighteen months. In the authorization resolution, the General Meeting shall determine (i) the number of shares (including depositary receipts) that may be acquired, (ii) how the shares (including depositary receipts) may be acquired and (iii) the limits of the share prices within which shares (including depositary receipts) may be acquired.~~
~~9.5.~~	~~The authorization resolution of the General Meeting, as referred to in Article 9.4, is not required to the extent the Company acquires its own shares or depositary receipts admitted to trading on any regulated market, in order to transfer such shares or depositary receipts to employees of the Company or of a group company, pursuant to a scheme applicable to such employees.~~
~~9.6.~~	~~The Company may not with a view to any other party subscribing to or acquiring the Company's shares or depositary receipts, provide security or any price~~

~~guarantee, act as surety in any other manner, or bind itself jointly and severally or otherwise in addition to or on behalf of others. This prohibition shall also apply to its subsidiaries.~~

~~9.7.~~	~~The Company and its subsidiaries may not grant loans with a view to subscribing for its own shares or depositary receipts therefor or any other party acquiring shares in the capital of the Company or depositary receipts therefor, unless the Board of Directors passes a resolution to that effect and the conditions of Article 2:98c paragraphs 2 up to and including 7 of the Dutch Civil Code are fulfilled. This prohibition shall not apply if shares or depositary receipts therefor are subscribed for or acquired by employees of the Company or a group company.~~
~~9.8.~~	~~Shares in the Company's capital and depositary receipts therefor may, upon issue, not be subscribed for by or on behalf of any of the Company’s subsidiaries. The subsidiaries may acquire such shares or depositary receipts for their own account only insofar as the Company is permitted to acquire its own shares or depositary receipts pursuant to Articles 9.2 up to and including 9.5.~~
9.4.	~~9.9.~~ Disposition of any of the Company’s own shares or depositary receipts held by the Company shall require a resolution of the General Meeting provided that the General Meeting has not granted the authority to issue shares to another corporate body, in which case that other corporate body shall also be authorized to dispose of shares or depositary receipts in the Company’s own capital held by the Company. Pre-emptive rights are not applicable to any disposition of shares or depositary receipts pursuant to this Article ~~9.9.~~9.4.
9.5.	~~9.10.~~ The Company may not cast votes in respect of the Company’s own shares that are held by the Company or in respect of the Company’s own shares on which the Company has a right of usufruct or pledge. Nor may any votes be cast by the pledgee or usufructuary of the Company’s shares that are held by the Company if the right of pledge or usufruct was created by the Company. No votes may be cast in respect of the shares in respect of which depositary receipts are held by the Company. The provisions of this paragraph shall also apply to shares or depositary receipts held by any subsidiary or in respect of which any subsidiary holds a right of usufruct or pledge.
9.6.	~~9.11.~~ When determining to what extent the Company's capital is represented, or whether a majority represents a certain part of the capital, the shares for which no votes can be cast shall be disregarded.
9.7.	After the acquisition of its own shares at least one share with voting rights shall be held by and on behalf of someone other than the Company or one of its subsidiaries.

Article 10. Capital reduction

10.1.	~~At the proposal of the Board of Directors the~~The General Meeting may, with due observance of the relevant statutory provisions, resolve to reduce the issued capital by a cancellation of shares held by the Company or by amending the articles of association to reduce the nominal amount of the shares. Such resolution should not lead to repayment at the expense of reserves which should be maintained in accordance with Dutch law.
10.2.	For a resolution to reduce the capital, a majority of at least two-thirds of the votes cast shall be required if less than one-half of the issued capital is represented at the meeting.
10.3.	After the cancellation of shares at least one share with voting rights should be held by and on behalf of someone other than the Company or one of its subsidiaries.
10.4.	~~10.3.~~ The convening notice calling a General Meeting at which a motion for capital reduction is proposed, shall specify the purpose of the capital reduction as well as the method of reduction.
10.5.	Article 25.3 shall apply mutatis mutandis to a resolution to reduce the issued capital with repayment on shares.

CHAPTER V

Transfer of shares. Restriction on the Transfer of Shares. Usufruct. Pledge.

Article 11. Transfer of shares. Restriction on the Transfer of Shares.

11.1.	The transfer of ~~shares shall require a deed intended for that purpose, and also, except if the Company itself is a party to that legal act,~~a share can only be effected by way of a notarial deed to that effect, executed before a civil-law notary practicing in the Netherlands, to which deed all persons involved are a party, followed by a written acknowledgement of the transfer by the Company unless the Company itself is a party to the deed.
11.2.	The provisions of Article 11.1 shall also apply to the allotment of shares in the event of a partition of any jointly held property, to the transfer of a share as a consequence of foreclosure of a right of pledge, to the creation, surrender ~~and~~or transfer of a right of usufruct on a share, and to the creation ~~and~~or surrender of a right of pledge on a share.
11.3.	Prior to [DATE OF EXECUTION OF DEED OF AMENDMENT], no restriction as referred to in article 2:195 paragraph 1 of the Dutch Civil Code applies to the transfer of shares in the capital of the Company. The restrictions set forth in Articles 11.4 through 11.10 below apply to each transfer of any shares acquired after [DATE OF EXECUTION OF DEED OF AMENDMENT], but not to any other transfer of shares.
11.4.	Any share acquired by a shareholder on any day after [DATE OF EXECUTION OF DEED OF AMENDMENT] cannot be transferred prior to the first day of March two thousand and nineteen (the "lock-up period"), unless the Board of

Directors has approved the proposed transfer. The restriction on the transfer of shares laid down in this Article 11.4 shall not apply if and to the extent a shareholder must transfer its share to a previous holder pursuant to the law. For purposes of this Article 11.4 up to and including Article 11.10, a share shall be deemed to include a right to subscribe for new shares.

11.5.	An approval as described in Article 11.4 shall be applied for by way of a letter addressed to the Company for the attention of the Board of Directors, setting out the name of the applying shareholder, the number of shares for which a decision is sought, any share numbers, and the name of the person to whom the applicant wishes to transfer the shares, as well as any ultimate beneficial owner of such proposed transferee.
11.6.	The request is deemed to have been approved if:
-	the applicant has not been informed of a decision within three months of the receipt of the request; or
-	together with a rejection of the application, the applicant is not notified by the Board of Directors of one or more prospective purchaser(s) willing and able to purchase for cash all of the shares with respect to which transfer approval was sought.
11.7.	In the event that the approval is granted or is deemed to have been granted, the applicant is free to transfer its shares with respect to which such approval was granted for a period of three months after the receipt of a notice, duly signed on behalf of the Company, that the approval has been granted or is deemed to have been granted, or after the period referred to in Article 11.6 has expired.
11.8.	The Company itself may be a prospective purchaser only after obtaining the consent of the applicant.
11.9.	The price against which the prospective purchaser(s) designated by the Board of Directors may purchase the shares, shall be the fair market value of the shares as determined by the Board of Directors in its sole discretion.
11.10.	As of the first day of March two thousand and nineteen, no restriction as referred to in article 2:195 paragraph 1 of the Dutch Civil Code shall be applicable to the transfer of shares in the capital of the Company.

Article 12. Usufruct

12.1.	A shareholder may ~~freely~~ create a right of usufruct on one or more of ~~his~~the shares it holds.
12.2.	The shareholder shall ~~have~~hold the voting rights attached to the shares on which ~~the~~a right of usufruct has been ~~established~~vested.
12.3.	In deviation from Article 12.2, the usufructuary shall hold the voting rights ~~shall be vested in the usufructuary if such is determined upon the~~attached to the shares on which a right of usufruct has been vested if so agreed and provided at the time of creation of the right of usufruct~~.~~, or at a later time when this is agreed on in writing between the shareholder and the usufructuary. With respect to shares acquired by a shareholder after [DATE OF EXECUTION OF DEED OF AMENDMENT] an agreement as referred to in the previous sentence can only be agreed and laid down among the parties concerned after the lock-up period as defined in Article 11.4 has expired, unless in case of a usufruct referred to in article 4:19 and 4:21 of the Dutch Civil Code, in which case article 2:197 paragraph 3 of the Dutch Civil Code shall apply.

12.4.	~~The~~A shareholder without voting rights and ~~the~~a usufructuary with voting rights shall have the rights conferred by law upon a holder of depositary ~~receipt holders. The~~receipts with meeting rights. A usufructuary without voting rights shall ~~also have such rights unless these are withheld from such person upon the creation or transfer of the usufruct~~not hold any meeting or other such rights.

Article 13. Pledge

13.1.	A shareholder may create a right of pledge on one or more of ~~his~~the shares it holds.
13.2.	The shareholder shall ~~have~~hold the voting rights attached to the shares on which ~~the~~a right of pledge has been ~~established~~vested.
13.3.	In deviation from Article 13.2, the pledgee shall hold the voting rights ~~shall be vested in the pledgee if such is~~attached to the shares on which a right of pledge has been vested if so agreed and provided ~~upon~~at the time of creation of the ~~pledge~~right of pledge, whether or not subject to a condition precedent, or at a later time when this is agreed on in writing between the shareholder and the pledgee. With respect to shares acquired by a shareholder after [DATE OF EXECUTION OF DEED OF AMENDMENT] an agreement referred to in the previous sentence can only be agreed and laid down among the parties concerned after the lock-up period as defined in Article 11.4 has expired.
13.4.	~~The~~A shareholder without voting rights and ~~the~~a pledgee with voting rights shall have the rights conferred by law upon a holder of depositary ~~receipt holders. Pledgees~~receipts with meeting rights. A pledgee without voting rights shall ~~also have~~not hold any meeting or other such rights ~~unless these are withheld from them upon the creation or transfer of the pledge.~~
~~13.5.~~	~~If a pledge is created without acknowledgement by or service on the Company, the rights pursuant to the provisions of this Article 13 shall vest in the pledgee only after the pledge has been acknowledged by, or notice thereof has been served on, the Company~~.

CHAPTER VI

Board of Directors

Article 14. Board of Directors.

14.1.	The Board of Directors shall be in charge of managing the Company, subject to the restrictions set forth in these Articles of Association, in particular those relating to the allocation of responsibilities between the executive directors and the non-executive directors.

14.2.	In performing their duties, the directors shall act in accordance with the interest of the Company and the business connected to it.

Article 15. Appointment.

15.1.	The Board of Directors shall consist of one or more executive directors and one or more non-executive directors. The executive directors and the non-executive directors are hereinafter jointly also referred to as the “directors”.

~~The Board of Directors shall initially, as of the date of execution of this deed of amendment, subject to the provisions of the following sentence, consist of seven (7) persons, of whom two (2) shall be executive directors and five (5) shall be non-executive directors.~~ The total number of directors, the total number of executive directors and the total number of non-executive directors, shall be laid down in, and may be increased or decreased pursuant to a resolution of ~~the Board of Directors approved by a majority vote of all of the executive directors, and a majority vote of all of the non-executive directors, then in office~~, the General Meeting. A decrease in the number of directors, or in the number of executive or non-executive directors, shall not result in a decrease in the term of office of any director in office at the time of such decrease in the number of directors. Only natural persons can be directors.

15.2.	The non-executive directors shall supervise the fulfilment of their duties by the executive directors and shall supervise the general affairs of the Company. The executive directors are responsible for the day-to-day management of the Company, in accordance with general policies adopted from time to time by the Board of Directors. Non-executive directors shall be involved in the day-to-day management of the Company only in relation to those matters specifically assigned to non-executive directors or to the Board of Directors as a whole pursuant to these Articles of Association or the corporate governance guidelines (reglement) of the Board of Directors, and only to the extent specifically so entrusted by these Articles of Association and the corporate governance guidelines to the non-executive directors or the Board of Directors as a whole.
15.3.	The executive directors shall comply with any specific instructions given to them by the Board of Directors as a whole.
15.4.	No non-executive director shall be obligated to take any steps to prevent any actual or alleged mismanagement (onbehoorlijke taakvervulling) of the Company and its subsidiaries except if and to the extent that the relevant non-executive director has actual knowledge of, or, after exercise of reasonable inquiry consistent with his duties as a non-executive director of the Company, should have had knowledge of, the facts constituting such actual or alleged mismanagement.

15.5.	The executive directors and non-executive directors shall be appointed by the General Meeting. A director shall be designated by the General Meeting as an executive director or a non-executive director at the time of his election to the Board of Directors.
15.6.	Except as otherwise provided in this Article 15.6, the directors shall serve for a term of three (3) years from the date of their election until the end of the annual General Meeting held in the third year following their election. ~~However, (i) the initial term of office of the executive directors serving as such immediately prior to the execution of this deed of amendment shall expire at the end of the annual General Meeting held in the year two thousand fifteen and (ii) the initial term of office of the non-executive directors serving as such immediately prior to the execution of this deed of amendment shall expire at the end of the annual General Meeting held in the year two thousand sixteen. The Board of Directors~~The General Meeting may, at the time ~~of its proposal to the General Meeting to elect~~ a new director is elected to fill a vacancy as a consequence of a change in the number of directors, or otherwise, determine that a particular newly elected director will serve for a shorter or longer term than three (3) years to ensure that the terms of office of approximately one-third of the members of the Board of Directors expire each year.
15.7.	The Board of Directors shall appoint one of its non-executive members to be its Presiding Director (voorzitter) for such period as the Board of Directors may decide. The Presiding Director presides at the meeting of the Board of Directors.
15.8.	The Board of Directors may designate one of the executive directors as Chief Executive Officer and one of the executive directors as Chairman of the Company.
15.9.	Except as otherwise permitted by Article ~~132~~242a of Book 2 of the Dutch Civil Code, a director may hold a maximum of two (2) memberships of supervisory boards and/or non-executive board memberships of Dutch limited liability companies (naamloze vennootschappen), Dutch private companies with limited liability (besloten vennootschappen met beperkte aansprakelijkheid) and Dutch foundations (stichtingen) which do not meet at least two of the statutory requirements as laid down in Article 2:397 paragraph 1 and 2 Dutch Civil Code (or, in the case of a foundation, Article 297a, paragraph 1, of the Dutch Civil Code), taking into account that the chairmanship of a supervisory board or of a Board of Directors, in case the board is divided into executive and non-executive directors, counts twice for these purposes.
15.10.	The appointment of a member of the Board of Directors in itself does not constitute an employment contract (arbeidsovereenkomst) between the member of the Board and the Company. An employment contract between the Company and a director is prohibited.

Article 16. Suspension and dismissal.

16.1.	The General Meeting shall at all times have the power to suspend or dismiss each director, provided that the resolution is passed by a majority of no less than two-thirds of the votes cast, which vote also represents more than one-half of the Company’s issued capital.

The Board of Directors as a whole shall also have the power to suspend each executive director.

16.2.	Any such suspension may be extended several times but the total term of the suspension may not exceed three (3) months. The suspension shall expire at the end of this period if no resolution has been adopted either to lift the suspension or to dismiss the director.

Article 17. Compensation.

17.1.	The Company shall have a policy regarding the compensation of the Board of Directors. The compensation policy shall be adopted by the General Meeting upon the proposal of the Board of Directors and may only be amended by the General Meeting pursuant to a proposal of the Board of Directors. The compensation policy shall contain at least the items as set forth in Article 2:383c up to and including Article 2:383e of the Dutch Civil Code, to the extent that these relate to the directors.
17.2.	The compensation and the other terms and conditions of service of each executive director are determined by the non-executive directors acting by a majority vote of all non-executive directors in office, with due observance of the compensation policy. The compensation of the non-executive directors is determined by the General Meeting pursuant to a proposal of the Board of Directors.
17.3.	A proposal for the compensation of directors in the form of shares or rights to acquire shares shall be submitted by the Board of Directors to the General Meeting for approval. Approval of option or share grants to directors may also cover all future grants by the Board of Directors or a committee thereof under present and future equity incentive plans approved by the Board of Directors from time to time, within the limits of the shares available for grant under such plans from time to time.

Article 18. Decision-making. Division of duties.

18.1.	The Board of Directors shall meet as often as any two directors may deem necessary.
18.2.	In the meeting of the Board of Directors each director has a right to cast one vote. Except as specifically provided herein, all resolutions by the Board of Directors shall be adopted by an absolute majority of the votes cast in a meeting at which a majority of the directors is present or represented. If there is a tie in votes, the proposal will be rejected. Matters that are specifically entrusted to the non-executive directors as a group pursuant to these Articles or the provisions of Dutch law shall be decided by a majority vote of all non-executive directors in office at the time of the relevant decision.

18.3.	A director may grant another director a written proxy to represent him at a particular meeting indicated in such proxy.
18.4.	Resolutions of the Board of Directors may be adopted in writing – including any electronic message and facsimile, or in the form of a message transmitted by any accepted means of communication and received or capable of being produced in writing – by all directors in office who are entitled to vote on the relevant resolution provided that all directors are familiar with the resolution to be passed and none of them objects to this decision-making process.
18.5.	The Board of Directors may adopt rules and regulations governing its decision-making process.
18.6.	Subject at all times to the provisions of Articles 15.1 up to and including 15.4, the Board of Directors may make a division of duties, specifying the individual duties of every director.
18.7.	Subject to the provisions of Article 18.8, a director shall not take part in any discussion or decision-making in respect of which such director has directly or indirectly personally a conflict of interest with the Company and the business connected to it.
18.8.	If no resolution can be adopted by the Board of Directors as a result of Article 18.7 because all directors have a conflict of interest, the Board of Directors shall nonetheless be authorized to adopt a resolution and those directors who have a conflict of interest shall be entitled to vote on such resolution.
18.9.	The executive directors shall timely provide the non-executive directors with any such information as may be necessary for the non-executive directors to perform their duties or as may be requested from time to time by any non-executive directors.
18.10.	The Board of Directors may establish such committees as it may deem necessary. The Board of Directors appoints the members of each committee and determines the tasks of each committee. The Board of Directors may at any time change the duties and the composition of a committee.

~~If the Board of Directors consists of more than four (4) non-executive directors, the Board of Directors must establish at least an audit committee, a compensation committee and a nominating and corporate governance committee.~~

~~The Board of Directors shall draw up charters governing each committee’s internal affairs.~~

Article 19. Representative authority.

19.1.	The Board of Directors shall represent the Company. The authority to represent the Company shall also be vested in each executive director individually. For the avoidance of doubt, the non-executive directors shall have no authority to represent the Company individually except as provided in Article 22 in the case of absence or inability to act of all executive directors.
19.2.	The Board of Directors may appoint officers and grant them a general or special power of attorney. Their titles shall be determined by the Board of Directors. Every attorney in fact shall represent the Company within the bounds of his or her authorization.

Article 20. Approval of executive director actions.

20.1.	The Board of Directors may resolve that specific actions by the executive directors must be approved in advance by a resolution of the Board of Directors. All such resolutions subjecting actions of the executive directors to the prior adoption of a resolution of the Board of Directors shall be in writing and notified to the executive directors. The absence of approval by a Board resolution as meant in this Article 20.1 does not affect the representative authority of the executive directors.
20.2.	Without prejudice to the other provisions in these Articles of Association, the approval of the General Meeting shall be required for decisions by the Board of Directors leading to an important change in the Company’s or its business enterprise’s identity or character, including in any case:
a.	the transfer of the business of the Company or almost the entire business of the Company to a third party;
b.	the entering into or termination of any long-term co-operative arrangement between the Company or any subsidiary of the Company and another legal entity or company, or as a general partner in a limited or general partnership, if such cooperative arrangement or termination is of substantial significance for the Company;
c.	the disposal of a participation in the capital of a company with a value of at least one-third of the amount of the Company’s assets according to the Company’s consolidated balance sheet, forming part of the most recently adopted annual accounts of the Company; or
d.	the acquisition of a participation in the capital of a company with a value of at least one-third of the amount of the Company’s assets according to the Company’s consolidated balance sheet, forming part of the most recently adopted annual accounts of the Company.

Article 21. Conflicts of interests.

Resolutions to enter into transactions in which there is a conflict of interest with any of the directors can only be taken in accordance with the provisions of Articles 18.7 and 18.8.

Article 22. Absence or inability to act.

If an executive director is absent or unable to act, the remaining executive director(s) shall be temporarily charged with the management of the Company. If the sole executive director is, or all executive directors are, absent or unable to act, the following shall apply: The Board of Directors may designate one or more executive officers of the Company who shall be charged with the day-to-day management of the Company, under the supervision of the Board of Directors, during the absence or inability to act of all executive directors, and each such executive officer shall be authorized to represent the Company during the absence or inability to act of all executive directors. During the absence or inability to act of all executive directors, either (i) the Board of Directors, or (ii) any executive officer designated by a resolution of the Board of Directors as set forth in the preceding sentence, acting with the approval of the Board of Directors, may call a General Meeting to fill the vacancy created by the absence or inability to act of all executive directors, if such absence or inability to act of all executive directors continues for thirty (30) days or more. In the absence of a resolution adopted by the Board of Directors as described in the two preceding sentences charging one or more executive officers of the Company with the day-to-day management of the Company during the absence or inability to act of all executive directors, the non-executive directors shall be temporarily charged with the management of the Company during the absence or inability to act of all executive directors and each non-executive director shall be entitled to represent the Company during such absence or inability to act of all executive directors.

If all directors are absent or unable to act, then the executive officers of the Company shall be charged with the management of the business of the Company, and each such executive officer shall be entitled to represent the Company during the absence or inability to act of all directors and any executive officer may call a General Meeting to fill the vacancies in the Board of Directors. If no executive officer calls a General Meeting for such purpose within thirty (30) days after the first date when all directors were absent or unable to act, then any holder(s) of one percent (1%) or more of the Company’s issued capital may call a General Meeting for such purpose.

CHAPTER VII

Annual accounts. Profits

Article 23. Financial year. Drawing up the annual accounts

23.1.	The Company’s financial year shall be concurrent with the calendar year.
23.2.	The Board of Directors shall prepare the annual accounts, within five (5) months of the end of each financial year, unless such period is extended in accordance with the provisions of applicable law.
23.3.	~~Within the period for preparation thereof, as referred to in Article 23.2, the annual accounts shall also be made available to the public to the extent~~

~~required by law. Furthermore, the~~The annual financial information shall be available at the offices of the Company. If requested, the Company shall provide to those entitled to attend meetings copies of the annual financial information free of charge. If these documents are amended, this obligation shall also extend to the amended documents.

23.4.	The annual accounts shall be signed by all members of the Board of Directors. If the signature of one or more of them is lacking, this fact and the reason therefor shall be indicated.
23.5.	The annual accounts shall be adopted by the General Meeting.
23.6.	After adoption of the annual accounts, the General Meeting may by separate agenda items discharge the executive directors, in respect of their management of the Company, and the non-executive directors in respect of their supervision of the Company’s management and their management of the Company to the extent that the non-executive directors have been involved in the management of the Company as set forth herein, in each case during the relevant financial year insofar as this appears from the annual accounts or otherwise is apparent from public disclosures.
23.7.	The Company shall be obligated to deposit the annual accounts within eight days after adoption thereof at the office of the trade register.

Article 24. Auditor

24.1.	The General Meeting shall instruct an accountant to audit the annual accounts and the annual report, as drawn up by the Board of Directors, to report thereon and to issue an auditor’s certificate with respect thereto. If the General Meeting fails to instruct an external auditor, the Board of Directors shall be authorized to do so. The annual accounts shall not be adopted by the General Meeting if the General Meeting is not able to take cognizance of the auditor’s certificate, unless a legitimate ground is given why the certificate is lacking.
24.2.	The compensation of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Board of Directors.
24.3.	The auditor shall record his findings in a report commenting on the true and fair nature of the annual accounts. The auditor shall send such report to the Board of Directors.
24.4.	The external auditor may be questioned by the General Meeting in relation to his statement on the fairness of the annual accounts. The external auditor shall therefore attend and be entitled to address this meeting.

Article 25. Allocations of profit

25.1.	The Board of Directors shall determine which portion of the profits shall be reserved. The profit remaining after application of the previous sentence, if any, shall be at the disposal of the General Meeting. A resolution to pay a dividend shall be dealt with as a separate agenda item at the General Meeting.

25.2.	The Company may make distributions to the shareholders and other persons entitled to the distributable profits only to the extent that the Company’s shareholders’ equity exceeds ~~the sum of the paid-in capital and~~ the reserves which it is required by law to maintain.
25.3.	~~Distribution of profit shall be effected after the adoption of the annual accounts which show that this is permitted.~~A resolution to make a distribution has no effect until the Board of Directors has granted approval for such resolution. The Board of Directors shall refuse this approval only if it knows or should reasonably foresee that the Company will be unable to continue to pay its short-term debts after the distribution.
~~25.4.~~	~~The Board of Directors may make interim distributions only to the extent that the requirements set forth in Article 25.2 above are satisfied, as apparent from an (interim) financial statement drawn up in accordance with the law.~~
~~25.5.~~	~~The Board of Directors may decide to make payments to holders of shares out of reserves which are not required to be maintained by law or these Articles of Association, if such payment is permitted by Article 25.2.~~
25.4.	~~25.6.~~ Any claim a shareholder may have to a distribution shall lapse after five (5) years, to be computed from the day on which such a distribution becomes payable.
25.5.	~~25.7.~~ A dividend or other distribution may be payable in cash or other property, including shares in the capital of the Company.
~~25.8.~~	~~The Board of Directors may determine a record date for the payment of a dividend or other distribution, which shall not be earlier than sixty (60) days before the date of payment of such dividend or other distribution. If the Board of Directors determines a record date for the payment of a dividend or other distribution, only the shareholders of the Company as of such record date shall be entitled to receive the relevant dividend or other distribution, and only in respect of those shares held by such shareholders on such record date.~~
~~25.9.~~	~~The timing and method of payment of a dividend or other distribution shall be determined by the Board of Directors in accordance with applicable laws and regulations in the resolution for the declaration (betaalbaarstelling) of such dividend or other distribution.~~

CHAPTER VIII

General meetings

Article 26. Annual General Meeting

26.1.	Within six (6) months of the end of the Company's financial year the annual General Meeting shall be held.
26.2.	The agenda of that meeting shall, among other matters, contain the following items:

a.	discussion of the annual report;
b.	adoption of the annual accounts;
c.	discharge of the executive directors and non-executive directors for their management and/or supervision of management, as more fully set forth in Article 23.6, during the past financial year;
d.	appropriation of profits for the preceding year;
e.	filling of any vacancies in the Board of Directors.

Article 27. Other General Meetings

~~27.1.~~	~~Within three months after the Board of Directors considers it likely that the equity of the Company has decreased to an amount equal to or less than half of the paid and called up part of the Company’s capital, a General Meeting shall be held to discuss the measures to be taken, if necessary.~~
27.1.	~~27.2.~~ Without prejudice to the provisions of Articles ~~26.1, 27.1~~26.1 and Article 22, General Meetings shall be held as often as the Board of Directors deems necessary.

Article 28. Convocation. Agenda

28.1.	General Meetings shall be called by the Board of Directors.
28.2.	Notice of the meeting shall be given not later than on the ~~fifteenth~~eighth day prior to the day of the meeting.
28.3.	The convening notice shall specify the items to be discussed. Items which have not been specified in the convening notice may also be put on the agenda of the meeting with due observance of the notice requirements of Article 28.2.
28.4.	The agenda shall contain such matters as may be placed thereon by the Board of Directors. Furthermore, the agenda shall contain such items as requested in writing by one or more persons entitled to attend the General Meeting, representing solely or jointly at least ~~three~~one percent (~~3~~1%) of the Company’s issued capital, at least sixty (60) days before the date of the meeting. The meeting shall not adopt resolutions on matters other than those that have been placed on the agenda.
28.5.	Notifications of the General Meetings, and all other notifications required by law to be given to ~~shareholders and depositary receipt~~the holders of meeting rights, shall be given by ~~an announcement published through the Company’s website and via any other electronic communication method that is directly and permanently accessible until the General Meeting and by~~ mail directed to the shareholders at their addresses shown on the shareholders register, or by email addressed to the email address which a shareholder has indicated in writing to the Company~~, as well as via such announcements as may be required pursuant to the laws and regulations of each jurisdiction in which the shares of the Company have been admitted to trading on a regulated market.~~ . Notice delivered by mail shall be effective when it is placed in the post, postage prepaid, addressed to the relevant shareholder at his address as shown in the shareholders register.

Article 29. Place of the meetings

General Meetings shall be held in the following places in The Netherlands: Amsterdam, The Hague, Rotterdam or Haarlemmermeer (Schiphol Airport). In a meeting held elsewhere, valid resolutions can only be taken if ~~the entire issued capital is represented~~(i) all persons with meeting rights have declared to consent to the place of the meeting, and (ii) the director(s) has (have) had the opportunity to provide advice prior to the adoption of resolutions. The convening notice shall state the place where the General Meeting shall be held.

Article 30. Imperfect convocation General Meeting

Valid resolutions in respect of matters which were not mentioned on the agenda in the notice of meeting, or which have not been properly published, or in respect of which there has been no due observance of the period set for notice, can only be taken by unanimous votes in a meeting where the entire issued capital is represented, provided that (i) all persons with meeting rights have declared to consent that adoption of resolutions shall take place, and (ii) the director(s) has (have) had the opportunity to provide advice prior to the adoption of resolutions.

Article 31. Chairman

31.1.	The General Meetings shall be chaired by the Presiding Director of the Board of Directors. If the Presiding Director of the Board of Directors is not present at a meeting, the meeting shall be chaired by another non-executive director designated by the Board of Directors.
31.2.	If no chairman for a meeting has been appointed in accordance with Article 31.1, the meeting shall appoint its chairman itself.

Article 32. Voting results / Minutes

~~32.1.~~	~~The voting results for each resolution adopted at a General Meeting, including (i) the number of shares that have been validly voted upon, (ii) the number of shares that have been validly voted upon as a percentage of the issued share capital, (iii) the total number of votes validly cast and (iv) the number of votes cast in favor of and against the resolution as well as the number of abstentions, must be posted on the Company’s website not later than the fifteenth day following the day of the General Meeting.~~
32.1.	~~32.2.~~ Minutes shall be taken of the matters discussed at every General Meeting by a secretary to be appointed by the chairman of the meeting.
~~32.3.~~	~~The minutes of the General Meeting shall be made available on the Company’s website no later than three months after the end of the meeting.~~
32.2.	~~32.4.~~ The minutes shall be adopted by the chairman and the secretary of the meeting and signed by them to that effect three months after the minutes have been made available on the Company’s website.

~~32.5.~~	~~The chairman of the meeting, or the person who requested the meeting, may decide that an official notarial report should be drawn up of the matters discussed at the meeting. This report must be co-signed by the chairman of the meeting.~~

Article 33. Rights exercisable during a meeting. Admission

33.1.	Every holder of shares and every other party entitled to attend the meeting who derives his rights from such shares, is ~~only~~ entitled to attend the General Meeting in person, or represented by a person holding a written proxy, to address the meeting and, in as far as he has voting rights, to vote at the meeting~~, if he has lodged documentary evidence of his voting rights or meeting rights within a time and in a manner specified by the Board of Directors in the notice of meeting. Such time may not be earlier than seven days before the date of the meeting~~. The requirement of a written proxy is also met if the proxy is recorded electronically.
~~33.2.~~	~~In terms of applying the provisions of Article 33.1, the Board of Directors may determine that those entitled to vote and/or attend the meeting shall be those who (i) are a shareholder or otherwise entitled to attend the meeting on the twenty-eighth day before the General Meeting (“record date”) and (ii) are registered as such in a register (or one of more parts thereof) designated by the Board of Directors, hereinafter referred to as “the register”. If the Board of Directors sets a record date, it must be the date which is exactly twenty-eight (28) days before the date of the General Meeting and not an earlier or later date.~~
~~33.3.~~	~~The convocation to the General Meeting shall state the record date, where and the manner in which registration shall take place, and the procedure(s) to participate and exercise voting rights in the General Meeting (including procedures for persons holding a written proxy for a shareholder or other person entitled to attend the meeting). The convocation may also provide that (i) shareholders or other persons entitled to attend the meeting may participate in the meeting, cast votes at the meeting and/or speak at the meeting, directly or through the holder of a written proxy, by way of an electronic means of communication designated in the convocation provided that such means of communication satisfies the conditions set forth in Article 2:117a, paragraph 2, of the Dutch Civil Code and/or (ii) that votes cast in advance of the meeting, on or after the record date in respect thereto, by means of an electronic means of communication as specified in the convocation, will be deemed to have been cast at the meeting.~~
~~33.4.~~	~~The chairman of the General Meeting shall decide whether persons other than those who are entitled to admittance pursuant to the aforementioned provisions shall be admitted to the meeting.~~

33.2.	~~33.5.~~ The attendance list must be signed by each person with voting rights and/or meeting rights or his representative.
33.3.	~~33.6.~~ The members of the Board of Directors shall have the right to attend the General Meeting. In these meetings they shall have an advisory vote.

Article 34. Decision making by General Meeting

34.1.	The Board of Directors shall provide the General Meeting with all information that it requires, unless this would be contrary to an overriding interest of the Company. In the event of such an overriding interest, the Board of Directors shall give the reason for withholding information.
34.2.	Resolutions of the General Meeting shall be passed by an absolute majority of the votes cast, unless the law or these Articles of Association prescribe a greater majority.
34.3.	The General Meeting may only adopt the following resolutions ~~upon a proposal by the Board of Directors~~with the special majority set out below:
a.	a resolution to amend the Articles of Association of the Company;
b.	a resolution to effect a legal merger (juridische fusie) or demerger (juridische splitsing);
c.	a resolution to liquidate or dissolve the Company;
d.	a resolution to take one of the actions referred to in Article 20.2.

Any resolution to take any of the actions described in paragraphs a. through c. above, or in Article 20.2.a. through c., can only be adopted by a majority of no less than two-thirds of the votes cast, which vote also represents more than one-half of the Company’s issued capital. In addition, any resolution to approve the acquisition of a participation in the capital of a company, as referred to in Article 20.2.d., must be adopted by a majority of not less than two-thirds of the votes cast, which vote also represents more than one-half of the Company’s issued capital, if the acquisition has a value of twenty percent (20%) or more of the ~~Company’s Total Market Capitalization at the date of the entering into by the Company of the definitive agreement for such acquisition. As used herein the term “Total Market Capitalization” of the Company as of any date shall mean (i) the total number of the Company’s issued and outstanding ordinary shares as of such date multiplied by (ii) the Closing Price of an ordinary share of the Company as of such date. As used herein the term “Closing Price” of an ordinary share of the Company as of any date shall mean the average closing price of an ordinary share of the Company on the principal securities exchange or interdealer quotation system where the Company’s ordinary shares are then traded, during a period of up to thirty (30) trading days prior to such date, which period shall be determined by the Board of Directors.~~amount of the Company’s assets according to the Company’s consolidated balance sheet, forming part of the most recently adopted annual accounts of the Company.

34.4.	If no absolute majority is reached by a vote taken with respect to the election of persons, a second vote shall be taken whereby the voters are not required to vote for the previous candidates. If, again, no one has gained an absolute majority of the votes, new votes shall be held until either one person has gained an absolute majority or, if the vote was between two persons, the votes are equally divided. Such new votes (except for the second vote) shall only take place between the candidates who were voted for in the previous vote, except for the person who received the lowest number of votes. If in the previous vote two or more persons have the lowest number of votes, it shall be decided by lot who cannot be voted for at the new vote. If, in the event of an election between two candidates, the votes are equally divided, it shall be decided by lot who has been elected.
34.5.	If a vote is taken in respect of matters other than in relation to election of persons and the votes are equally divided, the relevant motion shall be considered rejected.
34.6.	All voting shall take place orally unless the chairman of the meeting decides to have votes taken in writing or any person entitled to vote requests a vote in writing. A vote in writing shall take place by means of signed ballot papers.
34.7.	Abstentions and invalid votes shall be deemed not to have been cast.
34.8.	Votes by acclamation shall be allowed unless one of the persons present and entitled to vote objects.
34.9.	The view of the chairman of the meeting stated at the meeting expressing that the General Meeting has passed a resolution shall be decisive. The same shall apply to the contents of the resolution so passed, provided that the relevant resolution was not proposed in writing. However, if the chairman's view is challenged immediately after it is expressed, a new vote shall be taken if the majority of the persons present and entitled to vote so require or, if the original vote was not by voice vote or by ballot, if one person present and entitled to vote so requires. The new vote shall nullify the legal consequences of the original vote.
34.10.	Shareholders may also adopt resolutions without convening a General Meeting, provided that all persons with meeting rights have declared in writing to be in favour of this manner of adopting resolutions. The first sentence of Article 34.2 and Article 34.3 apply accordingly. Votes pursuant to this Article 34.10 shall be cast in writing. The requirement that these votes are cast in writing shall also be met if the resolution is recorded in writing, specifying the manner in which each of the shareholders has voted. The director(s) shall be given the opportunity to provide advice prior to the adoption of resolutions.

CHAPTER IX

Amendment to the Articles of Association, dissolution, demerger and merger. Liquidation.

Article 35. Amendment to the Articles of Association and dissolution

35.1.	Notwithstanding the provisions of article 2:331 paragraph 1 of the Dutch Civil Code and article 2:334ff paragraph 1 of the Dutch Civil Code, the General Meeting may resolve to merge the Company, or to demerge the Company, as well as to amend the Articles of Association or to dissolve the Company.
35.2.	~~If a proposal to amend the Articles of Association or to dissolve the Company is to be submitted to the General Meeting, the convening notice must state this fact. At the same time, if the proposal is for an amendment to~~Those who convene a General Meeting in which a proposal is made to adopt a resolution to amend the Articles of Association~~,~~ must deposit a copy of the proposal ~~containing a~~, stating the verbatim text of the proposed amendment ~~must be deposited~~, at the offices of the Company~~'s office~~ for inspection by the shareholders ~~and depositary receipt holders until the meeting is adjourned.~~. The proposal must be deposited at the same time as the notice of the meeting and kept there until after the close of the meeting. The shareholders must be given the opportunity to obtain a copy of the proposal described in the preceding sentence from the day on which the convening notice for that meeting is dispatched until the day of the General Meeting. Such copies shall be provided free of charge.

Article 36. Liquidation

36.1.	If the Company is dissolved pursuant to a resolution by the General Meeting, the directors shall be the liquidators of the Company, unless the General Meeting appoints one or more other ~~persons as liquidators~~person(s) as liquidator(s). The General Meeting determines the remuneration of the ~~liquidators~~liquidator(s).
36.2.	The provisions of these Articles of Association shall, to the fullest extent possible, continue to be in force during the liquidation.
36.3.	The surplus remaining after payment of the debts shall be paid to each shareholder in proportion to the total nominal value of such shareholder’s individual shareholding.
36.4.	After the Company has ceased to exist the books, records and other carriers of data shall be kept by the person designated thereto by the ~~liquidators~~liquidator(s) for seven years.

CHAPTER X

Indemnification

Article 37. Indemnification

37.1.	The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a member of the Board of Directors, officer, employee or agent of the Company, or is or was serving at the request of the Company as a supervisory director, member of the management board, officer, director, employee, trustee or agent of another company, partnership, joint venture, trust or other enterprise or entity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful or outside of his mandate. The termination of any action, suit or proceeding by a judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and not in a manner which he reasonably could believe to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful or outside of his mandate.

37.2.	The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding by or in the right of the Company to procure a judgment in its favor, by reason of the fact that he is or was a member of the Board of Directors, officer or agent of the Company, or is or was serving at the request of the Company as a supervisory director, member of the management board, officer, director, employee, trustee or agent of another company, partnership, joint venture, trust or other enterprise or entity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the Company, unless and only to the extent that the court in which such action or proceeding was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification against such expenses which the court in which such action or proceeding was brought or such other court having appropriate jurisdiction shall deem proper.
37.3.	To the extent that a member of the Board of Directors, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding, referred to in Articles 37.1 and 37.2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

37.4.	Any indemnification by the Company referred to in Articles 37.1 and 37.2 shall (unless ordered by a court) only be made upon a determination that indemnification of the member of the Board of Directors, officer, director, employee, trustee or agent is proper under the circumstances because he had met the applicable standard of conduct set forth in Articles 37.1 and ~~37.2.~~37.2 Such determination shall be made:
a.	by a majority of the members of the Board of Directors who are not parties to such action, suit or proceeding, even though less than a quorum, or
b.	if there are no members of the Board of Directors who are not named as parties to such action, suit or proceeding or if the members of the Board of Directors who are not named as parties to such action, suit or proceeding so direct, by independent legal counsel in a written opinion; or
c.	by the General Meeting.
37.5.	Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon a resolution of the Board of Directors with respect to the specific case upon receipt of an undertaking by or on behalf of the relevant member of the Board of Directors, officer, director, employee, trustee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorized in this Article 37.
37.6.	The indemnification provided for by this Article 37 shall not be deemed exclusive of any other right to which a person seeking indemnification may be entitled under the laws of The Netherlands as from time to time amended or under any by-laws, agreement, resolution of the General Meeting or of the disinterested members of the Board of Directors or otherwise, both as to actions in his official capacity and as to actions in another capacity while holding such position, and shall continue as to a person who has ceased to be a member of the Board of Directors, officer, director, employee, trustee or agent and shall also inure to the benefit of the heirs, executors and administrators of such a person.
37.7.	The Company shall have the power to purchase and maintain insurance on behalf of any person who is or was a member of the Board of Directors, officer, employee or agent of the Company, or is or was serving at the request of the Company as a supervisory director, member of the management board, officer, director, employee, trustee or agent of another company, partnership, joint venture, trust or other enterprise, or entity, against any liability asserted against him and incurred by him in any such capacity or arising out of his capacity as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of this Article.

37.8.	Whenever in this Article 37 reference is made to the Company, this shall include, in addition to the resulting or surviving company also any constituent company (including any constituent company of a constituent company) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power to indemnify its supervisory directors, members of the management board, officers, employees and agents, so that any person who is or was a supervisory director, member of the management board, officer, employee or agent of such constituent company, or is or was serving at the request of such constituent company as a supervisory director, member of the management board, officer, director, employee, trustee or agent of another company, a partnership, joint venture, trust or other enterprise or entity, shall stand in the same position under the provisions of this Article 37 with respect to the resulting or surviving company as he would have with respect to such constituent company if its separate existence had continued.
37.9.	No person shall be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a member of the Board of Directors; provided, however, that the foregoing shall not eliminate or limit the liability of a member of the Board of Directors (1) for any breach of such individual’s duty of loyalty to the Company or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for any transaction from which the relevant member of the Board of Directors derived an improper personal benefit or (4) for personal liability which is imposed by Dutch law, as from time to time amended. Any amendment, repeal or modification of this Article 37 shall not adversely affect any right or protection of any person with respect to any act or omission occurring prior to such amendment, repeal or modification.

CONCLUSION

The person appearing in connection with this deed is known to me, civil-law notary.

THIS DEED

is executed in Amsterdam on the date stated at the head of the deed.

The substance of this deed and an explanation of the deed have been communicated to the person appearing, who has expressly taken cognisance of its contents and has agreed to its limited reading.

After a limited reading in accordance with the law, this deed was signed by the person appearing and by me, civil-law notary.

ANNEX 4

DRAFT 2016 ACCOUNTS

PREPARED IN ACCORDANCE WITH IFRS

MOBILEYE N.V.

2016 ANNUAL REPORT

2016 ANNUAL REPORT

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MOBILEYE N.V.

REPORT OF THE MANAGEMENT BOARD

GLOSSARY

In this Annual Report, unless the context otherwise requires:

•	References to “Mobileye N.V.,” “Mobileye,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Mobileye N.V. together with its subsidiaries.

•	References to “ordinary shares,” “our shares” and similar expressions refer to the Company’s ordinary shares, nominal value €0.01.

•	References to “dollars,” “U.S. dollars” and “$” are to United States Dollars.

•	References to “NIS” are to New Israeli Shekels, the Israeli currency.

•	References to the “SEC” are to the United States Securities and Exchange Commission.

•	ADAS means Advanced Driver Assistance Systems.

•	Adaptive Cruise Control (ACC) systems automatically adjust a vehicle’s speed to maintain a safe following distance from the vehicle in front of it using cameras, radar or lidar sensors in front of the vehicle to detect the time-to-contact and distance of the vehicle ahead of it.

•	Adaptive High Beam Control (AHC) automatically adjusts the height of the high-beam pattern depending on traffic conditions to give the driver the maximum amount of illumination.

•	Autonomous Emergency Braking (AEB) avoids and/or mitigates an imminent collision with another vehicle by automatically applying the brakes to slow down the vehicle. Depending on the host car speed, the collision can be avoided or mitigated. AEB is equivalent to crash imminent braking (CIB), which is the term preferred by the NHTSA.

•	Construction Zone Assist systems sense and measure the position of possible stationary obstacles located in the periphery of the driving path to enable automatic lateral control of the vehicle to find a “clear path” moving forward in a cluttered scene — such as construction areas.

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•	Deep Layered Learning refers to a machine learning architecture consisting of feed-forward layers starting from the input image (or sequence of images with or without meta-data) going through operations of convolution and pooling and ending at an output layer consisting of meta-data, such as location and identity of objects in the scene. The Deep Layered Learning architecture’s parameters are determined through optimization over a large labeled training set.

•	Drivable Path Delimiter Features provide the sensing technology underlying the support of Construction Zone Assist, whose aim is to find a clear path moving forward in a cluttered scene.

•	Forward Collision Warning (FCW) systems use cameras, radar or lidar sensors to monitor the area in front of a vehicle and alert the driver of a potential rear-end collision with another vehicle.

•	Free-Space Analysis is synonymous with Drivable Path Delimiter Features.

•	Headway Monitoring and Warning (HMW) recognizes the preceding vehicles in both the host vehicle’s lane and adjacent lanes and provides accurate time-range (range divided by host car speed) estimation for contact with the targets.

•	IIHS means the Insurance Institute for Highway Safety, a U.S. non-profit organization funded by automobile insurers.

•	Lane Departure Warning (LDW) systems use visible lane markers to track vehicle position within a lane and issue a warning for an unintended road departure.

•	Lane Keeping and Support (LKS) is a steering system that provides torque overlay in cases where the host vehicle approaches the lane marker without the turn signal having been activated, both alerting the driver of a lane departure and directing the vehicle to stay in the lane.

•	Lane Keeping Assistant (LKA) is an LDW system in which the controller sends torque input to the steering system in order to keep the vehicle inside lane boundaries.

•	Level 1 autonomous driving means that most functions are controlled by a human driver; certain functions (parking assist, acceleration and limited steering) can be done automatically by the car.

•	Level 2 autonomous driving means that the system controls both steering and acceleration using information about the driving environment (e.g., lane centering and cruise control), but with the expectation that a human will perform all remaining aspects of driving; the driver can have his or her hands off the steering wheel but must monitor the “dynamic driving task” at all times.

•	Level 3 autonomous driving means that the system performs all aspects of the driving task with the expectation that a human will respond appropriately if intervention is necessary. The vehicle transfers control to the driver

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when necessary; the driver must be ready to retake control at all times but does not need to continuously monitor conditions.

•	Level 4 autonomous driving means that the system performs all aspects of the driving task even if the driver does not respond appropriately to a request for intervention, including all safety-critical driving functions and monitoring roadway conditions for an entire trip. For a defined use case (e.g., urban driving), no driver intervention is required.

•	Level 5 autonomous driving means that the system performs all aspects of the driving task under all roadway and environmental conditions. System performance is equal to a human driver in every scenario, including extreme environment.

•	NCAP means a New Car Assessment Program.

•	NHTSA means the U.S. National Highway Traffic Safety Administration, a U.S. federal government agency.

•	OEMs, or “original equipment manufacturers,” are vehicle manufacturers.

•	Pedestrian Autonomous Emergency Braking (Ped-AEB) is similar to AEB, but here the imminent collision threatens a pedestrian who is stationary, walking, running or emerging behind an occlusion boundary.

•	Pedestrian Collision Warning (PCW) warns the driver about a potential collision with pedestrians.

•	Roadbook™ refers to the cloud-based data extracted using REM and forming a high definition environmental model and a description of drivable paths that enables autonomous driving.

•	Road Experience Management (REM)™ refers to an algorithmic-based technology that allows the creation of a Roadbook through the use of crowd-sourced, real time data, collected from vehicles that already have cameras, and which extracts landmarks and roadway information using low bandwidths in order to form a layer of information supporting fully autonomous driving.

•	Speed Limit Indicator (SLI) is the equivalent to TSR, but limited to recognizing speed limit traffic signs.

•	Tier 1 companies are automotive systems integrators that are the direct suppliers to OEMs.

•	Traffic Jam Assist (TJA) systems control the car autonomously up to a pre-set speed during traffic jams by controlling following distance as well as providing active steering input.

•	Traffic Sign Recognition (TSR) notifies and warns the driver which restrictions may be effective on the current stretch of road.

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•	Vector accelerators (called VMP, PMA, MPC), including off-the-shelf vector accelerators (like DSPs, GPUs, FPGAs) are silicon cores that parallelize certain families of computations to enable much higher throughput per silicon area compared to a central processing unit (CPU) architecture.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements about us and our industry. These statements involve known and unknown substantial risks, uncertainties and other factors, as described in detail under “Risk Factors” in this Annual Report, that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by the forward-looking statements. All statements, other than statements of historical fact, included in this Annual Report regarding our strategy, future operations, future financial position, future revenues, projected expenses, prospects and plans and objectives of management are forward-looking statements. In some cases, you can also identify forward-looking statements by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “will,” “would,” “should,” “could,” “can,” “predict,” “potential,” “continue,” “objective,” or the negatives of these terms, and similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. All forward-looking statements reflect our current views about future events and are based on assumptions and subject to risks and uncertainties.

Forward-looking statements in this Annual Report include, but are not limited to, statements about:

•	our growth strategies;

•	competition from existing or new entrants in the market and changes to the competitive landscape;

•	the primacy of monocular camera processing as the dominant sensor modality in the ADAS industry;

•	our belief that our relationship with STMicroelectronics N.V., the sole supplier for our EyeQ® chips, will continue without disruption;

•	the expected development timeline of our ADAS and autonomous driving systems, including statements about launch dates and potential size of the markets therefor;

•	the expected timeline for development of additional functions and of our EyeQ4® and EyeQ5®;

•	our ability to retain our largest customers and to implement our technology in their car models;

•	the growing public awareness and acceptance of ADAS and autonomous driving;

•	the growth of regulatory requirements applicable to, and safety rating incentives for, OEMs to include ADAS in their vehicle models;

•	the introduction and development with our partners of mapping using our REM technology;

•	our future prospects, business development, results of operations and financial condition;

•	our ability to retain Professor Amnon Shashua and Mr. Ziv Aviram, whom we refer to as our Founders;

•	our ability to retain key personnel and attract new talent;

•	our ability to protect our intellectual property;

•	our forecast of the strength of the aftermarket for ADAS;

•	our use of forecasts in establishing our global tax rates;

•	the effects of our internal reorganization;

•	the risks that litigation and recalls of our products pose to our business;

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•	our ability to predict and maintain appropriate inventory;

•	the strength of the automotive industry; and

•	worldwide economic conditions.

You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See “Risk Factors,” “Operating and Financial Review and Prospects” and elsewhere in this Annual Report for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. All of the forward-looking statements we have included in this Annual Report are based on information available to us on the date of this Annual Report. Except as required by law, we undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, assumptions and uncertainties, the forward-looking events discussed in this Annual Report might not occur.

This Annual Report also includes estimates of market share and industry data and forecasts that we have obtained from industry publications, surveys and forecasts, which generally state that the information contained therein has been obtained from sources believed to be reliable. In addition, this Annual Report includes market share and industry data that we have prepared primarily based on our knowledge of the industry in which we operate. Unless otherwise noted, internal analysis and estimates have not been verified by independent sources. Our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Risk Factors” below. In addition, while all information regarding our market and industry is based on the latest data currently available to us, in some cases, some of the information may be several years old. Further, some of the data and forecasts that we have obtained from industry publications and surveys and/or internal company sources are provided in foreign currencies.

You may obtain additional information about the Company’s business, including its technology and products, as well as its financial condition and results of operations, from the Company’s Form 20-F for the year ended December 31, 2016 (the “20-F”) filed with the United States Securities and Exchange Commission (the “SEC”) and available from the SEC’s website as well as from the Investor Relations section of the Company’s website. The information that is provided in this Annual Report is accurate only as of its date. The Company’s business, financial condition, results of operations and prospects may have changed since that date.

GENERAL INTRODUCTION

The discussion of the business, financial condition and results of operations of the Company contained in this Annual Report is provided to assist readers in understanding our financial performance during the periods presented and significant trends which may impact our future performance. This discussion should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. Our financial statements, and the financial information discussed in this Annual Report, have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Our financial statements filed with the SEC are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Please note that the Company’s financial statements filed with the SEC, which are prepared in accordance with U.S. GAAP, may differ, potentially materially, from the accounting principles used in preparing the attached 2016 accounts prepared in accordance with IFRS.

BUSINESS OF THE COMPANY

History and Development of the Company

Our legal and commercial name is Mobileye N.V. We are a limited liability company (naamloze vennootschap) organized under the laws of The Netherlands. Our official registered office, principal executive offices and management headquarters are located at Har Hotzvim, 13 Hartom Street, P.O. Box 45157, Jerusalem 9777513, Israel, and our telephone number at that address is +972 2 541 7333.

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We were founded in Israel in 1999 by Professor Amnon Shashua, our Chief Technology Officer, Chairman and a director, and Mr. Ziv Aviram, our President, Chief Executive Officer and a director, whom we refer to together as our Founders. In 2001, we incorporated Mobileye B.V. as the holding company in The Netherlands for all of our worldwide activities. In July 2003, Mobileye B.V. was converted into Mobileye N.V., a Dutch limited liability company. Our management is located in Israel.

On August 6, 2014, we closed our initial public offering (“IPO”) in which we issued 8.325 million new ordinary shares for net proceeds of $197.4 million (including proceeds from options that were exercised in connection with our IPO). We also listed our ordinary shares on the New York Stock Exchange (“NYSE”), and they are traded under the symbol “MBLY.”

Our capital expenditures for the years ended December 31, 2016, 2015 and 2014 were $11.4 million, $5.6 million and $5.6 million, respectively. Our capital expenditures relate mainly to data storage and computer equipment to support our growth as well as expenditures related to the acquisition of land to serve as our Research and Development (“R&D”) and innovation center in Jerusalem.

On March 12, 2017 we signed a Purchase Agreement (the “Purchase Agreement”) with Intel Corporation (“Intel”) and Cyclops Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Intel (“Cyclops”), pursuant to which Cyclops agreed to make an offer (the “Offer”) to all of our shareholders to purchase all of our issued and outstanding shares for cash consideration of $63.54 per share, without interest and less applicable withholding taxes (the “Offer Consideration”). Our board of directors on March 12, 2017 (with our executive directors, Professor Amnon Shashua and Mr. Ziv Aviram, abstaining due to conflicts of interest) unanimously approved the Purchase Agreement and recommended acceptance of the Offer by our shareholders.

On April 4, 2017, Cyclops converted to a Delaware limited liability company under the name Cyclops Holdings, LLC (the “Purchaser”). On April 5, 2017, the Purchaser made the Offer to all our shareholders pursuant to the Offer to Purchase mailed to our shareholders on or about such date (together with the related Letter of Transmittal transmitted therewith, the “Offer to Purchase”).

The potential acquisition of the Company by the Purchaser is referred to herein as the “Intel Acquisition.”

Certain resolutions related to the Intel Acquisition will be presented for approval by shareholders at our 2017 annual general meeting of shareholders, scheduled to be held on June 13, 2017.

Business Overview

Please see the Introduction to this Annual Report for a glossary of certain terms and acronyms used herein.

We are the global leader in the development of computer vision and machine learning-based sensing, mapping and driving policy technology for Advanced Driver Assistance Systems (“ADAS”) and autonomous driving technologies. Our sensing products are able to detect vehicles, pedestrians, general objects and roadway markings, such as lanes, road boundaries and barriers. The products can also identify and read traffic signs, directional signs and traffic lights. These sensing products are used to build an environmental model of the vehicle’s surroundings, which is the core information used by ADAS-equipped vehicles to avoid and/or mitigate dangerous situations and by autonomous vehicles to safely navigate the world’s roads. These core capabilities and technologies also enable us to create a RoadBook™ of localized drivable paths and visual landmarks using our proprietary REM technology. This is accomplished by crowd sourcing and processing data from vehicles equipped with camera-based ADAS systems, which data we intend to pursue through cooperation with our partners. Finally, we believe that proprietary reinforcement learning algorithms in the area of driving policy will eventually result in autonomous vehicle systems having the capability to negotiate with other human-driven vehicles in complex situations.

Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Our system-on-chip products combine high performance, low energy consumption and low cost, with automotive-grade standards of accuracy, quality and functional safety and were included in serial production vehicle models since 2007. We estimate that our products were installed in approximately 15.7 million vehicles worldwide through December 31, 2016 and our technology is available with 21 OEMs. Furthermore, our products have been selected for implementation with more than 25 OEMs. We see meaningful barriers to entry in our field and believe our more than 18 years of research and

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development and data collected from millions of miles of driving experience give us a significant technological lead.

We believe that we are well-positioned to take advantage of two key industry trends:

•	The first trend is the evolution in the demand for ADAS, one of the fastest growing content areas within the automotive electronics industry. The rapid increase in ADAS demand is driven by growing public acceptance and awareness of active safety technologies, but it is mainly due to the rising influence of regulators and national and international safety organizations that issue safety ratings to encourage manufacturers to include safety features in their new or redesigned car models. As regulators and safety organizations continue to increase the types and functions of ADAS applications required to maintain high safety ratings, we believe that ADAS will likely become a standard technology included within the base price of more vehicle models, and the market for our products will continue to expand significantly. Our experience to date validates the increase in demand for ADAS technology. It took approximately five years from 2007 to ship the first 1.0 million EyeQ® chips. In the year ended December 31, 2016, we shipped approximately 6.0 million chips. In early 2010 our technology was sourced by seven OEMs. We also believe there is significant demand for ADAS applications from companies that operate fleets of vehicles where ADAS is not included as standard equipment. We are pursuing these opportunities with products sold through our Aftermarket division.

•	The second trend is the accelerating desire of global automakers to develop autonomous vehicles. Full autonomous driving, where the driver is not actively engaged in driving the vehicle for extended periods of time, cannot be achieved in one step. In our view, there are three pillars necessary to enable fully autonomous driving. The first pillar is sensing, which will require current software used for ADAS systems to evolve to deal with more complex situations and to process data from more than one camera and more than one sensor type. The second pillar is mapping, which will serve as redundancy to sensing. The third pillar is driving policy, which will add the “human behavior” aspect to autonomous driving, allowing these vehicles to “negotiate” with other cars in complex situations. In the near future, we believe that there will be at least two technological innovation steps beyond ADAS. The first innovation involves hands-free-capable driving at highway speeds and in congested traffic situations (also known as Level 3 autonomous driving). We have design wins from five OEMs to launch these features for Level 3 autonomous driving and are in development programs with other OEMs for potential future launches. The next innovation is the inclusion of country road and urban scenario capabilities to support autonomous driving (also known as Level 4/5 autonomous driving). We have design wins from five OEMs for Level 4 autonomous driving. We expect that this innovation will require only minor additional sensing hardware, but significant algorithmic advances, which we are currently developing. Importantly, we, along with our supplier and automaker partners, believe a viable technology path exists to enable both these innovation steps, and we expect hardware, software, packaging and related elements will be within acceptable automotive industry levels.

Our leading position in the ADAS end market is a result of our track record of innovation, high-accuracy validation and performance over millions of miles and the broad functionality offered by our systems. We offer the only camera-based ADAS technology that covers all major safety and convenience-related functions available in the market today:

•	Safety Functions

•	Lane functions — Lane Departure Warning (LDW) and Lane Keeping and Support (LKS);

•	Vehicle detection functions — Forward Collision Warning (FCW), Headway Monitoring and Warning (HMW), Adaptive Cruise Control (ACC), Traffic Jam Assist (TJA) and Autonomous Emergency Braking (AEB-V);

•	Pedestrian detection functions — Pedestrian Collision Warning (PCW) and Pedestrian Autonomous Emergency Braking (Ped-AEB);

•	Animal detection functions; and

•	General objects detection features (AEB-GO).

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•	Convenience and Driving Enhancement Functions — Adaptive High Beam Control (AHC), Traffic Sign Recognition (TSR) and Traffic Light Recognition (TLR).

Our success in achieving agreements for a core role in vehicle programs for Level 3 autonomy and beyond is due to our ability to demonstrate compelling products within the following key areas:

•	Autonomous Driving Technologies — The Three Pillars of Autonomous Driving

•	Sensing capabilities that, in addition to ADAS safety and convenience functions noted above, will contain Drivable Path Delimiter Features, including detection of curbs, barriers, construction zone obstructions, general obstacles, road bumps, potholes and debris. Additional capabilities include path planning for determining the drivable path in situations where lane marks do not exist or are too weak to rely on, 3-dimensional object detection, 360-degree awareness and detection, as well as environmental mode that labels every pixel within the frame to extract semantic information to enhance interpretation of the driving scene for autonomous driving.

•	Mapping to support fully autonomous driving. In January 2016 we announced a new mapping technology development, REM™, which is based on software running on our EyeQ® processing platforms that extracts landmarks and roadway information at extremely low bandwidths, approximately 10KB per kilometer of driving. Additionally, backend software running on the cloud integrates the segments of data sent by vehicles with the on-board software into a global database, which we refer to as the RoadBook™.

•	Driving policy to enable autonomous cars to drive in a complex environment by taking into consideration the response of other road users to our own actions. This policy enables navigation in difficult scenarios, such as entering a busy roundabout, negotiating double-merge situations, merging into traffic in a 4-way junction and constructing a merge plan to take an exit ahead.

We have strong direct relationships with OEMs. Our products are or will be available in production vehicles from most of the global OEMs, including:

Adam Opel AG Audi AG Bayerisch Motoren Werke (BMW) AG — BMW, Mini and Rolls Royce Chrysler Group LLC — Chrysler, Dodge and Jeep FAW Automotive Fiat S.p.A. Ford Motor Company — Ford and Lincoln	General Motors Company — Buick, Cadillac, Chevrolet and GMC Honda Motor Company, Ltd HKMC — Hyundai and Kia IVECO Lucid Motors Inc. MAN SE Mitsubishi Group Mazda Motor Corporation NIO USA

Nissan Motor Co., Ltd. — Nissan and Infiniti

PSA Peugeot Citroën — Peugeot and Citroën

Renault S.A.

Scania Aktiebolag (publ)

Ssangyong Motor Company

SAIC Motor

Soueast Motors

Volkswagen

Volvo Car Corporation

Yulon Motor Co., Ltd.

We supply our technology to OEMs through automotive system integrators, known as Tier 1 suppliers, which are direct suppliers to vehicle manufacturers. Sales to OEMs (the “OEM segment”) represented approximately 77% and 84% of our total revenues in the years ended December 31, 2016 and 2015, respectively. Our Tier 1 customers include Autoliv, Inc., Delphi Automotive Plc, Gentex Corporation, HiRain, Key Safety Systems, Leopold Kostal GmbH, Magna Electronics Inc., Mando Corporation, Mobis Transportation Alternatives, Inc., Nidec Elesys, Sony Corporation, Taiwan Calsonic, WABCO Holdings Inc., ZF-TRW Automotive Holdings Corp. (“TRW”) and Valeo, as well as Bendix Corporation working jointly with TRW.

We also offer our technology as an aftermarket product in vehicles that do not come pre-equipped with such technology. Our aftermarket customers include commercial and governmental fleets, vehicle importers and dealers, insurance companies and end users. Aftermarket sales represented approximately 23% and 16% of our total revenues in the years ended December 31, 2016 and 2015, respectively.

We have experienced significant revenue growth in the last three years. For the years ended December 31, 2016, 2015 and 2014, our total revenues were $358.2 million, $240.9 million and $143.6 million, respectively,

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representing year-over-year total revenue growth of 49% and 68% for our two most recent fiscal years. Our net income (loss) in accordance with IFRS was $108.8 million, $70.7 million, and $(30.1) million for the years ended December 31, 2016, 2015 and 2014, respectively.

Market Opportunity

Road traffic accidents and injuries remain a major unresolved problem worldwide. The World Health Organization (the “WHO”) estimates that approximately 1.25 million people die each year as a result of road traffic crashes. The WHO also estimates that road traffic accidents cost governments approximately 3% of a country’s gross domestic product. In 2011, AAA estimated that auto accidents cost the United States $300 billion annually. As a result, reducing traffic injuries has been a critical priority for governments, safety organizations and the automotive industry.

Making vehicles safer has been critical to reducing road traffic injuries. These efforts began in the 1960s with seatbelts and expanded to include crumple zones, air bags, anti-lock brakes and electronic stability control, each of which began as optional equipment for an extra cost but are now ubiquitous and a standard part of the base price of developed market vehicles. The U.S. Insurance Institute for Highway Safety (the “IIHS”) cites studies finding that more than 90% of vehicular accidents are due to human factors. Other organizations cite similar statistics. IIHS has estimated that if all vehicles were equipped with FCW, LDW, side-view assist and adaptive headlights, as many as 1.9 million crashes involving passenger vehicles could be prevented or mitigated each year, including about one of every three fatal crashes and one of every five serious or moderate injury crashes.

The ADAS market is a growing market. We believe that major regulatory changes, together with increased customer awareness of the benefits of active safety technology, will drive ADAS adoption to the point where the vast majority of new cars produced will be equipped with one or more ADAS capabilities. We estimate that our total ADAS-related addressable market will reach $4.5 billion annually in the next several years.

In addition, there are an estimated one billion existing automobiles on the road worldwide that could be retrofitted with certain ADAS capabilities. We have noted increasing interest on the part of insurance companies, public transportation companies and other companies owning fleets of multiple vehicles to retrofit ADAS technologies, in order to reduce road traffic injuries and damage from collisions. We believe this represents a meaningful growth opportunity in future years. Moreover, our aftermarket Mobileye Shield+ product has the potential to reduce collisions of large trucks and buses with pedestrians and cyclists caused as a result of blind spots. Our aftermarket Mobileye Shield+ is connected to a telematics system that provides information allowing municipalities to anticipate hot spots and take preventive measure to avoid accidents. The aftermarket Mobileye Shield+ is also a part of the U.S. Department of Transportation (“US DOT”) Smart City initiative.

Regulations and Ratings Drive ADAS Market

Automobile safety is driven by both regulation and the availability to consumers of independent assessments of the safety performance of different car models, which have encouraged OEMs to produce cars that are safer than those required by law. In many countries these safety assessments, often known as New Car Assessment Programs (“NCAPs”), have created a “market for safety.” Car manufacturers seek to demonstrate that their new and revamped car models satisfy the NCAP’s highest rating, typically five stars, or can “tick the box” on the new car sticker. For example, in the first half of 2016, 97% of vehicles sold in the European Union (the “EU”) had been evaluated with a star rating, and 75% received a 5-star rating.

National NCAPs will continue to add specific ADAS applications to their evaluation items over the next several years, led by the European NCAP. We believe that this global rollout will lead to harmonized requirements across key geographic areas, exemplified by Australian, Japanese and Korean NCAPs’ full harmonization with the European NCAP. On a global scale, all major NCAPs are introducing evaluation of ADAS applications, while a majority are including scoring factors based on fitment rates.

Significant NCAP actions include the following:

•	Europe — In 2014, the European NCAP increased its active safety requirements to achieve 4- and 5-star ratings. From 2014, a 5-star rating requires one or more active safety systems on each vehicle model. The active safety technologies include speed assistance system (also known as Intelligent Speed Assist, ISA), electronic stability control, LDW/ LKA and AEB. In 2016, the European NCAP announced its roadmap for 2020, with significant updates for 2018-2019, including: (i) adding AEB in front of cyclists; (ii) adding AEB in front of pedestrians at night; (iii) strengthening the weight of camera related features, such as lane support systems (LDW, LKA); (iv) introducing road edge detection (in the absence of lane marks), which

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requires more advanced monocular processing; and (v) introducing additional traffic sign types required for ISA. The next update to the European NCAP in 2020 will include (i) more complex variations of AEB for both vehicles and Vulnerable Road User (VRU) (pedestrian and cyclist) scenarios; and (ii) junction assist scenarios, covering cross-traffic and turning collisions, which require more advanced object detection (i.e., from any viewing angle), emphasizing traits of angular resolution and accuracy, a camera-based strength. We believe the standard fitment of a camera will be implicitly required in order to achieve 4- and 5-star ratings beginning in 2018, due to minimum scoring thresholds of vision technologies such as lane, road edge and traffic sign detection. Under EU regulations, AEB and LDW are mandatory for all new commercial vehicles (classes M2-3, N2-3) manufactured since November 2015. As a result of the above, we expect that the ADAS fitment rates in Europe will continue to increase based on NCAP. We believe that this trend could potentially be strengthened through the European Commission’s continued assessment of safety features for mandatory inclusion in EU vehicle safety through new vehicle approvals, potentially as early as 2021. The Active Safety Measures being considered are: AEB, ISA, LKA, driver drowsiness and distraction monitoring and reversing object detection.

•	United States — In 2011, the U.S. National Highway Traffic Safety Administration (“NHTSA”), as a part of the Government 5-Star Safety Ratings program, provided consumers with information on effective crash avoidance technologies that can help reduce the risk of vehicle crashes including FCW systems, LDW systems and rearview video systems (RVS). In December 2015, NHTSA announced that it plans to adopt a new 5-Star Safety Ratings system, which will encompass assessment of crash avoidance and advanced technologies as well as pedestrian protection into the overall star rating system effective 2019. In March 2016, NHTSA and the IIHS announced a commitment by 20 automakers representing more than 99% of the U.S. auto market to make AEB a standard feature on virtually all new cars sold in the United States no later than the year which begins September 1, 2022. In addition, the IIHS has added collision avoidance technology, such as FCW, to its criteria for awarding a “Top Safety Pick+” rating. In September 2016, NHTSA and the U.S. DOT provided updated guidance on vehicle performance and announced the next steps to increase the safety of autonomous vehicles, including the publication of a template for manufacturers and other entities to submit safety assessments and the implementation of a rule mandating the submission of safety assessment letters.

•	Japan — The Japanese Ministry of Land Infrastructure Transport and Tourism instituted an AEB mandate for 2016, which included testing for AEB vehicles and pedestrians and LDW. In 2017, LKA is planned for testing. In 2018, AEB and AHC testing are planned in connection with pedestrians at night.

•	Australia — Australia NCAP has had AEB testing rules in place since 2012, and starting in 2018, Australia NCAP will fully harmonize test and assessment protocols with the European NCAP.

•	Korea — In 2017, Korea NCAP introduced updated ratings and test protocols for 2017 – 2018, incentivizing adoption of active safety technologies, such as FCW and AEB for vehicles, LDW, and, to a lesser extent, LKA, ISA and AEB for pedestrians.

•	China — The China NCAP is developing a roadmap for 2018 – 2020, which is expected to introduce FCW and AEB for pedestrians and vehicles, while AEB fitment rates are expected to be factored into the scoring scheme.

•	Asia — ASEAN NCAP’s 2017 – 2020 rating scheme highlights the first introduction of active safety technologies. Scores are awarded for inclusion of Safety Assist Technologies, including AEB Interurban, AEB City, AEB, VRU, FCW, LDW and LKA.

The Autonomous Driving Revolution

In recent years, the automotive industry has accelerated the development of “autonomous,” “automated” or “self-driving” vehicles. Self-driving vehicles are those in which some operation of the vehicle occurs without direct driver input to control the steering, acceleration and braking and are designed so that the driver is not expected to monitor the roadway constantly while operating in self-driving mode. Self-driving vehicles range from applications that perform some functions but the driver is required to continuously monitor traffic (i.e., ADAS, or Level 1/2 autonomous driving) to semi-autonomous or fully autonomous driving where the driver increasingly relinquishes control. Semi-autonomous driving, i.e., Level 3 autonomous driving, where the driver relinquishes control under certain conditions, such as highway driving, means the driver does not have to monitor traffic continuously but must be ready to control the vehicle within a specified period of time. Fully autonomous driving under all situations will

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not require any driver input (i.e., Level 4/5 autonomous driving).

In January 2016, the U.S. DOT revealed part of a presidential FY2017 budget proposal that would provide a nearly $4 billion investment over ten years to accelerate the development and adoption of safe vehicle automation through real-world pilot projects. In September 2016, the U.S. DOT and NHTSA announced preliminary guidelines intended to direct policy-making with respect to self-driving vehicles and to address and remove potential roadblocks to the integration of innovative, transformational automotive technology that can significantly improve safety, mobility and sustainability. This included a 15-point self-certification plan as well as suggestions for a harmonized policy among the individual states.

The move to the autonomous vehicle is expected to introduce significant potential economic savings as well as further reduce traffic accidents. In October 2013, the ENO Center for Transportation, a neutral, non-partisan think tank that promotes policy innovation in the transportation industry, identified potential savings from fully autonomous vehicles. Assuming half of U.S. vehicles are autonomous, the ENO Center’s analysis, which is subject to significant assumptions, estimates that the transition from manual driving to autonomous driving would save 9,600 lives per year and reduce car crashes by 1.9 million per year while generating crash cost savings of $158 billion and $37 billion in fuel cost savings from more efficient route selections.

While Level 4/5 autonomous driving is not expected in significant volumes in the near future, we believe that there will be near-term and ongoing introductions of Level 3 capabilities. We believe these capabilities will start with hands-free highway driving and then will gradually extend to other types of roadways, such as country and city driving. ADAS applications that have been validated to automotive-grade standards are important building blocks for these more advanced systems. We believe the key factors in the growth of autonomous driving will be increased safety, consumer demand and other economic and social benefits, such as increased mobility for elderly and disabled, less traffic congestion, reduced use of land for parking and others. Controlling the costs of the systems is also critical as many studies have shown that consumers are interested in safety but also are very sensitive to costs. We believe our total addressable market for camera-based ADAS systems for autonomous driving could reach $15 billion in the next several years, due to, among other things, the use of multiple cameras and sensors required to enable this technology.

Available ADAS Sensors

Developers have largely approached the challenges of ADAS and autonomous driving through the use of multiple sensors and imaging devices, including radar, lidar and cameras.

Radar. In the early 2000s, ADAS applications were based on radar. Radar-based sensors compare microwaves of emitted and reflected signals and are generally unaffected by weather. However, unlike cameras, radar is not as sensitive to non-metal objects and cannot detect lane markings and traffic signs. Radar has improved in resolution, performance and cost over the years. A short- or medium-range radar system performing ACC is price competitive to a monocular camera. Radar resolution and sensitivity have also improved to the level of possibly detecting pedestrians under certain scenarios. We believe that the biggest challenge for radar processing is the ability to detect stationary objects (where the Doppler Effect cannot be exploited to filter out “clutter”). As a result, all radar-based ACC to date does not respond to stationary targets (including pedestrians, who are essentially stationary relative to the speed of a car). Radar-only AEB systems to date have also resulted in false braking scenarios, which in some cases have led to vehicle recalls. We believe that as safety testing becomes more reflective of real-world conditions, radar’s inherent limitations with respect to stationary targets will limit its ability to achieve the highest safety rating as a standalone AEB sensor.

Lidar. Lidar is a sensor that measures distance by illuminating a target with laser and analyzing the reflected light. In automotive applications, lidars with a small number of beams (typically three) have been used in low-speed AEB applications. Given the growing role of the monocular camera in AEB applications, we believe that triple-beam lidars are not expected to maintain their position in the low-speed AEB category. Future lidar development includes commercialization of scanning-beam lidars, which could cover a dense field of view (like a camera) by scanning a single beam throughout a predefined field of view. We believe the cost for a 360 degree scanning-beam lidar currently is and will remain too expensive for standard production vehicles. However, we believe that a scanning-beam lidar with a more modest field of view, covering 145 degrees horizontal and a few degrees vertical, is currently being developed that could be more rationally priced for mass production. We also believe that due to their limited vertical field of view, such new lidars are not likely to replace the camera as the primary sensor, but, instead, they could be used as a third front facing sensor for additional redundancy in autonomous vehicles. We believe that limiting the use of lidar in this manner is also likely to help productize and enable relatively low-cost solid state lidar.

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Growth of Camera Use. A camera, similar to the human eye, gathers a richer amount of data than either a radar or a lidar sensor due to higher resolution. However, processing and interpreting this data requires immense computing power and sophisticated software. To counteract that camera precision weakens in poor weather, sophisticated fail-safe measures that deactivate the system when visibility drops below the functioning limit of the camera are also necessary. Following improvements in camera-sensing technologies, especially our pioneering visual processing improvements over the years, the camera has gradually gained prominence in ADAS, particularly the monocular camera. Over time, the camera has demonstrated its ability to perform ADAS applications formerly accomplished only by radar, including FCW, ACC and AEB. Significant milestones in camera-based applications, all accomplished by us, include:

There is a clear trend towards the primacy of the camera sensor, increasingly as the only sensor in an ADAS system. This primacy is driven by the lower cost and packaging benefits of the “bundling effect” of having a single camera performing multiple ADAS (all other sensor modalities specialize in ADAS subsets), the relative ease of adding functionality through simple software updates and the versatility of the camera in terms of being able to identify textural cues, such as lane markings, road sign text and color, in addition to detecting shape.

Stereo Camera. The growth of the camera as the leading ADAS sensor led to a view that having two cameras acting in tandem would provide better protection. We believe real world experience has demonstrated that “stereo camera” sensors are not as effective as a monocular camera sensor. In the automotive context, “stereo” is a system that uses a depth map throughout the processing chain of target detection, object separation and range estimation, and it cannot function if one camera is deactivated. Stereo systems can best analyze a field of between 40 and 50 meters (compared to 150 meters for our monocular camera), but small errors in triangulation can lead to disproportionate errors in the analysis necessary to provide effective warnings. Stereo-based systems are also more expensive than monocular systems, use more power and occupy more space on the windshield, which is a critical factor given the limited available space. Stereo systems also have more problems separating objects from background.

Monocular Camera. Our technology is based on the monocular camera sensor. Monocular camera systems, similar to human vision, measure the rate of the increase in the size of the image, which we believe offers the best imaging of the circumstances surrounding a vehicle with less of the “noise” that can lead to errors in the analysis. Monocular camera technology is not reliant on a depth map and avoids the triangulation errors inherent in the stereo camera model. Unlike radar, monocular camera technology is unaffected by the metallic or non-metallic composition of an object or whether the object is stationary or moving.

Multiple Sensors. We believe autonomous driving applications beyond Level 2 will require front-facing cameras with more extensive fields of view (relative to the cameras used in most current ADAS systems), sensors in the side and rear of the vehicle and redundant modalities (i.e., more than one sensor type). Increases in the necessary field of view and required robustness of the detection process will require redundancy beyond that of current ADAS applications. We have developed both a tri-focal camera configuration (three cameras with different fields of view placed side-by-side but not working together in “stereo”) and an Ultra-High Resolution camera, with a very broad and deep field of view from one camera, but generating five times the samples per second as current cameras. These advanced systems enable a wide field of view while maintaining a sufficient number of image pixels per degree. The multiplicity of cameras and/or increased overall pixels also allows for depth through triangulation, which will provide additional redundancy cues within the detection process. The additional redundancy is necessary for self-driving applications where there is an urgent need both to reduce false braking to a minimum and reduce false negatives (missing a true target) to zero. Fusion between an advanced front-facing camera and multiple radars will also be a necessary part of self-driving due to the needed redundancy. We also believe that lidar will have a meaningful role in terms of providing additional redundancy for distance verification and road contour analysis.

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Our advanced cameras are already in series development with seven OEMs, with the first program targeted for production launch in 2018.

Our Solutions

Our core products are in the category of sensing. We believe that our sophisticated software algorithms perform at automotive-grade standards, providing drivers with high-accuracy interpretations of a scene in real time and an immediate response based on the analysis. This software is deployed on our proprietary family of EyeQ® system on a chip (“SoC”) products which combine high computational performance, low energy consumption and low cost, all at an automotive-grade functional safety standard. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our products use monocular camera processing that works accurately alone or together with radar for redundancy. We expect to launch products that work with advanced multi-focal and ultra-high resolution cameras for automated driving applications with the same high performance, low energy consumption and low cost.

In recent years, we have expanded our product offerings beyond pure sensing solutions to crowd-sourced, high-definition mapping and reinforcement learning algorithms for driving policy.

Road Experience Management™: Most in the auto industry agree that to safely enable autonomous driving beyond Level 2, a map significantly more accurate than GPS-based maps is required. Our proprietary mapping product, Road Experience Management (REM™), generates and updates such a map through crowd sourcing. We use camera-equipped Level 1 and 2 vehicles with our software as “the crowd.” Considering these cameras already support ADAS functions, using them to crowd-source a map represents very little incremental cost. Our software expertise helps us use real-time geometrical and semantic analysis to compress the camera data into a form that can be communicated over wireless. The REM technology is based on our EyeQ® processing platforms that on-board the vehicle and collect landmark and roadway information at extremely low bandwidths (approximately 10KB per kilometer of driving). Finally, potentially large-scale camera-equipped vehicles give us confidence that the map can be updated rapidly, leading to low Time to Reflect Reality (“TTRR”).

Driving Policy: Once multiple sensors and localization mapping are used to build a full environmental model of the driving scene, one piece of the autonomous driving puzzle that remains missing is Driving Policy. Driving Policy for the autonomous vehicle can be compared to the driving lessons that humans take before they are allowed to drive on the road. We do not take driving lessons in order to train our perception (i.e. our sensors), we take driving lessons in order to learn how to merge into traffic and execute other maneuvers that require “negotiating” with other vehicles. Many situations can be dealt with by rules-based software by our partners, but certain situations are too complex to be solved by rigid, rules-based systems, such as busy roundabouts or double-merge situations. These situations require “drivers” to plan ahead, indicate their merge plans to other drivers through visual cues and, ultimately, negotiate. So long as autonomous vehicles share the road with human drivers – as is anticipated to be the case – this aspect is critical to make fully autonomous driving a reality. We are teaching vehicles how to manage complex situations through the development of deep reinforcement learning.

Led by Professor Amnon Shashua, our co-Founder, Chief Technology Officer, Chairman and a director, our more than 470 engineers and other research and development personnel have a history of innovation. We began developing vehicle detection from a single camera in 2000 and pedestrian detection in 2002.

We believe our position as the camera-based ADAS market leader is based on the following competitive strengths:

•	All applications in one camera system, resulting in cost savings and greater convenience — We have always understood that it was essential to develop and enable the entire spectrum of ADAS functionalities with a single-camera system in order to position the camera as the primary sensor due to its cost and packaging convenience. Due to limitations of resolution and inability to see texture, radar and lidar sensors are unable to support many ADAS functionalities alone. We can provide all applications in a single system and camera, in many cases with no redundancy from radar. In addition to demonstrated quality and accuracy, this makes our solution also compelling to OEMs from a cost perspective. Given recent NCAP rules as a result of which OEMs are adding AEB function as standard fitment (as opposed to an optional function), having all applications on the same system offers up-sale opportunities to OEMs that work with us and can sell the full suite of applications on the same hardware that is already within the car as standard fitment given AEB rules. Further, in the long term, many of our planned, additional applications will require a simple

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update to the software rather than costly and time-consuming changes to the hardware itself.

•	Large validation datasets train and optimize our complex proprietary algorithms — Our more than 18 years of ADAS research and development, largest number of programs launched on the roads in the industry and experience with most global OEMs have yielded tens of millions of miles of real-world user profile data covering more than 60 countries at all times of day and in multiple scenarios — highway, country, city — across hundreds of vehicle models. Our large datasets, gained from OEM prototype testing and unbiased as to any OEM, we believe, give us a significant advantage in the ability to train and optimize our proprietary algorithms. We can also fully validate safety functions, which is crucial in order to avoid false-positive actuations. For example, our FCW algorithm has a demonstrated 99.99% accuracy. We believe that no other company in the world has road experience datasets as deep and as broad as ours.

•	We seek to work with all OEMs and Tier 1 companies — We seek to work with all OEMs as well as Tier 1 companies. We believe our hybrid approach of working directly with OEMs to customize and validate our products for a specific product program and then making that product available to multiple Tier 1 companies that may respond to a request for quotation (“RFQ”) for the same serial production contract, offers us the opportunity for the greatest market share. OEMs often source from multiple Tier 1 companies. Because we provide the technology itself, an OEM can choose to work with its preferred Tier 1 company while having our technology powering their ADAS application. We have a very strong track record of winning business with OEMs. For the past nine years, we have won more than 85% of the serial productions for which we have been requested to provide a quotation.

•	Long-standing relationships with OEMs and Tier 1 companies provide for a leading and defensible market position — Our market leadership results from many years of review and validation from more than 25 of the global OEMs and our relationship with most of the leading Tier 1 companies. We expect that as regulations and ratings require more active safety features, more cars and more car models will have a camera. As the leading provider of camera-based ADAS, we are well positioned to benefit from this trend in several ways: (i) we believe that our many long-standing relationships, proven track record of accuracy and quality over millions of miles and the investments in validation that OEMs have made, create significant barriers to entry to the ADAS market; (ii) our continued development of advanced, innovative technology that satisfies our customers’ needs for advanced ADAS and autonomous driving technology is another barrier to entry; (iii) we believe that we are the only technology company with the domain and field expertise in the development of automotive applications of computer vision and machine learning with the capability to reach the 99.99% performance accuracy that is required to win meaningful production programs, and as the market shifts toward autonomous driving, we believe reaching this performance level is even more challenging and requires the domain expertise that we have developed over the years; and (iv) this leading position in the supply of camera-based ADAS systems also makes us well positioned to be a collector and provider of crowd-sourced maps through our proprietary REM technology. We believe that autonomous driving requires additional redundancy from high-definition maps, continuously updated by millions of drivers.

•	Self-designed, cost effective EyeQ® microchip — We have designed our own microprocessor chip that has the computing power to run LDW, FCW, AEB (for vehicles and pedestrians), TSR, AHC, ACC, Free-Space Analysis, debris detection, 360 degree awareness, environmental mode, REM and more – at a frame rate of 36 frames per second for our EyeQ3®. We believe this kind of computational load is unusually high on a portable device. Our EyeQ® SoC is capable of achieving very high throughput at very low power consumption and very low cost. Each new generation of the EyeQ® SoC is many times faster than its predecessor, allowing for more and better image analysis. EyeQ2® was approximately six times faster than the original EyeQ®; EyeQ3®, launched in vehicles in the fourth quarter of 2014, is approximately eight times faster than EyeQ2®. We believe that our next generation chip, the EyeQ4®, is the most advanced application-specific vision computing SoC in our market. EyeQ4® has computing power that is eight times more powerful than EyeQ3® and will have the capabilities to process data from at least 12 sensors, including radars and lidars. All the while, the EyeQ4® power consumption is below four watts which is important in terms of avoiding active cooling within vehicles. EyeQ4® engineering samples are available, and we have many sourced production programs starting 2018 that will be using our EyeQ4®. In May 2016, we announced our development of the fifth generation of EyeQ5® to act as the central processor for fully autonomous driving vehicles starting in 2020. The fifth generation SoC is scheduled to sample in 2018. EyeQ5® is expected to achieve computational power of 7x-8x EyeQ4® at five watts or less and be able to

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process data from at least 18 sensors.

•	Highly scalable business model — Our business model results in strong operating margins, and in 2016 we generated operating income, net income and positive cash flow from operations. We believe that our business can continue to grow significantly without corresponding increases in fixed and capital expenditures because we have strong existing relationships with the majority of all OEMs and Tier 1 companies, and we are not reliant on traditional sales and marketing processes to develop the OEM business. Further, we believe that STMicroelectronics N.V., a leading provider of integrated circuits, is capable of increasing production of our EyeQ® chips as sales increase.

See “Risk Factors—The pending Intel Acquisition creates risks and uncertainties in respect of our relationship with our customers, our ability to attract and retain personnel and the requirement to obtain Intel’s consent for certain matters under the Purchase Agreement.” for a discussion of certain effects that the pending Intel Acquisition may have on our relationship with OEMs and Tier 1 companies.

Our Growth Strategies

We intend to expand our operations and continue to lead the ADAS and autonomous driving market by:

•	Capitalizing on regulatory and safety rating changes promoting standard feature ADAS — We believe that in order to attain a 4-star or 5-star safety rating in most countries that issue ratings, a vehicle will need to be equipped with camera-based ADAS sometime in the next several years. As a result, OEMs have been moving to adopt ADAS technology as standard equipment on the majority of new launches of existing models as well as of most new models. We believe we are strongly positioned to benefit from the increased demand for ADAS and we have already been sourced for standard feature programs by global OEMs. Further, we work with the European NCAP, NHTSA and other NCAPs to demonstrate the capabilities and reliability of our technology and to help ensure that they develop regulations and ratings that address the full range of benefits that we believe ADAS can offer. Currently NCAP ratings that include AEB exist in Europe, Japan and Australia. Recently, NHTSA announced that it will adopt a new 5-Star Safety Ratings system, which will encompass AEB into the overall star rating system effective for 2019 car models. In addition, NHTSA and IIHS announced a commitment by 20 automakers representing more than 99 percent of the U.S. vehicle sales to make AEB a standard feature on virtually all new cars sold in the United States no later than the year that begins September 1, 2022.

•	Exploiting the advantages of camera-only ADAS — We believe camera sensor is key for mass adoption of active safety features because only a camera can perform the full suite of ADAS functions at a reliability level that can ensure both real world performance in complex cluttered environments and offer acceptable levels of false-positive actuations. Unlike other sensor modalities, such as radar and lidar, which do not incorporate the full panoply of ADAS functions, camera-only ADAS reduces cost and package constraints.

•	Leading the development of ADAS and automated driving — The move towards hands-free driving necessitates additional capabilities, such as traffic-light detection, detection of obstacles outside the driving path and significant growth of scene understanding in order to support automatic lateral control of the vehicle. We believe the camera is the sensor best suited to address the functionalities necessary for automated driving. Effective automated driving requires three pillars: The first is sensing that will build on current ADAS technology, incorporating the coordination of multiple cameras around the vehicle to provide both a wide field of vision and protective redundancy. We have been designing new multiple camera configurations to support the higher safety standards required for vehicles systems beyond Level 2. In addition, we have developed “Deep Layered Learning” algorithms to handle free space estimation capabilities and path detection and planning, even on roads with no lane markings and/or unconventional boundary delimiters (i.e., stand of trees, line of parked cars, gravel, etc.). These algorithms use our EyeQ3® and EyeQ4® architecture to provide real time performance at low power consumption levels. The second pillar is precise high-definition mapping to serve as the required redundancy to sensing. We have developed our REM technology, which uses continuously updated high-definition data and precise localization to determine the safe drivable path. REM technology is based on software running on our EyeQ® processing platforms. The third pillar is driving policy, which uses novel technology that we developed in order to enable autonomous cars to drive among human drivers and other autonomous cars and make “human-like” decisions, which are needed for autonomous driving. We expect that the continued experience gained in this area will enhance our ability to maintain a leadership position in ADAS technology and further

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enhance our already strong position in full autonomous driving. Our broad product offering across these three pillars of automated driving is an important driver of recent production program wins with five OEMs for Level 3 autonomous driving and with five OEMs for Level 4 autonomous driving.

•	Creating additional and enhanced applications — Full-braking, camera-only AEB was launched in 2015 by Audi, and, based on won programs, we expect other OEMs will follow. We expect to launch additional and enhanced functionalities in the coming years, including animal detection, general object detection, free space or Construction Zone Assist, traffic light detection, pothole detection, boundary detection, road marking and debris detection. Some of these are necessary for OEMs to continue to generate acceptable safety ratings under more stringent European NCAP rules for 2020. We also plan to collaborate with WABCO Holdings Inc., a leading global supplier of technologies that improve the safety, efficiency and connectivity of commercial vehicles, to develop solutions for commercial vehicles that leverage advanced emergency braking ADAS functionalities. As we continue to expand the suite of ADAS we offer, we believe our technological advantages over our competitors will continue to grow.

•	Winning additional serial productions with existing and new OEMs — We intend to leverage our technology leadership and strong relationships with existing OEM customers to win additional serial production contracts in order to make ourselves a fundamental component of our OEMs’ global platforms. We also believe our superior product and demonstrated ability to work with OEMs and Tier 1 companies will enable us to win serial production contracts from additional global and smaller OEMs for automobiles, as well as buses, trucks and other vehicles, which may require specialized customization.

•	Creating partnerships with our customers — We have evolved from an ADAS technology supplier into a full autonomous driving technology partner by proving the three pillars of autonomous driving. This new role opens a door to meaningful strategic partnerships with our customers — partnerships such as those announced with BMW and Delphi in 2016. These collaborations have the potential to position our EyeQ® as the central processor within the autonomous car. Our EyeQ®, algorithms and software provide powerful and sophisticated infrastructure that we will open to our OEM partners to insert their own specific value into the system, unrelated to ADAS and autonomous driving pillars, and accelerate their plans for fully autonomous driving. We believe that in this way our EyeQ® will be integrating all sensors for the sensing tasks, incorporate REM and driving policy and serve as the infrastructure for OEMs to bring their own value to autonomous driving.

•	Creating Global RoadBook in collaboration with our partners — We believe that a prerequisite to the successful enabling of autonomous driving is an ability to create and maintain precise high-definition maps and scale them at low cost. This is the primary purpose of our REM technology that results in a RoadBook of precise drivable paths generated through crowd sourcing. BMW and Volkswagen have entered into agreements with us to develop this system. We believe that scale is important and the merging of data from multiple automakers will enhance both the geographic comprehensiveness of the map as well as how quickly it is updated. We expect other OEMs to join in this partnership and provide a framework for industry-wide cooperation to jointly produce the map contents that are needed for autonomous driving through REM technology. We expect that these agreements will allow us to combine data required from these OEMs to create the RoadBook and share revenues generated between us and the contributing OEMs. We believe this framework can result in an incremental revenue stream for us and our OEM partners from selling the map and associated maintenance services, as well as other data that can provide dynamic information about a variety of road conditions.

•	Expanding our aftermarket product sales — Our aftermarket products can be fitted for both automotive and truck uses. We believe there is significant opportunity for growth in our sales to commercial and governmental fleets, insurance companies, vehicle importers and dealers, public transportation providers, taxi operators and OEMs that may seek to offer our aftermarket product for vehicles that do not contain ADAS technology as a standard feature. In addition, we have developed a product called Mobileye Shield+ that is designed to assist in blind spot detection of large trucks and buses and empowers drivers to avoid and mitigate imminent collisions, protecting the most vulnerable and difficult to observe road users: cyclists, pedestrians and motorcyclists. The Mobileye Shield+ is connected to a telematics system and also provides meaningful information based on the Mobileye Shield+ alerts to fleet managers and municipalities who can anticipate hot spots based on such alerts and effect changes that can meaningfully reduce road accidents. The Mobileye Shield+ is in the pilot stage within approximately 41 municipal bodies around the world. We have accepted the U.S. DOT’s invitation to collaborate with its Smart City Challenge, and, as a result, we will equip several hundred buses in the winning city with our Mobileye Shield+, free of charge. We believe that we can leverage the growing public acceptance and awareness of driver safety technologies and the rising influence of “5-

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star” quality ratings in new car models to market our ADAS aftermarket products as well. We also seek to promote regulation that will mandate or encourage aftermarket installation of ADAS technology for certain usages, such as fleets, public transportation or certain drivers, such as young drivers. In addition, we believe that, with our Mobileye Shield+ product, we can promote aftermarket sales by aligning the interests of fleets and municipalities in reducing city casualties resulting from large trucks’ and buses’ blind spots as well as their interest in anticipating road accidents before they occur.

The foregoing describes the strategy that we intend to follow for as long as we continue to operate as a standalone company, prior to the consummation of the Intel Acquisition. See “Risk Factors — The pending Intel Acquisition creates risks and uncertainties in respect of our relationship with our customers, our ability to attract and retain personnel and the need to obtain Intel’s consent for certain matters under the Purchase Agreement.” for a discussion of certain effects that the pending Intel Acquisition may have on our relationships with OEMs and Tier 1 companies.

We are unable to predict the strategy that Intel would cause us to follow if the Intel Acquisition is consummated. However, Intel has stated in the Offer to Purchase that Intel intends after consummation of the Intel Acquisition to conduct a comprehensive review of our business, operations, capitalization and management with a view to optimizing the combination of Mobileye and Intel’s Autonomous Driving Group into a global automated driving organization and that this combined global automated driving organization will be headquartered in Jerusalem and will be led by Professor Shashua.

Our Technology

Our technology rests on three layers. The first layer is software, particularly our visual processing algorithms that extract meaningful information from a video camera. In the context of ADAS, meaningful information consists of high-level information that is used by the car control systems to avoid collisions and unintended road departure (such as AEB), to perform longitudinal control (such as ACC) and lateral control (LKA, hands-free driving), to control lighting (such as AHC) and to provide the driver with relevant information about traffic signs and traffic lights. The second layer is our silicon core designs that run on our EyeQ® family of SoCs. We designed vector accelerators (called VMP, PMA and MPC) that per silicon area are an order of magnitude more efficient than off-the-shelf vector accelerators (like DSPs, GPUs, FPGAs) for the purpose of computer vision algorithms. Our EyeQ® family is planned according to safety standards and is ISO26262 compliant with the Safety Element Out of Context. Security defense is built based on integrated hardware security module and enables system integrators to support over-the-air software updates, secure-in-vehicle communication and more. Over our more than 15 years of silicon design, we have acquired crucial know-how and developed innovations that give our EyeQ® SoC high levels of computing intensity in a low-power and low-cost package. The third layer is our electronic circuitry design, which we use for our aftermarket products and as reference designs for our Tier 1 customers.

Software

Our software activity is divided into algorithms, which are the engines for extracting meaningful information from video; application software, which supports development with tools for data analysis and validation; and embedded software on our EyeQ® SoC.

Our visual interpretation algorithms consist of the following:

•	Road signs interpretation — lane markings, curbs, road edge, barriers and other information that allows high-level control systems to make sense of where the host car is located relative to the roadway. The most basic example of this technology is the LDW feature (launched in 2007), which was followed by LKA (launched in 2012). Further growth of this technology is designed to support hands-free driving in challenging roadway situations.

•	Object detection — pattern recognition of vehicles, pedestrians and (large) animals for collision avoidance. Object detection is one of our “signature” strengths, with a development history of 18 years. We were the first company to launch pedestrian detection from a monocular camera (fused with radar) in 2010 on the Volvo S60. We subsequently launched camera-only pedestrian detection in 2013 on BMW and Nissan models. We were also the first to launch camera-only FCW on vehicles in 2011 and camera-only AEB with partial braking in 2013 and full braking in early 2015. The latest addition to this domain is the ability to detect vehicles at any angle and/or when partially obscured, including semantic information delineating different sides of the vehicle. This enables the sophisticated functionality of addressing potential collision

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with crossing and turning vehicles. Furthermore, this can be enabled also from side cameras to enable 360-degree protection that is critical for autonomous driving.

•	Range and Time-to-Contact (“TTC”) to targets — actuation (alert or braking) to avoid a collision requires knowledge of the range (or distance) and TTC to the target object. Measuring range and TTC accurately from a monocular signal requires innovation and know-how that we have acquired over many years of development.

•	Motion-based measurements — the flow of pixels along a sequence of images due to camera motion provides three-dimensional (3D) cues that are analyzed in many levels of the system. This analysis includes validation filters for object detection engines (vehicles, pedestrians, animals); separating moving objects from the background; detecting general (not model-based) objects; detecting debris (of at least 10 centimeters in height) from 50 meters away; reconstructing the road profile in order to detect bumps and potholes; generating a 3D map of the visual field using the principle of “structure from motion,” which is the process of estimating 3D structures from 2D image sequences, and which may be coupled with local motion signals; and fusing 3D and image pattern recognition to aid in scene interpretation, all of which will also support automated-driving functionality.

•	Pattern Recognition — we have developed state-of-the-art multiclass classifiers to enable speed limit indications (first launched worldwide in 2008 on BMW and later by many other OEMs) and detection of various other traffic signs. Traffic light detection is another important layer in this realm as it necessitates not only the accurate detection of the traffic light’s existence, and the demonstrated active light, but also the relevancy of the traffic light to the current driving path. Furthermore, in order to complete the information, the detection of the stop-line and the matching stop-sign are required. The complete understanding of the scene in this respect is useful for supporting hands-free driving.

•	Lighting functions — our AHC is enabled by an innovative set of algorithms that read and interpret the spots of light in the night scene to determine when to turn the high beam on or off. We launched this feature in 2008. It was the first worldwide in the sense of implementation on a camera (rather than a specialized sensor) and first worldwide in conjunction with other functions (LDW and TSR).

•	Semantic Free-Space — we have developed “Deep Layered Learning” algorithms that determine a label for every pixel in the image. The purpose of the label is to determine the free-space zone of the drivable path and the types of objects that are at the boundary of the free space. The object categories include vehicles of all types and at all angles, barriers, guard rails and curbs. We launched this feature in 2015.

•	Holistic Path Planning — our “Deep Layered Learning” algorithms determine the path forward in situations where road lane markings are non-existent or too weak to support determining the path. This technology enables active hands-free driving on general roads as well as country and city roads. We launched this feature in 2015.

•	360-degree driving scene interpretation — given that vision is the richest source of information on the driving scene, it is required to have 360 degrees of the field of view covered by visual information. We see eight cameras covering the 360-degree field of view around the vehicle. In order to exploit this source of information efficiently, it is required to be able to detect and respond to all objects and scenarios addressed by the front-looking cameras. This includes, for example, vehicles, pedestrians, hazards, lanes, free space and much more. The combination of all that information is essential for full autonomous driving.

•	Environmental models — we have developed the notion of an environmental model that is crucial for high-level understanding of a scene. It provides a full vocabulary of the road ahead: how many lanes exist, where is the current path among these lanes, what is expected on the road ahead in terms of merges/splitting/highway exits, what are the path delimiters, etc. This information is essential for enabling full autonomous driving.

•	REM technology — we are developing a new mapping technology called REM, which enables crowd-sourced real time data for precise localization and high-definition lane data. The localization is based on accurate detection of visual landmarks such as traffic signs, marking on the road, poles, traffic lights and more. The accuracy of REM is such that it forms an important layer of information to support fully autonomous driving and provide a complementary source for redundancy. The fact that REM data is sourced from “normal” camera-equipped ADAS vehicles provides the scale to generate and update the map with low TTRR and to do so at low cost as no specialized hardware or vehicles are needed.

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Silicon Core Design – EyeQ® Chips

Our technology addresses an important challenge: to run all the above algorithms, and the functions they support, simultaneously at a frame rate between 10 to 36 frames per second (depending on the EyeQ® generation). Running this kind of computational load on a low-power microprocessor calls upon the second layer of our technological innovation: the EyeQ® family of SoCs.

Each generation of the EyeQ® SoC consists of a combination of central processing unit (CPU) cores (licensed from third parties) and dedicated vector accelerators that we have designed and own. Each generation of the EyeQ® SoC has been six to eight times more powerful (yet maintains approximately the same power profile) than its predecessor and is designed to support the increasing functional demands of our customers, which drive the need to run greater numbers of different algorithms, as well as process data from greater numbers of sensors, simultaneously. The EyeQ® generations support the following functional bundles:

•	EyeQ1®— launched in 2007, supported two bundle types: (i) LDW, TSR and AHC; and (ii) LDW and Vehicle AEB fusion with radar.

•	EyeQ2®— launched in 2010, supported a variety of functional bundles, including LDW, TSR, AHC, FCW and AEB for vehicles and pedestrians (partial braking).

•	EyeQ3®— launched in the fourth quarter of 2014 with one OEM, with other OEMs launched in 2015 and 2016. We also have design wins with six OEMs for launches expected in 2017. In addition to significant upgrades of all of the above functions, EyeQ3® supports full braking AEB, structure from motion functionalities, road profile reconstruction, debris detection, general object detection, traffic light detection and REM.

•	EyeQ4®— engineering samples are available now showing complete functionality with first production planned for late 2017. We have many production nominations running on EyeQ4® for 2018 launch with multiple automakers and many different functionalities. We anticipate further production wins based on EyeQ4®. EyeQ4® is being designed to support processing from multiple cameras (including multi-focal or ultra-high resolution front facing and side/rear), as well as other sensor modalities. Some of our first design wins for 2018 include a scalable portfolio of functions from monocular camera supporting AEB and standard fit functions for star-rating compliance up to advanced multi-camera configurations supporting high-end capabilities, including Level 3 autonomous driving.

•	EyeQ5®— designed to act as the central computing processor to enable fully autonomous driving. Engineering samples are expected to be available in 2018 with first production expected to begin in 2020. We expect that the EyeQ5® will be designed in advanced 7nm FinFET technology node and will feature eight multithreaded CPU cores coupled with 18 cores of our next-generation, innovative and well-proven vision processors. Taken together, these enhancements will support processing of data from at least 18 sensors and will increase computational performance 7x – 8x times over the EyeQ4®. We expect that the EyeQ5® will produce more than 12 Tera operations per second, while keeping power consumption at five watts or less, to maintain passive cooling at extraordinary performance. We also integrate certain technologies developed and owned by third parties into our products, including the central processing unit core of our EyeQ® chips, through license and technology transfer agreements.

Electronic Circuitry

The third layer of our technology consists of the electronic circuitry design that surrounds our SoCs, which serves both as a reference design to guide our Tier 1 customers when responding to RFQs and as the basis of our aftermarket products. This technological layer is key to our position in the OEM market as it gives us the maturity and know-how of a Tier 1 company and thereby allows us to make a significant impact on the entire product chain rather than being limited to the position of a component provider. A secondary benefit is our ability to work with less experienced Tier 1 companies (in the field of ADAS) and bring them up to the required level of knowledge in a relatively short time.

Our Products

Functions

We offer the only camera-based ADAS technology that covers all of the following applications:

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•	Safety Functions

•	Lane functions —LDW and LKS;

•	Vehicle detection functions —FCW, HMW, ACC, TJA and AEB;

•	Pedestrian detection functions —PCW and Ped-AEB;

•	Convenience and Driving Enhancement Functions —AHC, TSR and Speed Limit Indicator (SLI); and

•	Autonomous Driving Technologies — Drivable Path Delimiter Features, including detection of curbs, barriers, construction zone obstructions, general obstacles, road bumps, potholes and debris. Additional capabilities include path planning for determining the drivable path in situations where the lane marks do not exist or are too weak to be relied upon. In addition, our REM technology serves as redundancy to such sensing capabilities. Our REM technology uses continuously updated high-definition data using crowd sourcing. Our driving policy technology enables autonomous driving among human drivers and other autonomous cars.

Each OEM will require a different bundle of applications for a particular model. Similarly, purchasers of larger amounts of our aftermarket products, such as fleet owners, will also usually designate the specific bundle of applications they need. The price for our products depends on the particular bundle of applications and their relative complexity.

The following are illustrations of the capabilities of the functions of our products:

The image above shows some of the detected objects within the 50-degree horizontal field of view of a monocular camera. Integrated with our EyeQ® SoC, a monocular camera can detect pedestrians, vehicles, lanes, traffic signs and more.

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To support autonomous driving applications, we use three cameras with different fields of view. While basic ADAS functionality is performed by a 50-degree monocular camera ([2] in the above image), two other cameras extend the system’s ability. The 150-degree field of view ([1] in the above image) enables early detection of close objects such as close cut-in vehicles, crossing pedestrians and cyclists. The 30-degree camera ([3] in the above image) enables an extended detection range for small objects such as traffic lights and obstacles on the road.

For Level 4 autonomous driving, our OEM customers require a configuration of 360-degree full-surround vision to interpret the driving scene and build an environmental modeling. In addition to the three fields of view looking forward as explained in the above image, two cameras are placed at each side looking to the side and forward and to the side and backwards, enabling detection of vehicles, pedestrians, lanes, road markings, free space guardrails, traffic signs and directional signs at every angle; and the eighth camera is placed in the back looking backwards enabling detection of vehicles, pedestrians, lanes, road markings, free space guardrails, traffic signs and directional signs.

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Our REM technology is based on software running on our EyeQ® processing platforms, and it extracts landmarks and roadway information at extremely low bandwidths, approximately 10KB per kilometer of driving. We arrive at such low bandwidth by 3D detection of traffic signs, directional signs, general signs, lampposts and reflectors, which serve as landmarks, while additional families of landmarks will be added if needed (see above image). We use 1D recording of a drivable path by creating a road model using the location of the lanes and ego-motion technology. Such sparse 3D and dense 1D recording that utilizes our monocular vision capabilities reduces the required bandwidths to approximately 10KB per kilometer and enables use of crowd sourcing to obtain continuously updated high-definition data for drivable paths with precise localization. We achieve high accuracy of localization by using “tail alignment” to get precise fit between recording and sensing. Additionally, backend software running on the cloud integrates the segments of data sent by the vehicles with the on-board software into a global map.

OEM Products

We provide the software and the EyeQ® SoC to the Tier 1 companies. Typically, after we work with the OEM so that it can validate our product, the OEM issues an RFQ. We create a reference design for the camera sensor and electronics that are built around our SoC to each Tier 1 company that determines to respond to the RFQ. The Tier 1 company, based on our reference design, builds a module for the complete sensor system that includes the windshield-mounted camera, our proprietary EyeQ® SoC and our application software using our software algorithms. This complete sensor system with the required ADAS functionalities is then integrated into new cars by the OEM. We also give the Tier 1 company the pricing of our product per bundle of applications, which is incorporated into its RFQ and is set for the duration of the program. Although our direct customers are the Tier 1 companies, we view the OEM as our ultimate customer and maintain strong direct relationships with the OEMs.

Aftermarket Products

We have sold our products in the aftermarket since 2007. In the aftermarket, we offer the Mobileye 6-Series product, which incorporates the Mobileye EyeQ® SoC and related algorithms and software on a windshield-mounted vision sensor unit with a compact High Dynamic Range CMOS (HDRC) camera and related hardware (together, Mobileye’s SeeQ2® image processing board) as well as a display unit (“EyeWatch”). The Mobileye 6-Series product complies with NHTSA standards for collision avoidance systems and offers the following complete ADAS function set:

•	LDW
•	FCW
•	HMW
•	PCW
•	AHC
•	TSR

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We also offer additional features, such as Enhanced Cruise Control, pre-lighting of brake lights and Bluetooth connectivity as well as a related smartphone application.

In addition, in January 2015 we launched our Mobileye Shield+ product, which is a sophisticated blind spot detection system, a “vision zero” solution that includes a main camera that has all Mobileye 5 series alerts and two additional side cameras that recognize pedestrians and cyclists. This solution warns drivers of Large Goods Vehicles (LGVs) and buses by utilizing optical and audio alerts if a collision is about to occur with a pedestrian or cyclist from the side of the long vehicle. By filtering out other objects, the system eliminates unnecessary distractions for the drivers. The Mobileye Shield+ is connected to a telematics system and provides meaningful information based on the Mobileye Shield+ alerts to fleet managers and municipalities who can anticipate hot spots based on such alerts and effect changes that can meaningfully reduce road accidents.

Our Customers

Our customers include OEMs, Tier 1 system integrators, fleets and fleet management systems providers (telematics), insurance companies, leasing companies and others. See “Risk Factors — The pending Intel Acquisition creates risks and uncertainties in respect of our relationship with our customers, our ability to attract and retain personnel and the requirement to obtain Intel’s consent for certain matters under the Purchase Agreement.” for a discussion of certain effects that the pending Intel Acquisition may have on our relationship with OEMs and Tier 1 companies.

The Tier 1 company, based on our reference design, builds a module for the sensor system that includes the windshield-mounted camera, our proprietary EyeQ® SoC and our application software using our software algorithms. This complete sensor system with the required ADAS functionality is then integrated into new cars by the OEM. In connection with its response to the RFQ, the Tier 1 company receives a quotation from us in which we determine the price of our product for the following years as well as the NRE fees, as discussed below.

If the OEM awards the design to the Tier 1 company that incorporates our product, we will start production development with the Tier 1 company and the Tier 1 company is responsible for paying our invoices for the products we supply to it.

We offer our ADAS aftermarket product line to commercial and fleet customers and through distributors to fleet management systems (FMS) providers in more than 30 countries. We sell our aftermarket products to smaller OEMs and to OEMs that want an aftermarket solution for their models that do not have ADAS as a factory option. Our aftermarket products also give OEMs the flexibility to offer these solutions at different levels throughout their logistics network. We also sell to importers or dealers that add our aftermarket product to vehicles that did not come with our product as a factory option.

OEMs

Our products were first included in production vehicles in 2007 with three manufacturers – BMW, General Motors and Volvo. As of December 31, 2016, our technology is available with 21 OEMs worldwide, either as an option or a standard feature. Further, our products have been selected for implementation in serial production with more than 25 OEMs. We currently have production agreements with respect to the following OEMs:

Adam Opel AG	HKMC — Hyundai and Kia	Renault S.A.
Audi AG	IVECO	Scania Aktiebolag (publ)
Bayerische Motoren Werke (BMW) AG — BMW, Mini and Rolls Royce	Lucid Motors Inc.	Ssangyong Motor Company
Chrysler Group LLC — Chrysler, Dodge and Jeep	MAN SE	SAIC Motor
FAW Automotive	Mitsubishi Group	Soueast Motors
Fiat S.p.A.	Mazda Motor Corporation	Volkswagen
Ford Motor Company — Ford and Lincoln	NIO USA	Volvo Car Corporation
General Motors Company — Buick, Cadillac, Chevrolet and GMC	Nissan Motor Co., Ltd. — Nissan and Infiniti	Yulon Motor Co., Ltd.
Honda Motor Company, Ltd	PSA Peugeot Citroën — Peugeot and Citroën

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There is usually a several year period from the time at which we are first introduced to an OEM until our product is included in serial production. During the first several years, we educate the OEM about our technology, including our sophisticated algorithms and the EyeQ® SoC platform and its capabilities, and the OEM evaluates and validates our technology in its testing facilities. During this period, we receive revenues from the OEM for selling testing equipment for its evaluation purposes. If the OEM requires specific developments pursuant to its evaluation, we may charge the OEM certain fees, which are best efforts, nonrefundable Non Recurring Engineering (“NRE”) arrangements, in which we are reimbursed for a portion of the research and development expenses attributable to a specific development program regardless of whether we achieve a subsequent design win. After the OEM has evaluated our technology, it may issue an RFQ to Tier 1 companies of its own choice. The RFQ will identify, among other items, the applicable bundle of applications required and the expected size of the production run for the particular automobile model. The OEM will send the RFQ to Tier 1 companies that are working with us on the basis that these Tier 1 companies will quote Mobileye technology and also to other Tier 1 companies that may have their own technology. If a Tier 1 company includes our technology, we will provide a quotation (we provide a different quotation for each different RFQ) for the NRE fees we will charge the Tier 1 for the work we are doing for the specific program and the EyeQ® price for the duration of the program. The prices are differentiated by the applicable bundle within the program. All intellectual property generated from these NRE arrangements are owned exclusively by us. An OEM may also send an RFQ only to Tier 1 companies that are working with Mobileye, which means that we will be selected as the technology provider irrespective of the winning Tier 1 company. If we, through a Tier 1 company, win the RFQ and a production program is initiated, there is typically approximately two to three years of production development before the product is included in a car model. This long design and validation process results in our having a strong direct relationship with an OEM, which we believe offers us advantages when ADAS are being proposed for additional car models. We generally provide our products to a Tier 1 company for serial production pursuant to the Tier 1 company’s standard purchase order and our customary terms and conditions.

All of our working relationships with the OEMs listed above are in the production development or serial production phases. We believe that we win new serial production in respect of the RFQs in which we participate by a ratio exceeding 85% in the past approximately nine years.

Tier 1 Companies

We supply OEMs with the EyeQ® platform through our arrangements with automotive system integrators, known as Tier 1 companies, which are direct suppliers to vehicle manufacturers. Our Tier 1 customers include Autoliv, Inc., Delphi Automotive Plc, Gentex Corporation, HiRain, Key Safety Systems, Leopold Kostal GmbH, Magna Electronics Inc., Mando Corporation, Nidec Elesys, Sony Corporation, Taiwan Calsonic, ZF-TRW and Valeo as well as Bendix Corporation and Mobis Transportation Alternatives, Inc. working jointly with TRW.

The Tier 1 company, based on our reference design, builds a module for the sensor system that includes the windshield-mounted camera, our proprietary EyeQ® SoC and our application software using our software algorithms. This complete sensor system with the required ADAS functionality is then integrated into new cars by the OEM. In connection with its response to the RFQ, the Tier 1 company receives a quotation from us in which we determine the price of our product for the following years as well as the NRE fees, as discussed above.

If the OEM awards the design to the Tier 1 company that incorporates our product, we will start production development with the Tier 1 company and the Tier 1 company is responsible for paying our invoices for the products we supply to it.

Aftermarket Customers

We currently have many distributors covering over 50 countries. We also have wholly owned subsidiaries in China, Germany and the United States that serve as aftermarket distributors and sales and marketing offices. We offer our ADAS aftermarket product line to the following types of customers:

•	Commercial and fleet customers — We sell our aftermarket products to fleets such as C.R. England, Inc., the largest refrigerated trucking company in the United States, Werner Service and Trucking, Inc., Dart Transit Company, PepsiCo, Inc., Ericsson Inc., Eli Lilly and Company, Florida Power & Light Company, Johnson & Johnson Services, Inc., GE, Sainsbury’s, SAB Miller, Transdev, Hitachi Logistic and others. We

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also sell through distributors to fleet management systems (FMS) providers in more than 30 countries, including the United States, the United Kingdom, Israel, Germany, Poland, China and Australia. Our distributors also sell to leasing companies such as Sumitumo Mitsui in Japan and GE Leasing in the United States. The integration of our product with FMS allows fleets to monitor their drivers’ vehicular operations through online alerts and to provide accurate information in the event of an accident or near miss.

•	OEM customers — We sell our aftermarket products to smaller OEMs, such as Volvo Bus and Renault Trucks, and to OEMs that want an aftermarket solution for their models that do not have ADAS as a factory option. Our aftermarket products also give OEMs the flexibility to offer these solutions at different levels throughout their logistics network. We also sell to importers or dealers that add our aftermarket product to vehicles that did not come with our product as a factory option.

We also seek to promote regulation that mandates or encourages aftermarket installation of ADAS technology for certain usages, such as fleets, or certain drivers, such as young drivers. A small number of governments and governmental organizations currently offer incentives for installing ADAS products in vehicles, including aftermarket products. Israel offers tax benefits to importers who install ADAS products. The State of Florida allows insurance companies to provide premium discounts to insured customers who install an ADAS product, such as ours. In addition, fleets owned by U.S. governmental organizations, including the U.S federal General Services Administration and the states of Florida and Nevada, have installed Mobileye aftermarket products as part of their research into saving lives and containing operational costs. In Spain, the Ministry of Agriculture with the Office of Climate Change has approved regulatory incentives for fleets using our aftermarket solution, noting how it helps reduce both the fuel costs and CO2 emissions. The Governments of Japan, Singapore and Germany all offer financial incentives for certain target groups, commercial vehicles, to have ADAS products installed. In 2016, the State of Israel approved a regulation, which required, as a pre-condition to any vehicle license renewal, that all vehicles exceeding 3.5 tons, manufactured since 2012, have installed ADAS with LDW and FCW features by no later than November 2016.

Our aftermarket products are also available for consumers; however, we do not target direct-to-consumer sales because consumer market awareness is not yet widespread, and we do not believe that making the significant investment necessary for the retail segment is appropriate for us at this time.

Distribution and Marketing

After 18 years of operation that has resulted in our market-leading position, we believe we are well known to all global OEMs and large Tier 1 companies and that our superior technology, innovation, quality assurance, reputation and personal relationships should help us achieve introductions to additional OEMs and Tier 1 companies as needed. We believe that our marketing efforts are best served by our engineers meeting regularly with OEM engineers at one-on-one meetings, conventions and other venues to showcase our technology. We work closely with our existing OEMs and Tier 1 customers in order to ensure that we are aware of their requirements and plans for future car models and can respond promptly and effectively. We also regularly present our technology to regulators and safety organizations to demonstrate its capabilities and reliability and to help ensure that they develop regulations and ratings that address the full range of benefits that we believe ADAS can offer.

We market our aftermarket products mainly through distributors and resellers under distribution agreements according to which we typically provide the distributor with a non-exclusive license to distribute our products within a specific region. We have many distributors, covering over 50 countries. Under our distribution agreements we provide a 14-month limited warranty unless a longer period is mandatory or an industry requirement. The distributor’s responsibilities are generally to (1) install the product and provide training to its customers by professional installers that are certified by us; (2) provide a warranty to its customers; (3) not market competing products during the distribution agreement term and for six months thereafter; (4) maintain proper insurance to cover its liabilities including for installation; and (5) use the Mobileye brand name in accordance with the agreement’s provisions. In addition to local distributors, we also have our own wholly owned distribution companies in China, Germany and the United States that employ sales people who initiate direct sales, identify new distributors and manage current distributors.

Research and Development

We believe our strong research and development is our principal competitive strength and has led to our dominant position in the market. Our research and development activities are conducted at our machine vision center in Jerusalem, Israel. We have more than 470 full time-equivalent employees engaged in research and development, primarily in Israel. We also work with our OEM customers’ specifications to develop new products and enhancements to existing products

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responsive to their requirements. Our gross research and development costs and expenses were approximately $77.6 million (21.7% of revenue) and $55.4 million (23.0% of revenue) in 2016 and 2015, respectively. Net research and development costs and expenses were approximately $64.0 million (17.9% of revenues) and $42.8 million (17.8% of revenues) in 2016 and 2015, respectively. Our research and development efforts focus on algorithms, including visual processing, camera control, vehicle control, camera/radar fusion, autonomous driving sensing technologies, REM technology, driving policy and related engineering tasks as well as application software, silicon design and hardware electronics design.

Our current research and development activities include the following:

•	Extension of Monocular Visual Processing Capabilities — Over the past four years we have been developing extensive new capabilities in our monocular visual processing. We have developed “semantic free space” capabilities that provide a category label on a pixel-based level. These algorithms extract “driver path delimiter features” that contribute to customer functions like Construction Zone Assist and towards hands-free driving in general. We have also been developing Road Profile reconstruction capabilities using innovative algorithms that can detect and measure road bumps, potholes and debris that are at least 10 centimeters in height from a distance of 50 meters. These size and distance parameters should permit the appropriate reaction from the relevant ADAS, whether it is engaging the AEB or ultimately being able to drive around the object. We have also significantly expanded our TSR, Traffic Light Detection and Road Analysis capabilities. We have developed software to process and extract REM Segment Data (RSD) for use in analyzing a variety of road and traffic conditions as well as to build RoadBook™. All of these developments launched already or will be launched in series programs, and we expect them to strengthen our leadership position in our market.

•	Development of Autonomous Driving Functionality — We are conducting multidisciplinary research in multifocal front-sensing design, visual processing capabilities based on information from side and wing cameras, fusion of front-facing cameras / surround cameras / high-definition mapping information, significant upgrades in “scene understanding” to allow hands-free driving in complex scenes, lateral control algorithms and the fusion between sensing and control. Many of these capabilities were launched in 2015 based on monocular vision or are expected to launch in future years based on trifocal configurations or full-surround vision. These developments are critical to the development cycle of our EyeQ4®. In addition to this sensing research and development, we are also developing the other pillars of autonomous driving, including our REM technology and reinforcement learning algorithms for driving policy.

•	Continuous EyeQ3® Production and EyeQ4® and EyeQ5® Design and Production — We launched EyeQ3® in the fourth quarter of 2014. We have also advanced with our design of EyeQ4® and currently we have working samples targeting launch in 2018. EyeQ4® has been awarded many production programs to be launched starting in 2018. In May 2016 we announced the next generation EyeQ5® with engineering samples expected to be available in 2018 and production expected to begin in 2020.

•	Aftermarket Product Migration to EyeQ4® – We plan to move the aftermarket line of products to EyeQ4®. We believe this will further strengthen our lead in this market and keep our customer functions updated to the latest state-of-the-art performance.

As a result of all the above activities, we expect to continue our investment in research and development expenditures in future periods.

Manufacturing

Our products are designed and manufactured specifically for automotive applications and have achieved automotive grade quality after extensive validation tests under stringent automotive environmental conditions.

All of our EyeQ® integrated circuits are manufactured by STMicroelectronics N.V., which is a leading supplier and innovator of semiconductor devices dedicated to automotive applications. Many of our customers are also direct STMicroelectronics N.V.’s customers, which allows us to benefit from their existing relationship with STMicroelectronics N.V. and gives our customers familiarity with STM’s manufacturing processes, including Quality Assurance, Customer Care, Failure Analysis and Manufacturing Standards. Further, we believe that as a leading provider of integrated circuits, STMicroelectronics N.V. has the capacity to increase production of our EyeQ® chips as our sales increase.

Our STMicroelectronics N.V. agreements, which currently provide for a termination date of December 31,

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2022, provide us manufacturing services on standard automotive terms, including a three year warranty for failures of our EyeQ® SoCs due to manufacturing, testing or assembly and a covenant by STMicroelectronics N.V. to provide us with similar terms to the terms that STMicroelectronics N.V. provides directly to our customers on other STMicroelectronics N.V. products. STMicroelectronics N.V. is also responsible for failure analysis and ongoing improvements of the testing programs. STMicroelectronics N.V. is committed to manufacture our EyeQ® SoC for an undefined term with end-of-life terms that can extend at least six years from the qualification date and offers us a total of five years’ supply of units consisting of three years’ supply, one additional year to place orders and one additional year to take delivery. STMicroelectronics N.V., as a contract manufacturer, has no title to the EyeQ® and cannot sell it to anyone other than Mobileye. STMicroelectronics N.V. has also agreed not to compete with Mobileye for 18 months following the termination of our agreement, and it cannot develop a competing SoC/ASIC for any third party.

We have technologically validated a second supply chain and a different manufacturing facility within STMicroelectronics to serve as another source for manufacturing our EyeQ3® chips. We are also negotiating with STMicroelectronics appropriate second supply source solutions for EyeQ4® and EyeQ5®. We are in contact with our customers for the purpose of agreeing the commercial terms of this second supply source (e.g., validation, commitment to procure from both sources). In the interim we purchased inventory of approximately six months of deliveries to serve as a backup. Because of the complex proprietary nature of our EyeQ® chips, adding a new manufacturing line with the same supplier will require significant time to identify, evaluate and validate as well as to negotiate appropriate pricing and other terms with the supplier and customers. There can be no assurance that we will enter into a new supply agreement, the timing and terms of such agreement or when chips would be provided under such an agreement.

We are ISO 9001-certified, which means that we have met the requirements for a quality management system that demonstrates our ability to provide product that consistently meets customer and applicable statutory and regulatory requirements, and are an organization that seeks to enhance customer satisfaction through the effective application of the system, including processes for continual improvement of the system and the assurance of conformity to customer and applicable statutory and regulatory requirements. In addition, we manufacture based on HIS Automotive SPICE methods (targeted goal: Level 2). HIS (Herstellerinitiative Software, German for “OEM software initiative”) is an interest group consisting of Audi AG, Bayerische Motoren Werke (BMW) AG, Daimler AG, Porsche Automobil Holding SE and Volkswagen AG. Automotive SPICE® is an initiative of the Automotive Special Interest Group supported by the Quality Management Center in the German Association of Automotive Industry, which is intended to harmonize products and processes to reduce supplier effort to adapt to differing OEM requirements and to establish standardized assessments of these products and processes. We also require our subcontractor manufacturers, including STMicroelectronics, to comply with ISO 16949, Automotive Electronics Council (AEC), various European Community Regulations on chemicals and their safe use (REACH) and Automotive Safety Integrity Level (ASIL) standards.

Until February 2016, our aftermarket products were manufactured by one contract manufacturer in China, providing surface-mount technology services, as well as assembly, testing, packaging and logistics services. In the fourth quarter of 2015, we entered into new agreements with two new contract manufacturers in China. These new agreements have three-year terms and are automatically renewable for one-year terms unless the contract manufacturers provide a non-renewal notice no later than 12 months prior to the expiration of the then current term. These new contract manufacturers also provide surface-mount technology services, as well as assembly, testing, packaging and logistics services.

Validation and Quality Assurance

Our validation and quality assurance, or QA, is divided among QA on software and algorithms development (Offline QA), product quality for our production programs after a design win (Online QA), supplier quality within our manufacturing process (QC) and our organizational processes.

Offline QA — The primary scope of the offline tests is statistical performance of image processing running in laboratory conditions. These tests are done as “Host Environment Tests” using simulation of large volumes of data running on servers and computers.

Online/Product QA — The primary scope of the online tests is real-time interaction between the Mobileye EyeQ® Processor and the customer’s microcontroller. Tests are done as “Target Environment Tests” using actual customer systems while running on the test bench or in an actual driving situation. The Online QA tests the overall

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stability of the integrated system.

Functional Safety Verification — Code and Hardware blocks that are active in safety functions will adhere to the functional safety verification plan that is created based on ISO26262.

Manufacturing and Supplier Quality Control — We work with our main suppliers to ensure that their processes and systems are capable of delivering the parts we need at the required quality level, on time and on budget.

Intellectual Property

Our ability to compete effectively depends in part on our ability to develop and maintain the proprietary aspects of our technology. Our policy is to obtain appropriate proprietary rights protection for any potentially significant new technology acquired or developed by us. We hold 61 U.S. patents, 8 European patents, 65 U.S. patent applications, 52 European and other non-US patent applications, and provisional patent filings. We are a party to a re-examination proceeding involving one of our U.S. patents and two post-grant opposition proceedings involving one of our European patents.

In addition to patent laws, we rely on copyright and trade secret laws to protect our proprietary rights. We attempt to protect our trade secrets and other proprietary information through agreements with OEMs, distributors, other customers and suppliers, proprietary information agreements with our employees and consultants, and other similar measures. Our primary trademarks are for our name and product names. We cannot be certain that we will be successful in protecting our proprietary rights. While we believe our patents, patent applications, software and other proprietary know-how have value, changing technology makes our future success dependent principally upon our ability to successfully achieve continuing innovation.

Litigation may be necessary in the future to enforce our proprietary rights, to determine the validity and scope of the proprietary rights of others, or to defend us against claims of infringement or invalidity by others. An adverse outcome in such litigation or similar proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from others or require us to cease marketing or using certain products, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, the cost of addressing any intellectual property litigation claim, both in legal fees and expenses, as well as from the diversion of management’s resources, regardless of whether the claim is valid, could be significant and could have a material adverse effect on our business, financial condition and results of operations.

In May 2014, we filed two petitions to the First Intermediate People’s Court of Beijing appealing the Chinese Trademark Appeal Board’s decision refusing our opposition to trademark applications for MOBIIEYE and MOBILEYE filed by a third party. Our petitions alleged that the trademark applications were filed in bad faith as the trademarks are similar or identical to our MOBILEYE trademark. One petition relating to MOBILEYE was declined. In the event we do not prevail in the action relating to MOBILEYE, our pending MOBILEYE trademark application in China may be refused by the Chinese Trademark Office based upon prior applications, and our ability to protect and use our trademarks in China may be adversely affected. While we vigorously pursue these actions, we are implementing alternative ways to preserve the benefits of our branding in the Chinese market.

We are not a party to any pending material intellectual property infringement litigation. However, in April 2016 a complaint was filed against us and our U.S. subsidiary in the United States by an individual alleging that certain of our aftermarket products infringe one patent and seeking injunctive relief and unspecified monetary damages. In August 2016, the plaintiff voluntarily filed a dismissal of the claim without prejudice. In addition, from time to time, certain of our Tier 1 customers are party to cases alleging intellectual property infringement. As a result, in connection with these matters, we receive discovery requests for production of information related to such cases. From time to time our Tier 1 customers have also requested that we provide potentially relevant information or indemnify them against infringement claims should litigation occur. Generally, we have agreed to provide potentially relevant information but have not agreed to indemnify any customer under such circumstances.

Competition

The ADAS and autonomous driving industry is highly competitive. Competition is based primarily on technology, innovation, quality, delivery and price. Our future success will depend on our ability to develop superior advanced technology and to maintain our leading competitive position with respect to our technological advances over our existing and any new competitors. Although we believe that we are the only provider of ADAS that offers all major safety and convenience-related functions in one cost-effective and well-packaged system and that has the

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amount and type of validation data necessary to compete effectively in the ADAS industry and that there are significant other barriers to developing a competing sensory modality, we face potential competition primarily from Tier 1 companies and potentially other technology companies. However, we believe that some of our Tier 1 competitors have considerably reduced their internal efforts to offer an alternative camera technology. More importantly, developing effective ADAS technology is technologically complex, requires the development of large validation datasets in order to train the software algorithms effectively, requires a long-term commitment to validation and qualification with an OEM before serial production can even begin and requires significant financial resources. We further believe that, due to the high barriers to entry described above, the market will not easily open to new participants. While large technology companies could possibly enter the market, we believe that they would experience several years of development with an OEM as any other competitor would, thus creating a significant barrier to entry for even the most resource-rich companies.

Demand from automakers for technology beyond ADAS, into Level 3-5 autonomous vehicles, has recently intensified. We believe we are in a favorable position to achieve meaningful business wins in this area given our broad product offering in surround-view sensing, precise high-definition mapping through REM, and reinforcement learning algorithms for driving policy. We face potential competition in these areas from Tier 1 companies, technology companies investing in this field, and internal development teams from the automakers themselves, sometimes in combination with investments in early-stage autonomous vehicle technology companies. It is important to note that systems for Level 3-5 vehicles are much more complex than ADAS systems, with multiple sub-systems, some of which do not involve Mobileye products and some of which are used in collaboration with technology from others. We believe our ability to generate substantial business in Level 3-5 systems is supported by our leading position in camera-based vision sensing, which will form a core building block of Level 3-5 systems, and our REM technology. With respect to REM, our leading position in ADAS-equipped vehicles gives us a substantial competitive advantage in having the scale to generate localization data through crowd sourcing (using ADAS-equipped vehicles), which we believe is the most viable and cost-effective method of generating the high definition maps required for autonomous driving.

Environmental Matters

We believe that our operations in Israel comply in all material respects with applicable laws and regulations concerning the environment. While it is impossible to predict accurately the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require significant capital expenditures and has not had, and is not expected to have, a material adverse effect on our results of operations or our business.

Property, Plants and Equipment

We lease our principal offices at 13 Hartom Street, Jerusalem, Israel, totaling approximately 105,000 square feet, pursuant to a lease that expires in February 2019 and that may be extended, at our option, for two additional five-year terms. In January 2017, we exercised our option to extend the lease for an additional term of five years, ending February 2024. See “Corporate Governance, Directors and Senior Management— Related Party Transactions — Relationship with OrCam Technologies Ltd.” for a description of a sublease of a portion of the leased space. We also lease office space in New York, New Jersey and Texas, United States of America; Shanghai, People’s Republic of China; Düsseldorf, Germany; and Tokyo, Japan.

In July 2015, our Israeli subsidiary entered into several agreements related to the acquisition of land in Jerusalem, Israel, which we intend to use for the construction of a new R&D and innovation center that will also host our headquarters. These agreements were entered into by our Israeli subsidiary: (i) a share purchase agreement, in which we acquired 74% of the equity of a company called Azorei Kisalon (“Kisalon”) which owns the land; (ii) a shareholders agreement with the minority shareholders of Kisalon; and (iii) a long-term lease agreement for 87 years and an option to extend the lease for additional terms subject to regulatory approvals. The agreements were closed on March 6, 2017. The total costs related to acquiring the land will be approximately $12 million. We currently intend to invest approximately $55 million over the next five years in the construction of a dedicated Mobileye campus in Jerusalem. Once constructed, the new campus is intended to replace the leased offices in Jerusalem.

Risk Management

Although a certain degree of risk is inherent in our business (see “Risk Factors”), we endeavor to minimize risk to the extent reasonably possible.

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For a summary of the principal risks associated with our business, see “Risk Factors” and “Forward-Looking Statements,” as well as the discussions contained under “Operating and Financial Review and Prospects” below.

Measures we follow with a view to minimizing the effects of risk include:

•	Preserving and enhancing our core competencies, which we believe are significant competitive strengths which limit the risks associated with the normal operation of our business (see “Our Solutions” and “Our Growth Strategies”);

•	Continuing to preserve and enhance our existing relationships with our OEM and Tier 1 customers (see “Our Customers — OEMs” and “— Tier 1 Companies”, and “Distribution and Marketing”, above; see also the discussion of our relationship with these customers under “Operating and Financial Review and Prospects —Revenue Growth” below);

•	Continuing to endeavor to improve our results in the aftermarket segment (see “Our Customers—Aftermarket Customers” and “Distribution and Marketing” above; see also the discussion of our relationship with these customers under “Operating and Financial Review and Prospects — Revenue Growth” below);

•	Continuing our current strong research and development program, in order to ensure continuing product development in the future (see “Research and Development” above; see also “Operating and Financial Review and Prospects —Research and Development Expenses” below);

•	Continuing our high quality manufacturing control, so as to minimize liability and other risks associated with our products (see “Manufacturing” and “Validation and Quality Assurance” above);

•	Continuing our awareness of developments in our industry relating to NCAPs and their standards (see “Operating and Financial Review and Prospects — Revenue Growth” below);

•	Developing one or more alternative supply chains within STMicroelectronics N.V. (see “Manufacturing” above);

•	Continuing to take measures to protect our intellectual property rights and trade secrets (see “Intellectual Property” above; see also “Risk Factors — We may not be able to adequately protect or enforce our intellectual property rights, and our efforts to do so may be costly.” and “— In addition to patented technology, we rely on our unprotected proprietary technology, trade secrets, processes and know-how.”);

•	Continuing to maintain insurance against product liability risks (see “Risk Factors- We may incur material costs as a result of actual or alleged product defects, product liability suits, and warranty and recall claims.” below);

•	Maintaining adequate internal financial accounting and other controls (see the description of our internal control measures under “Risk Factors — The requirements of being a public company in the United States may strain our resources and distract our management, which could make it difficult to manage our business.” and “— If we fail to maintain an effective system of internal control over our financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.” and “Operating and Financial Review and Prospects — Controls and Procedures”);

•	Maintaining our Founders’ relationship with us through employment and other agreements (see the description of such arrangements at “Risk Factors — We depend on our Founders.” and at “Corporate Governance, Directors and Senior Management — Employment Agreements” and “— Related Party Transactions — Company Founder Agreements”);

•	Continuing to expand our customer base to minimize risks associated with a large percentage of our revenues being at present dependent on a small number of customers (see “Operating and Financial Review and Prospects — Comparison of Results of Operations for 2016 and 2015 — Major Customers”);

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•	Taking measures to reduce risk from currency fluctuations (see “Risk Factors — We are exposed to currency fluctuations.” and “Operating and Financial Review and Prospects — Financial Income (Expenses), net”); and

•	Entering into additional arrangements with contract manufacturers for our aftermarket products in China, in order to reduce risks associated with our use of a single contract manufacturer in China in past years (see “Manufacturing” above and “Risk Factors— Our aftermarket segment is subject to a number of risks, including our ability to forecast demand for our aftermarket products, our ability to market our aftermarket products effectively and risks related to the manufacture of our aftermarket products in China.” below).

For a summary of the recent financial effects of certain risks on our financial condition, results of operations and cash flow, see “Operating and Financial Review and Prospects — Comparisons of Results of Operations for 2016 and 2015” and “— Liquidity and Capital Resources.” See also “Risk Factors” and “Forward-Looking Statements” in general for a discussion of possible future financial effects of the risks associated with our business. For a discussion of the (potential) quantitative effects of certain risks on our business, see “Operating and Financial Review and Prospects —Quantitative and Qualitative Disclosures about Market Risk.”

We have instituted an internal audit function, which began with the year 2016. We do not at present plan any other material changes in our risk management system. We will, however, continue to maintain, and endeavor to strengthen, the risk management measures described above.

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. An investor should carefully consider the risks and uncertainties described below and the other information in this Annual Report, and in our filings with the SEC, before making an investment in our ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs and, as a result, the market price of our ordinary shares could decline and an investor could lose all or part of its investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements.

Risks Related to Our Business

There is no assurance that monocular camera processing will be the dominant sensor modality in the ADAS industry.

Although we believe that monocular camera processing, the technology behind our ADAS, is, and will continue to be, the industry standard for ADAS, it is possible that other sensor modalities, such as radar or lidar — or a new, disruptive modality based on new or existing technology — will achieve acceptance or dominance in the market. If ADAS based on other sensory modalities gain acceptance by the market, regulators and safety organizations in place of or as a substitute for monocular camera processing, and we do not win additional production models to the same extent as we have to date, our business, results of operations and financial condition would be adversely affected.

If we are unable to develop and introduce new ADAS functions and improve existing functions in a cost-effective and timely manner, our business, results of operations and financial condition would be adversely affected.

Our business and future operating results depend on our ability to complete development of existing ADAS programs and to develop and introduce new and enhanced ADAS functions that incorporate the latest technological advancements in outdoor image processing hardware, software and camera technologies and to satisfy evolving customer, regulatory and safety rating requirements. This requires us to invest resources in research and development, and it also requires that we:

•	design innovative and safety- and comfort-enhancing features that differentiate our products from those of our competitors;

•	cooperate effectively on new designs with our OEM and Tier 1 customers;

•	respond effectively to technological changes or product announcements by our competitors; and

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•	adjust to changing market conditions and regulatory and rating standards quickly and cost-effectively.

If there are delays in or if we fail to complete our existing and new development programs, we may not be able to win additional production models or satisfy our OEM customers’ requirements, and our business, results of operations and financial condition would be adversely affected. In addition, we cannot assure you that our investment in research and development will lead to any corresponding increase in revenue, in which case our business, results of operations and financial condition would also be adversely affected.

We depend on STMicroelectronics N.V. to manufacture our EyeQ® chips.

We purchase all of our EyeQ® chips from STMicroelectronics N.V. All of our EyeQ® chips are produced at a single facility in France. Since our EyeQ® chip is incorporated in all of our products, any problems that occur and persist in connection with the manufacture, delivery, quality or cost of the assembly and testing of our EyeQ® chips could have a material adverse effect on our business, results of operations and financial condition that might not be fully offset by any inventory of EyeQ® chips that we maintain. Because of the complex proprietary nature of our EyeQ® chips, any transition from STMicroelectronics N.V. to a new supplier, or if there were a disaster at the facility, bringing a new facility online, would take a significant period of time to complete and could potentially result in our having insufficient inventory, which could adversely affect our business, results of operations and financial condition. In addition, our contractual relationship with STMicroelectronics N.V. does not lock in long-term rates, and both we and STMicroelectronics N.V. are free to terminate the arrangement at any time. Further, we are vulnerable to the risk that STMicroelectronics N.V. may become bankrupt.

We may incur material costs as a result of actual or alleged product defects, product liability suits, and warranty and recall claims.

Our software and EyeQ® chips are complex and could have, or could be alleged to have, defects in design or manufacturing or other errors or failures. STMicroelectronics N.V. is responsible for quality control and procedures for testing and manufacturing of our EyeQ® chips to our specifications, but we retain liability for production failures caused by defective EyeQ® chip design or error, or if the software design does not function as represented. Material defects in any of our products could thus result in decreasing revenues due to adverse publicity, increased operating costs due to legal expenses and the possibility of consumer products liability. Although we have product liability insurance that we believe is sufficient, there is no assurance that such insurance will be adequate to cover all of our potential losses. Accordingly, we could experience significant costs, including defense costs, if we were required to recall our products or if we experience material warranty or product liability losses in the future. Product liability claims present the risk of protracted litigation, financial damages, legal fees and diversion of management’s attention from the operation of our business. We use disclaimers, limitations of liability and similar provisions in our agreements, but we have no assurance that any or all of these provisions will prove to be effective barriers to product liability claims.

Furthermore, the automotive industry in general is subject to litigation claims due to the nature of personal injuries that result from traffic accidents. As a provider of products related to, among other things, preventing traffic accidents, we could be subject to litigation for traffic-related accidents, even if our products or services or the failure thereof did not cause any particular accident. Liability claims arising from or in connection with emerging ADAS and autonomous driving technologies have not yet been litigated or legislated to a point whereby their legal implications are well documented. As a provider of such products, we may become liable for losses that exceed the current industry and regulatory norms. If such a punitive liability landscape develops, we may also incur demand-related losses due to a reduction in the number of OEMs offering such technology.

If we are required to pay significant damages as a result of one or more lawsuits that are not covered by insurance or that exceed our coverage limits, it could materially harm our business, results of operations and financial condition. The defense against such claims – even if they are ultimately unsuccessful – could cause us to incur significant expenses and result in a diversion of management’s attention.

In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall of such products if the defect or the alleged defect relates to motor vehicle safety. OEMs are increasingly looking to their suppliers for contribution when faced with product liability, warranty and recall claims. Depending on the terms under which we supply our products, an OEM may hold us (through our Tier 1 customer that sold our products to the OEM) responsible for some or all of the entire repair or replacement costs of these products under the OEM’s new vehicle warranties. Our costs associated with recalls or providing product warranties could be material. Product liability, warranty and recall costs could have an adverse effect on our business, results of operations and financial condition.

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We invest effort and money seeking OEM validation of our products, and there can be no assurance that we will win production models, which could adversely affect our future business, results of operations and financial condition.

We invest effort and money from the time of our initial contact with an OEM to the date on which the OEM chooses our technology for ADAS applications to be incorporated into one or more specific vehicle models to be produced by the OEM. The OEM acquires our products through a Tier 1 supplier, which integrates our proprietary software and EyeQ® chip into a complete ADAS product that it manufactures. This selection process is known as a “design win.” We could expend our resources without success. After a design win, it is typically quite difficult for a product or technology that did not receive the design win to displace the winner until the OEM issues a new RFQ because it is very unlikely that an OEM will change complex technology until a vehicle model is revamped. In addition, the firm with the winning design may have an advantage with the OEM going forward because of the established relationship between the winning firm and such OEM, which could make it more difficult for such firm’s competitors to win the designs for other production models. If we fail to win a significant number of OEM design competitions in the future, our business, results of operations and financial condition would be adversely affected.

The period of time from a design win to implementation is long, and we are subject to the risks of cancellation or postponement of the contract or unsuccessful implementation.

Our products are technologically complex, incorporate many technological innovations and are typically intended for use in safety applications. Prospective OEM customers generally must make significant commitments of resources to test and validate our products before including them in any particular model vehicle. The development cycles of our products with new OEM customers are approximately one to three years after a design win, depending on the OEM and the complexity of the product. These development cycles result in investing our resources prior to realizing any revenues from the production models. Further, we are subject to the risk that an OEM cancels or postpones implementation of our technology, as well as that we will not be able to implement our technology successfully. Further, our sales could be less than forecast if the vehicle model is unsuccessful, including for reasons unrelated to our technology. Long development cycles and product cancellations or postponements may adversely affect our business, results of operations and financial condition.

We depend on our Founders.

We depend on Professor Amnon Shashua, our co-Founder, Chief Technology Officer, Chairman and a director, and Mr. Ziv Aviram, our co-Founder, President, Chief Executive Officer and a director. We refer to them as our “Founders.” Both Founders have substantial equity holdings in us. Mobileye Vision Technologies Ltd., our Israeli subsidiary (“MVT”), has entered into employment agreements with Professor Shashua and Mr. Aviram. Under these agreements, Professor Shashua and Mr. Aviram are not permitted to compete with us or to hire our employees during the term of their employment and for 18 months thereafter if they were to leave our company for any reason. Furthermore, each of Professor Amnon Shashua and Mr. Ziv Aviram has agreed not to terminate his employment until the earlier of the third anniversary of the closing of our IPO, or August 6, 2017, or the completion of an acquisition as defined in the agreement and has agreed not to compete with us or to solicit any of our employees, subject to customary exceptions. See “Corporate Governance, Directors and Senior Management—Related Party Transactions—- Company Founders Agreement.” The enforceability of non-competition covenants in Israel is subject to limitations. In addition, we do not have key-man life insurance for either of our Founders.

Pursuant to his employment agreement, Professor Shashua is permitted to spend up to 50 hours per month on teaching and graduate student supervision at the Hebrew University and on business activities unrelated to us, so long as such activities do not involve companies in businesses substantially similar to ours. Pursuant to his agreement, Mr. Aviram is also permitted to spend up to 20 hours per month on business activities unrelated to us, so long as such activities do not involve companies in businesses substantially similar to ours. Professor Shashua is a co-founder and the Chief Technology Officer and Chairman of OrCam Technologies Ltd. (“OrCam”), a privately held company that has launched an assistive product for the visually impaired and develops other products based on advanced computerized visual interpretation capabilities. Mr. Aviram is also a co-founder and is the President and Chief Executive Officer of OrCam. Each is expected to spend a part of his permitted time unrelated to us on OrCam. For additional information about our relationship with OrCam, see “Corporate Governance, Directors and Senior Management— Related Party Transactions — Relationship with OrCam Technologies Ltd.” The loss of either Professor Shashua or Mr. Aviram or other key members of management, or a significant diminution in their contribution to us, could adversely affect our business, financial condition or results of operations.

If the Intel Acquisition is consummated, Professor Shashua will be subject to certain additional non-competition covenants which have been agreed between Intel and Professor Shashua and which will become applicable if the Intel Acquisition is consummated. See “Corporate Governance, Directors and Senior

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Management – Employment Agreements” below.

We may be unable to attract and retain key personnel, which could seriously harm our business.

We compete in a market that involves rapidly changing technological and other developments, which requires us to employ a workforce with broad expertise and intellectual capital. In order for us to compete and grow successfully, we must attract, recruit, retain and develop the necessary software, engineering, technical and other personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. The market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel, retaining current personnel or effectively replacing current personnel who may depart. We cannot assure you that qualified employees will continue to be employed by us or that we will be able to attract and retain additional qualified personnel in the future. Failure to retain or attract key personnel could have an adverse effect on our business, results of operations and financial condition. See also “The pending Intel Acquisition creates risks and uncertainties in respect of our relationship with our customers, our ability to attract and retain personnel and the requirement to obtain Intel’s consent for certain matters under the Purchase Agreement.” below.

We depend on licenses for certain technologies from third parties for which we pay royalties.

We integrate certain technologies developed and owned by third parties into our products, including the central processing unit core of our EyeQ® chips, through license and technology transfer agreements. Under these agreements, we are obligated to pay royalties for each unit of our products that we sell that incorporates such third-party technology. If we are unable to maintain our contractual relationships with the third-party licensors on which we depend, we may not be able to find replacement technology to integrate into our products on a timely basis or for a similar royalty fee, in which case our business, results of operations and financial condition would also be adversely affected.

Our aftermarket segment is subject to a number of risks, including our ability to forecast demand for our aftermarket products, our ability to market our aftermarket products effectively and risks related to the manufacture of our aftermarket products in China.

We sell our aftermarket products in part through independent dealers and distributors worldwide. If we and our dealers and distributors do not forecast demand accurately, we may not be able to supply them with sufficient products in a timely manner, which could cause our results of operations to suffer and adversely affect our relationships with our dealers and distributors. In the future, we may not be able to retain or attract a sufficient number of qualified dealers and distributors. Failure to maintain relationships with dealers and distributors, or to expand our aftermarket products distribution channels, could have an adverse effect on our business, results of operations and financial condition.

ADAS aftermarket products are also relatively new. We seek to sell our aftermarket products in bulk to commercial and governmental fleets, car importers and dealers, insurance companies and other potential bulk purchasers as a way for them to, depending on their particular needs, monitor and analyze driver behavior, set premiums, reduce costs and otherwise prevent accidents. If we are not able to market our aftermarket products effectively, our business, results of operations and financial condition could be adversely affected.

Furthermore, our aftermarket products are manufactured by contract manufacturers in China that provide surface-mount technology services as well as assembly, testing, packaging and logistics services. These Chinese contract manufacturers are subject to laws, regulations, duties and tariffs of the Chinese government. In the future China may eliminate, adjust or impose new quotas, duties, tariffs, safeguard measures, cargo restrictions to prevent terrorism, restrictions on the transfer of currency, product safety regulations or other charges or restrictions, any of which could affect our ability to procure our aftermarket products or sell our aftermarket products at affordable prices, which, in turn, could adversely affect our business, results of operations and financial condition. If we had to replace our Chinese contract manufacturers for any reason, we believe it could take between four to nine months to have a new manufacturer at full capacity. There is no assurance that the costs of such a new arrangement might not exceed our current costs, and during the transition period, it is possible that we might not have sufficient inventory and our aftermarket sales and results of operations could be adversely affected.

In addition, we use a broad range of manufactured components and raw materials in our aftermarket products, including electronic and electro-mechanical components, finished sub-components, molded plastic and rubber parts. Some of the parts for our aftermarket products, including the camera and certain mechanical parts, are provided by sole suppliers. Replacing those parts would take time and could also involve engineering efforts. Although we maintain inventory of product parts, it is possible that the amount of products needed at any given time will exceed our inventory

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levels, which would hinder our ability to sell aftermarket products. Moreover, if the costs for products components increase, and we cannot pass the increased costs on to our customers in whole or in part, the profitability of our aftermarket segment would decrease.

Our business would be adversely affected if certain OEMs were to change their ADAS technology and not include our products in future models.

In 2016, sales through our Tier 1 suppliers to each of four OEMs accounted for more than 10% of our OEM revenues. We are in production phase with more than 25 OEMs (including pre-launched design programs) through arrangements with Tier 1 companies. We have separate production programs for each vehicle model included in an RFQ that incorporates our products. However, if any OEM were to determine not to incorporate our technology in their future models generally, or if we fail to win a significant number of additional future models from one or more OEMs, our business, results of operations and financial condition would be adversely affected. See also “The pending Intel Acquisition creates risks and uncertainties in respect of our relationship with our customers, our ability to attract and retain personnel and the requirement to obtain Intel’s consent for certain matters under the Purchase Agreement.” below.

If we do not maintain sufficient inventory, we could lose sales.

Changing consumer demands and uncertainty surrounding new vehicle model launches could expose us to inventory risk. Demand for ADAS technology, particularly vehicle models containing our products, could change unexpectedly, and it is possible that we will not be able to time our inventory purchases to coincide with OEM requirements. We cannot assure you that we can accurately predict OEM demand and avoid under-stocking our EyeQ® chips, which could cause us to lose sales.

We may not be able to adequately protect or enforce our intellectual property rights, and our efforts to do so may be costly.

If we are not able to adequately protect or enforce the proprietary aspects of our technology, competitors could be able to access our proprietary technology and our business, results of operations and financial condition could be adversely affected. We currently attempt to protect our technology through a combination of patent, copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and similar means. Despite our efforts, other parties may attempt to disclose, obtain or use our technologies or systems. Our competitors may also be able to independently develop similar products or design around our patents. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. As a result, we may not be able to protect our proprietary rights adequately in the United States or abroad.

In addition, any litigation initiated by us concerning the violation by third parties of our intellectual property rights is likely to be expensive and time-consuming and could lead to the invalidation of, or render unenforceable, our intellectual property, or it could otherwise have negative consequences for us. We have been, and in the future may be, a party to claims and litigation as a result of alleged infringement by third parties of our intellectual property. Even when we sue other parties for such infringement, that suit may have adverse consequences for our business. Any such suit may be time-consuming and expensive to resolve, and it may divert our management’s time and attention from our business. Furthermore, it could result in a court or governmental agency invalidating or rendering unenforceable our patents or other intellectual property rights upon which the suit is based, which would seriously harm our business.

We may become subject to litigation brought by third parties claiming infringement by us of their intellectual property rights.

The industry in which our business operates is characterized by a large number of patents, some of which may be of questionable scope, validity or enforceability, and some of which may appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In recent years, there has been significant litigation globally involving patents and other intellectual property rights. We could become subject to claims and litigation alleging infringement by us of third-party patents and other intellectual property generally, including by academic institutions.

These claims and any resulting lawsuits, if resolved adversely to us, could subject us to significant liability for damages, impose temporary or permanent injunctions against our products or business operations, or invalidate or render unenforceable our intellectual property. In addition, because patent applications can take many years until the patents issue, there may be applications now pending of which we are unaware, which may later result in issued

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patents that our products may infringe. If any of our products infringes a valid and enforceable patent, or if we wish to avoid potential intellectual property litigation on any alleged infringement of such products, we could be prevented from selling, or elect not to sell, such products unless we obtain a license, which may be unavailable. Alternatively, we could be forced to pay substantial royalties or to redesign one or more of our products to avoid any infringement or allegations thereof. Additionally, we may face liability to our customers, business partners or third parties for indemnification or other remedies in the event that they are sued for infringement in connection with their use of our products.

We also may not be successful in any attempt to redesign our products to avoid any alleged infringement. A successful claim of infringement against us, or our failure or inability to develop and implement non-infringing technology, or license the infringed technology, on acceptable terms and on a timely basis, could materially adversely affect our business and results of operations. Furthermore, such lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention from our business, which could seriously harm our business. Also, such lawsuits, regardless of their success, could seriously harm our reputation with our OEMs and Tier 1 customers and in the industry at large.

We may be required to pay monetary remuneration to employees for their inventions, even if the rights to such inventions have been assigned to us.

We enter into agreements with our employees pursuant to which such individuals agree that any inventions created in the scope of their employment are assigned to us or owned exclusively by us, depending on the jurisdiction, without the employee retaining any rights. A significant portion of our intellectual property has been developed by our employees during the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the “Patent Law”, inventions conceived by an employee during the scope of his or her employment with a company, and as a consequence of such employment, are regarded as “service inventions,” which belong to the employer by default, absent a specific agreement between the employee and employer giving the employee ownership rights. The Patent Law also provides that if there is no agreement between an employer and an employee, regarding the remuneration for the service inventions, even if the ownership rights were assigned to the employer, the Israeli Compensation and Royalties Committee, or the “Committee”, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for these inventions. The Committee has not yet determined the method for calculating this Committee-enforced remuneration. While it has been held that an employee may waive his or her rights to remuneration, and that a waiver of such rights can be concluded like any other agreement, in writing, orally or by conduct, pending litigation in Israeli labor court is questioning whether such waiver under an employment agreement is enforceable. Although our employees have agreed that any rights related to their inventions are owned exclusively by us, we may face claims demanding remuneration in consideration for employees’ service inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.

We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, scientific advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our

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property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights.

If we acquire companies, assets, products or technologies, we may face integration risks and costs associated with those acquisitions that could adversely affect our business, results of operations and financial condition.

If we are presented with appropriate opportunities, we may acquire or make investments in complementary companies, products or technologies. We do not have any present commitments to acquire any specific companies, assets, products or technologies, and there can be no assurance that we will be able to do so. Furthermore, any such acquisition may be subject to shareholder approval under the provisions of Dutch law or the requirements of the NYSE, or the approval of Intel under the Purchase Agreement with Intel relating to the Intel Acquisition (see “The pending Intel Acquisition creates risks and uncertainties in respect of our relationship with our customers, our ability to attract and retain personnel and the requirement to obtain Intel’s consent for certain matters under the Purchase Agreement.” below), which approvals by our shareholders and/or Intel may not be obtained. If we acquire any companies, assets, products or technologies, we may face risks, uncertainties and disruptions associated with the integration process, including difficulties in the integration of the operations of an acquired company, integration of acquired technology with our products, diversion of our management’s attention from other business concerns, the potential loss of key employees or customers of the acquired business and impairment charges if future acquisitions are not as successful as we originally anticipate. In addition, our operating results may suffer because of acquisition-related costs or amortization expenses or charges relating to acquired intangible assets. Any failure to successfully integrate other companies, assets, products or technologies that we may acquire may have a material adverse effect on our business and results of operations. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to our existing shareholders.

Disruptions to our IT system may disrupt our operations and materially adversely affect our business and results of operations.

Our servers and equipment may be subject to computer viruses, break-ins and similar disruptions from unauthorized tampering with computer systems. We can provide no assurance that our current information technology (“IT”) system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. A cyber-attack that bypasses our IT security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information. Any such event could have a material adverse effect on our business until we recover using our back-up information. To the extent that such disruptions or uncertainties result in delays or cancellations of customer programs or misappropriation or release of our confidential data or our intellectual property, our business and results of operations could be materially and adversely affected.

We are exposed to currency fluctuations.

Most of our revenues and most purchases of materials and components are denominated in U.S. dollars. We believe that the currency of the primary economic environment in which our operations and those of our subsidiaries are conducted is the U.S. dollar. However, part of our operating expenses are accrued in New Israeli Shekels (primarily those related to payroll) and, to a much lesser extent, the Euro and other currencies. Although most of our purchases of materials and components are also made in U.S. dollars, foreign currency fluctuations may affect the prices of our products. We also generate revenues in New Israeli Shekels that partially offset this New Israeli Shekel exposure and to a lesser extent in Euro. Therefore, our profitability is affected by movements of the U.S. dollar against the New Israeli Shekel, and, to a much lesser extent, the Euro and other currencies in which we generate revenues, incur expenses and maintain cash balances. If there is a significant devaluation of a particular currency, the prices of our products will increase relative to the local currency and may be less competitive. Despite our efforts to minimize foreign currency risks, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of New Israeli Shekel and, to a much lesser extent, the Euro and other currencies against the U.S. dollar, could have an adverse effect on our profitability and financial condition. For example, an increase of 1% in the value of the New Israeli Shekel against the U.S. dollar would have decreased our operating profit by approximately $0.1 million in the year ended December 31, 2016. Although we seek to limit our exposure to currency exchange rate risk by maintaining similar levels of assets and liabilities in New Israeli Shekels and U.S. dollars, to the extent commercially feasible, we cannot fully eliminate the effects of currency fluctuations.

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We are subject to risks associated with doing business globally.

Our operations are subject to risks inherent in conducting business globally and under the laws, regulations and customs of various jurisdictions and geographies. In addition to risks related to currency exchange rates, these risks include changes in exchange controls; changes in taxation; importation limitations; export control restrictions; changes in or violations of applicable laws, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act of 2010; economic and political instability; disputes between countries; diminished or insufficient protection of intellectual property; and disruption or destruction of operations in a significant geographic region regardless of cause, including war, terrorism, riot, civil insurrection or social unrest. Failure to comply with, or material changes to, the laws and regulations that affect our global operations could have an adverse effect on our business, results of operations and financial condition.

As autonomous driving technology continues to develop, regulators are considering various ways to adapt existing regulations and creating new ones in order to ensure the compatibility of autonomous vehicles and autonomous driving technology with regulatory expectations, requirements relating to safety, legal liability and privacy. We cannot anticipate the limitations, restrictions and controls nor the economic consequences flowing from such requirements. Should restrictive regulations apply, they could delay the introduction of autonomous driving technology, cause us to redesign aspects of our products, impose additional costs and adversely affect our results of operations.

Security breaches and related disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In connection with our business strategy and our REM mapping technology, which incorporates crowd-sourced, real-time data components, we expect to collect and store data, including intellectual property, certain of our proprietary business information and that of our OEM partners and personal and non-personal information of occupants of self-driving vehicles that are using our technology. The secure processing, maintenance and transmission of this information by us, our service providers and our OEM partners is critical to our operations and business strategy. Despite our security measures and those of our OEM partners, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our technology, including REM, and the information stored could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings and regulatory penalties, disrupt our operations and the services we provide to our OEM partners and damage our reputation and cause a loss of confidence in our products and services, which could adversely affect our business, revenues and competitive position.

Our business is subject to a variety of U.S. and international laws, rules, policies and other obligations regarding data protection.

Concerns have been generally expressed about whether data collection technology, such as REM, compromises the privacy of users and others. As a result, regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning collection, use, retention, security and transfer of personal and non-personal information. Several jurisdictions have already passed laws in this area including the United States, Europe and certain countries in Asia and South America. These laws and their interpretation and application continue to develop and may be inconsistent from jurisdiction to jurisdiction. It is possible that these laws may be interpreted and applied in a manner that may be inconsistent with our data practices. If so, in addition to the possibility of significant penalties and exposure to liability under data protection laws, this could result in an order requiring that we, our service providers or our OEM partners change our or their data practices, which could have an adverse effect on our business and results of operations. Furthermore, complying with these various data protection laws could cause us to incur substantial costs or require us, our service providers or our OEM partners to change our or their business practices in a manner adverse to our business. Additionally, any failure by us, our OEM partners or other parties with whom we or our OEM partners share personal and non-personal information to comply with existing and future federal, state or international privacy-related or data protection laws and regulations could result in proceedings against us by governmental entities or others.

We may need to raise additional capital in the future, which may not be available on terms acceptable to us, or at all.

A majority of our operating expenses are for research and development activities. Our capital requirements depend on many factors, including, but not limited to:

•	technological advancements;

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•	market acceptance of our products and product enhancements and the overall level of sales of our products;

•	research and development expenses;

•	our relationships with OEMs, Tier 1 customers and suppliers;

•	our ability to control costs;

•	sales and marketing expenses;

•	enhancements to our infrastructure and systems and any capital improvements to our facilities;

•	potential acquisitions of businesses and product lines; and

•	general economic conditions, including the effects of international conflicts and their impact on the automotive industry in particular.

If our capital requirements are materially different from those currently planned, we may need additional capital sooner than anticipated. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders at that point in time will be reduced. Additional financing may not be available on favorable terms, on a timely basis or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to continue our operations as planned, develop or enhance our products, expand our sales and marketing programs, take advantage of future opportunities or respond to competitive pressures.

The pending Intel Acquisition creates risks and uncertainties in respect of our relationship with our customers, our ability to attract and retain personnel and the requirement to obtain Intel’s consent for certain matters under the Purchase Agreement.

The announcement of the Intel Acquisition may adversely affect our existing and potential relationship with certain customers, partners and suppliers as well as our ability to attract and retain key personnel while the Intel Acquisition is pending. We may also be subject to litigation in respect of the Purchase Agreement or the transactions contemplated thereby, which would result in a diversion of management’s time and attention from the operation of our business. Moreover, the Purchase Agreement requires us to obtain Intel’s consent before engaging in various actions, which could limit our ability to fully realize our operational strategy.

Although there can be no assurance that the Intel Acquisition will be consummated, our directors, executive officers and employees will be required to expend extensive time and effort, and will experience significant distractions from their work, and we will incur significant transaction costs, during the pendency of the Intel Acquisition.

If for any reason the Intel Acquisition is not consummated, the perception of our business among participants in our industry could potentially result in a loss of customers, partners and employees. See also “If the Intel Acquisition is for any reason not consummated, our share price can be expected to drop below current levels of trading.” below.

Risks Related to Our Industry

Autonomous driving is a complex set of technologies, and there is no assurance that additional autonomous driving applications will develop in the near future or that a market for fully autonomous driving will develop.

Autonomous driving is a complex set of technologies, which requires the continuing development of both sensing technology and control technology. Functions and capabilities are in different stages of development, and their reliability must continue to improve in order to meet the higher standards required for autonomous driving. Sensing technology provides information to the car and includes new sensors, communication and guidance technology and software. Although we have significant design wins from five OEMs for Level 3 and five OEMs for Level 4 autonomous driving and development programs for hands-free highway driving from other OEMs, there is

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no assurance that we can finalize the development and validation of our technology for fully autonomous driving from nine OEMs. Similarly, we are still in early development of our next generation self-driving features (namely, our country road capabilities and city traffic capabilities), which require significant algorithmic innovation by us. There can be no assurance that we can complete such development in a timely manner. If we cannot achieve design wins for these additional capabilities or if, following any such design win, our product is not fully validated and does not go into serial production, our future business prospects and results of operations could be materially adversely affected.

Further, we do not develop control technology for serial production, such as brakes and steering. Although control functions already are in production for such applications as AEB, LKA and ACC there can be no assurance that those applications can be developed and validated at the high reliability standard required and that this can be done in a cost-effective and timely manner. If the control technology is not ready to be deployed in vehicle models when our sensing technology is ready, launch of serial production could be delayed, perhaps for a significant time period, which could materially adversely affect our business, results of operations and financial condition.

There are a number of additional challenges to autonomous driving, all of which are outside of our control, including market acceptance of autonomous driving, particularly fully autonomous driving, state licensing requirements and other regulatory measures, concerns regarding electronic security and privacy, actual and threatened litigation and the general perception that a vehicle is not safe because there is no human driver. There can be no assurance that the market will accept any vehicle model, including a vehicle containing our technology, in which case our future business, results of operations and financial condition could be adversely affected.

Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations.

Our business depends on, and is directly affected by, the global automobile industry. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rate levels and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales can be affected by our OEM customers’ ability to continue operating in response to challenging economic conditions, such as the financial crisis that began in 2007, and in response to labor relations issues, regulatory requirements, trade agreements and other factors. Globally, OEMs and their suppliers continue to experience significant difficulties from weakened economies and tightened credit markets, and many are still recovering from the financial crisis. The volume of automotive production in North America, Europe and the rest of the world has fluctuated, sometimes significantly, from year to year, and such fluctuations give rise to fluctuations in the demand for our products. Any significant adverse change in any of these factors, including, but not limited to, general economic conditions and the resulting bankruptcy of an OEM customer or the closure of an OEM manufacturing facility, may result in a reduction in automotive sales and production by our OEM customers and could have a material adverse effect on our business, results of operations and financial condition.

If there is a slowing of the increasing requirements for active safety technology, our business, results of operations and financial condition would be adversely affected.

We have seen an increased demand for our technology and the growth of our business that correlates with driver awareness and acceptance of the safety features our ADAS provides. This acceptance and awareness is primarily due to the influence of regulators and safety organizations that provide both mandates and incentives, such as star ratings, to OEMs to include active safety technology in their vehicle models. We believe that this trend in regulation and ratings will continue and even accelerate over the next decade, thus increasing awareness and acceptance of, and consequently demand for, active safety technology. However, should there be a slowing of the increasing requirements for active safety technology, our growth might be limited, and our business, results of operations and financial condition would be adversely affected.

If our OEM customers are unable to maintain and increase consumer acceptance of ADAS technology, our business, results of operations and financial condition would be adversely affected.

Our future operating results will depend on the ability of OEMs to maintain and increase consumer acceptance of ADAS, generally, and of our camera-based and autonomous driving technologies, specifically. There is no assurance that OEMs can achieve these objectives. Market acceptance of ADAS, our camera-based technology and autonomous driving depends upon many factors, including regulatory requirements, evolving safety standards, cost

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and driver preferences. Market acceptance of our products also depends on the ability of market participants, including us, to resolve technical challenges for increasingly complex ADAS in a timely and cost-effective manner. Consumers will also need to be made aware of the advantages of our camera-based ADAS compared to competing technologies, specifically those with different sensor modalities, such as radar or lidar. If consumer acceptance of ADAS technology in the OEM market does not increase, sales of our aftermarket products could also be adversely affected.

We operate in a highly competitive market.

The ADAS industry is highly competitive. Competition is based primarily on technology, innovation, quality, delivery and price. Our future success will depend on our ability to develop superior advanced technology and to maintain our leading competitive position with respect to our technological advances over our existing and any new competitors. Although we believe that we are the only provider of ADAS with the validation data necessary to compete effectively in the ADAS industry and that there are significant other barriers to developing a feasible competing sensory modality, we face potential competition from Tier 1 companies and other technology companies, some of which have significantly greater resources than we do. For example, Alphabet Inc.’s autonomous car program has received significant public attention. It is possible that a competitor or potential competitor, including Alphabet Inc., could create a competitive autonomous car that gains significant market share. If we were to lose a significant number of design wins to a new entrant, our future business, results of operations and financial condition would be adversely affected.

Risks Related to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

Although we are incorporated under the laws of The Netherlands, our headquarters and research and development center are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there continues to be unrest and terrorist activity in Israel, which has continued with varying levels of severity, and ongoing hostilities and armed conflicts between Israel and the Palestinian Authority and other groups in the West Bank and Gaza Strip. The effects of these hostilities and violence on the Israeli economy and our operations are unclear, and we cannot predict the effect a further increase in these hostilities or any future armed conflict, political instability or violence in the region would have on us. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In the event of war, we and our Israeli suppliers may cease operations, which may cause delays in the distribution and sale of our aftermarket products. In the event that our principal executive office is damaged as a result of hostile action, or hostilities otherwise disrupt the ongoing operation of our offices, our ability to operate could be materially adversely affected. Furthermore, since 2011, there has been civil war in Syria, and since early 2013, the region has seen the growth of the “Islamic State” and increased internal hostilities in Iraq. Global tensions in relation to the civil war in Syria have sharply intensified as a result of the recent alleged use of chemical weapons in this conflict by forces loyal to the Syrian President Bashar al-Assad and the bombings by the United States of a Syrian air force base in response. The impact of all of these circumstances on Israel’s relations with its Arab neighbors, in general, or on our operations in the region, in particular, remains uncertain. The establishment of new fundamentalist Islamic regimes or governments more hostile to Israel could have serious consequences for the peace and stability in the region, place additional political, economic and military confines upon Israel, materially adversely affect our operations and limit our ability to sell our products to countries in the region.

Additionally, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries and groups have imposed or may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to obtain manufactured components and raw materials from these countries or sell our products to companies in these countries.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our business, results of operations and financial condition.

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Our operations may be disrupted by the obligations of personnel to perform military service.

Some of our employees in Israel are obligated to perform annual reserve duty in the Israeli military and are subject to being called for additional active duty under emergency circumstances. In response to increased tension and hostilities, there have been occasional call-ups of military reservists, and it is possible that there will be additional call-ups in the future. We cannot predict the full impact of these conditions on us in the future, particularly if emergency circumstances or an escalation in the political situation occurs. If many of our employees are called for active duty, our operations in Israel and our business may not be able to function at full capacity, and our business, results of operations and financial condition could be adversely affected.

The tax benefits that are available to us under Israeli law require us to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Our Israeli subsidiary was eligible for certain tax benefits provided to “Benefited Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. In May 2014, our Israeli subsidiary made an election, effective as of January 1, 2014, under the Investment Law to change its tax status from a “Benefited Enterprise” to a “Preferred Enterprise” in connection with a July 2014 ruling we received from the Israeli Tax Authority (the “ITA”) We believe this ruling will provide us with benefits, subject to the fulfillment of conditions stipulated in the Investment Law and in accordance with the terms and conditions of the law and of the ruling. Specifically, as a “Preferred Company,” our Israeli subsidiary is entitled to the reduced tax rate of 9%, which is scheduled to decrease to 7.5% for 2017 and thereafter, under an amendment to the Investment Law enacted in December 2016. By contrast, the regular corporate tax rate for Israeli companies was 25% in 2012 and 2013, 26.5% for 2014 and 2015 and 25% in 2016; the regular corporate tax rate for Israeli companies is scheduled to decrease to 24% for 2017 and to 23% for 2018 and thereafter. If these tax benefits are reduced, cancelled or discontinued, for whatever reason including lack of compliance with the requirements of the law and the ruling, our Israeli taxable income would be subject to standard Israeli corporate tax rates, and we may be required to refund any tax benefits that we have already received, plus indexation, interest and penalties thereon. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Operating and Financial Review and Prospects — Taxes on Income.” The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefit programs under the Investment Law, regardless of whether we then qualify for benefits under those programs at the time, which would also adversely affect our global tax rate and our results of operations. See Note 5 to our audited consolidated financial statements included elsewhere in this Annual Report for a discussion of our current tax obligations. See also “Operating and Financial Review and Prospects — Reorganization.”

Our income tax rate is complex and subject to uncertainty.

Computations of our taxes on income and withholding obligations are complex because they are based on the laws of numerous taxing jurisdictions. These computations require significant judgment on the application of complicated rules governing accounting for tax provisions. The international nature of our structure and operations creates uncertainties as to the allocation of our global results among the various jurisdictions in which we operate as a result of different rules regarding taxable presence and changes thereto, allocations and transfer pricing. Taxes on income for interim quarters are based on a forecast of our global tax rate for the year, which includes forward-looking financial projections. Such financial projections are based on numerous assumptions, including the expectations of profit and loss by jurisdiction. We may not accurately forecast the various items that comprise the projections. In addition, in connection with our reorganization into Israel (see “Operating and Financial Review and Prospects — Reorganization”), although we have received opinions from Cyprus counsel and Dutch counsel that the reorganization should not result in any tax liabilities under the laws of Cyprus or The Netherlands, there can be no assurance that the relevant tax authorities might determine that such taxes are not owed.

Risks Related to Our Ordinary Shares

The market price of our ordinary shares may fluctuate, and you could lose all or part of your investment.

The stock market in general has been, and the market price of our ordinary shares in particular is, subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. The market price of our ordinary shares on the NYSE may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

•	announcements by regulators, NCAPs and other safety organizations regarding ADAS and

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autonomous driving technology;

•	development and market acceptance of our products, ADAS systems and autonomous driving;

•	announcements of the results of research and development projects by us or our competitors;

•	announcements relating to ADAS technology and autonomous driving and their adoption by OEMs;

•	partnerships and joint venture relationships concerning the development of ADAS systems and autonomous driving;

•	development of new competitive systems and products by others;

•	changes in earnings estimates or recommendations by securities analysts;

•	developments concerning our intellectual property rights;

•	loss of key personnel, particularly our Founders;

•	changes in the cost of satisfying our warranty obligations;

•	loss of key customers;

•	delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;

•	changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

•	changes in our research and development and operating expenditures;

•	variations in our and our competitors’ results of operations and financial condition;

•	our sale or proposed sale or the sale by our significant shareholders of our ordinary shares or other securities in the future; and

•	general market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses being incurred by our investors. Market prices for securities of technology companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. In the past, following periods of market volatility, public company shareholders have often instituted securities class action litigation in the United States. If we were involved in securities litigation, it could impose a substantial cost upon us and divert the resources and attention of our management from our business.

If the Intel Acquisition is for any reason not consummated, our share price can be expected to drop below current levels of trading.

On March 10, 2017, the last NYSE trading day prior to the announcement of the Intel Acquisition, our closing per share price on the NYSE was $42.27. Following the announcement of the Intel Acquisition, our shares have consistently traded at a level slightly below the Offer Consideration of $63.54 per share being offered by Intel to our shareholders in the Offer to Purchase, which represents a 34.4% premium over our per share closing price as of March 10, 2017 and a 54.6% premium over the 52-week average closing price per share through and including March 10, 2017.

If for any reason the Intel Acquisition is not consummated, our share price can be expected to drop below current trading levels. We are unable to predict at what price our shares would trade if the Intel Acquisition is not consummated.

The Purchase Agreement limits our ability to accept an offer from a competing bidder for a price that is more favorable to our shareholders than the Offer Consideration being offered by Intel in the Intel Acquisition.

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The Purchase Agreement we have signed with Intel prohibits us from soliciting other potential acquisition proposals and restricts our ability to consider unsolicited acquisition proposals. The Purchase Agreement also limits our ability to terminate the Purchase Agreement in order to enter into an acquisition agreement with a competing bidder who would be willing to pay a higher price per share than the Offer Consideration being offered by Intel. See “Our articles of association contain provisions that may discourage a takeover attempt.” below for a discussion of the legal standards that our board of directors would have to apply under Dutch law when evaluating a competing acquisition proposal.

If the Intel Acquisition is consummated, our shares will be delisted from the NYSE, we will cease to be an SEC reporting company and we will ultimately become a wholly-owned subsidiary of Intel.

Following the closing of the Intel Acquisition, the listing of our shares on the NYSE will be terminated, and our shares will be deregistered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), resulting in the cessation of our reporting obligation to the SEC.

Intel has announced in the Offer to Purchase that it will, following the consummation of the Intel Acquisition, take advantage of various processes that are available to it under Dutch law to eliminate any share ownership by minority shareholders and to ensure that Intel and its affiliates own all of the business and operations of the Company. The result will be that the Company would ultimately become a wholly-owned subsidiary of Intel, with all share ownership by those shareholders who did not tender their shares to the Purchaser in response to the Offer to Purchase being totally eliminated.

Our financial results may vary significantly from quarter to quarter due to a number of factors.

Our quarterly revenue and results of operations may vary significantly from quarter to quarter. These fluctuations are due to numerous factors, including:

•	the timing of the introduction of new vehicle models containing our products;

•	fluctuations in demand for our products;

•	the sales mix of our products as between products with more complex features and older, less expensive programs;

•	our ability to correlate our inventory purchases with OEM orders;

•	seasonal cycles in consumer spending on vehicles;

•	our ability to design, manufacture and deliver products in a timely and cost-effective manner;

•	our ability to timely obtain adequate quantities of the components used in our products;

•	unanticipated increases in costs or expenses; and

•	fluctuations in foreign currency exchange rates.

We typically experience our lowest sales in the first calendar quarter, but this apparent seasonality has been partially masked because of our overall revenue growth in recent years. The foregoing factors are difficult to forecast, and these, as well as other factors, could materially and adversely affect our quarterly and annual results of operations. In addition, a significant amount of our operating expenses are relatively fixed due to our research and development, manufacturing, sales and marketing and general administrative efforts. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of such revenue shortfall on our results of operations.

Your rights and responsibilities as our shareholder will be governed by Dutch law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Dutch law, and the rights and responsibilities of our shareholders are

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governed by our articles of association and Dutch law. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S jurisdictions. In the performance of its duties, our board of directors will be required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See “Corporate Governance, Directors and Senior Management” below.

Our Founders may have a significant level of control over most matters requiring shareholder approval.

At January 31, 2017, Professor Amnon Shashua and Mr. Ziv Aviram control 7.57% and 6.92%, respectively, of our ordinary shares, excluding an aggregate of 6.932 million ordinary shares subject to unvested options, respectively. If they were to act in concert, our Founders may be able to exercise a significant level of control over most matters requiring shareholder approval, including the election of directors, amendment of our articles of association and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and could make the approval of certain transactions difficult without their support, including transactions in which you might otherwise receive a premium for your shares over the then-current market price. Further, our Founders are not prohibited from selling their interests in us to a third party and may do so without shareholder approval and without providing for a purchase of other shareholders’ ordinary shares. See “Corporate Governance, Directors and Senior Management” below.

Our articles of association contain provisions that may discourage a takeover attempt.

Provisions of our articles of association impose various procedural and other requirements that may make it more difficult for shareholders to effect certain corporate actions and may make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders.

For example, our articles of association provide that our shareholders may only suspend or remove the members of our board of directors when two-thirds of the votes are cast in favor of the resolution for suspension or removal, provided that the votes cast in favor of the resolution represent more than 50% of all of our issued and outstanding shares. In addition, under our articles of association the following actions can only be taken by us when two-thirds of the votes are cast in favor of the resolution for taking the relevant action, provided that the votes cast in favor of the resolution represent more than 50% of all issued and outstanding shares:

•	amendment of our articles of association;

•	sale of all or substantially all of our business;

•	certain joint ventures and divestitures that require shareholder approval under Dutch law;

•	statutory merger or statutory demerger of the Company;

•	liquidation or dissolution of the Company; and

•	acquisitions of, and investments in, other companies for an amount in excess of 20% of our average market capitalization during a period of up to 30 days (as determined by our board of directors) prior to execution of a definitive agreement for the acquisition or investment.

In addition, all of the actions described above, as well as any acquisition by us of, or investment by us in, another company which is required to be approved by shareholders under Dutch law, can only be taken pursuant to a proposal by our board of directors.

See “Corporate Governance, Directors and Senior Management— General Meeting of Shareholders” below for more detailed information.

Moreover, our general meeting of shareholders has adopted a resolution delegating to our board of directors the power to issue shares and to grant options, warrants or other rights to acquire shares, and to exclude pre-emptive rights with respect to all issuances of shares and grants of the right to acquire shares. This resolution will continue in force until July 10, 2019. We may also propose similar resolutions for approval in future annual shareholders meetings. Based on the delegation of authority that is now in force, our board of

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directors will have the authority to issue shares at such prices (but generally not less than nominal value), and upon such terms and conditions, as our board of directors deems appropriate, based on its determination of what is in our best interests at the time shares are issued or the right to acquire shares is granted. Our board of directors also currently has the authority to exclude pre-emptive rights with respect to any issuance of shares or grant of the right to acquire shares, if, in its discretion, it believes that any such exclusion is in our best interests. Issuance of shares by our board of directors could, depending on the circumstances, have the effect of making it more difficult for a hostile acquirer to take control of the Company.

In evaluating a response to a takeover offer, whether hostile or friendly, our board of directors is required under Dutch law to take into account not only the interests of shareholders, but also the interests of all other stakeholders in the Company, including employees, creditors, customers and other contract parties. Under this legal standard, our board of directors would be authorized to reject a takeover offer that it views as less beneficial to the interests of our employees and other stakeholders than a competing offer, even if the rejected offer were for a higher price than the offer that is accepted. This rule would also apply in an “auction” situation where the Company is actively encouraging competing offers to acquire the Company or its business.

Only approximately one-third of our board of directors will be elected each year. The fact that not all of our directors will be elected each year could have the effect of delaying the date at which a hostile acquirer who acquires a controlling interest in our shares would be able to actually take control of the Company.

We are a holding company.

We are a holding company. Accordingly, our ability to conduct our operations, service any debt that we may incur in the future and pay dividends, if any, is dependent upon the earnings from the business conducted by our subsidiaries, particularly MVT, our Israeli subsidiary. The distribution of those earnings or advances or other distributions of funds by our subsidiaries to us, as well as our receipt of such funds, are contingent upon the earnings of our subsidiaries and are subject to various business considerations and applicable law, including the laws of The Netherlands and Israel. If our subsidiaries are unable to make sufficient distributions or advances to us, or if there are limitations on our ability to receive such distributions or advances, we may not have the cash resources necessary to conduct our corporate operations, which could have a material adverse effect on our business, results of operations and financial condition.

We do not expect to pay dividends in the near future.

We have not paid any dividends since our incorporation. Even if future operations were to lead to significant levels of profits that would allow us to pay dividends, we currently intend to retain all available funds for reinvestment in our business. Any decision to declare and pay dividends in the future will be made at the discretion of our general meeting of shareholders, acting pursuant to a proposal by our board of directors, and will depend on, among other things, our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors or general meeting of shareholders may deem relevant. Moreover, future dividend distribution may be subject to additional tax at MVT. Accordingly, investors cannot rely on dividend income from our ordinary shares, and any returns on an investment in our ordinary shares will likely depend entirely upon any future appreciation in the price of our ordinary shares.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules, and we are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information (although we provide quarterly information on Form 6-K), or current reports on Form 8-K, upon the occurrence of specified significant events. We follow Dutch laws and regulations that are applicable to publicly traded Dutch companies listed outside the EU. However, Dutch laws and regulations applicable to Dutch companies

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whose shares are not listed on an EU securities exchange do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or Form 8-K, the U.S. rules requiring insiders to file public reports of their stock ownership and trading activities or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you do not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

As a foreign private issuer, we have the option to follow certain Dutch corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to the NYSE requirements to have the Audit Committee appoint our external auditors, NYSE rules relating to quorums and record dates for shareholder meetings and NYSE rules requiring shareholders to approve equity compensation plans and material revisions thereto. See “Corporate Governance, Directors and Senior Management” below. We may in the future elect to follow home country practices in The Netherlands with regard to other matters. As a result, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements. For an overview of our corporate governance practices, see “Corporate Governance, Directors and Senior Management” below.

We do not comply with certain requirements of the Dutch Corporate Governance Code.

Dutch public companies are encouraged to comply with the provisions of the Dutch Corporate Governance Code adopted by the Dutch Corporate Governance Committee on December 9, 2003, as amended and restated in December 2008 and further amended and restated in December 2016 (the “Dutch Code”). However, companies may elect not to comply with some or all of the provisions of the Dutch Code, provided that such non-compliance and the reasons for the non-compliance are disclosed. Most of the provisions of the Dutch Code are identical to, or substantially the same as, provisions applicable to publicly traded U.S. companies, and we intend to comply with those provisions of the Dutch Code. Other provisions of the Dutch Code, however, are contrary to customary market practice in the United States for publicly traded companies or are otherwise in our judgment inappropriate. See “Corporate Governance, Directors and Senior Management — Dutch Corporate Governance Code” below.

If we fail to maintain an effective system of internal control over f inancial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Corporate and Auditing Accountability and Responsibility Act (“SOX”), or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

If securities or industry analysts publish inaccurate or unfavorable research, or cease to publish research about our business, the price of our ordinary shares and our trading volume could decline.

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us and our business. Securities or industry analysts commenced coverage of

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our company following our IPO, and the effects of their research reports could adversely affect the trading price for our ordinary shares. If one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the price of our ordinary shares would likely decline. Further, if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly or too few analysts cover our company, demand for our ordinary shares could decrease, which might cause the price of our ordinary shares and trading volume to decline.

We may be classified as a passive foreign investment company and, as a result, our U.S. shareholders may suffer adverse tax consequences.

Generally, if (taking into account certain look-through rules with respect to the income and assets of our subsidiaries) for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. Such a characterization could result in adverse U.S. federal income tax consequences to our U.S. shareholders, including having gains realized on the sale of our ordinary shares be treated as ordinary income, as opposed to capital gain, and having interest charges apply to such sale proceeds. Because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. Based on our calculations, we believe that we were not a PFIC in the taxable year ended December 31, 2016 and based on our most current estimates of our gross income and the value of our assets (which is based on our share price), we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2017. However, PFIC status is determined as of the end of a taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Therefore, we cannot assure you that we will not be a PFIC for 2017 or in any future year.

It may be diff icult to enforce a U.S. judgment against us, our off icers and directors in The Netherlands, Israel or the United States or to assert U.S. securities laws claims in The Netherlands or Israel or serve process on our off icers and directors.

We are incorporated in The Netherlands. A limited number of our executive officers and directors are residents of the United States. Our principal offices and operations are located in the State of Israel. Most of our officers and some of our directors reside in the State of Israel, and all or a significant portion of the assets of such officers and directors and substantially all of our assets are located in the State of Israel. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S., Israeli or Dutch court, or to effect service of process upon these persons in the United States. There is no treaty between the United States and The Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in The Netherlands unless the underlying claim is relitigated before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally, subject to compliance with certain procedural requirements, grant the same judgment without a review of the merits of the underlying claim if (i) the relevant judgment is a final and conclusive money judgment in personam (other than for multiple or punitive damages, or for a fine or a tax or a penalty); (ii) that judgment resulted from legal proceedings compatible with Dutch notions of due process; (iii) that judgment does not contravene public policy of The Netherlands; (iv) the jurisdiction of the U.S. federal or state court rendering the judgment was compatible with internationally accepted principles in respect of jurisdictional matters; (v) the judgment was not obtained by fraud; and (vi) no new admissible relevant evidence is admitted in the Dutch courts. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against us or members of our board of directors or officers or certain experts named herein who are residents of The Netherlands or countries other than the United States. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors or officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in The Netherlands against us or such directors or officers, respectively. Similarly, there is doubt as to the enforceability in the State of Israel, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws. Israeli courts may refuse to hear a claim in an original action based on an alleged

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violation of U.S. securities laws, reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a non-appealable judgment of a U.S. state or federal court in a civil matter, provided that, among other things, (i) the judgment has been obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment was given and the rules of private international law currently prevailing in Israel; (ii) the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts; (iii) adequate service of process was effected and the defendant was given a reasonable opportunity to be heard and to present evidence; (iv) the judgment is not contrary to the public policy of Israel and its enforcement is not likely to impair the security or sovereignty of Israel; (v) the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; (vi) an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the foreign court; and (vii) the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may be able to collect only limited, or may be unable to collect any, damages awarded by either a U.S. or foreign court.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following information should be read together with our audited consolidated financial statements and notes included elsewhere in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this Annual Report, particularly in “Risk Factors” and “Forward-Looking Statements.”

Overview

We are the global leader in the development of computer vision and machine learning-based sensing, mapping and driving policy technology for ADAS and autonomous driving technologies. Our sensing products are able to detect roadway markings, such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a Roadbook™ of localized drivable paths and visual landmarks using our REM technology; and provide mapping for autonomous driving. Our products are or will be integrated into car models from more than 25 global automakers. Our products are also available in the aftermarket. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Our products combine high performance, low energy consumption and low cost with automotive-grade standards. Our technology was first included in serial models in 2007. We estimate that our products were installed in approximately 15.7 million vehicles worldwide through December 31, 2016. As of December 31, 2016, our technology is available with 21 OEMs. Our more than 18 years of research and development and data collected from millions of miles of driving experience give us a significant technological lead.

Revenue Growth

Our business model requires us to invest significant time and other resources early in the process of new program sourcing as part of our relationship with an OEM before we can begin to recognize significant revenues from such program. During the first few years, we provide the OEM an overview about our technology and new innovation in our technology, including our sophisticated algorithms and the EyeQ® SoC platform and its capabilities, and the OEM evaluates and validates our technology in its facilities. After the OEM has evaluated our technology, if it intends to include such a product in one or more of its new or redesigned automobile models, it will issue an RFQ for one or more applications. RFQs are usually issued for models that will be in production two to three years after the design win is awarded. An OEM’s model can remain in production for five to seven years before the OEM decides either to discontinue the model or to engage in partial or substantial redesign. The revenues that we may receive in any given year are attributable to program design wins in previous years. Therefore, we typically have visibility into our future revenue based on OEM information provided during the

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sourcing phase although there is no contractual commitment by the OEM for volumes and programs may be subject to possible changes in the timing of program launches and terminations and cancellations. We can also determine the number of models that will include our products at least two to three years in advance, subject to changes; however, identifying the number of models that include our products does not necessarily correlate directly to our anticipated revenue, given that a model can sell hundreds of thousands of cars or only a few thousand per year.

We experienced overall revenue growth of approximately 49% and 68% in 2016 and 2015, respectively. We derive our revenues from two segments: sales to our OEM segment, substantially all of which are through Tier 1 companies, and sales of aftermarket products (the “AM Segment”).

Our OEM segment revenues grew by approximately 36% and 66% in 2016 and 2015, respectively. The growth in 2016 was attributable mainly to new program launches with a few OEM programs such as Mazda and through Tier 1 companies and the full year effect of significant program launches in 2015 such as Audi, GM and HKMC. Our OEM revenue growth is associated with new program launches and the addition of new models to previously launched programs.

Winning additional production programs is important to future revenue growth. We invest significant effort in understanding the OEM market and identifying growth areas, including with new OEMs and through the continuation of existing production programs. In order to achieve design wins, we must maintain our technological leadership through investment in research and development. The other key factor affecting revenue growth is the continuing impact of regulation and the ratings systems deployed by the various NCAPs, particularly the European NCAP and the U.S. NCAP, administered by NHTSA. As these NCAPs demand more ADAS applications, particularly AEB, more automakers will include ADAS as standard fit in their models in order to maintain or to achieve the highest safety ratings.

Additional factors that may affect our ability to increase our revenue are if the market were to turn to a competing camera-based offering or reliance on a different sensory modality for ADAS, such as radar without including camera capability, any decrease in the quality of the manufacturing of our product and the timing of the launch of a particular model production.

Management believes that long-term revenue growth will come from the increasing interest in autonomous driving, which will require ADAS technological innovations of increasing complexity in concert with innovative REM technology and Driving Policy. We have been sourced for 10 programs with seven OEMs involving hands-free-capable driving at highway speeds and in congested traffic situations launching in the following years. We are also in development programs with additional OEMs for potential launches in future years. We believe that our next autonomous driving innovation will be the inclusion of country road capabilities and city traffic capabilities and will involve (i) significant algorithmic advances to reach sensing capabilities of fully autonomous driving; (ii) mapping to serve as a redundancy for the sensing technology by way of continuously updated high-definition data for drivable paths with precise localization using crowd sourcing; and (iii) driving policy that will enable autonomous driving of cars among human drivers and other autonomous cars and will add the “human behavior” aspect to autonomous driving in “negotiating” with other cars. These capabilities require significant algorithmic advances, which we are currently developing. If we cannot complete such development in a timely manner or achieve design wins for these additional capabilities or, if following any such design win, our product is not fully validated and does not go into serial production, our long-term revenue growth will suffer.

Our AM Segment revenue grew by approximately 113% and 77% in 2016 and 2015, respectively. The growth of our AM Segment revenue will be influenced by several trends:

•	Increasing market awareness attributable to the regulatory and safety ratings trend as well as OEMs creating awareness for their new car models through commercials;

•	Regulation and other actions that seek to incentivize the purchase of safety systems, including tax benefits and insurance premium discounts for installing ADAS; and

•	Sales to small OEMs that prefer an aftermarket solution rather than a built-in solution.

Unlike in the OEM segment where the universe of potential end customers is defined, AM Segment revenue growth requires significant sales and marketing efforts and a distribution network to reach the large but fragmented pool of potential customers worldwide, including fleets, insurance companies, government agencies and private end customers. There are also risks associated with manufacturing our aftermarket products and their delivery and installation, as well as our more direct involvement in the education of drivers

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regarding the products.

We generally work directly with large customers, and our distributors distribute our products locally to smaller customers. This helps to keep our efforts concentrated into support to distributors and creating market awareness rather than building a large direct distribution chain, which would be more expensive and challenging to manage.

Profitability

Our Gross Profit is primarily impacted by our Average Selling Price (“ASP”) and the associated average costs in the OEM segment. ASP in our OEM segment varies based on the ADAS applications and their complexity. Our ASP was relatively flat at $43.7 in 2014 and $43.9 in 2015 while it increased substantially to $45.0 in 2016. ASP is primarily the result of an ever changing delivery mix among the different bundles that we deliver — whether it is a high-selling price pedestrian AEB bundle, a lower selling price AEB bundle or the lowest selling price of road bundles (not including vehicle and pedestrian detection). The increase in our ASP in 2016 was the result of new program launches with pedestrian AEB bundles and the benefit from the full-year impact of the launches we had in the second half of 2015 that included Ped-AEB. Our gross margin in the OEM segment was approximately 76.9% for the year ended December 31, 2016 compared to 75.6% for the year ended December 31, 2015. Over the long term, we expect EyeQ® ASP to move up over time once semi-autonomous and fully autonomous vehicles become a material part of our volume. In general, we believe our ASP will increase as less complex legacy programs are replaced by the more advanced feature bundles within already awarded programs and future programs.

We are considered a Tier 2 supplier because we sell our product to Tier 1 companies that integrate our product into the overall system supplied to the OEMs. We believe that our business model of being a Tier 2 supplier that subcontracts its manufacturing, together with our market penetration, results in an advantageous cost structure that requires low operational costs and sales and marketing expenses for our OEM segment. Our OEM segment represented 77% and 84% of our revenues in the years ended December 31, 2016 and 2015, respectively, and over time, we expect that percentage to increase moderately as a result of the faster growth in the OEM segment than in the AM segment. Notwithstanding our increased investment in research and development, we believe that, over time, an increase in our revenues will not result in a proportional increase in our net operating expenses and, as a result, we believe that our profitability will likely increase.

Cost of Revenues and Gross Profit

Cost of revenues of our OEM segment includes the manufacturing cost of our EyeQ® chips as well as royalty fees for a few third parties on intellectual property that is included in the EyeQ® SoC, product liability insurance, reserves for estimated warranty expenses and, to the extent relevant, charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand.

Cost of revenues of our aftermarket product includes, in addition to the cost of the EyeQ® chips (including royalties), direct material, labor costs, depreciation, manufacturing and supply chain overhead, quality control, shipping and logistic costs and reserves for estimated warranty expenses. Cost of revenues also includes charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand. We purchase the majority of the components directly, and our products are manufactured primarily by two contract manufacturers in China.

Our gross profit equals total revenues less our total cost of revenues, and our gross margin is our gross profit expressed as a percentage of total revenues.

Our cost of revenue is expected to increase as our sales continue to grow.

Research and Development Expenses

We conduct research and development activities primarily at our machine vision center in Jerusalem, Israel. Our activities are divided among:

•	Core sensing technology, which includes (i) algorithms, including visual processing, camera control, vehicle control, camera/radar fusion and related engineering tasks; and (ii) application software;

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•	Autonomous Driving Functionality, which consists of (i) enhancing the sensing capabilities to fully autonomous driving by conducting “scene understanding,” lateral control algorithms and the fusion between sensing and control; (ii) developing the other pillars of autonomous driving, including our REM technology, which enables continuously updated high-definition data for drivable paths with precise localization using crowd sourcing; and (iii) driving policy using reinforcement technology to allow autonomous cars to co-exist with human drivers and other autonomous cars;

•	New products and enhancements to existing products in response to OEM requirements; and

•	Hardware, which includes (i) silicon design for the EyeQ® chip including the EyeQ4® and EyeQ5®; (ii) hardware electronics design for testing and other equipment; and (iii) new aftermarket hardware. For example, we are currently developing the next generation of our aftermarket products incorporating the EyeQ4® chip.

Research and development expenses primarily consist of expenses related to personnel, including share-based compensation, EyeQ® design fees, material, parts and other prototype development, consulting and other professional services, amortized equipment expense and quality assurance within the development programs.

Our research and development expenses are partially offset by non-refundable NRE reimbursement that we receive mostly from Tier 1s, attributable to specific development programs with the OEMs. Any such reimbursement is not contingent upon success of the program. We retain all the rights to our work on these programs.

We intend to continue our significant investment in research and development activities as we believe that being the technology leader and the most innovative company in ADAS and autonomous driving is our key strength. Accordingly, over time, we expect the absolute amount of our net research and development expenses to increase, but it is likely to decrease as a percentage of revenue as our business grows.

Sales and Marketing

Selling and marketing expenses consist of personnel and personnel-related expenses, including share-based compensation, of our sales force as well as advertising and marketing expenses. We expect to increase our sales and marketing activities, mainly in order to increase our aftermarket sales. We expect to increase our sales and marketing expenses as we continue our efforts to increase market awareness of the benefits of ADAS and to increase our aftermarket segment revenues, but in the long term, sales and marketing expenses should decrease as a percentage of revenue as our business grows over time.

General and Administrative Expenses

General and administrative expenses consist of personnel and personnel-related expenses, including share-based compensation, of our executives and members of the board of directors, finance and administration departments as well as fees related to legal and litigation, patent prosecution, accounting, finance and professional services as well as insurance and fees related to being a public company. We expect the amount of our general and administrative expenses to increase, in absolute terms, but to decrease over time as a percentage of revenue as our business grows. The primary reasons for the growth in general and administrative expenses will be the costs related to patents prosecution, the need to hire more personnel to support compliance with the applicable provisions of SOX and other SEC rules and NYSE regulations as well as increased premiums for directors’ and officers’ insurance and the increased use of share-based compensation for general and administrative personnel.

Interest Income

Interest income consists of interest earned on marketable securities as well as short-term deposits and money market funds. We have historically invested our available cash balances primarily in short-term deposits and debentures. The primary objective of our investments in debt instruments is to preserve principal while maximizing yields.

Financial Income (Expenses), net

Financial income (expense), net, includes mainly realized gains and losses on sales of financial investments

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and any decline in the value that is considered not temporary, as well as gains and losses from fluctuations related to currency translation of our monetary assets and liabilities denominated in New Israeli Shekels (“NIS”) and, to a much lesser extent, the Euro, the Japanese Yen and other currencies. We manage our main currency exposure, which is against the NIS, by keeping approximately the same NIS assets as our NIS liabilities to serve as a natural balance sheet hedge. Our exposure is reflected in the individual income statement item.

Taxes on Income

Until July 2014, Mobileye N.V. and our Cypriot subsidiary were taxed under the laws of their respective countries of incorporation. Following our reorganization (see “Reorganization” below), we have our headquarters in Israel, and Mobileye N.V. and our Cypriot subsidiary are residents of Israel for tax purposes. The enacted statutory tax rates applicable to us and our significant subsidiaries are as follows:

•	MVT, our Israeli subsidiary, is taxed under Israeli law. Income not eligible for benefits under the Investment Law (described below) is taxed at the corporate tax rate. The corporate tax rate in Israel was 25% in 2016 and 26.5% in both 2015 and 2014. Under a recent amendment to Israeli tax law, the corporate tax rate is scheduled to decrease to 24% for 2017 and to 23% for 2018 and thereafter. However, the effective tax rate payable by a company that derives income from a Benefited Enterprise or a Preferred Enterprise under the Investment Law may be considerably less. Capital gains derived by an Israeli company are subject to tax at the prevailing corporate rate.

•	Upon the election made by MVT in May 2014, MVT became eligible for certain tax benefits under the 2011 Amendment (as defined below) of the Israeli Investment Law — “Preferred Enterprise Benefits” as of the beginning of 2014. According to the 2011 Amendment and subject to the Preferred Enterprise Ruling (as described below), our “Preferred Income” will be subject to a reduced tax rate. See “— Tax Regime under the 2011 Amendment (“Preferred Enterprise”)” below.

•	Until our internal reorganization was completed in the third quarter of 2014, most of our benefit (tax) on income was incurred from Cyprus, which was the location of our intellectual property. See “— Reorganization” below. Our Cypriot subsidiary was taxed at the Cypriot corporate tax rate, which was 12.5% in 2014. As of the transfer of the management and control of our Cypriot subsidiary to Israel, our Cypriot subsidiary is treated as an Israeli resident for tax purposes and is taxed under the Israeli regular corporate tax rate; however, we believe that the Cypriot subsidiary will not have meaningful taxable income. See also “— Reorganization” below.

Israeli Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

MVT has elected the “Benefited Enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). The Investment Law was significantly amended effective April 1, 2005 (the “2005 Amendment”), and further amended as of January 1, 2011 (the “2011 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force, but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011, were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or to elect irrevocably to forego such benefits and have the benefits of the 2011 Amendment apply.

Tax Regime under the 2005 Amendment (“Benefited Enterprise”)

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the “Benefits Period,” depending on the level of “Foreign Investment,” as defined under the Investment Law, in the company in each year. A company qualifying for tax benefits under the 2005 Amendment that pays a dividend or engages in certain actions that are treated as deemed dividends by the ITA out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the otherwise applicable rate of 25%, or lower rates of

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between 10% to 25% in the case of a qualified Foreign Investors Company (“FIC”), according to the rate(s) of Foreign Investment in the company for the applicable tax year(s). Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 15%, or such lower rate as may be stipulated in an applicable tax treaty provided that a certificate from the ITA allowing for the reduced withholding tax rate is obtained in advance. The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law, its regulations and any ruling received from the ITA. In the event of failure to comply with these conditions in a given tax year during the “Benefits Period,” the entitlement to the benefits for such tax year would be cancelled; however, the Company’s eligibility for benefits in prior and future years should not be affected.

Tax Regime under the 2011 Amendment (“Preferred Enterprise”)

The 2011 Amendment cancelled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes, inter alia, a company incorporated in Israel that is (i) not wholly owned by a governmental entity; (ii) owns a Preferred Enterprise, as defined under law; (iii) is controlled and managed from Israel; and (iv) fulfills certain conditions described in the Investment Law. From 2014 and thereafter, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise unless the Preferred Enterprise is located in development zone A, in which case the rate will be 9% (scheduled to decrease to 7.5% for 2017 and thereafter). MVT’s activities are located in development Zone A.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at the source at the rate of 20% with respect to dividends to be distributed after January 1, 2014, subject to certain conditions, or such lower rate as may be provided in an applicable tax treaty provided that a certificate from the ITA allowing for the reduced withholding tax rate is obtained in advance. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if the funds are subsequently distributed to individuals or to a non-Israeli company, the withholding tax would apply to such subsequent distribution).

We have had Benefited Enterprise programs under the Investment Law since 2005, which, we believe, have entitled us to certain tax benefits. Additionally, in connection with the original grant of “Benefited Enterprise” status, in 2006, MVT was recognized by the Israeli Chief Scientist Office as a “Research and Development Company.”

According to the election that we made in May 2014 in connection with the July 2014 ruling from the ITA (the “Preferred Enterprise Ruling”) following the reorganization described below, MVT is a “Preferred Company” under the Investment Law and is able to benefit from a reduced tax rate of approximately 9% as of the beginning of 2014 (scheduled to decrease to 7.5% for 2017 and thereafter), subject to the fulfillment of the terms and conditions of the law and the Preferred Enterprise Ruling. The following are the main terms and conditions of the Preferred Enterprise Ruling:

•	MVT is required to add 50 new manufacturing and research and development employees in each of the tax years of 2014, 2015 and 2016, and it is further required to continue employing such additional employees for the tax years until 2018. Failure to meet this term will affect the effective tax rate in a ratio related to the number of non-recruited and non-retained employees.

•	MVT is required to acquire 90% of its expenses from Israeli subcontractors within preferred regions compared to its total cost of goods sold and research and development to maintain the highest benefits. If the ratio is less than 90%, the tax rate will be affected in a ratio related to the portion of expenses paid to such subcontractors, all as described in the ruling.

•	An MVT dividend shall be deemed first to be paid out of the undistributed income that was exempt from Israeli corporate tax generated by the Benefited Enterprise, which shall be subject to additional tax at the MVT level and to the dividend distribution provisions of income derived by a Benefited Enterprise.

•	ITA approval is required for MVT to transfer its intellectual property to a third party.

•	The Preferred Enterprise Ruling will become void in the event that MVT changes its field of activities or business model or significantly reduces the volume of its development activity, unless otherwise determined by the ITA.

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From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

Reorganization

Prior to our IPO in August 2014, we reorganized our internal corporate structure, and all of our intellectual property, formerly owned by our Cypriot subsidiary, was transferred to MVT. In connection with this reorganization, we received a tax ruling from the ITA in July 2014 (“Reorganization Ruling”) providing that, among other matters, the reorganization would not trigger any tax in Israel and would not violate any of the Israeli tax covenants to which MVT and its shareholder are bound pursuant to a previous tax ruling. Furthermore, according to the Reorganization Ruling, the transfer of the intellectual property to MVT does not trigger tax effects in Israel in accordance with section 104B(f) of the Israeli Income Tax Ordinance (New version), 5721 – 1961 (the “Ordinance”), subject to compliance with the terms of such section and the regulations promulgated thereunder (including certain limitations on the transferability of the shares of MVT and the Cypriot subsidiary). Under the Reorganization Ruling, transfer of the intellectual property to any third party will be subject to ITA approval. We also received opinions from Cyprus counsel and Dutch counsel that the reorganization should not result in tax liabilities under the laws of Cyprus or The Netherlands although there can be no assurance that the relevant tax authorities might determine that such taxes are not owed. In addition, prior to our IPO, we took the necessary steps, including shareholder approval, to transfer all tangible assets and all liabilities of our Cypriot subsidiary to MVT, as well as to transfer the effective management of Mobileye N.V. and the management and control of our Cypriot subsidiary to Israel in order for these entities to become Israeli tax residents. The Reorganization Ruling contains additional conditions, including relating to cancellation of losses and cost basis, limitations on use of losses, credits, deductions and exemptions. See “— Taxes on Income — Tax Regime Under the 2011 Amendment (“Preferred Enterprise”).”

Segment Information

We manage the Company and its subsidiaries on the basis of two reportable segments. The OEM segment supplies the proprietary software algorithms and EyeQ® chip that are the core technology of the complete ADAS to the Tier 1 companies that are the system integrators for the automotive industry. Except for limited direct sales of testing equipment to OEMs, our direct customer is the Tier 1 company with which we have a contractual relationship and which is responsible for paying us for our products. Because of the complex nature of our product and the need to develop, validate and integrate the product into the OEM’s overall ADAS system, we also have strong direct relationships with the OEMs. In the AM segment, we sell a complete system, which includes our proprietary software algorithms and EyeQ® chip as well as the camera and other necessary components. The complete system offers a variety of ADAS functions to end customers including commercial fleet owners, new vehicle dealers and importers. We generate sales in the AM segment either directly or through distributors. For a discussion of our major customers, see Note 13 to our audited consolidated financial statements included elsewhere in this Annual Report.

Our revenues in the OEM segment increased by 36% in the year ended December 31, 2016 from the year ended December 31, 2015, and increased by 66% in the year ended December 31, 2015, from the year ended December 31, 2014. Our revenues in the AM segment increased by 113% in the year ended December 31, 2016, from the year ended December 31, 2015, and increased by 77% in the year ended December 31, 2015, from the year ended December 31, 2014.

The most material operating expenses in the OEM segment are research and development expenses, while the most material operating expenses in the AM segment are sales and marketing expenses.

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Set forth below is selected information for each of our business segments:

Revenues by Segment

	Year ended December 31,
	2016	2015	2014
	(in thousands)
OEM	$275,938	$202,287	$121,799
AM	$82,224	$38,585	$21,838
Total	$358,162	$240,872	$143,637

Segment Performance*

	Year ended December 31,
	2016	2015	2014
	(in thousands)
OEM	$147,861	$110,509	$56,913
AM	$38,680	$12,199	$5,258
Total	$186,541	$122,708	$62,171

Segment Revenue as Percentage of Total Revenues

	Year ended December 31,
	2016	2015	2014
OEM	77%	84.0%	84.8%
AM	23%	16.0%	15.2%
Total	100%	100.0%	100.0%

Segment Performance as a Percentage of Segment Revenues

	Year ended December 31,
	2016	2015	2014
OEM	53.6%	54.6%	46.7%
AM	47.0%	31.6%	24.1%

*	Segment performance is the segment operating profit excluding share-based compensation.

For more information regarding our segments, including a reconciliation of segment performance to consolidated operating profit, see Note 13 to our audited consolidated financial statements included elsewhere in this Annual Report.

Our financial results for the periods presented below are not necessarily indicative of the financial results that we may achieve in future periods.

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Comparison of Results of Operations for 2016 and 2015

Revenues

For the year ended December 31, 2016, our total revenue increased by $ 117.3 million to $358.2 million, or 49%. The principal factors affecting our revenue growth were:

•	OEM — Revenues from OEM sales grew by approximately $73.7 million, or 36%, from 2015 to 2016: (i) approximately 68% of the 2016 OEM growth came from the full-year effect of program launches in 2015; (ii) approximately 33% of the 2016 OEM growth came from the launch of five programs and (iii) a decrease of approximately 1% came mainly from deliveries under programs that launched prior to 2015.

•	AM — Revenues from aftermarket sales increased by $43.6 million, or 113%, from 2015 to 2016.

The increase in 2016 was mainly related to regulatory incentives, mainly in Israel, and increased consumer market awareness. Our AM ASP in 2016 was the same as 2015.

Major Customers

In the year ended December 31, 2016, two of our Tier 1 customers represented 30% and 15% of our total revenues. In the year ended December 31, 2015, three of our Tier 1 customers represented 31%, 15% and 12% of our total revenues. In the year ended December 31, 2014, three of our Tier 1 customers represented 33%, 23% and 11% of our total revenues. Our sales to any single Tier 1 company typically may cover more than one OEM and more than one production program from any OEM and therefore we view major customers on the OEM level. In 2016, sales through our Tier 1 suppliers to each of four OEMs accounted for more than 10% of our OEM revenues. Below is an analysis of OEM and AM major customers:

•	OEM — Set forth below are OEMs that represented at least 10% of our 2016 OEM revenues during the three years ended December 31, 2016:

•	General Motors represented 22%, 24% and 30% of OEM revenues during 2016, 2015 and 2014, respectively;

•	Nissan represented 14%, 14% and 16% of OEM revenues in 2016, 2015 and 2014, respectively

•	HKMC represented 11%, 11% and less than 10% of OEM revenues in 2016, 2015 and 2014, respectively; and

•	BMW represented 11%, 14% and 14% of OEM revenues in 2016, 2015 and 2014, respectively.

Revenues from each of the above major customers increased in 2016 compared to 2015 in absolute figures, while, for some, the percentage may decrease. This is in line with our expectation that as our business grows, we derive revenues from more OEM customers, and our reliance on any specific OEM should decline. We believe that as we launch more programs with existing and new OEMs in future years, our reliance on any specific OEM should decline.

•	AM — Set forth below are distributors or customers that represented more than 10% of our AM revenues during the three years ended December 31, 2016:

•	Distributor 1 represented 19%, 16% and less than 10% of our AM revenues during 2016, 2015 and 2014, respectively; and

•	Distributor 2 represented 12%, 17% and 14% of our AM revenues during 2016, 2015 and 2014, respectively.

No other direct customer or distributor represented more than 10% of our AM revenues for the year ended December 31, 2016.

We believe that in future years, because of the increase in our revenues, our reliance on any specific distributor should decline significantly.

Cost of Sales

Cost of sales increased during the year ended December 31, 2016, by $25.9 million, or 42%, compared to the year ended December 31, 2015. The increase correlated to the increased sales of our products. As a percentage of revenues, cost of sales represented 24.4% in 2016, a decrease of 1.1% from 2015. Our Gross Profit for the year ended December 31, 2016, was $270.9 million, an increase of 51%, compared to $179.5 million for the year ended December 31, 2015.

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•	OEM — Our 2016 OEM Gross Profit was $212.1 million (gross margin of 76.9%), an increase of 39%, compared to $153.0 million (gross margin of 75.6%) for 2015. The increase in Gross Profit resulted from an increase in the volume of products sold and in ASP and a decrease in costs, as well as changes in product mix.

•	AM — Our AM Gross Profit for the year ended December 31, 2016, increased by 122% to $58.8 million (gross margin of 71.5%) compared to $26.5 million (gross margin of 68.7%) for 2015. The increase in Gross Profit resulted from increases in the volume of products sold as well as some successful initiatives to reduce direct costs.

Research and Development Expenses, Net

Research and development expenses in all periods are primarily related to our OEM segment.

Excluding the effect of share-based compensation, research and development expenses, net as a percentage of revenues for the year ended December 31, 2016, remains flat compared with the year ended December 31, 2015 (14.5%).

•	Gross research and development expenses increased by $22.1 million, or 40%, to $77.6 million for 2016. The increase in 2016 was mainly due to increased headcount and share-based compensation to support and contribute to the substantially expanded business opportunities for higher levels of autonomous driving on all three elements – Sensing, REM and Driving Policy, share-based compensation, expenses incurred for EyeQ4® and EyeQ5® development, increase in quality assurance activity by our subcontractor in Sri Lanka and depreciation of IT hardware needed to accommodate our validation dataset.

•	NRE reimbursement, which offsets our gross research and development expenses, increased by $0.9 million in the year ended December 31, 2016. In general, NRE reimbursement derives from specific development programs with OEMs and varies based on the length and cost of the specific development program.

•	As a result, research and development expenses, net increased by $21.2 million, or 49%, to $64.0 million for 2016 compared to $42.8 million for 2015.

Sales and Marketing Expenses

Sales and marketing expenses as a percentage of revenues decreased to 4.8% for the year ended December 31, 2016 compared to 5.3% for the year ended December 31, 2015, primarily due to an increase in our revenues. Sales and marketing expenses increased by $4.5 million, or 35.1%, to $17.2 million for the year ended December 31, 2016 compared to $12.7 million for the year ended December 31, 2015. The increase was mainly due to an increase in headcount, public relations, trade shows and other marketing activities as part of marketing efforts attributable to the AM segment in order to reach potential customers worldwide, including fleets, insurance companies, government agencies and vehicle importers and dealers. Excluding the effect of share-based compensation, sales and marketing expenses increased by $5.0 million for the year ended December 31, 2016.

General and Administrative Expenses

General and administrative expenses as a percentage of revenues slightly decreased to 18.7% for the year ended December 31, 2016 compared to 18.9% for the year ended December 31, 2015. The increase of $21.7 million, or 47.7%, to $67.1 million for 2016 compared to $45.5 million for 2015, was mainly due to share-based compensation, primarily to our Founders. General and administrative expenses excluding share-based compensation increased by $4.7 million during 2016, mainly due to legal fees, patent prosecution costs, business travel and increased headcount.

Interest Income

Interest income increased by $2.3 million, or 78.5%, to $5.1 million for the year ended December 31, 2016 compared to $2.9 million for the year ended December 31, 2015. The increase was primarily due to an increased investment in debentures, as well as an increase in marketable securities, short-term deposits and money market funds.

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Financial Expenses

Financial expenses were $0.8 million for the year ended December 31, 2016 compared to $1.0 million for the year ended December 31, 2015. The decrease is mainly due to changes in realized gains and losses on sales of financial investments.

Taxes on Income

For the year ended December 31, 2016, our tax expenses were $18.0 million compared to tax expenses of $9.5 million for the year ended December 31, 2015.

The tax rate, as a percentage of our pre-tax income, is significantly affected by our share-based compensation expense, which is mostly a non-deductible expense. The non-deductible share-based compensation expense has increased by $1.6 million for the year ended December 31, 2016 compared to the year ended December 31, 2015, given the increase in total share-based compensation expense. Our pre-tax income, excluding share-based compensation expense, is $192.4 million for the year ended December 31, 2016 compared to $125.2 million for the year ended December 31, 2015. The tax expense (including the tax effect related to share-based expenses), as a percentage of pre-tax income, excluding share-based compensation expense, is 9.3% for the year ended December 31, 2016, compared to 7.6% for the year ended December 31, 2015.

Tax expense for the year ended December 31, 2016 increased by $8.4 million compared to the year ended December 31, 2015. The increase in tax expense is primarily attributable to the increase in taxable income, mainly due to the revenue growth in 2016 which was partially offset by a decrease in uncertain tax position expenses.

Earnings (Loss) Per Share

Basic earnings (losses) per share are computed by dividing net income or loss applicable to ordinary shareholders by the weighted-average number of ordinary shares. Diluted earnings (losses) per share are calculated by dividing net income or loss applicable to ordinary shareholders by the weighted-average number of ordinary shares, plus the effect of dilutive outstanding equity-based awards which is calculated using the treasury stock method.

	Year Ended	Year Ended
	December 31, 2016	December 31, 2015
	(in thousands, except per share data)
Basic and diluted EPS for ordinary shares
Numerator
Net income	$108,370	$68,450
Denominator
Weighted average ordinary shares outstanding
Basic	220,124	217,362
Diluted	238,018	237,857
Net loss per share
Basic	$0.49	$0.31
Diluted	$0.46	$0.29

Liquidity and Capital Resources

Historically, our primary source of funds was the issuance of shares to new investors. Starting in 2013, our primary source of funds has been cash flow from operating activities. We also receive cash proceeds upon the exercise of outstanding options. On August 6, 2014, we closed our IPO in which we issued 8.325 million new ordinary shares for net proceeds of approximately $195.9 million. In connection with our IPO, we also issued approximately 1.5 million ordinary shares pursuant to the exercise of options at an additional aggregate exercise price of $1.5 million, which shares were then sold by the selling shareholders in the IPO. We generated a total of $197.4 million in net proceeds from the IPO.

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Our primary uses of funds have been to increase our headcount across Research and Development, Sales and Marketing and General and Administrative, as well as for capital expenditures related to the increasing size of our validation datasets. Our capital expenditures related mainly to data storage and other computer related equipment, and were $11.4 million, $5.6 million and $5.6 million during 2016, 2015 and 2014, respectively.

We believe that our existing cash and cash flows from our operating activities will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate and the timing and extent of operating expenses. From time to time, we expect to evaluate and enter into discussions regarding a wide array of potential strategic transactions, including acquisitions, joint ventures, investments and divestitures.

Cash Flows

The following table sets forth certain statement of cash flows data:

	Year Ended
	December 31, 2016	December 31, 2015
(thousands)
Cash flows from operating activities	$159,175	$99,047
Cash flows from (used in) investing activities	(41,860)	(295,151)
Cash flows from financing activities	7,967	8,769
Exchange rate differences on cash and cash equivalents	22	146
Total increase (decrease) in cash and cash equivalents	$125,304	$(187,189)

Cash flows from operating activities increased by $60.1 million to $159.2 million for 2016, from $99.0 million for 2015. The increase was primarily the effect of cash received as a result of the significant increase in Net Income Before Share-Based Compensation and the applicable income tax effect of $174.4 million and $115.7 million for the years ended December 31, 2016 and 2015, respectively, which was partially offset by a decrease of $15.2 million resulting primarily from increasing inventory by $14.3 million, trade accounts receivables, net by $19.6 million offset by an increase in accounts payables and accrued expenses by $14.4 million and depreciation expenses of $4.1 million, in 2016 comparing to a decrease of $16.7 million in 2015 resulting primarily from increasing inventory by $25.0 million, trade accounts receivables, net by $7.9 million, offset by increase in account payables, accrued expenses and other current liabilities by $16.3 million and depreciation expenses of $3.3 million.

Cash flows from (used in) investing activities increased by $253.3 million to $41.9 million for 2016, from $(295.2) million for 2015. The increase in 2016 was due primarily to purchase of marketable securities, partially offset by proceeds from sales of marketable securities

Cash flows from financing activities decreased by $0.8 million to $8.0 million for 2016, from $8.8 million for 2015. The decrease in 2016 was primarily due to a decrease in proceeds from options exercise.

Severance Pay

Israeli labor laws and agreements require severance payments upon dismissal of an employee or upon termination of employment in other circumstances. The severance pay liability of our Israeli subsidiary, which reflects the undiscounted amount of the liability as if it were payable at each balance sheet date, is calculated based upon length of service and the latest monthly salary (one month’s salary for each year worked). Our liability for severance pay required by Israeli law is covered by deposits with financial institutions and by accrual. In our balance sheet, we present the accrued severance pay liability as a long-term liability and the amounts funded are presented separately in our balance sheet as severance pay fund.

Liability increased by $0.6 million, or 39%, to $2.2 million as of December 31, 2016, from $1.6 million as of December 31, 2015. This increase was mainly due to the increased number of employees together with an increase in the period of service and salary changes.

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Contractual Obligations

A summary of our contractual obligations as of December 31, 2016 is as follows:

Payments Due by Period

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
			(in thousands)
Operating leases	24,833	4,037	7,406	6,915	6,475
Purchase commitment	34,510	34,111	399
Severance pay(1)
Acquisition of land(2)	11,753	11,753
Uncertain tax positions(3)	7,091
Total(3)	94,415	49,901	7,805	6,915	6,475

(1)	Labor laws and agreements require the Israeli subsidiary to pay severance pay and/ or pensions to employees dismissed or retiring from their employment in certain other circumstances. The obligation of the Israeli subsidiary to pay retirement benefits is treated as a defined benefit plan.

The amounts of the benefits to be received by an employee who is entitled to severance pay upon retirement are based on the number of years of employment and the last salary of this employee. This liability is partially covered by deposits with managerial insurance policies. The net amount of the liability for severance pay included in the statement of financial position as of December 31, 2016 and 2015 reflects the difference between the severance pay liability and the plan assets’ fair value. Of this amount, $2.2 million is unfunded. We are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months. As a result, this amount is not allocated in the above table.

(2)	In July 2015, the Israeli subsidiary entered into several agreements related to acquisition of land in Jerusalem, Israel, which we intend to use for the construction of a new R&D and innovation center that will also host our headquarters. We estimate total cost related to the land acquisition at approximately $12 million. The agreements are subject to various closing conditions, including the receipt of certain regulatory approvals

(3)	In addition, our current and long-term liabilities include $7.1 million related to uncertain tax positions. Due to uncertainties in the timing of the completion of tax audits, the timing of the resolution of these positions is uncertain, and we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months. As a result, this amount is not included in the above table.

We have license agreements with third parties that allow us to utilize and leverage the third parties’ technology in order to integrate it into our products (“Integrated Product”). For these rights, we are obligated to pay royalties for each unit of the applicable Integrated Product sold to other parties. As part of our reorganization described under “—Reorganization,” we have transferred all these agreements from our Cypriot subsidiary to MVT.

In addition, in connection with our contractor and agent agreements, we pay commissions ranging up to 4% of the direct sales earned as a result of these agreements.

Trade Receivables and Allowance for Doubtful Accounts

The Company’s account receivables are derived primarily from sales to companies in the automotive manufacturing industry located mainly in the United States and Europe. Concentration of credit risk with respect to account receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. Credit is given based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Trade accounts receivable from sales of products are typically due from customers within 30 to 90 days. Trade accounts receivable balances are initially recognized at fair value and subsequently at amortized cost basis using the effective interest rate method less provision for impairment. Accounts outstanding longer than their original contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history from such customers, and a customer’s current ability to pay its obligations to the Company. Payments subsequently received on past due receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is determined with respect to specific debts that

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are doubtful of collection. The Company writes off accounts receivable when they become uncollectible. The majority of the Company’s trade receivables are current and are not past due.

Quantitative and Qualitative Disclosures or Market Risk

A significant portion of our business is located outside the United States and, as a result, virtually most of the revenues of the Company and its subsidiaries are derived in United States dollars (the “Dollar”). We generate revenue and incur expenses denominated in currencies other than the Dollar, a majority of which is denominated in the New Israeli Shekel and, to a much lesser extent, the Euro and other currencies. In 2016 and 2015, approximately 17% and 10%, respectively, of our sales were denominated in foreign currencies. As a result our revenue can be affected by fluctuations in foreign currency exchange rates. For example, an increase of 1% in the value of the New Israeli Shekel against the Dollar would have increased our expenses by $0.1 million in the year ended December 31, 2016. Because we have foreign currency expenses, we believe foreign currency risk is partially offset.

We do not use financial instruments as a means of protecting against financial risk.

Inflation

Inflationary factors, such as increases in our cost of goods sold, may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain and increase our gross profit if the selling prices of our products do not increase as much or more than these increased costs.

Controls and Procedures

Disclosure Controls and Procedures

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports.

Management’s Annual Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the framework in Internal Control — Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2016, our internal control over financial reporting was effective.

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Attestation Report of the Registered Public Accounting Firm

Our internal control over financial reporting as of December 31, 2016 has been audited by Kesselman & Kesselman, an independent registered public accounting firm, as stated in their report which appears on page F-2 of the Company’s Report on Form 20-F filed with the SEC.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

CORPORATE GOVERNANCE, DIRECTORS AND SENIOR MANAGEMENT

Dutch Corporate Governance Code

Dutch listed companies are encouraged to comply with the provisions of the Dutch Code. A copy of the Dutch Code in English may be consulted at www.commissiecorporategovernance.nl. However, companies may elect not to comply with some or all of the provisions of the Dutch Code provided that such non-compliance, and the reasons for the non-compliance, are disclosed in the company’s annual report included as part of its Dutch statutory accounts. Most of the provisions of the Dutch Code are identical to, or substantially the same as, provisions applicable to publicly traded U.S. companies and we intend to comply with those provisions of the Dutch Code. Other provisions of the Dutch Code, however, are contrary to customary market practice in the United States or are otherwise in our judgment inappropriate. The most material provisions of the Dutch Code with which we will not comply are the following:

The Dutch Code provides that a company’s general meeting of shareholders can remove and suspend directors by a simple majority vote. Our articles of association provide that directors can only be removed or suspended when two-thirds of the shareholder votes are cast in favor of the resolution for removal or suspension, provided that the votes cast in favor of the resolution represent more than 50% of our issued and outstanding shares. We believe that this deviation from the provisions of the Dutch Code is justified by the need to ensure continuity of management and to prevent coercive takeover bids for less than a substantial majority of our outstanding shares.

The Dutch Code provides that non-executive directors may not be elected for more than three four-year terms. We do not believe in term limits for directors because they would deprive our board of directors of the service of directors who have developed, through valuable experience over time, increasing insight into us and our operations. We therefore do not intend to comply with this provision of the Dutch Code.

The Dutch Code provides that neither an audit committee nor a compensation committee may be chaired by the presiding director or chairman or by a former executive director of a company. We believe that it may be appropriate under certain circumstances for our Presiding Director (as defined below), if he has special financial or other expertise, to serve as chairperson of these committees. We have therefore chosen not to comply with this provision of the Dutch Code.

The Dutch Code provides that non-executive directors may not be awarded share options or other forms of equity-based compensation. However, we plan to issue share options and/or other forms of equity-based compensation to one or more non-executive directors, as we believe that granting equity to non-executive directors may enable us to attract and retain, in a competitive international environment, skillful and experienced non-executive directors. We also believe that the interests of non-executive directors who receive equity-based compensation will be more closely aligned with the interests of shareholders than would be the case if non-executive directors had no right to receive equity-based compensation.

The Dutch Code provides that options granted to directors may not be exercised during the first three years following the date of grant, and that restricted shares held by directors may not vest within the first five years following the date of grant. However, we believe that exercisability of options during the first three years following the date of grant, and vesting of restricted shares within the first five years following the date of grant, are appropriate in view of the objectives of our equity incentive plan, in particular our goal of aligning the interests of directors and shareholders, and our need to attract skillful and experienced directors in a competitive international environment.

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The Dutch Code provides that restricted shares and options may only be granted to executive directors if such executive directors have met challenging goals that we have established for them in advance of the grant. We believe that grants to our executive directors of restricted shares or options that vest over time sufficiently align the interests of our executive directors with our shareholders and will be helpful if we seek to attract additional skillful and experienced executive directors in a competitive international environment. We have therefore chosen not to comply with this provision of the Dutch Code.

The Dutch Code provides that severance payments to an executive director in the event of his or her dismissal may not generally exceed one year’s salary. We may, in order to attract skillful and experienced executive directors in a competitive international recruiting environment, enter into agreements with executive directors providing for severance pay in excess of that prescribed by the Dutch Code. Severance payments under the employment agreements of Professor Amnon Shashua and Mr. Ziv Aviram may under some circumstances exceed one year’s salary.

The Dutch Code provides that an executive director may not serve as a non-executive director of more than two listed companies. We expect generally to comply with this provision. However, we reserve the right to allow our executive directors to serve on additional boards as non-executive members where appropriate under the circumstances and where approved in advance by our Nominating and Corporate Governance Committee. An exception to this provision of the Dutch Code could, for example, be appropriate where we might realize benefits from business opportunities that could arise from our executive directors’ service as a non-executive director of another listed company.

Our board of directors has not appointed a Vice-Chairman. Vice-Chairmen are a feature of a large board where members have a varied background and communication may be difficult. Our board of directors is not large and consists of members with extensive knowledge of our business. We have therefore elected not to comply with this provision of the Dutch Code.

We have chosen not to include all aspects of our compliance with the Dutch Code as a non-voting discussion item at our annual shareholder meetings, as suggested by the Dutch Code. We believe that our annual Dutch statutory accounts contain adequate and sufficient disclosure to shareholders concerning compliance with the Dutch Code. There is therefore in our view no need for further non-binding discussion of this item at shareholder meetings.

The following disclosures are provided pursuant to various provisions of the Dutch Code.

•	The board of directors periodically evaluates its performance, and that of its individual members and committees, by means of discussions among the relevant parties involved concerning the functioning of the board, and each of its individual directors and committees, in light of the Company’s corporate governance guidelines and other relevant performance standards.

•	The non-executive directors discuss at least once a year the strategy and principal risks associated with the Company’s business, as well as the results of management’s evaluation of the design and execution of the Company’s risk management and any planned material changes to that.

•	The Audit Committee of the board of directors met 6 times during 2016. At these meetings the Audit Committee discussed, among other things, the Company’s U.S. GAAP quarterly financial reports, the Company’s U.S. GAAP and IFRS annual financial statements, including SOX compliance, the Company’s filings with the SEC, the performance of the Company’s external auditors and the Committee’s recommendation as to the reappointment of such external auditors, the performance of our internal audit function and the approval of related party transactions as provided in the Company’s Related Party Transaction Policy.

•	During 2016 the Compensation Committee met 8 times. At these meetings the Compensation Committee discussed the grant of awards under the Company’s equity incentive plan and the specific compensation package of our Founders and our other executive officers and directors, including the grant of options to our Founders as described at “Compensation of Directors and Officers —2016 Individual Compensation of Directors — Options” below.

•	During 2016 our Nominating and Corporate Governance Committee held 5 meetings. At these meetings the Nominating and Corporate Governance Committee discussed the renomination of directors and corporate governance matters generally.

•	None of our directors were frequently absent from Board or committee meetings during the year 2016.

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Directors

Set forth below is information concerning the directors of the Company as of April 1, 2017. The business address for each of our directors and executive officers is c/o Mobileye N.V., Har Hotzvim, 13 Hartom Street, P.O. Box 45157, Jerusalem 9777513, Israel. See “Board of Directors — Election, Removal and Suspension of Directors.”

Name	Age	Position
Professor Amnon Shashua(1)(8)	57	Co-founder, Chief Technology Officer, Chairman and Executive Director
Ziv Aviram(1)(8)	58	Co-founder, President, Chief Executive Officer and Executive Director
Eli Barkat(2)(3)(5)(7)	53	Non-executive Director
Eyal Desheh(2)(3)(4)(6)	64	Non-executive Director
Peter Seth Neustadter(2)(3)(4)(6)	68	Non-executive Director and Presiding Director
Tomaso A. Poggio(2)(5)(7)	69	Non-executive Director
Judith Richter(2)(4)(5)(7)	69	Non-executive Director

(1)	Executive director

(2)	Independent director under NYSE rules

(3)	Member of our Audit Committee

(4)	Member of our Compensation Committee

(5)	Member of our Nominating and Corporate Governance Committee

(6)	Term of office expires in 2019

(7)	Term of office expires in 2017

(8)	Term of office expires in 2018

All of our directors are Israeli citizens, except that Peter Seth Neustadter and Tomaso A. Poggio are United States citizens.

Backgrounds of Directors

Professor Amnon Shashua is our co-Founder, Chief Technology Officer, Chairman and a director, and former Chairman of our supervisory board. Professor Shashua holds the Sachs Chair in computer science at the Hebrew University of Jerusalem. His field of expertise is computer vision and machine learning. He received the MARR Prize Honorable Mention in 2001, the Kaye Innovation Award in 2004, and the Landau Award in Exact Sciences in 2005. He is the co-founder in 2010, Chief Technology Officer and Chairman of OrCam, an Israeli company that recently launched an assistive product for the visually impaired based on advanced computerized visual interpretation capabilities.

Ziv Aviram is our co-Founder, President, Chief Executive Officer and a director. Mr. Aviram is also co-founder in 2010, President and Chief Executive Officer of OrCam. Prior to founding Mobileye, he was the chief executive officer of three private Israeli companies, all leaders in their fields (Keter — Retail Chain, Gali — Retail Chain, Attrakzia). In all three cases, Mr. Aviram led the companies from loss to profit by restructuring the organization appropriately. He earned a B.A. in Industrial Engineering and Management from Ben-Gurion University in 1984.

Eli Barkat was elected to our board of directors as a non-executive director effective July 2014, immediately prior to our IPO. In 1998, Mr. Barkat co-founded BRM Group (formerly BRM Technologies), which is a private investment fund that invests in high-tech and financial markets. Mr. Barkat serves as Chairman of BRM Group, Chairman of MEITAV-DS Investments, Ltd. and as a director of GigaSpaces Technologies Playscape, Logdog and Nsof. Mr. Barkat holds a B.Sc. in Computer Science and Mathematics from the Hebrew University.

Eyal Desheh is a non-executive director and was a member of our supervisory board from November 2012 until the supervisory board was disbanded on July 10, 2014, when he became a member of our current board of directors. Mr. Desheh served as Deputy Chief Financial Officer of Teva Pharmaceutical Industries (NYSE:TEVA) (“Teva”), an

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international pharmaceutical company that produces generic and specialty medicines, from 1989 to 1996, as Teva’s Chief Financial Officer from 2008 to 2012, as Teva’s Group Executive Vice President from 2012 to 2013, and as Teva’s acting President and CEO from October 2013 to February 2014. In February 2014, Mr. Desheh resumed his role as Teva’s Chief Financial Officer. Mr. Desheh also served as Chief Financial Officer of Scitex Ltd., a printing equipment manufacturer, from 1996 to 2000 and as Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd., an international provider of information technology security products, between 2000 and 2008. Mr. Desheh received a B.A. in Economics in 1978 and an M.B.A. in Finance in 1981, both from the Hebrew University.

Peter Seth Neustadter is a non-executive director and our Presiding Director and was a member of our supervisory board from 2009 until the supervisory board was disbanded on July 10, 2014, when he became a member of our current board of directors. Mr. Neustadter is President and Managing Director of IAT Automotive Inc. and IAT Holdings LLC, respectively, which invest in innovative technologies in the automotive industry (including Mobileye). From 1982 to 1996, Mr. Neustadter was President of Durawool Inc., one of the world’s largest manufacturers and suppliers of friction materials to the automotive industry. Since 1994, Mr. Neustadter has been President and Chairman of Zhuhai Dazheng Metal Fiber Co. Ltd Zhuhai China, a major producer of metallic friction materials. Mr. Neustadter received his B.A. in Economics from Brooklyn College.

Tomaso A. Poggio was elected to our board of directors as a non-executive director effective in July 2014, immediately prior to our IPO. Since 2013, Professor Poggio has been Director of the Center for Brains, Minds, and Machines at the Massachusetts Institute of Technology (“MIT”). Since 1982, Professor Poggio has been a professor at MIT in the Department of Brain & Cognitive Sciences, Computer Science & Artificial Intelligence Laboratory and since 2000 also in the McGovern Institute for Brain Research. A former Corporate Fellow of Thinking Machines Corporation, Professor Poggio was a director of PHZ Capital Partners, Inc. and was involved in starting, or investing in, several other high-tech companies, including Arris Pharmaceutical Corp., DigitalPersona, Inc. and DeepMind. Professor Poggio holds a Ph.D in Theoretical Physics from the University of Genoa.

Judith Richter was elected to our board of directors as a non-executive director effective in July 2014, immediately prior to our IPO. In 1993, Dr. Richter founded Medinol Ltd., a global medical device company based in Israel, and since then has served as Medinol Ltd.’s Chief Executive Officer. In 1992, Dr. Richter founded Medcon Ltd., a global provider of web-based cardiac imaging and information management, and served as its Chief Executive Officer through 1993, and then as a member of its board of directors. From 1994 to 2000, Dr. Richter served on the board of directors of Bezeq Ltd., Israel’s leading telecommunications company. During this period, Dr. Richter also served on the board of directors of Emital, an international subsidiary of Bezeq Ltd. in Hungary. Dr. Richter has been a member of the Executive Committee of the Hebrew University in Jerusalem since 2006. Dr. Richter was also a faculty member at Tel-Aviv University’s Graduate School of Business Administration from 1984 to 1993. Dr. Richter holds a Ph.D in Organizational Psychology from Boston University and an M.A. from the Hebrew University in Jerusalem.

Compensation of Non-Executive Directors

Our general meeting of shareholders, acting pursuant to a proposal by our board of directors, determines the compensation of our non-executive directors. In July 2014, our general meeting of shareholders adopted a resolution approving annual compensation to our non-executive directors of  $50,000 in cash and a grant of options for 50,000 shares at the IPO price. These options were granted on September 7, 2014, with a five-year vesting schedule. For the year ended December 31, 2016, we recognized total compensation (including share-based compensation) of  $23 thousand to Mr. Desheh and $350 thousand to each of the other non-executive directors.

Compensation of Directors and Officers

The compensation of our executive directors is determined by our board of directors as a whole, within the general framework of those principles contained in our compensation policy for directors, as adopted from time to time by our general meeting of shareholders. Prior to our IPO, our general meeting of shareholders approved a compensation policy for our executive directors, containing the following general principles:

•	The objective in establishing the compensation policy for our executive directors is to provide a compensation package that is aligned with our strategic goals and that enables us to attract, motivate and retain highly qualified professionals.

•	Executive directors’ performance targets may be determined and assessed annually by our Compensation Committee.

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•	The compensation package for our executive directors will be benchmarked on a regular basis against other Israeli high-growth companies in the software technology industry.

•	In addition to base salary and bonuses, our executive directors may be entitled to other benefits as described generally under “Additional Benefits” and “Equity Incentive Plans.”

The compensation policy as approved by shareholders was applicable during the year 2016 and will also be applicable for all future years, unless and until it is modified by shareholders.

The compensation policy for our executive directors may be amended in the future by our general meeting of shareholders, acting pursuant to a proposal by our board of directors. The compensation policy for our executive directors will also apply in general terms to the compensation of our other executive officers.

Our executive directors will not participate in any board discussion relating to the determination of executive director compensation or to proposed amendments to our compensation policy for executive directors.

Aggregate 2016 Compensation of Directors and Executive Officers

For the year ended December 31, 2016, our executive officers, including our Founders, received aggregate cash compensation of  $1.9 million. In addition, in 2016, (i) we granted share options exercisable for an aggregate of 4,307,400 ordinary shares to our executive officers, including the grant of options to our Founders as described more fully below under “2016 Individual Compensation of Directors — Options ” and (ii) 5,577 RSUs were granted to an executive officer other than our Founders, which are subject to immediate vesting. See also “Employment Agreements” and “Equity Incentive Plans.” As of December 31, 2016, no amount was reserved for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers.

2016 Individual Compensation of Directors

Cash Compensation

Professor Amnon Shashua and Mr. Ziv Aviram received the following compensation (excluding stock-based compensation) from us during the year 2016. Professor Shashua and Mr. Aviram did not receive any compensation as such for serving on our board of directors. The figures set forth in the table below thus reflect solely the compensation received by them from MVT for their services as employees of MVT during the relevant period. The table does not include any amounts paid to reimburse Professor Shashua or Mr. Aviram for costs incurred by them in providing services.

NON-STOCK-BASED COMPENSATION OF AMNON SHASHUA AND ZIV AVIRAM, January 1, 2016-December 31, 2016 (United States Dollars – in thousands)
Name of Director	Base Salary	Bonus	Profit- Sharing	Pension Contribution and Other Social Benefits	TOTAL
Amnon Shashua	$125	0	0	$100	$225
Ziv Aviram	$125	0	0	$194	$319

For the period between January 1, 2016 and December 31, 2016 we paid $50,000 to each of our non-executive directors for service on our board of directors, as per the 2014 shareholders resolution establishing such compensation. See “Compensation of Non-Executive Directors” above.

Options

As of December 31, 2016, Professor Amnon Shashua and Mr. Ziv Aviram held fully vested options for 2,250,000 shares each at an exercise price of $ 3.70 per share, expiring March 1, 2020, which were granted prior to January 1, 2016; fully vested options for 5,875,000 and for 5,625,000 shares, respectively, at an exercise price of $ 6.98 per share, expiring January 13, 2021, which were granted prior to January 1, 2016; options for 2,200,000 shares each at an exercise price of $ 57.58 per share (the “2015 Options”), which were granted on September 6, 2015 and one-third of which options (733,333 shares for each Founder) were fully vested as of December 31, 2016; and options for 2,000,000 shares each at an exercise price of $46.881 per share (the “2016 Options”), which were granted on August 15, 2016. The remaining unvested 2015 Options will vest over a two-year period ending September 6, 2018, with one-half of the remaining

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unvested 2015 Options vesting on September 6 of each year beginning with the year 2017. The 2016 Options will vest over a four-year period ending August 15, 2020 with one-fourth of the 2016 Options vesting on August 15 of each year.

In connection with the Intel Acquisition, Professor Shashua has agreed with Intel to delayed vesting of certain of his options after we become a wholly-owned subsidiary of Intel or of an affiliate of Intel, subject to certain exceptions in the case of termination of his employment other than for cause and in the case of deemed dismissal.

As of December 31, 2016 Eyal Desheh held options for 100,000 shares at an exercise price of EUR 0.01 per share, expiring January 7, 2020. These options became fully vested as of March 31, 2017.

In addition, each other person currently serving as a non-executive director of the Company held on December 31, 2016 options for 50,000 shares at an exercise price of $25.00 per share (the initial offering price to the public of the Company’s shares in the Company’s IPO), with a five-year vesting schedule ending on September 7, 2021. The grant of these options to non-executive directors other than Eyal Desheh was made pursuant to the resolution of the general meeting of shareholders described at “Compensation of Non-Executive Directors” above.

During 2016, no new equity grants were made to, or held or exercised by, directors or members of the board during the relevant individual’s term of service as a director, except as described above.

No loans were made by the Company to any directors during the year 2016. In addition, the Company did not make any severance payments to any director during the course of the year 2016.

Total Compensation Costs for Executive Directors

The following table presents the total costs to us (in thousands of dollars) of all compensation we paid to our executive directors for the year ended December 31, 2016. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Base salary	Pension Contribution and Other Social Benefits	Cost of Share – Based Compensation	TOTAL
Amnon Shashua	$125	$100	$23,984	$24,209
Ziv Aviram	$125	$194	$23,976	$24,295

Substantially all of the total amount of the above compensation costs for executive directors reflects expenses recorded with respect to approximately 16,050,000 options held by our Founders as described above. These amounts do not reflect the actual economic value realized by the executive director.

Employment Agreements

Professor Shashua and Mr. Aviram have employment agreements with MVT with a term of five years beginning August 1, 2014. Nevertheless, these agreements are terminable by either party by two months’ prior notice, including during the five year term, except under the circumstances described below. Pursuant to his agreement, Professor Shashua is permitted to spend up to 50 hours per month on teaching and graduate student supervision at the Hebrew University and on business activities unrelated to us, such as OrCam, so long as such activities do not involve companies in businesses substantially similar to our business. Pursuant to his agreement, Mr. Aviram will be permitted to spend up to 20 hours per month on business activities unrelated to us, such as OrCam, so long as such activities do not involve companies in businesses substantially similar to our business. The agreements provide for termination for “cause,” which is defined as (i) material failure to carry out or comply with any lawful and reasonable directive of our board of directors consistent with the terms of the agreement, or willful failure to substantially perform the employee’s duties and responsibilities under the agreement that, in either case, is not promptly remedied within 30 days after we give written notice specifying such failure or breach; and (ii) conviction for a felony, which conviction is not subject to any further right of appeal. If either Professor Shashua’s or Mr. Aviram’s employment is terminated (either by the Company or by him in circumstances of a Deemed Dismissal (as defined in the agreement)) as a result of Change of Control, he will be entitled to receive his monthly compensation for the greater of   (i) a period of 12 months following such date of termination; or (ii) the remaining period from the date of termination until the expiration of the initial term of the agreement. For purposes of the agreements, “Change of Control” means the sale of all or substantially all of the assets of MVT or Mobileye N.V.; any merger, consolidation or acquisition of MVT or Mobileye N.V. with, by or into another corporation, entity or person; or any change in the ownership of more than 50% of the voting capital stock of MVT or Mobileye N.V. in one or more related

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transactions, in each case excluding any such transaction entered into primarily for the purpose of an internal reorganization and which does not result in any material change in the ultimate beneficial ownership of MVT or Mobileye N.V. The Intel Acquisition would, if consummated, qualify as a “Change of Control” within the meaning of this definition. If the employment of either Professor Shashua or Mr. Aviram is terminated for any reason other than cause, all his unvested options shall vest and be immediately exercisable. Each of Professor Shashua and Mr. Aviram has also agreed to customary non-competition and non-solicitation provisions during the term of the agreements and for 18 months after termination of their employment for any reason. Professor Shashua has, in connection with the Intel Acquisition, agreed to certain additional non-competition provisions with Intel, which would be applicable following the consummation of the Intel Acquisition. Professor Shashua’s and Mr. Aviram’s employment with MVT are governed by Israeli law.

Indemnification, Exculpation and Insurance

Our articles of association provide for indemnification by us of all present and former directors, officers, employees and agents, as well as any person acting at our request as a director, officer, employee or trustee of another entity, against liabilities, costs and expenses incurred by them in connection with the performance of their duties as directors, officers, employees or trustees of the Company or such other entities, provided they acted in good faith and in a manner that they reasonably believed to be in or not opposed to our best interests and, in respect of indemnification for liabilities arising from a criminal procedure, had no grounds for believing that their conduct was unlawful. There is no entitlement to indemnification to the extent that a court of competent jurisdiction determines, in a final, non-appealable judgment, that any person seeking indemnification has been guilty of willful misconduct or gross negligence in respect of the matter for which such person is seeking indemnification, unless the court determines that indemnification is nevertheless proper in the circumstances. Indemnification is not available under Dutch law with respect to liability arising under certain mandatory provisions of Dutch law.

Persons entitled to indemnification may receive payment in advance of legal and other expenses incurred by them in defending actions in respect of which they may be entitled to indemnification, subject to their providing us with an undertaking to refund any amount in respect of which a court of competent jurisdiction by a final, non-appealable judgment determines that the relevant director or officer is not entitled to indemnification.

In addition to these indemnification provisions in our articles of association, we have entered into agreements to indemnify members of our board of directors and our executive officers against expenses and liabilities to the fullest extent permitted by law. These agreements also provide, subject to certain exceptions, for indemnification for related expenses including, among others, attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by any of these individuals in any action or proceeding. In addition to such indemnification, we maintain directors’ and officers’ liability insurance.

Our articles of association provide that directors are not personally liable to us for breaches of their duties as directors, other than for (i) violation of the duty of loyalty owed to us or our shareholders, (ii) transactions from which the director derives an improper personal benefit, (iii) willful misconduct or deliberate violation of law or (iv) liability arising under mandatory provisions of Dutch law.

In the Purchase Agreement Intel has agreed, subject to certain exceptions, that it will cause our directors’ and officers’ liability insurance, and all of our indemnification arrangements with executive officers and directors, to remain in place for a period of 6 years from the date of consummation of the Intel Acquisition.

Insofar as indemnification of liabilities arising under the United States Securities Act of 1933, as amended (the “Securities Act”), may be permitted to members of our board of directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Equity Incentive Plans

We have two equity compensation plans whereby equity awards may be granted to employees and non-employee service providers.

•	Our 2003 Share Option Plan (the “2003 Plan”) provides only for the grant of stock options. In May 2014, our supervisory board increased the pool of options to be available under the 2003 Plan to up to 18% of the issued and outstanding shares of the Company. As of December 31, 2016, options to purchase approximately 19.6 million ordinary shares were outstanding under the 2003 Plan, of which options to purchase 18.2 million ordinary shares were

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vested as of that date, and all such outstanding options had a weighted average exercise price of $6.37 per share. The Company does not expect to grant additional options under the 2003 Plan.

•	In December 2014, our board of directors approved the 2014 Equity Incentive Plan (the “2014 Plan”), which provides for grants of stock options, restricted shares and restricted share units (“RSUs”), and which became effective in January 2015. The maximum number of shares issuable pursuant to the 2014 Plan is 11.8 million. Through December 31, 2014, only options to acquire ordinary shares were issued pursuant to our equity incentive plans. As of December 31, 2016, options to purchase approximately 9.3 million ordinary shares were outstanding under the 2014 Plan, of which options to purchase 1.6 million ordinary shares were vested as of that date, and all such outstanding options had a weighted average exercise price of $51.06 per share. As of December 31, 2016, 326,287 RSUs were outstanding under the 2014 Plan, and all such outstanding RSUs had a weighted average grant date fair value of $40.01.

All shares issued under our equity incentive plan during the year 2016, and all shares to be issued under our equity incentive plan during the foreseeable future, were or will be (unless and until the Company establishes a share repurchase program, at which time the Company may elect to use treasury shares to satisfy its obligations under the equity incentive plans), newly issued shares rather than treasury shares. All awards to date under our equity incentive plan vest over time, and/or are immediately exercisable, without being subject to any performance criteria (other than continuing employment, to the extent described below).

2003 Plan. Our 2003 Plan was approved and adopted by our supervisory board in January 2004. In December 2013, the supervisory board extended the original ten-year term of the 2003 Plan by another ten years so that it will expire in January 2024. There is also an Israeli Appendix for option holders who are residents of Israel. The 2003 Plan provides for the grant of options to our and our subsidiaries’ directors, employees, officers, advisors and consultants. In connection with the extension of the 2003 Plan in December 2013, all then outstanding 6,136,175 options that were scheduled to expire before December 31, 2014 had their terms extended until December 31, 2016.

The 2003 Plan is administered by our board of directors or our Compensation Committee, which determines, subject to Israeli and Dutch law, the grantees of awards and various terms of the grant. The 2003 Plan provides for granting options in compliance with Section 102 of the Ordinance. Options granted under the 2003 Plan to Israeli employees have been granted under the capital gains track of Section 102 of the Ordinance. In order to comply with the terms of the capital gains track, all options that have been granted under the 2003 Plan pursuant and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options, such as a result of a share dividend or share split, are granted to a trustee for the benefit of the relevant employee, director or officer and are held by the trustee for at least two years after the date of grant.

Options granted under the 2003 Plan are exercisable at such times and under such conditions as are determined by our board of directors or Compensation Committee. Unless a shorter term is set by our board of directors or Compensation Committee with respect to a specific award, options expire 10 years from the grant date. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options terminate on the date of such termination, unless otherwise determined by the Compensation Committee. If a grantee’s employment or service terminates due to death or disability, the grantee’s vested options may be exercised by the grantee, the grantee’s legal guardian or the grantee’s estate (as the case may be), for 12 months following the death or disability. If a grantee’s service or other relationship to our company terminates for any other reason, the grantee may exercise his or her vested options within one month after the date of such termination (or such different period as our Compensation Committee shall prescribe), unless earlier terminated in accordance with an agreement between the Company and the grantee. In addition to the shares reserved under the 2003 Plan, any options granted under the 2003 Plan that are terminated or forfeited for any reason without having been exercised, return to the pool under the 2003 Plan and enlarge the reserved shares under the 2003 Plan.

In the event of our merger or consolidation, or sale of all or substantially all of our shares or assets, then, without the consent of the option holder, each outstanding option shall be assumed or an equivalent option substituted by the successor company or an affiliate of the successor company. In the event that the successor company refuses to assume or substitute outstanding options, all unvested options will automatically expire, unless our board of directors or Compensation Committee determines otherwise with respect to certain options. In that case, our board of directors or Compensation Committee will notify the option holder that the option will be fully exercisable for a period of 15 days from the date of such notice and will terminate upon the expiration of such period.

2014 Plan. Our 2014 Plan was approved by our board of directors in December 2014 and became effective in January 2015. The 2014 Plan also includes an Israeli Appendix for grantees who are residents of Israel and, as of the

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general meeting of shareholders held in the year 2016, Appendix B was added to the 2014 Plan for grantees who are residents of the United States. The 2014 Plan will remain in effect until suspended or terminated by our board of directors.

The 2014 Plan will be administered by our board of directors or our Compensation Committee, which determines, subject to Israeli and Dutch law, the grantees of awards and various terms of the grant. The 2014 Plan authorizes grants of options, restricted shares and RSUs.

Options granted under the 2014 Plan will be exercisable at such times and under such conditions as are determined by our board of directors or Compensation Committee. Unless a shorter term is set by our board of directors or Compensation Committee with respect to a specific award, options will expire seven years from the grant date. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options issued under the 2014 Plan terminate on the date of such termination. If a grantee’s employment or service terminates due to death or disability, the grantee’s vested options may be exercised by him or her, or by his or her estate (as the case may be), for 12 months following death or disability (but not later than the end of the expiration term as set in the award agreement). If a grantee’s service or other relationship to our company terminates for any other reason, the grantee may exercise his or her vested options within 30 days after the date of such termination (or such different period as our Compensation Committee shall prescribe), unless earlier terminated in accordance with an agreement between the Company and the grantee. In addition to the shares reserved under the 2014 Plan, any options granted under the 2014 Plan that are terminated or forfeited for any reason without having been exercised, return to the pool under the 2014 Plan and enlarge the reserved shares under the 2014 Plan.

Under the 2014 Plan the award agreements for the grant of restricted shares will specify the number of shares, vesting conditions, if any, and other restrictions, if any, on the restricted shares. Other restrictions could include those based upon continued employment or service and the achievement of specific performance objectives. We may elect to have the restricted shares held through an escrow agent until all restrictions, if any, have lapsed. Upon the issuance of restricted shares, the award recipient must pay us in cash an amount equal to not less than the aggregate nominal value of the ordinary shares being issued. Generally, restricted shares may not be sold, transferred, pledged, assigned or otherwise alienated until the end of the applicable vesting period, if any. Unless otherwise provided by the board of directors or the Compensation Committee, the award recipient is entitled to full voting rights and to receive all dividends and other distributions paid with respect to the restricted shares (with such dividends and distributions subject to the same restrictions on transferability and forfeiture as the relevant restricted shares, unless otherwise provided in the award agreement).

An RSU is a bookkeeping entry representing an amount equal to the Fair Market Value (as defined in the 2014 Plan) of one ordinary share on the date of grant. Under the 2014 Plan, the award agreements for the grant of RSUs will specify the number of shares, vesting conditions, if any, and other restrictions, if any, on the restricted shares. Other restrictions could include those based upon continued employment or service and the achievement of specific performance objectives. Upon meeting the applicable vesting criteria, the award recipient must pay us an amount equal to not less than the aggregate nominal value of the ordinary shares being issued and the award recipient is entitled to receive a payout determined by the board of directors or the Compensation Committee, whether in cash, ordinary shares or a combination of both. Unlike restricted shares, holders of RSUs have no voting rights or entitlements to dividends and other distributions; provided, however, that an Award Agreement may provide that the holder will receive dividend equivalents, which would be credited as additional RSUs subject to the same vesting and other restrictions.

The Israeli Appendix to the 2014 Plan provides for granting options, restricted shares and RSUs in compliance with Section 102 of the Ordinance. If awards under the 2014 Plan to Israeli employees are granted under the capital gains track of Section 102 of the Ordinance, in order to comply with the terms of the capital gains track, those awards, as well as the shares issued upon exercise of those awards and other shares received subsequently following any realization of rights with respect to such awards, such as a result of a share dividend or share split, are expected to be granted to a trustee for the benefit of the relevant employee, director or officer and held by the trustee for at least two years after the date of grant.

Appendix B to the 2014 Plan authorizes the grant under the 2014 Plan to certain employees of the Company of options intended to qualify as incentive stock options (“ISOs”) for purposes of United States tax law. Only employees of the Company and its affiliates who are subject to income taxation by the United States are eligible to receive grants of ISOs under Appendix B, in the sole and absolute discretion of the Compensation Committee. As provided generally in the 2014 Plan, no ISO may have a term of more than seven years from the date of grant. In addition, ISOs granted to owners of 10% or more of the Company’s issued and outstanding shares, as determined in accordance with relevant attribution rules of the United States Internal Revenue Code of 1986, as amended (a “10% Owner”), may not have a term in excess of five years from the date of grant. The exercise price per share for ISOs

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granted under Appendix B may generally not be less than the fair market value of the Company’s shares as of the date of grant, based on such shares’ trading price on the date of grant. Furthermore, the exercise price per share of any ISO granted to a 10% Owner may generally not be less than 110% of the fair market value of the Company’s shares as of the date of grant. ISOs will vest in accordance with the terms of the relevant award agreement granting the ISO, subject to the general provisions of the 2014 Plan relating to vesting.

In the event of a merger of the Company with or into another company or other entity, or a demerger of the Company, or a Change in Control, each outstanding award under the 2014 Plan will be treated as the board of directors or the Compensation Committee determines, subject to certain minimum requirements as set forth in the 2014 Plan, and the Company will not be required to treat all awards similarly in the transaction. For purposes of the 2014 Plan, a “Change in Control” means the occurrence of any of the following events:

i.	A change in our ownership, which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of our shares that, together with the shares previously held by such Person, constitutes more than 50% of the total voting power of our issued and outstanding shares; provided, however, that for purposes of this clause (i), (1) the acquisition of beneficial ownership of additional shares by any one Person who is considered to already beneficially own more than 50% of the total voting power of our issued and outstanding shares will not be considered a Change in Control; and (2) if our shareholders immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of our shares immediately prior to the change in ownership, direct or indirect beneficial ownership of 50% or more of the total voting power of our issued and outstanding shares, such event shall not be considered a Change in Control under this clause (i). For this purpose, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more companies or other business entities which own shares in the Company, either directly or through one or more subsidiary companies or other business entities;

ii.	A change in our effective control, which occurs on the date that a majority of the members of our board of directors is replaced during any 12-month period by directors whose election is not endorsed by a majority of the members of our board of directors prior to the date of the election; or

iii.	A change in the ownership of a substantial portion of our assets, which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from us that have a total gross fair market value equal to 50% or more of the total gross fair market value of all of our assets immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), a transfer to an entity that is controlled, directly or indirectly, by our shareholders immediately after the transfer will not constitute a change in the ownership of a substantial portion of our assets; for purposes of this subsection (iii), gross fair market value means the value of our assets, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For information regarding option and RSU grants and exercises during the year 2016, see Note 11 to our audited consolidated financial statements included elsewhere in this Annual Report.

Effect of Intel Acquisition. Under the Purchase Agreement relating to the Intel Acquisition, all outstanding vested equity incentive awards, and certain unvested equity incentive awards whose vesting would be accelerated (as has been agreed between us and Intel), would, upon consummation of the Intel Acquisition, be terminated and replaced by an immediate cash payment, based on the value of the terminated equity incentive award compared to the Offer Consideration, while all other outstanding equity incentive awards would be replaced by awards for shares of Intel, having substantially the same economic and other terms as the awards that are replaced.

Additional Benefits

As is customary in Israel, we provide automobiles for our executive officers. In addition, our executive officers participate in customary benefit plans available to all of our Israeli-based employees.

Board of Directors

Our board of directors consists of seven directors, less than a majority of whom are citizens or residents of the United States.

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Responsibilities of Executive and Non-Executive Directors

We have a one-tier board structure, consisting of executive directors and non-executive directors.

Our executive directors are responsible for our day-to-day management, in accordance with the policies adopted from time to time by our board of directors as a whole. The executive directors must comply with any specific instructions given to them by the board as a whole. Our board of directors as a whole determines our policies with respect to the following matters:

•	our long- and short-term operational and financial goals and the strategy to be followed in reaching those goals;

•	matters of corporate responsibility;

•	selecting, regularly evaluating the performance of, and approving the compensation of, our senior executives;

•	general oversight with respect to the conduct of our business, with a view to evaluating whether the business is properly managed;

•	general oversight with respect to the process for maintaining the integrity of our financial statements and other public disclosures, and with respect to compliance with law and ethics;

•	monitoring the effectiveness of the governance practices under which the board and executive officers operate and making or proposing changes in those governance practices;

•	compliance with relevant laws and regulations;

•	shareholder and investor relations; and

•	such other matters as the board may from time to time determine.

In making decisions our board of directors is required by Dutch law to take into account not only the interests of shareholders, but also of all other persons having an interest in us, including employees, creditors and persons with whom we have business dealings.

Our non-executive directors supervise the conduct of our business by our executive directors and provide general advice to our executive directors. Non-executive directors are not involved in our day-to-day management except in relation to those matters specifically assigned to the non-executive directors or the board as a whole pursuant to Dutch law, our articles of association or the rules and regulations of our board of directors.

Only our executive directors are authorized to represent us by signing contracts or entering into other dealings with third parties. However, all material contracts and other material actions to be taken by the executive directors (e.g., material litigation) will be subject to prior approval of the board as a whole.

Our board of directors appoints a Presiding Director (voorzitter) from among its members. The Presiding Director, who must be a non-executive director, will not have a casting (or tie-breaking) vote. The Presiding Director of our board of directors is Peter Seth Neustadter.

Resolutions of the board must be adopted by an absolute majority of the votes cast. Each director is entitled to one vote. Executive directors will not participate in the decision-making and votes concerning the determination of the compensation of executive directors.

Election, Removal and Suspension of Directors

Our board of directors consists of five non-executive directors and two executive directors, Professor Shashua and Mr. Aviram. Any change in the number of our executive or non-executive directors, or in the total number of members of our board of directors, must be approved by a resolution of our board of directors, including the affirmative vote of a majority of the executive directors and a majority of the non-executive directors.

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Approximately one-third of our board of directors will be elected annually. Directors will generally be elected for a three-year term expiring at the end of the annual general meeting of shareholders held in the third year following their election. The current terms of office of Messrs. Tomaso Poggio and Eli Barkat and Dr. Judith Richter will expire at the end of our annual general meeting of shareholders held in 2017 while the current terms of office of Messrs. Shashua and Aviram will expire at the end of our annual general meeting of shareholders held in 2018 and the current terms of office of Messrs. Desheh and Neustadter will expire at the end of our annual general meeting of shareholders held in the year 2019. Upon any increase or decrease in the number of directors, or in the case of an election of a new director to fill a vacancy created by a director not completing his or her term of office, the newly elected board member may be elected for a shorter or longer term of office than three years, so as to ensure that the terms of office of approximately one-third of the entire number of directors expire each year.

Our directors are elected by our general meeting of shareholders by a simple majority of the votes cast. Directors are designated as either executive directors or non-executive directors at the time of their election. Dutch law does not permit cumulative voting for directors. A director is not required to hold any of our shares by way of qualification.

Our general meeting of shareholders may only suspend or remove directors when two-thirds of the votes are cast in favor of the resolution for suspension or removal, provided that the votes cast in favor of the resolution represent more than 50% of all issued and outstanding shares.

Executive directors also may be suspended for a period of up to three months by a majority vote of the directors present or represented at a board meeting (excluding the executive director whose suspension is being proposed).

A suspension cannot last longer than three months. During this three-month period, if the general meeting of shareholders does not adopt a resolution removing the suspended director by a supermajority vote as described above, the suspended director will be reinstated.

Our articles of association do not provide any term limits for our directors, and our directors will not be required to retire upon reaching any specified age.

Substantially all of our directors will resign, effective as of the consummation of the Intel Acquisition, at which time they will be replaced by new directors designated by Intel.

Director Independence

As a foreign private issuer, we are not required to comply with NYSE rules that would otherwise require us to have independent directors on our board of directors, except to the extent that our Audit Committee is required to consist of independent directors. However, we will maintain compliance with the NYSE requirement that a majority of our board of directors be independent within the meaning of the NYSE listing standards. Our board of directors has determined that, under current NYSE listing standards regarding independence, and taking into account any applicable committee standards, only Professor Shashua and Mr. Aviram are not independent directors. The Dutch Code also requires that a majority of our board of directors consists of independent directors. Only Professor Shashua and Mr. Aviram are not independent directors within the meaning of the Dutch Code.

Board Committees

Audit Committee

Our Audit Committee consists of three directors independent under the NYSE requirements and the Dutch Code. Our Audit Committee consists of Mr. Desheh, Mr. Neustadter and Mr. Barkat. Mr. Desheh serves as the chairman of our Audit Committee. Our board of directors has determined that at least one member of the Audit Committee, Mr. Desheh, is an “audit committee financial expert” as defined by the SEC and a “financial expert” as that term is defined in the Dutch Code and also meets the additional criteria for independence of Audit Committee members set forth in Rule 10A-3(b)(1) under the Exchange Act.

The principal duties and responsibilities of our Audit Committee are to oversee and monitor the following:

•	our financial reporting process and internal control system;

•	the integrity of our consolidated financial statements;

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•	the independence, qualifications and performance of our independent registered public accounting firm;

•	the performance of our internal audit function;

•	our related party transactions; and

•	our compliance with legal, ethical and regulatory matters.

Under the Dutch Code, our Audit Committee also exercises general supervision and control over our policies in regard to tax planning, corporate finance and information technology.

Approval of Transactions with Related Parties

The approval of the Audit Committee is required for specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “Related Party Transactions — Related Party Transaction Policy.” In addition, under Dutch law any member of the Audit Committee who himself has a conflict of interest with respect to the matter as to which approval is being sought must refrain from participating in the decision-making process concerning, or casting any vote with respect to, any resolution relating to that matter.

Compensation Committee

Our Compensation Committee consists of Mr. Neustadter, Mr. Desheh and Dr. Richter. Mr. Neustadter serves as the chairman of the Compensation Committee.

The principal duties and responsibilities of the Compensation Committee are as follows:

•	to review, evaluate and make recommendations to the full board of directors regarding our compensation policies for our directors and executive officers and establish performance-based incentives that support our long-term goals, objectives and interests;

•	to review and approve the compensation programs and arrangements applicable to our directors and executive officers and the compensation of our non-executive directors and all employees who report directly to our executive directors and other members of our senior management other than executive directors;

•	to review and make recommendations to our board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•	to review, and recommend for approval by our board of directors and general meeting of shareholders, the compensation of, and reimbursement policies for, our non-executive directors;

•	to provide oversight concerning selection of officers, management succession planning, expense accounts, indemnification and insurance matters, and separation packages; and

•	to provide regular reports to our board of directors and take such other actions as are necessary and consistent with our articles of association.

Each designated member of our Compensation Committee is an “independent director” in accordance with the NYSE rules and the provisions of the Dutch Code, as affirmatively determined by our board of directors.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Mr. Barkat, Dr. Richter and Professor Poggio. Mr. Barkat serves as the chairman of the Nominating and Corporate Governance Committee. The principal duties and responsibilities of the Nominating and Corporate Governance Committee are as follows:

•	to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to our board of directors and for membership on committees of our board of directors; and

•	to make recommendations to our board of directors regarding board governance matters and practices.

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General Meeting of Shareholders

We must hold a general meeting of shareholders no later than June 30 of each year.

At our annual general meeting of shareholders, our shareholders will be able to discuss the annual report of our board of directors with respect to the general state of affairs of our company, adopt our annual Dutch statutory accounts, vote whether to grant discharge to directors and elect members to fill any vacancies on our board of directors.

Our board of directors will determine the items on the agenda for our shareholders meeting. In addition, any shareholders holding individually or in the aggregate more than 3% of our issued and outstanding shares may submit proposals for inclusion on the agenda of any shareholders meeting. Provided we receive such proposals no later than 60 days before a shareholders meeting, we must include such proposals on the agenda for the meeting.

An extraordinary general meeting of shareholders may be convened at any time by our board of directors. Shareholders representing alone or in aggregate at least 10% of our issued and outstanding share capital may also request the board to call an extraordinary general meeting of shareholders with an agenda as requested by the shareholders requesting the meeting. If our board of directors does not in response to such a request call an extraordinary general meeting to be held within six weeks from the date of our receipt of the request, the persons requesting the meeting may be authorized upon their request by a Dutch court in summary proceedings to convene an extraordinary general meeting with the agenda requested by them. The court will only grant such request if it finds that the persons requesting a shareholders meeting have a sufficiently strong interest in holding a meeting with the agenda requested by them to justify authorizing them to convene a shareholders meeting.

Each of our ordinary shares is entitled to one vote at each shareholders meeting. Shareholders may vote by proxy. We may not exercise voting rights with respect to any shares held by us or our subsidiaries.

Except as specifically otherwise stated in our articles of association, decisions of the general meeting of shareholders will be taken by an absolute majority of the votes cast at the meeting.

Under Dutch law, we may not take any of the following actions without the prior approval of our general meeting of shareholders:

•	Sell or otherwise dispose to a third party all or substantially all of our business;

•	Enter into or terminate any joint venture or similar long-term cooperative arrangement with third parties, including becoming or ceasing to be a general partner in a partnership, in each case if such arrangement or the termination thereof is material to us; and

•	Acquire (directly or through a subsidiary) shares in another company, or dispose of (directly or through a subsidiary) shares in a company, in each case having a value in excess of one-third of our assets as shown on our most recently adopted consolidated balance sheet included in our Dutch statutory accounts.

Our articles of association provide that the following actions may only be taken with the approval of two-thirds of the votes cast in a shareholders meeting representing more than 50% of our issued and outstanding shares (a “Supermajority Vote”):

•	Amendment of our articles of association;

•	Approval of a sale of all or substantially all of our business, as described above;

•	Approval of acquisitions of, or investments in, other companies required to be approved by shareholders that have a value equal to or exceeding 20% of our total market capitalization (as defined below);

•	Approval of joint ventures and divestitures required to be approved by shareholders (as described above);

•	Approval of a statutory merger or statutory demerger; and

•	Approval of liquidation or dissolution.

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Acquisitions of, or investments in, other companies that are required to be approved by shareholders and that have a value less than 20% of our total market capitalization can be approved by a simple majority of the votes cast at shareholders meetings and thus do not need to be approved by a Supermajority Vote.

“Total market capitalization” as of any date means, for purposes of determining whether a Supermajority Vote or a simple majority vote is required to approve a transaction as described above, (i) the total number of our issued and outstanding ordinary shares as of such date multiplied by (ii) the closing price of an ordinary share as of such date; and “closing price” of an ordinary share as of any date shall mean the average closing price of an ordinary share on the principal securities exchange or interdealer quotation system where our ordinary shares are then traded, during a period of up to 30 trading days prior to such date, which period shall be determined by our board of directors.

Our articles of association provide that none of the actions requiring shareholder approval listed above may be taken except pursuant to a proposal by our board of directors.

Shareholders meetings may be held only in the following places in The Netherlands: Amsterdam, The Hague, Rotterdam or Haarlemmermeer (Schiphol Airport).

We must mail notices of each shareholders meeting to all shareholders, at their addresses as shown in our shareholders register, not later than 15 days prior to the date of the meeting. We will also post a notice of each shareholders meeting on our website at the time the meeting is called.

Prior to any shareholders meeting, our board of directors may set a record date in order to determine the eligibility of shareholders to attend, and to vote at, the meeting. If our board elects to set a record date for a meeting, the record date must be exactly 28 days before the scheduled date of the meeting. In the absence of a record date for a meeting, any person who is a shareholder as of the date when the meeting is held may attend and vote at the meeting.

In order to exercise the right to attend our general meeting of shareholders, to address our general meeting of shareholders or to vote in person at our general meeting of shareholders, shareholders must provide us with written notice of their intention to attend the shareholders meeting by no later than the deadline specified in the notice convening the meeting.

Our general meeting of shareholders will be presided over by our Presiding Director. In the absence of the Presiding Director, one of our other non-executive directors will preside over the meeting.

Shareholder action by written consent without a meeting is not permitted by our articles of association.

Anti-takeover Provisions

Dutch law permits us to adopt protective measures against takeovers. We have adopted the following anti-takeover measures:

•	Our board of directors has been authorized for a period of five years ending July 10, 2019 to issue shares and grant rights to subscribe for shares, up to the amount of our authorized share capital, and to exclude pre-emptive rights with respect to the issuance of shares and the grant of the right to subscribe for shares.

•	Our articles of association provide that our shareholders may only suspend or remove the members of our board of directors when two-thirds of the votes are cast in favor of the resolution for suspension or removal, provided that the votes cast in favor of the resolution represent more than 50% of our issued share capital.

•	Our articles of association provide that only approximately one-third of our board of directors will be elected each year. The fact that not all of our directors are elected each year could have the effect of delaying the time when a hostile acquirer who acquires a controlling interest in our shares would be able to actually take control of us.

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Related Party Transactions

The following is a description of some of the transactions with related parties (i.e., directors and persons holding more than 10% of our issued and outstanding shares (“10%+ shareholders”)) to which we, or our subsidiaries, are party. The descriptions provided below are summaries and do not purport to be complete. A conflict of interest exists in all cases described below due to the fact that the Company is entering into a transaction with a director or 10%+ shareholder or one of their affiliates.

Company Founders Agreements

The Founders (Ziv Aviram and Professor Amnon Shashua) each entered into a Founders Agreement with us in connection with their original investment in us prior to our IPO (collectively, the “Founders Agreements”), pursuant to which each Founder agreed not to terminate his employment with us until the earlier of the third anniversary of the closing of our IPO (August 6, 2017), or an Acquisition (as defined below), and agreed not to compete with us or to solicit any of our employees, subject to customary exceptions. For purposes of the Founders Agreements, “Acquisition” means (i) the acquisition of Mobileye by one or more Persons (as defined therein) by means of a transaction or series of related transactions (including, without limitation, any merger or consolidation or recapitalization, but excluding any merger effected exclusively for the purpose of changing the domicile of Mobileye) unless Mobileye’s shareholders of record as constituted immediately prior to such transaction or series of transactions will, immediately after such transaction or series of transactions, hold a number of securities representing a majority of the voting power of the resulting or surviving entity, (ii) the sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of Mobileye, whether in a single transaction or in a series of related transactions, to Persons that are not wholly owned subsidiaries of Mobileye or (iii) the closing of the transfer (whether by merger, consolidation or otherwise, but excluding any merger effected exclusively for the purpose of changing the domicile of Mobileye and any transaction or series of related transactions the sole purpose of which is to create a holding company that is owned in substantially the same proportions by the persons who held Mobileye’s securities immediately prior to such transaction or series of related transactions), in a transaction or series of related transactions, to a person or group of affiliated persons, of Mobileye’s securities if, after such closing, such person or group of affiliated persons would hold a majority of the voting power of Mobileye. The Founders Agreements would cease to be applicable following the consummation of the Intel Acquisition.

Indemnification Agreement

See — “Indemnification, Exculpation and Insurance” above.

Relationship with OrCam Technologies Ltd.

In 2010, Professor Shashua and Mr. Aviram co-founded OrCam Technologies Ltd., an Israeli company that is developing artificial vision technology for the visually impaired and for other purposes. Professor Shashua is the Chairman of the Board and Chief Technology Officer, and Mr. Aviram is the President and Chief Executive Officer, of OrCam. Under their employment agreements with us, each of them has the right to spend a limited amount of time on other ventures, including OrCam. Other than Professor Shashua and Mr. Aviram, Mobileye and OrCam do not share any employees.

We sublease space in our Jerusalem facility to OrCam under a sublease agreement. The sublease agreement has been amended to increase the size of leased space and we expect additional amendments from time to time in the future. Each amendment has been approved by our Audit Committee in accordance with our Related Party Transaction Policy (described below). OrCam currently subleases 1,285 square meters (approximately 13,830 square feet) from us at our Jerusalem facility for monthly rent of  $29 per square meter inclusive of management and maintenance fees and payment by OrCam of certain other obligations, including insurance and municipal taxes. The current lease term expires on August 1, 2017 with automatic one-year renewals, provided that OrCam satisfies the renewal requirements. We believe the sublease terms are comparable to those that would have been reached in an arm’s-length negotiation.

Equity Award Plans

See “Equity Incentive Plans” above.

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Related Party Transaction Policy

Our board of directors has adopted certain written policies and procedures with respect to related party transactions. These policies and procedures require that certain transactions (other than transactions involving compensation) between us and any of our directors, executive officers or beneficial holders of more than 5% of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals, may be consummated only when we determine that the transaction is in, or is not inconsistent with, the best interests of our company and its stakeholders, including situations where we may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party. Whether a proposed transaction is on comparable terms to those available from an unrelated third party may be determined by, among other means, gathering publicly available information about the terms offered by third parties in similar transactions, soliciting offers from third parties or engaging independent experts to evaluate the terms offered by the related party.

Our policies and procedures with respect to related party transactions also apply to certain charitable contributions by us or our executive directors and executive officers and to the hiring of any members of the immediate family of any of our directors or executive officers as our permanent full-time employees. Approval or ratification of any transaction that requires approval or ratification under our policies concerning related party transactions must be obtained from our board of directors by a majority vote of the disinterested members thereof. A related party transaction can also be approved by a majority vote of the disinterested members of our Audit Committee. Directors having a conflict of interest in respect of a proposed transaction may not participate in the deliberation or decision-making with respect to that transaction. All directors are required to notify the board of directors immediately of all transactions involving a (potential) conflict of interest.

Transactions involving compensation of our executive directors must be approved by a disinterested vote of our non-executive directors. Transactions involving compensation of our non-executive directors must be approved at a general meeting of our shareholders. See “Compensation of Directors and Officers” above.

All related party transactions entered into by the Company during the year 2016 were approved in accordance with our Related Party Transaction Policy as described above. Our Related Party Transaction Policy as described above is fully compliant with the provisions of the Dutch Code relating to related party transactions between the Company, on the one hand, and our directors and 10%+ shareholders and their affiliates, on the other hand.

EVENTS SINCE DECEMBER 31, 2016

See above under “Business of the Company — History and Development of the Company” for a general description of the Intel Acquisition.

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Amsterdam, May 7, 2017

Amnon Shashua	Ziv Aviram
Chairman and Executive Director	Executive Director
Elected on July 10th 2014	Elected on July 10th 2014

Eyal Desheh	Peter Neustadter
Non-executive Director	Non-executive Director
Elected on July 10th 2014	Elected on July 10th 2014

Tomaso A. Poggio	Judith Richter
Non-executive Director	Non-executive Director
Elected on July 31st 2014	Elected on July 31st 2014

Eli Barkat
Non-executive Director
Elected on July 31st 2014

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MOBILEYE N.V.

CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
		2016	2015
	Note	U.S. dollars in thousands except per share data
REVENUES		$358,162	$240,872
COST OF REVENUES	7a	87,307	61,420
GROSS PROFIT		$270,855	$179,452
RESEARCH AND DEVELOPMENT, net	7a	64,018	42,834
SALES AND MARKETING	7a	17,190	12,722
GENERAL AND ADMINISTRATIVE	7a	67,143	45,463
OPERATING PROFIT		$122,504	$78,433
FINANCIAL INCOME	7b	5,136	2,877
FINANCE EXPENSES	7b	(807)	(1,030)
FINANCIAL INCOME (EXPENSES), net	7b	$4,329	$1,847
INCOME BEFORE TAXES ON INCOME		126,833	80,280
TAXES ON INCOME		(17,990)	(9,544)
NET INCOME ATTRIBUTED TO SHAREHOLDERS OF THE PARENT COMPANY		$108,843	$70,736
Basic earnings per share		$0.49	$0.33
Diluted earnings per share		$0.46	$0.30

The accompanying notes are an integral part of the consolidated financial statements.

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MOBILEYE N.V.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2016	2015
		U.S. dollars in thousands

NET INCOME		$108,843	$70,736
OTHER COMPREHENSIVE INCOME (LOSS):
Items that will not be reclassified to profit or loss
Re-measurements of post-employment benefit obligations	9	(441)	(328)
Income taxes relating to re-measurements of post-employment benefit obligations		32	28
Items that may be subsequently reclassified to profit or loss		1,129	(1,905)
Change in fair value of available-for-sale marketable securities
Less: reclassification adjustment for net losses (gains) included in net income		(78)	311
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)		$642	$(1,894)
TOTAL COMPREHENSIVE INCOME ATTRIBUTED TO SHAREHOLDERS OF THE PARENT COMPANY		$109,485	$68,842

The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED BALANCE SHEET

		December 31,
		2016	2015
	Note	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	8	$277,996	$152,692
Restricted bank deposits	2e	3,179	3,061
Marketable securities	8	121,534	59,394
Trade accounts receivables, net		43,324	23,706
Inventories	6c	57,016	42,676
Other current assets	6d	12,496	11,382
TOTAL CURRENT ASSETS		$515,545	$292,911
NON-CURRENT ASSETS:
Marketable securities	8	230,696	260,982
Property and equipment, net	6a	18,333	11,031
Other long-term assets	6b	3,398	3,915
TOTAL NON-CURRENT ASSETS		$252,427	$275,928
TOTAL ASSETS		$767,972	$568,839

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED BALANCE SHEET

		December 31,
		2016	2015
	Note	U.S. dollars in thousands
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accrued expenses		39,415	24,593
Employee-related accrued expenses		6,585	5,172
Deferred revenues		5,209	6,635
Current liabilities	5	7,091	6,826
Other current liabilities		7,165	6,388
TOTAL CURRENT LIABILITIES		65,465	49,614
NON-CURRENT LIABILITES:
Retirement benefit obligations, net	9	2,195	1,577
Long-term tax liabilities	5	-	338
TOTAL NON-CURRENT LIABILITIES		2,195	1,915
TOTAL LIABILITIES		67,660	51,529

SHAREHOLDERS’ EQUITY:	11
Ordinary shares, E 0.01 par value		2,590	2,558
Additional paid-in capital		650,706	577,221
Other reserves		(724)	(1,775)
Accumulated surplus (deficit)		47,740	(60,694)
TOTAL SHAREHOLDERS’ EQUITY		700,312	517,310
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		767,972	568,839

Presiding Director	Chief Executive
Officer and Director

Date of approval of the financial statements: May 7, 2017

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional paid-in capital	Accumulated surplus (deficit)	Other Reserves	Total
	Number of shares	Amount
		U.S. dollars in thousands
Balance at December 31, 2014	214,554,061	$2,511	$523,324	$(131,130)	$(181)	$394,524
Changes during 2015:
Exercise of options and vesting of RSUs	4,293,369	47	8,928			8,975
Stock-based compensation			44,969			44,969
Other comprehensive income				(300)	(1,594)	(1,894)
Profit for the year				70,736		70,736
Balance at December 31, 2015	218,847,430	$2,558	$577,221	$(60,694)	$(1,775)	$517,310
Changes during 2016:
Exercise of options and vesting of RSUs	2,890,584	32	7,883			7,915
Stock-based compensation			65,602			65,602
Other comprehensive income				(409)	1,051	642
Profit for the year				108,843		108,843
Balance at December 31, 2016	221,738,014	$2,590	$650,706	$47,740	$(724)	$700,312

The accompanying notes are an integral part of these consolidated financial statements.

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MOBILEYE N.V.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2016
U.S. dollars in thousands	Note	2016	2015
Operating activities
Profit for the year		$108,843	$70,736
Adjustments to reconcile net profit to net cash provided by (used in) operating activities:
Depreciation	6	4,089	3,312
Exchange rate differences		(21)	(192)
Provision for employee benefit obligations, net		177	151
Loss (gain) from marketable securities	8	(78)	311
Stock-based compensation	11b	65,602	44,969
Change in deferred income taxes		511	(2,358)
Changes in working capital:
Inventories		(14,340)	(25,050)
Trade accounts receivables, net		(19,618)	(7,900)
Other current assets		(1,166)	(1,961)
Other long-term assets		38	(271)
Accounts payables and accrued expenses		14,448	6,232
Employee-related accrued expenses		1,413	1,432
Deferred revenues		(1,426)	6,065
Short-term tax liabilities		264	5,424
Other current liabilities		777	2,621
Long-term tax liabilities		(338)	(4,474)
Net cash provided by operating activities		$159,175	$99,047
Investing activities:
Net change in restricted and short-term deposits		(118)	(700)
Proceeds from maturities of marketable securities	8	101,771	23,249
Proceeds from sales of marketable securities	8	23,697	143,742
Purchases of marketable securities	8	(156,193)	(456,377)
Purchases of property and equipment	6	(11,017)	(5,065)
Net cash provided by (used in) investing activities
		$(41,860)	$(295,151)
Financing activities:
Grant of non-recourse loan		(1,450)	-
Repayment of non-recourse loan		1,450	-
Exercise of options	11b	7,967	8,769
Net cash provided by financing activities		$7,967	$8,769

Increase (Decrease) in cash and cash equivalents		125,282	(187,335)
Balance of cash and cash equivalents at beginning of period		152,692	339,881
Exchange rate differences on cash and cash equivalents		22	146
Balance of cash and cash equivalents at end of period		$277,996	$152,692

Supplementary information on activities not involving cash flows:
Non cash purchase of property and equipment	$1,438	$1,064

Additional information on cash provided by (used in) operating activities:
Income tax paid	$16,825	$10,641
Interest received	$4,423	$3,271

The accompanying notes are an integral part of these consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - General

Mobileye N.V. was incorporated in the Netherlands in 2001 and is the parent company of the following wholly owned subsidiaries: Mobileye Inc., a company incorporated in the United States (the “U.S. subsidiary”); Mobileye Technologies Ltd., a company incorporated in Cyprus (the “Cypriot subsidiary”); Mobileye Vision Technologies Ltd., a company incorporated in Israel (the “Israeli subsidiary”); Mobileye Japan Ltd, a company incorporated in Japan (the “Japanese subsidiary”); Mobileye Germany GmbH, a company incorporated in Germany (the “German subsidiary”); and Mobileye Auto Service (Shanghai) Co. Ltd. (the “Chinese subsidiary”).

The address of the parent company’s registered office is Geulstraat 15, 1078 KX Amsterdam; registration number with the Trade Register of the Chamber of Commerce in Amsterdam is 34158597.

Mobileye N.V., together with its subsidiaries, (the “Company”) is a global leader in the design and development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems (“ADAS”) and autonomous driving.

On August 6, 2014, the Company completed its initial public offering (“IPO”), which included an issuance of 8,325,000 ordinary shares (with no liquidation preference), at $25 per share, before underwriting discounts and commissions. The Company’s ordinary shares are listed on the New York Stock Exchange (the “NYSE”).

The IPO generated proceeds to the Company of $197.7 million net of underwriting discounts and commissions, before $1.8 million of expenses related to the IPO. In connection with the IPO, the Company also generated proceeds of $1.5 million from the exercise of 1,463,051 stock options.

Note 2 - Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a.	Basis of preparation and adoption of IFRS

The consolidated financial statements of the group have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). The consolidated financial statements have been prepared under the historical cost convention, except for valuation of available-for-sale financial assets and plan assets, which are measured at fair value.

As the financial data of the Company is included in the consolidated financial statements, the income statement in the Company financial statements is presented in its condensed form (in accordance with article 402, Book 2 of the Dutch Civil Code).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies (continued):

b.	Foreign currency translation

1.	Functional and presentation currency

The currency of the primary economic environment in which the operations of the Company is conducted is the United States dollar. The consolidated financial statements are presented in United States dollar, which is the Company’s functional and presentation currency.

2.	Transactions and balances

Monetary accounts maintained in currencies other than the United States dollar (principally cash and liabilities) are re-measured into United States dollars using the representative foreign exchange rate at the balance sheet date.

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions.

Nonmonetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction.

The effects of foreign currency re-measurement are reported in the Income Statements as part of “Financial income (expenses), net.”

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany balances and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

d.	Cash and cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

e.	Restricted bank deposits

Such short-term deposits are stated at cost, which approximates market value. Short-term restricted bank deposits include approximately $3.2 million and $3.1 million as of December 31, 2016 and December 31, 2015, respectively. These deposits serve as collateral for bank guarantees.

f.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is computed using standard cost, which approximates average cost. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and the estimated costs necessary to make the sale. The Company analyzes and adjusts excess and obsolete inventories primarily based on future demand forecasts. Although the Company makes every effort to ensure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments would significantly impact the value of the inventory and the reported operating results. If actual market conditions are less favorable than the Company’s assumptions, additional write-downs may be required.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies (continued):

g.	Trade receivables and allowance for doubtful accounts

The Company’s account receivables are derived primarily from sales to companies in the automotive manufacturing industry located mainly in the United States and Europe. Concentration of credit risk with respect to account receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. Credit is given based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Trade accounts receivable from sales of products are typically due from customers within 30 to 90 days. Trade accounts receivable balances are initially recognized at fair value and subsequently at amortized cost basis using the effective interest rate method less provision for impairment. Accounts outstanding longer than their original contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history from such customers, and customer’s current ability to pay its obligation to the Company. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The Company writes off accounts receivable when they become uncollectible. The majority of trade receivables is current and is not past due.

h.	Property and equipment, net

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method.

Annual rates of depreciation are as follows:

%
Computers and electronic equipment (mainly 33%)	15-33
Vehicles	15
Office furniture	7
Molds	33

Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease and estimated useful life of the improvements.

i.	Impairment of non-financial assets

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use.

j.	Financial assets

Classification

The Company classifies its financial assets in the following categories: loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies (continued):

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company invests in marketable securities classified as available-for-sale. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

The Company classifies its investments in marketable securities as available-for-sale.

Recognition and measurement

Regular purchases and sales of financial assets are recognized on the date of settlement, which is the date in which the asset was delivered to the Company. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method. Changes in the fair value of securities classified as available for sale are recognized in other comprehensive income.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of net finance income. Dividends on available-for-sale equity instruments are recognized in the income statement when the Company’s right to receive payments is established.

Impairment of financial assets

i.	Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies (continued):

The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

ii.	Assets classified as available for sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

-	For debt securities, the Company uses the criteria referred to in (i) above.
-	In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired.

If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in profit or loss. Impairment losses recognized in the consolidated income statement on equity instruments are not reversed through the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated income statement.

k.	Research and development

Research and development expenses consist primarily of personnel, facilities, equipment and supplies for research and development activities. An intangible asset arising from development is recognized if all of the following conditions are fulfilled:

▪	Technological feasibility exists for completing development of the intangible asset so that it will be available for use or sale.
▪	Management’s intention is to complete development of the intangible asset for use or sale.
▪	The Company has the ability to use or sell the intangible asset.
▪	It is probable that the intangible asset will generate future economic benefits, including existence of a market for the output of the intangible asset or the intangible asset itself or, if the intangible asset is to be used internally, the usefulness of the intangible asset.
▪	Adequate technical, financial and other resources are available to complete development of the intangible asset, as well as the use or sale thereof.
▪	The Company has the ability to reliably measure the expenditure attributable to the intangible asset during its development.

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2016, the Company has not capitalized development expenses.

The Company occasionally enters into best efforts nonrefundable “Non-Recurring Engineering” (“NRE”) arrangements in which the Company is reimbursed for a portion of the research and development expenses attributable to specific development programs. The Company does not receive any additional compensation or royalties upon completion of such project, and the potential customer does not commit to purchase the resulting product in the future. The participation reimbursement received by the Company does not depend on whether there are future benefits from the project. All intellectual property generated from these arrangements are exclusively owned by the Company. Participations in expenses for research and development projects are recognized on the basis of the costs incurred and are netted against research and development expenses in the statement of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies (continued):

l.	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods supplied, stated net of discounts, returns and value-added taxes. The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company’s activities.

The Company generally does not provide rights of return to its customers.

Revenue of sales of products to resellers and distributors occurs upon delivery of products to the resellers and distributors. The Company does not give distributors any adjustments to cover price adjustments.

m.	Current and deferred income tax

The tax expense for the reported years comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies (continued):

n.	Provision for warranty

The Company provides warranties for its products, which vary with respect to each contract and in accordance with the nature of each specific product, for terms of one to three years.

The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time the product is shipped. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

o.	Stock-based payments

The Company operates an equity-settled, share-based compensation plan, under which the Company receives services from employees as consideration for equity instruments of the Company. The fair value of the employee services received is recognized with reference to fair value of the options granted as an expense over the requisite service period, net of estimated forfeitures.

The fair value of options granted is estimated using the Black-Scholes option pricing model and fair value of restricted stock units (“RSUs”) granted is based on the market value of the underlying shares at the date of grant.

At the end of each reporting period, the Company revises its estimates of the number of equity awards that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

When the options are exercised or RSUs vest, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and additional paid-in capital.

p.	Employee benefits

(i)	Pension and severance obligations

The Company operates various post-employment schemes, including both defined benefit and defined contribution pension plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay additional contributions other than the regular annual contribution.

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit severance plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interests on high-quality corporate bonds that have a deep market.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies (continued):

Since the transition to IFRS on January 1, 2008, there was a generally accepted common practice notion in Israel that there was no deep market for high-quality corporate bonds in Israel, and therefore a discount rate was used based on Israeli Government bonds that are denominated in the currency in which the benefits will be paid (NIS) and that have terms to maturity approximating the terms of the related liability. On November 25, 2014, the Israeli Securities Authority published economic research indicating changes in the economic environment in Israel stating that a deep market exists in Israel for high-quality corporate bonds denominated in NIS. As a result, the Company used the discount rate of high-quality corporate bonds in demining the discount rate as of December 31, 2016 and 2015.

Re-measurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise and aggregated in equity.

Past-service costs are recognized immediately in income.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. Interest costs in respect of the defined benefit plan are charged or credited to finance expenses, net.

For defined contribution plans (pension), the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(ii)	Other obligations

Labor laws in Israel entitle every employee of the Israeli subsidiary to vacation days and recreation pay, both of which are computed annually. The entitlement with respect to each employee is based on the employee’s length of service at the Company. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited in income in the period in which they arise. These obligations are valued annually by independent qualified actuaries based on the individual entitlement of each employee.

q.	Shareholders’ equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from issuance proceeds.

r.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies (continued):

s.	Provisions

Provisions for legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

t.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who is responsible for allocating resources and assessing performance of the operating segments.

The Company’s Chief Operating Decision Maker (“CODM”) manages the Company on the basis of two reportable segments: (i) Original Equipment Manufacturing (“OEM”) and (ii) After Market (“AM”). The OEM segment supplies core intelligence of complete systems to Tier 1 manufacturers in the automotive industry. In the OEM segment, the Company supplies a System on Chip (“SoC”), which includes core intelligence to be ultimately implemented within new vehicles through Tier 1 manufacturers who are system integrators to the automotive industry. In the AM segment, the Company sells a complete system, which offers a variety of advanced driver assistance functions to customers that are primarily fleet commercial vehicles, new vehicle dealers and importers, either directly or through distributors.

The Company purchases all its SoC from a single supplier. Any issues that occur and persist in connection with the manufacture, delivery, quality or cost of the assembly and testing of inventory could have a material adverse effect on the Company’s business and financial condition. The purchase agreement with the supplier expires on December 31, 2022.

u.	Standards and amendments to standards that are not yet effective and have not been early adopted by the Company:

(1) In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15). IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance. IFRS 15 implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The standard addresses a wide range of topics relating to the revenue recognition model, including: variable consideration, financing components in a contract and costs to obtain and fulfill a contract. It also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers.

In July 2015, the IASB announced its decision to defer the effective date for public entities to annual reporting periods beginning on or after January 1, 2018 (early adoption is permitted).

The Company has been closely monitoring IASB activity related to the new standard and related industry developments and established a cross-functional implementation team to evaluate its impact. Accordingly, the Company is reviewing its existing contracts and arrangements with customers and its current accounting policies and practices to identify potential differences that would result from applying the requirements of the new standard. In addition, the Company is in the process of identifying appropriate changes to its business processes, systems and controls to support recognition and disclosure under the new standard. The implementation team reports the findings and progress of the project to management and the Audit Committee on a frequent basis.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies (continued):

The Company is still in the process of evaluating the impacts of IFRS 15. Currently the Company anticipates there will be some changes in its revenue recognition practices for transactions that have variable consideration arrangements, where it will need to apply estimates to determine the amount of revenue to be recognized, before related contingencies are resolved.

In addition, the Company anticipates adopting the new standard at its effective date, i.e., January 1, 2018, using the modified retrospective method. and presenting the cumulative adjustment in the financial statements as of that date.

(2) IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments.

IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through Other comprehensive income (“OCI”) and fair value through P&L. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. The new impairment model requires the recognition of impairment provisions based on expected credit losses (“ECL”) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortised cost, debt instruments measured at FVOCI, contract assets under IFRS 15 Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial guarantee contracts. For financial liabilities, there were no changes to classification and measurement, except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is yet to assess IFRS 9’s full impact.

(3) The IASB has issued IFRS 16 ‘Leases’ which provides a new model for lease accounting in which all leases, other than short-term and low-value leases, will be accounted for by the recognition on the balance sheet of a right-to-use asset and a lease liability and the subsequent amortization of the right-to-use asset over the lease term. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019. The Company is yet to assess IFRS 16’s full impact.

v.	New and amended standards adopted by the Company

None of the standards, amendments and interpretations that are effective for the financial year beginning January 1, 2016, are material to the Company.

Note 3 - Financial risk management

3.1 Financial risk factors

The Company’s activities expose it to a variety of financial risks: market, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by the Company’s CFO pursuant to policies approved by the board of directors of the Company (the “Board of Directors”). The Board of Directors discusses and identifies on a regular basis financial and operational risks in close co-operation with the Company’s operating units. The Board of Directors provides the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, dependence on a sole supplier and investment of excess liquidity.

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Note 3 - Financial risk management (continued):

(a) Market risk

Foreign exchange risk: The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures.

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The Company carries out a great majority of its sales and manufacturing activities in U.S. dollars; hence it is not exposed to foreign exchange risk in these areas. The Company is exposed primarily to the NIS exchange rate risk with respect to its activity in Israel, mainly regarding payroll expenses. The Company maintains NIS cash balances sufficient for 12 to 24 months for its NIS requirements.

Interest rate risks: Interest rate risk is the risk that the value of a financial instrument will be affected by changes in the market rate of interest. The Company’s interest rate risk relates to its investments in marketable securities, which are in government and corporate debentures that mainly have fixed interest rates. Since marketable securities are measured at fair value through the comprehensive income, changes in the interest rate as at the date of the report would not be expected to have any impact on the profit or loss in respect of changes in the value of assets bearing fixed interest.

An increase/decrease in interest rates might have an impact on the debt securities’ closing price as of December 31, 2016. If market interest rates as of December 31, 2016 were 0.5% and 1% higher, when all other variables remain constant, the Company’s equity and other comprehensive income would have been 2.1 million and 4.4 million lower, respectively. If market interest rates as of December 31, 2016 were 0.5% and 1% lower, when all other variables remain constant, the Company’s equity and other comprehensive income would have been 2.1 million and 4.3 million higher, respectively.

(b) Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents which include short-term deposits, marketable securities and account receivables.

The majority of the Company’s cash and cash equivalents are invested in major banks domiciled in Israel and the United States. Generally, these cash equivalents may be redeemed upon demand. Short term bank deposits (included in cash and cash equivalent) are held in financial institutions with high credit standing. Accordingly, management believes that these bank deposits have minimal credit risk.

The Company’s marketable securities include investments in government debentures and corporate debentures including financial institutions debentures. Marketable securities owned by the Company are deposited within major financial institutions located in the United States and Europe. The credit risk associated with the Company’s marketable securities portfolio is minimal as the Company invests in a diverse portfolio of highly rated securities, and the Company’s investment policy requires an average rating of A+, as determined by Standard & Poor’s, of the Company’s marketable securities portfolio and limits the amount that the Company may invest with any one type of investment or issuer (except for bonds issued by the U.S. government).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 3 - Financial risk management (continued):

As of December 31, 2016, 55% of the Company’s marketable securities portfolio was invested in debt securities of corporations, 39% in debt securities of financial institutions and 6% in debt securities of governmental institutions. From a geographic perspective, 68% of the Company’s marketable securities portfolio was invested in debt securities of North American issuers, 18% was invested in debt securities of European issuers and 14% was invested in debt securities of other geographic-located issuers.

The Company’s account receivables are derived primarily from sales to companies in the automotive manufacturing industry located mainly in the United States and Europe. Concentration of credit risk with respect to account receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. Credit is granted based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Trade accounts receivable are typically due from customers within 30 to 90 days. The Company performs ongoing credit evaluations of its customers and has not experienced any material losses in recent years. The Company establishes an allowance for doubtful accounts receivables by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history from such customers and the customer’s current ability to pay its obligation to the Company. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection and netted against accounts receivables.

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company monitors its cash flow requirements on a regular basis to ensure it has sufficient cash to its expected operational expenses that can be reasonably predicted.

3.2 Fair value estimation

Below is an analysis of financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•	Level 3: Inputs for the asset or liability that are not based on observable market data (that is unobservable inputs).

A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s-length basis.

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Note 4 - Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a.	Employee compensation in connection with equity awards

In evaluating the fair value and the recognition method of share-based payments, the Company’s management is required to estimate, among others, different parameters included in the computation of the fair value of the options and the number of options that will vest. Actual results and estimates to be made in the future may significantly differ from current estimates. See also note 11.

b.	Realizability of deferred tax assets

Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is probable that sufficient and suitable taxable profits will be available in the future, against which the reversal of the temporary differences can be deducted, taking into account any legal restrictions on the length of the loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, loss-carryforward periods and tax planning strategies. See also note 5.

c.	Considering uncertain tax positions

The assessment of amounts of current and deferred taxes requires the Company’s management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations and the Company’s past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, and such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also note 5.

4.2 Critical judgments in applying the entity’s accounting policies

Development expenses

Development expenses are capitalized in accordance with the accounting policy described in note 2k. The capitalization of costs is based on management’s judgment of technological and economic feasibility, which is usually achieved when a development project reaches a predefined milestone or when the Company enters into a transaction to sell the know-how that resulted from the development process. In determining the amount to be capitalized, management makes assumptions as to the future anticipated cash inflows from the assets and the anticipated period of future benefits. Company management has concluded that, as of December 31, 2016, the foregoing conditions have not been met and, therefore, development expenses have not been capitalized for any project.

If management had determined that the aforementioned conditions had been met, the capitalization of development costs would have resulted in an increase in the Company’s profit or a decrease in its losses.

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Note 5 - Taxes on income

a.	Tax rates

(1) Entities Taxed under the Israeli Law and Israeli Income Tax Rates

Corporate tax rates in Israel were as follows: 2014 and 2015 — 26.5%, 2016 — 25%. In December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year) was published, introducing a gradual reduction in the corporate tax rate from 25% to 23%. As a result, the corporate tax rate will be 24% in 2017 and 23% in 2018 and thereafter. Income not eligible for benefits under the Investment Law mentioned below is taxed at the corporate tax rate.

During July 2014, the Company finalized the reorganization of its corporate structure. The Company took the necessary steps, including shareholders’ approval, so that commencing July 2014 the parent company is a resident of Israel (and not The Netherlands) for tax purposes.

In addition, as part of the reorganization, the Company’s Cypriot subsidiary, which owned all of the Company’s intellectual property, transferred all of its intellectual property to the Israeli subsidiary in July 2014. Prior to the reorganization, income of the Cypriot subsidiary was taxed at the corporate tax rate in Cyprus, which was 12.5% in 2014, and Interest income was taxed at the Defence tax rate in Cyprus, which was 30% (effective from May 1, 2013). After the Company’s reorganization, the Cypriot subsidiary is taxed under Israeli law.

On July 20, 2014, the Company obtained a tax ruling from the Israel Tax Authorities providing that, among other matters, the reorganization did not trigger any tax in Israel and did not violate any of the Israeli tax covenants to which the Israeli subsidiary and its shareholder are bound pursuant to a previous tax ruling.

Commencing 2015, the Israeli subsidiary elected to measure its taxable income and file its tax return under the Foreign Exchange Regulations, which allows the Israeli subsidiary to calculate its tax liability in U.S. Dollars. The tax expenses, as calculated in U.S. Dollars, are translated into NIS according to the exchange rate at year end. The measurement in U.S. Dollars instead of NIS had no material impact on the financial statements.

Commencing the reorganization, both the Company and the Cypriot subsidiary elected to measure their taxable income and file their tax return in U.S. Dollars under the Foreign Exchange Regulations as well.

Israel Tax benefits under the Law for Encouragement of Capital Investments, 1959 (the “Investment Law”)

Preferred Enterprise

In May 2014, as part of the Company’s reorganization of its corporate structure, the Israeli subsidiary made an irrevocable election under the Investment Law to change its tax status from a “Benefited Enterprise” to a “Preferred Enterprise” effective as of January 1, 2014. The change in the tax status did not have a material effect on the Company’s deferred taxes.

The Investment Law provides certain benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law). The definition of a Preferred Company includes a company incorporated in Israel that (i) is not wholly owned by a governmental entity; (ii) owns a Preferred Enterprise; and (iii) is controlled and managed from Israel and subject to certain other conditions set in the law. From 2014 and thereafter, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%. The Company’s Israeli subsidiary location is entitled to the reduced tax

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 5 - Taxes on income (continued):

rate of 9%. Under an amendment to the Investment Law enacted in December 2016, the reduced tax rate of 9% is scheduled to decrease to 7.5% for 2017 and thereafter.

In connection with the reorganization, the Company received the preferred enterprise ruling from the Israel Tax Authorities stipulating terms and conditions to be fulfilled by the Israeli subsidiary in order to be able to benefit from the reduced tax rates described above. The main terms are adding specified number of new manufacturing and research and development employees and acquiring specified percentage of expenses from subcontractors located in Israel. Additionally, dividend shall be deemed first to be paid out of the undistributed income that was tax-exempt generated by the Benefited Enterprise. As of December 31, 2016, the Company’s management believes that all conditions of the Investment Law and the condition stipulated in the preferred enterprise ruling are fulfilled.

Income generated under a Preferred Enterprise is not subject to additional taxation to the Company or its Israeli subsidiaries upon distribution or complete liquidation.

Benefited Enterprise

Commencing 2005 and prior to 2014, the Israeli subsidiary was granted with a “Benefited Enterprise” status, which provides certain benefits for a period of ten years, including tax exemptions for undistributed income and reduced tax rates, which were conditional upon the Israeli subsidiary’s fulfilling of certain conditions.

The proportion of the Israeli subsidiary’s taxable income entitled to tax exemption is calculated on the basis of the ratio between the turnover attributed to the “Benefited Enterprise” and the whole turnover of the Israeli subsidiary. The Israeli subsidiary elected 2005 as its “Implementation Year” as stipulated in the Law and notified the Israeli Tax Authorities that it elects 2007, 2009 and 2012 as its “Expansion Years,” as stipulated in the Law. Tax-exempt income generated by Benefited Enterprises will be subject to withholding tax at rates of between 10% to 25% (depending on the level of  “Foreign Investment,” as defined under the Investment Law, in the Company in each year) upon dividend distribution or complete liquidation. The amount of tax-exempt profits earned by the Company from Benefited Enterprises through December 31, 2016 is approximately $7 million.

(2) Non- Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence. The Company may incur additional tax liabilities in the event of intercompany dividend distributions by its subsidiaries.

b.	Tax assessments

The Israeli subsidiary has final tax assessments through 2012. Mobileye N.V. has final tax assessments through 2013, and the Cypriot subsidiary has final tax assessments through 2008. The Japanese subsidiary has final tax assessments through 2014. None of the other Company’s subsidiaries have been assessed since incorporation.

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Note 5 - Taxes on income (continued):

c.	Income taxes recognized in statement of operations:

	2016	2015
	U.S. dollars in thousands
Current tax:
Current tax expenses on profit or loss for the year	(17,479)	(11,902)
Total current tax	(17,479)	(11,902)
Deferred tax:
Origination and reversal of temporary differences	(511)	2,358
Total deferred tax	(511)	2,358
Income tax expenses	(17,990)	(9,544)

d.	Deferred income taxes

The analysis of deferred tax assets is as follows:

	2016	2015
	U.S. dollars in thousands
Deferred tax assets:
Deferred tax asset to be recovered within 12 months:
Intercompany transactions	642	1,478
Employee related and accrued expenses	170	145
	812	1,623
Deferred tax assets to be recovered after more than 12 months:
Retirement benefit obligation, net	139	171
Stock based compensation	1,158	794
	1,297	965

	2,109	2,588

The U.S subsidiary has a net operating carryforward loss amounting to $5,613 thousand as of December 31, 2016, for which a deferred tax asset has not been provided. As of December 31, 2015, the Company had immaterial capital and operating loss carryforward.

The gross movement on the deferred income tax account is as follows:

	2016	2015
	U.S. dollars in thousands
At January 1:	2,588	202
Income statement charge	(511)	2,358
Re-measurements of post-employment benefit liabilities recognized as other comprehensive income	32	28
At December 31	2,109	2,588

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Note 5 - Taxes on income (continued):

e.	Taxes on income reconciliation

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income as reported in the statements of operations:

	Year ended December 31,
	2016	2015
	U.S. dollars in thousands

Income (loss) before taxes on income as reported in the statements of operations	$126,833	$80,280
Statutory tax rate in Israel	25%	26.5%
Theoretical taxes on income	$(31,708)	$(21,274)
Increase (decrease) in taxes on income resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	(92)	7
Reduced tax rate on income derived from “Preferred enterprise” and “Benefited Enterprise” plans	20,256	15,021
Excess tax benefit related to share-based compensation	579	—
Utilization of tax losses and items for which deferred taxes were not provided, net	(500)	—
Non-deductible expenses and other permanent differences, mainly share-based compensation expenses	(5,698)	(3,664)
Decrease (increase) in uncertain tax position, net	174	(629)
Deferral of taxes related to intercompany transactions	(786)	1,104
Other	(215)	(109)
Taxes on income as reported in the statements of operations	$(17,990)	$(9,544)

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Note 6 - Supplementary balance sheet information

a.	Property and equipment

Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein in 2016, are as follows:

	Cost				Accumulated depreciation
	Balance				Balance
	at			Balance	at			Balance	Depreciated cost
	beginning			at end of	beginning			at end of	December 31,
	of year	Additions	Disposals	year	of year	Additions	Disposals	year	2016	2015
	U.S. dollars in thousands

Computers, vehicles and electronic equipment	13,545	7,118	-	20,663	5,971	3,228	-	9,199	11,464	7,574
Office furniture	759	300	-	1,059	276	76	-	352	707	483
Leasehold improvements	4,071	2,292	-	6,363	1,867	763	-	2,630	3,733	2,204
Molds	476	69	-	545	451	22	-	473	72	25
Prepayment of property	745	1,612	-	2,357	-	-	-	-	2,357	745
	19,596	11,391	-	30,987	8,565	4,089	-	12,654	18,333	11,031

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 6 - Supplementary balance sheet information (continued):

Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein in 2015, are as follows:

	Cost				Accumulated depreciation
	Balance				Balance
	at			Balance	at			Balance	Depreciated cost
	beginning			at end of	beginning			at end of	December 31,
	of year	Additions	Disposals	year	of year	Additions	Disposals	year	2015	2014
	U.S. dollars in thousands

Computers, vehicles and electronic equipment	14,539	4,169	5,163	13,545	8,381	2,672	5,082	5,971	7,574	6,156
Office furniture	589	170	-	759	194	82	-	276	483	395
Leasehold improvements	3,843	553	325	4,071	1,674	518	325	1,867	2,204	2,169
Molds	476	-	-	476	411	40	-	451	25	65
Prepayment of property	-	745	-	745	-	-	-	-	745	-
	19,447	5,637	5,488	19,596	10,660	3,312	5,407	8,565	11,031	8,787

During 2015, the Company recorded a reduction of $5.3 million to the cost basis and accumulated depreciation of fully depreciated equipment no longer in use.

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Note 6 - Supplementary balance sheet information (continued):

b. Other long-term assets

	Balance at
	December 31,
	2016	2015
	U.S. dollars in thousands
Long-term pre-paid expenses	1,070	968
Deferred tax	2,109	2,588
Other long-term assets	219	359
	3,398	3,915

	December 31,
	2016	2015
	U.S. dollars in thousands
c. Inventory

Raw materials and work in process	8,048	4,700
Finished goods and spare parts	48,968	37,976
	57,016	42,676

Inventory of $318 thousand and $646 thousand was written down, as a component of cost of revenues, in the years ended December 31, 2016 and 2015.

d. Other current assets
	December 31,
	2016	2015
	U.S. dollars in thousands
Institutions*	479	1,437
Prepaid expenses	4,340	2,363
Other account receivables	4,811	4,612
Interest receivable	2,184	2,161
Other	682	809
	12,496	11,382
* Includes mainly VAT and Tax authorities.

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Note 7 - Supplementary statement of operations information

a. Expenses by nature

	Year ended December 31,
	2016	2015
	U.S. dollars in thousands
Payroll and related	$102,722	$70,035
Materials and subcontractors	110,754	87,143
Change in inventories	(16,576)	(24,387)
Advertising, public relations and other marketing expenses	5,813	3,745
Professional fees	6,465	5,936
Travel abroad	6,690	3,142
Depreciation	4,089	3,312
Occupancy	4,790	3,707
Royalties	2,199	2,022
Other	8,712	7,784
Total cost of revenue, sales and marketing; research and development and general and administrative expenses	$235,658	$162,439

Research and development reimbursements of $13,533 thousand and $12,615 thousand were offset against research and development costs in the years ended in December 31, 2016 and 2015, respectively.

Year ended December 31,

b. Financial income (expenses)	2016	2015
Financial costs:	U.S. dollars in thousands
Bank interest and commission	$(820)	$(542)
Foreign exchange rate differences	(11)	(187)
Other	24	10
Losses from sales of marketable securities reclassified from OCI		(311)
Total financial expenses	$(807)	$(1,030)
Financial income:
Gains from sales of marketable securities reclassified from OCI	78	-
Interest income on short-term bank deposits	320	165
Interest income from marketable securities	$4,738	$2,712
Total financial income	$5,136	$2,877
Financial income (expenses), net	$4,329	$1,847

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Note 8 - Fair value and marketable securities

Fair-value measurement

The Company measures its investments in money market funds classified as cash equivalents and marketable debt securities at fair value on a recurring basis.

U.S. Government debt securities and money market funds are classified as Level 1. The Company’s corporate debt marketable securities are traded in markets that are not considered to be active but are valued based on quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Accordingly, these assets are categorized as Level 2.

The Company’s financial assets measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2016 and 2015:

	As of December 31, 2016
	U.S. dollars in thousands
	Level 1	Level 2	Total
Cash equivalent – money market funds	6,123	—	6,123
U.S. government treasuries	22,893	—	22,893
Corporate debt securities	—	329,337	329,337
	29,016	329,337	358,353

	As of December 31, 2015
	U.S. dollars in thousands
	Level 1	Level 2	Total
Cash equivalent – money market funds	1,986	—	1,986
U.S. government treasuries	10,874	—	10,874
Corporate debt securities	—	309,502	309,502
	12,860	309,502	322,362

Short-term deposits included in cash and cash equivalents were $188,051 thousand and $27,601 thousand, as of December 31, 2016 and 2015, respectively.

The carrying amounts of the Company’s financial instruments, which include cash equivalents, accounts receivable, accounts payable and other accrued expenses, approximate their fair values due to their short maturities.

Cash and cash equivalent:

	Balance at
	December 31,
	2016	2015
	U.S. dollars in thousands
Cash at bank and in hand	83,822	123,105
Short-term deposits	188,051	27,601
Money market funds	6,123	1,986
	277,996	152,692

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Note 8 - Fair value and marketable securities (continued):

Marketable securities

As of December 31, 2016 and 2015, the Company held government and corporate debt securities. The adjusted cost, aggregate fair value and gross unrealized gains and losses by major security types were as follows:

	As of December 31, 2016
	Adjusted cost	Gross unrealized gains	Gross unrealized losses	Aggregate fair value
	U.S. dollars in thousands
U.S. government treasuries	22,939	12	58	22,893
Corporate debt securities	330,015	140	818	329,337
	352,954	152	876	352,230

	As of December 31, 2015
	Adjusted cost	Gross unrealized gains	Gross unrealized losses	Aggregate fair value
	U.S. dollars in thousands
U.S. government treasuries	10,898	1	25	10,874
Corporate debt securities	311,253	38	1,789	309,502
	322,151	39	1,814	320,376

During the years ended December 31, 2016 and 2015, no impairments were recognized by the Company.

The maximum exposure to credit risk at the reporting date is the carrying value of the debt securities classified as available for sale.

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Note 9 - Retirement benefits obligation

a.	Defined benefit plan

Labor laws and agreements require the Israeli subsidiary to pay severance pay and/or pensions to employees dismissed or retiring from their employment in certain other circumstances. The obligation of the Israeli subsidiary to pay retirement benefits is treated as a defined benefit plan.

The amounts of the benefits to be received by an employee who is entitled to severance pay upon retirement are based on the number of years of employment and the last salary of this employee. This liability is partially covered by deposits with managerial insurance policies. The net amount of the liability for severance pay included in the statement of financial position as of December 31, 2016 and 2015 reflects the difference between the severance pay liability and the plan assets’ fair value.

b.	Defined contribution plan

The U.S. subsidiary has a defined contribution retirement plan (the “Contribution Plan”) under the provisions of Section 401(k) of the U.S. Internal Revenue Code (“Code”) that covers eligible U.S. employees as defined in the Contribution Plan. Participants may elect to contribute up to a maximum amount prescribed by the Code. The U.S. subsidiary, at its discretion, makes matching contributions equal to the mandatory minimum 3% non-elective (employer level) safe harbor contribution of the participants’ annual compensation. For the years ended December 31, 2016 and 2015, the U.S. subsidiary’s 401(k) Plan contributions were immaterial.

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Note 9 - Retirement benefits obligation (continued):

c.	Liability for severance pay under defined benefit plan

The amounts recognized in the balance sheet were determined as follows:

	December 31,
U.S. dollars in thousands	2016	2015
Present value of funded obligations	14,800	11,464
Fair value of plan assets	12,605	9,887
Liability in the balance sheet	2,195	1,577

Changes in that part of the severance pay and pension liabilities that constitute a defined benefit plan in the reported years are as follows:

U.S. dollars in thousands	2016	2015
Balance at beginning of year	11,464	9,004
Current service cost	2,740	2,130
Interest expense	492	384
Exchange differences	152	(12)
	14,848	11,506
Re-measurements:
Loss (gain) from change in financial and demographic assumptions	(212)	54
Experience losses	510	186

Payments:
Payments made from plan assets	(346)	(279)
Payments made from non-plan assets		(3)
Balance at end of year	14,800	11,464

Changes in the fair value of plan assets in the reported years are as follows:

U.S. dollars in thousands	2016	2015
Balance at beginning of year	9,887	7,906
Interest income	382	306
Exchange differences	144	(27)
Contributions
Employer	2,685	2,069

Payments
Payments made from plan assets	(350)	(279)

Re-measurements:
Return on plan assets, excluding amounts included in interest expense	(143)	(88)
Balance at end of year	12,605	9,887

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 9 - Retirement benefits obligation (continued):

The amounts recognized in the statements of income in the reported periods were as follows:

U.S. dollars in thousands	2016	2015
Current service cost	2,740	2,130
Interest costs	110	78
Exchange differences	8	15
Total recognized in the of income statements	2,858	2,223

The significant actuarial assumptions were as follows:

	December 31, 2016	December 31, 2015
Discount rate	3.93%	3.71%
Inflation	1.724%	1.64%
Salary growth rate	5%	5%
Pension growth rate	4%	3.71%

Termination rate for December 31, 2016 and 2015 is 8%.

Note 10 - Commitments and contingent liabilities

Commitments:

a.      Lease agreements

The Company leases office space and vehicles under non-cancelable operating leases in various countries in which it does business.

The Israeli subsidiary subleases 1,305 square meters (approximately 14,047 square feet) for monthly rent of $29 per square meter to a related party, which is an entity co-founded by the Chairman and CTO and the President and CEO of the Company (the “Company’s founders”). The current lease term expires on August 1, 2017, with automatic one-year renewals.

Future minimum annual lease commitments under all of the Company’s operating lease agreements are as follows:

U.S. dollars in thousands
Years ending December 31:
2017	$4,037
2018	3,788
2019	3,618
2020	3,468
2021	3,447
Thereafter
6,475
$24,833

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 10 - Commitments and contingent liabilities (continued):

Rent expenses net of sublease income for the Company for the years ended December 31, 2016 and 2015, were $3,116 thousand and $2,563 thousand, respectively.

In January 2017, the Israeli subsidiary exercised its option to extend its office space lease agreement for an additional five years, starting from March 2019. As of December 31, 2016, the Company expected to exercise the option and, therefore, the minimum lease payments are included in the table above.

In July 2015, the Israeli subsidiary entered into several agreements related to the acquisition of land in Jerusalem, Israel, which the Company intends to use for the construction of a new R&D and innovation center that will also host the Company’s headquarters. The Company estimates the total costs related to the land acquisition will be approximately $12 million. The agreements are subject to various closing conditions, including the receipt of certain regulatory approvals. As of December 31, 2016, the closing conditions had not all been met, and, therefore, the effect of those agreements on the financial statements was not material. The closing conditions were met in March 2017.

b. Royalty - and commissions-bearing agreements

The Company has entered into a number of license and technology transfer agreements with third parties. The agreements allow the Company to utilize and leverage the third parties’ technology in order to integrate it into the Company’s products (“Integrated Product”). In consideration thereof, the Company is obligated to pay royalties to each of the third parties for each unit of the applicable Integrated Product sold to other parties. As a result, the Company recorded, during the years ended December 31, 2016 and 2015, expenses of approximately $2,199 thousand and $2,022 thousand in the financial statements, respectively. These expenses are classified as a component of cost of revenues.

In connection with multiple contractor and agent agreements, the Company is committed to pay commissions up to 4% of the direct sales earned directly as a result of these agreements. These expenses are classified as a component of sales and marketing.

c. Contingent liabilities:

From time to time, the Company may be a party to commercial and litigation matters involving claims against the Company. Management believes that there are no current matters that would have a material effect on the Company’s financial position or results of operations.

In April 2016, a complaint was filed against Mobileye N.V. and the U.S. subsidiary in the United States by an individual alleging that certain of the Company’s aftermarket products infringe one patent and seeking injunctive relief and unspecified monetary damages. In August 2016, the plaintiff voluntarily filed a dismissal of the claim, without prejudice.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity

Share capital - composition

a.	As of December 31, 2016 and 2015, the issued share capital of the Company is comprised of ordinary shares, €0.01 par value.

	Number of shares		U.S. dollars in thousands
		Issued and	Issued and
	Authorized	paid up	paid up
	December 31, 2016
Ordinary shares	1,012,565,725	221,738,014	2,590
	1,012,565,725	221,738,014	2,590

	December 31, 2015
Ordinary shares	1,012,565,725	218,847,430	2,558
	1,012,565,725	218,847,430	2,558

Following is a summary of the equity activity for the years ended December 31, 2016 and 2015:

Ordinary shares
Number of shares – issued and outstanding
Balance, as of January 1, 2015	214,554,061
Exercise of options	4,293,369
Balance, as of December 31, 2015	218,847,430
Exercise of options	2,890,584
Balance, as of December 31, 2016	221,738,014

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity (continued):

b.	Stock-based payments

(i) Description of plans and taxation

The Company has adopted a stock option plan (the “2003 Plan”), whereby options exercisable for ordinary shares representing up to 11% of the Company’s total issued and outstanding shares may be granted to employees and service providers. In May 2014, the Company increased the pool of options available under the 2003 Plan to up to 18% of the total issued and outstanding shares of the Company.

Under the terms of the 2003 Plan, the Board of Directors or the designated committee will grant options, determine the vesting period over which options become exercisable and determine the exercise terms.

In December 2014, the Board of Directors approved and the Company adopted its 2014 Equity Incentive Plan (the “2014 Plan”). Under the 2014 Plan, the Board of Directors or its designated committee will grant share options, restricted shares and restricted share units (“RSUs”). The total number of ordinary shares available under both the 2003 Plan and the 2014 Plan may not exceed 38,619,123.

Under both plans, the Company usually grants options that vest over a period of 4 to 4.5 years and expire 7 years after grant and under the 2014 Plan for RSUs that vest over a period of three years. Each option can be exercised for one ordinary share EUR 0.01 par value of the Company.

No additional awards are expected to be granted under the 2003 Plan.

With respect to Israeli employees, both plans are intended to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. In accordance with the capital gain track chosen by the Company and pursuant to the terms thereof, the Company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the Company’s financial statements, in respect of equity granted to employees under the Plans—with the exception of the work-income benefit component, if any, determined on the grant date.

(ii) Options

The following tables summarize information regarding outstanding and exercisable options under the Company’s plans as of December 31, 2016 and 2015:

Exercise price	Outstanding as of December 31, 2016		Exercisable as of December 31, 2016
(U.S. dollars)	Number	Weighted average remaining contractual life (in years)	Number	Weighted average remaining contractual life (in years)
0.096 – 2.991	119,655	3.35	84,655	3.48
3.7	5,882,283	2.84	5,734,118	2.85
6.98	13,146,059	4.06	12,227,784	4.03
25 – 46.88	5,384,240	6.35	238,356	5.06
55.63 – 59.33	4,410,700	5.68	1,470,350	5.68
	28,942,937	4.48	19,755,263	3.82

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity (continued):

Exercise price	Outstanding as of December 31, 2015		Exercisable as of December 31, 2015
(U.S. dollars)	Number	Weighted average remaining contractual life (in years)	Number	Weighted average remaining contractual life (in years)
0.096 – 2.991	1,930,756	1.22	1,849,506	1.12
3.7	6,321,072	3.79	5,765,162	3.82
6.98 – 7.1	13,633,209	5.07	8,348,824	5.03
25 – 46.39	890,950	6.08	73,325	5.63
55.63 – 59.33	4,412,700	6.69	0	—
	27,188,687	4.79	16,036,817	4.15

The following table summarizes the option activity for the years ended December 31, 2016 and 2015 for options granted to employees, directors and service providers:

	2016		2015
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Options outstanding at beginning of year	27,188,687	14.85	26,782,719	5.44
Changes during the year:
Granted	4,576,500	45.91	4,795,450	56.28
Exercised	(2,746,100)	2.88	(4,218,174)	2.13
Forfeited	(76,150)	18.90	(171,308)	16.65
Options outstanding at end of year	28,942,937	20.82	27,188,687	14.85
Options exercisable at year-end	19,755,263	10.05	16,036,817	5.20

Grants

On August 15, 2016, the Company granted the Company’s founders, who are also shareholders, 4,000,000 options, exercisable for the same number of the Company’s ordinary shares, at an exercise price of $46.88 per share, which are subject to graded vesting over four years.

On September 6, 2015, the Company granted the Company’s founders, who are also shareholders, 4,400,000 options, exercisable for the same number of the Company’s ordinary shares, at an exercise price of  $57.58 per share, which are subject to graded vesting over three years.

Service providers

At December 31, 2016, there were 51,000 options outstanding with a weighted average exercise price of $20.05 and weighted average remaining contractual life of 3.54 years, which were granted to service providers. At December 31, 2016, 27,250 of these options were exercisable.

At December 31, 2015, there were 75,250 options outstanding with a weighted average exercise price of $15.38 and weighted average remaining contractual life of 4.38 years, which were granted to service providers. At December 31, 2015, 26,500 of these options were exercisable.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity (continued):

(iii) RSUs

The following table summarizes RSU activity for the year ended December 31, 2016 for RSUs granted:

	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	281,181	41.0
Changes during the year:
Granted	205,962	38.96
Vested	(144,484)	40.33
Forfeited	(16,372)	41.07
Outstanding at end of year	326,287	40.01

(iv) Valuation

The fair value of options granted was estimated using the Black-Scholes option pricing model and was based on the following assumptions:

	Year ended December 31,
	2016	2015
Risk-free interest rate	0.93% – 1.57%	0.75% – 2.01%
Expected option term	3.28 – 6.67 years	2.16 – 6.95 years
Expected price volatility	40% – 44%	35% – 53%
Dividend yield	0%	0%
Weighted average fair value at the date of grant	$17.09	$16.05

The Company’s computation of expected volatility was based on a blend of comparable companies and the Company’s stock. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity (continued):

(v) Share-based compensation expenses summary

Share-based compensation expenses included in the Company’s Statements of Operations were:

	Year ended December 31,
	2016	2015
	U.S. dollars in thousands
Cost of revenues	46	26
Research and development, net	12,216	8,016
Sales and marketing	706	1,277
General and administrative	52,634	35,650
Total stock-based compensation	65,602	44,969

Note 12 - Related parties

Key management includes directors (executive and non-executive). The compensation paid or payable to key management for employee services is shown below:

	2016	2015
	U.S. dollars in thousands
Salaries and social benefits	794	796
Stock-based compensation	49,381	27,661
Total compensation	50,175	28,457

See also note 10 for a disclosure related to a sublease to a related party, which is an entity co-founded by the Company’s founders.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 13 - Segment Information

The Company operates under two operating segments: (i) OEM and (ii) AM.

The Company’s CODM evaluates performance, makes operating decisions and allocates resources based on the financial data of these operating segments in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and not based on IFRS standards.

Segment performance (which is the operating income reported) excludes stock-based compensation and IFRS reconciliations.

The measure of assets has not been disclosed for each segment as it is not regularly reviewed by the CODM.

a.	The following is segment results for the years ended December 31, 2016 and 2015:

	Year ended December 31, 2016
	OEM	AM	Stock-based compensation and IFRS reconciliations	Consolidated
	U.S. dollars in thousands
Revenues	275,938	82,224		358,162
Cost of revenues	63,796	23,465	46	87,307
Gross profit	212,142	58,759		270,855
Research and development, net	49,848	3,195	10,975	64,018
Sales and marketing	1,241	15,469	480	17,190
General and administrative	13,192	1,415	52,536	67,143
Segment performance	147,861	38,680		122,504
Financial income				5,136
Financial expenses				(807)
Profit before taxes on income				126,833
Depreciation	3,798	291		4,089

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 13 - Segment Information (continued):

	Year ended December 31, 2015
	OEM	AM	Stock-based compensation and IFRS reconciliations	Consolidated
	U.S. dollars in thousands
Revenues	202,287	38,585		240,872
Cost of revenues	49,314	12,080	26	61,420
Gross profit	152,973	26,505		179,452
Research and development, net	33,249	2,128	8,016	43,393
Sales and marketing	421	11,113	1,277	12,811
General and administrative	8,794	1,065	35,650	45,509
Segment performance	110,509	12,199		77,739
Financial income				2,888
Financial expenses				(917)
Profit before taxes on income				79,710
Depreciation	3,296	16		3,312

b.	Total revenues based on the country that the product is shipped to were as follows:

	Year ended December 31,
	2016	2015
	U.S. dollars in thousands
North America, mainly U.S.	154,858	111,334
Japan	4,583	7,234
South Korea	21,457	16,265
Germany	23,047	11,229
Sweden	29,041	28,541
United Kingdom	42,252	31,402
EUROPE – other	6,587	6,471
Israel	57,950	20,533
APAC – other	16,718	5,790
South America	1,288	1,867
Africa	381	206
	358,162	240,872

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 13 - Segment Information (continued):

c.	Major Customers

Revenues from major customers that amount to 10% or more of total revenues (all related to the OEM segment) are as follows:

	2016	2015
	U.S. dollars in thousands
Revenues from major customers	189,197	139,975
Percent of total revenues
Customer A	30%	31%
Customer B	15%	15%
Customer C	*	12%

*Less than 10%

d.	Substantially all of the Company’s property and equipment and long-lived assets are located in Israel as of December 31, 2016 and December 31, 2015.

Note 14 - Basic and diluted loss per share

Basic earnings (losses) per share are computed by dividing net income or loss applicable to ordinary shareholders by the weighted-average number of ordinary shares.

Diluted earnings (losses) per share are calculated by dividing net income or loss applicable to ordinary shareholders by the weighted-average number of ordinary shares, plus the effect of dilutive outstanding equity-based awards, which is calculated using the Treasury stock method.

	Year ended December 31,
	2016	2015
	U.S. dollars in thousands except per share data
Net income (loss) attributed to shareholders of the parent company applicable to ordinary shares for 2016 and 2015	109,468	70,736
Weighted average shares outstanding:
Denominator for basic net earnings per share	220,124	217,362
Employee stock options and unvested RSUs	17,936	20,461
Denominator for diluted net earnings per share	238,060	237,823
Basic net earnings (losses) per share	0.50	0.33
Diluted net earnings (losses) per share	0.46	0.30

Note 15 - Subsequent event

On March 12, 2017 the Company signed a Purchase Agreement (the “Purchase Agreement”) with Intel Corporation (“Intel”) and Cyclops Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Intel (“Cyclops”), pursuant to which Cyclops agreed to make an Offer (the “Offer”) to all of our shareholders to purchase all of our issued and outstanding shares for cash consideration of $63.54 per share, without interest and less applicable withholding taxes (the “Offer Consideration”). The Board of Directors of the Company on March 12, 2017 unanimously (with our executive

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 15 - Subsequent event (continued):

directors, Professor Amnon Shashua and Mr. Ziv Aviram, abstaining due to conflicts of interest), approved the Purchase Agreement and recommended acceptance of the Offer by shareholders.

On April 4, 2017 Cyclops converted to a Delaware limited liability company under the name Cyclops Holdings, LLC (the “Purchaser”). On April 5, 2017 the Purchaser made the Offer to all shareholders of the Company pursuant to the Offer to Purchase mailed to shareholders of the Company on or about such date.

Certain resolutions related to the Intel Acquisition will be presented for approval by shareholders at our 2017 annual general meeting of shareholders, scheduled to be held on June 13, 2017.

______________________________________

______________________________________________________

______________________________________

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BALANCE SHEET

(After appropriation of results)

As of December 31

U.S. dollars in thousands	2016	2015
Assets
Financial fixed assets
Investment in subsidiaries	382,741	211,282
Other long-term assets	328	419
Total non-current assets	383,069	211,701
Receivables
Receivable from subsidiaries, net	6,041	8,107
Other receivables	2,795	3,265
	8,836	11,372
Marketable Securities	290,022	289,350
Cash	20,717	6,986
Total current assets	319,575	307,708
Total assets	702,644	519,409

Equity
Share capital	2,590	2,558
Additional paid-in capital	650,706	577,221
Other reserves	(724)	(1,775)
Retained Earnings (Accumulated deficit)	47,740	(60,694)
Shareholders’ equity	700,312	517,310
Long-term liabilities	355	337
Long-term accrued severance pay	72	51
Total non-current liabilities	427	388
Other trade payables	1,905	1,711
Total current liabilities	1,905	1,711
Total liabilities	2,332	2,099
Total equity and liabilities	702,644	519,409

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INCOME STATEMENT

For the year ended December 31

U.S. dollars in thousands	2016	2015

Share of profit of investments after tax	109,526	76,075
Other expense after tax	(683)	(5,339)
Profit for the year	108,843	70,736

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NOTES TO FINANCIAL STATEMENTS

Note 1 - General

1.1 Reporting entity

The financial statements of the Company are included in the consolidated statements of Mobileye.

1.2 Basis of preparation

The Company’s financial statements have been prepared in accordance with Part 9, Book 2 of the Dutch Civil Code. In accordance with subarticle 8 of article 362, Book 2 of the Dutch Civil Code, the Company’s financial statements are prepared based on the accounting principles of recognition, measurement and determination of profit, as applied in the consolidated financial statements. These principles also include the classification and presentation of financial instruments, being equity instruments or financial liabilities.

As the financial data of the Company are included in the consolidated financial statements, the income statement in the Company financial statements is presented in its condensed form (in accordance with article 402, Book 2 of the Dutch Civil Code).

In case no other policies are mentioned, refer to the accounting policies as described in the consolidated financial statements of this Annual Report. For an appropriate interpretation, the Company financial statements of Mobileye N.V. should be read in conjunction with the consolidated financial statements.

All amounts are presented in U.S Dollars in thousands, unless stated otherwise.

The Company prepared its consolidated financial statements in accordance with the (“IFRS”) as adopted by the European Union.

1.3 Significant accounting policies

1.3.1.       Investments in consolidated subsidiaries

Investments in consolidated subsidiaries are entities (including intermediate subsidiaries and special purpose entities) over which the Company has control, i.e., the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are recognized from the date on which control is transferred to the Company or its intermediate holding entities. They are derecognized from the date that control ceases.

The Company applies the acquisition method to account for acquiring subsidiaries, consistent with the approach identified in the consolidated financial statements. The consideration transferred for the acquisition of a subsidiary is the fair value of assets transferred, liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in an acquisition are measured initially at their fair values at the acquisition date and are subsumed in the net asset value of the investment in consolidated subsidiaries. Acquisition-related costs are expensed as incurred.

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NOTES TO FINANCIAL STATEMENTS (continued)

Note 1 - General (continued):

Investments in consolidated subsidiaries are measured at net asset value. Net asset value is based on the measurement of assets, provisions and liabilities and determination of profit based on the principles applied in the consolidated financial statements.

When an acquisition of an investment in a consolidated subsidiary is achieved in stages, any previously held equity interest is re-measured to fair value on the date of acquisition. The re-measurement against the book value is accounted for in the income statement.

When the Company ceases to have control over a subsidiary, any retained interest is re-measured to its fair value, with the change in carrying amount to be accounted for in the income statement.

When parts of investments in consolidated subsidiaries are bought or sold, and such transaction does not result in the loss of control, the difference between the consideration paid or received and the carrying amount of the net assets acquired or sold is directly recognized in equity.

1.3.2.       Investments; recognition of losses

When the Company’s share of losses in an investment equals or exceeds its interest in the investment, (including separately presented goodwill or any other unsecured non-current receivables being part of the net investment), the Company does not recognize any further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the investment. In such case, the Company will recognize a provision.

1.3.3.       Investments; unrealized gains and losses

Unrealized gains on transactions between the Company and its investments in consolidated subsidiaries are eliminated in full, based on the consolidation principles. Unrealized gains on transactions between the Company and its investments in associates are eliminated to the extent of the Company’s stake in these investments.

Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the assets transferred.

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NOTES TO FINANCIAL STATEMENTS (continued)

Note 2 - Shareholders’ equity

	Number of		Additional paid-in	Accumulated	Other
	shares	Amount	capital	deficit	reserves	Total
	U.S. dollars in thousands
Balance at December 31, 2014	214,554,061	2,511	523,324	(131,130)	(181)	394,524
Changes during 2015:
Exercise of options and vesting of RSUs	4,293,369	47	8,928			8,975
Stock-based compensation			44,969			44,969
Other comprehensive income				(300)	(1,594)	(1,894)
Profit for the year				70,736		70,736
Balance at December 31, 2015	218,847,430	2,558	577,221	(60,694)	(1,775)	517,310
Changes during 2015:
Exercise of options and vesting of RSUs	2,890,584	32	7,883			7,915
Stock-based compensation			65,602			65,602
Other comprehensive income				(409)	1,051	642
Profit for the year				108,843		108,843
Balance at December 31, 2016	221,738,014	2,590	650,706	47,740	(724)	700,312

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NOTES TO FINANCIAL STATEMENTS (continued)

Note 3 - Investment in subsidiaries/Loans to investments

U.S. dollars in thousands	2016	2015
Balance at January 1	211,282	146,741

Share of profits (losses)	109,526	76,075
Stock-based compensation	62,373	34,718
Capital investment	-	55,988
Capital reduction	-	(102,020)
Comprehensive income	(440)	(220)
Balance at December 31	382,741	211,282

Note 4 - List of subsidiaries and associates

The Company’s direct investments (and their place of incorporation) are set forth below:

Share in equity
%
Investments in consolidated subsidiaries
Mobileye Inc. (United States, Incorporated in the State of Delaware)	100
Mobileye Technologies Ltd. (Cyprus; Registrar of Companies at Nicosia.)	100
Mobileye Vision Technologies Ltd. (Israel; Registrar of Companies at Jerusalem)	100
Mobileye Japan Ltd (Japan)	100
Mobileye Germany GmbH (Germany, Incorporated at Düsseldorf)	100
Mobileye Automotive Products & Services (Shanghai) Co. Ltd (China, Incorporated at Shanghai)	100

Note 5 - Employees

The average number of employees during the years 2016 and 2015 was 6 and 8, respectively, all which for both years were employed outside The Netherlands.

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NOTES TO FINANCIAL STATEMENTS (continued)

Note 6 - Directors’ remuneration

Summary of the Company’s Corporate Governance Structure

The Company had, until July 10, 2014, a two-tier corporate governance system consisting of a Management Board charged with the day-to-day management of the Company and a Supervisory Board charged with the supervision of the management of the Company. Since July 10, 2014, the Company has had a one-tier corporate governance system, consisting of a single Board of Directors, comprised of executive directors charged with the day-to-day management of the Company and non-executive directors charged with the supervision of the management of the Company.

While the Company’s two-tier corporate governance system was in effect during the year 2014, Vivian Rinat was the sole member of the Company’s Management Board and Amnon Shashua, Ziv Aviram, Peter S. Neustadter, Eyal Desheh, Nicholas Advani, Hagai Greenspoon and Norio Ichihashi were the members of the Company’s Supervisory Board.

Vivian Rinat resigned as the Company’s sole managing director on June 18, 2014. On June 20, 2014, the Supervisory Board appointed Amnon Shashua and Ziv Aviram to manage the Company on an interim basis until the Company’s current one-tier governance system was put in place.

On July 10, 2014, the Company’s current one-tier governance system was established. Effective on that date Amnon Shashua and Ziv Aviram were elected as executive directors, and Peter S. Neustadter and Eyal Desheh were elected as non-executive directors, to the Company’s Board of Directors. Nicholas Advani, Hagai Greenspoon and Norio Ichihashi did not elect to become members of the Company’s new one-tier Board of Directors.

On July 31, 2014, in connection with the initial public offering of the Company’s shares on the New York Stock Exchange (the “IPO”), Eli Barkat, Tomaso Poggio and Judith Richter were elected to the Company’s Board of Directors as non-executive directors.

Director Compensation During the Year 2016

Professor Amnon Shashua and Mr. Ziv Aviram, who served as members of our one-tier Board of Directors, received the following compensation from the Company and its subsidiaries during the year 2016. Professor Shashua and Mr. Aviram did not receive any compensation as such for serving on the Company’s Board of Directors. The figures set forth in the table below thus reflect solely the compensation received by them from the Company’s wholly owned Israeli subsidiary Mobileye Vision Technologies, Ltd. (“MVT”) for their services as employees of MVT during the relevant period. The table does not include any amounts paid to reimburse Professor Shashua or Mr. Aviram for costs incurred by them in providing services.

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NOTES TO FINANCIAL STATEMENTS (continued)

Note 6 - Directors’ remuneration (continued):

	2016	2015	2016	2015	2016	2015	2016	2015
	U.S. dollars in thousands
	Periodically paid remuneration		Pension contribution and other social benefits		Stock-based compensation		Total remuneration
Ziv Aviram (Executive Director)	125	123	194	177	23,976	12,494	24,295	12,794
Amnon Shashua (Executive Director)	125	123	100	122	23,984	12,733	24,209	12,978

For the year ended December 31, 2016, the Company paid $50 thousand in cash compensation to each of the Company’s non-executive directors for service on the Company’s Board.

No loans were made by the Company to any directors during 2016. In addition, the Company did not make any severance payments to any director during the course of the year 2016.

Disclosures Concerning Options

As of December 31, 2016, Professor Amnon Shashua and Mr. Ziv Aviram held options for 10,325,000 shares and for 10,075,000 shares, respectively, which were granted prior to January 1, 2016, and options for 2,000,000 shares, for each, which were granted during the course of the year 2016. None of the options were exercised during 2016. See table above for the stock-based compensation expenses recognized for years ended at December 31, 2016 and 2015.

As of December 31, 2016, Eyal Desheh held options for 100,000 shares, which were granted prior to January 1, 2016. For the years ended at December 31, 2016 and 2015, stock-based compensation expenses of $23 thousand and $49 thousand were recognized with respect of these options, respectively. No new equity grants were made to Eyal Deshseh during the year 2016.

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MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 6 - Directors’ remuneration (continued):

Each of Peter S. Neustadter, Eli Barkat, Tomaso Poggio and Judith Richter received on September 7, 2014, options for 50,000 shares. For the years ended at December 31, 2016 and 2015, stock-based compensation expense of $1,398 thousand and $596 thousand were recognized with respect of the options of each of the non-executive directors, respectively.

As of January 1, 2016, options for 27,188,687 shares were held by all participants in the Company’s equity incentive plans, out of which 20,740,000 options were held by directors and 6,448,687 options were held by employees. As of .January 1, 2016, 281,181 RSUs were held by all participants in the Company’s equity incentive plans

Options for a total of 4,576,500 shares at a weighted average exercise price of $45.91 per share were granted under the Company’s equity incentive plans during the period beginning January 1, 2016 and ended December 31, 2016 (hereafter “the period”), out of which 4,000,000 options were granted to directors and 576,500 options were granted to employees. A total of 205,962 RSUs at a weighted average grant date fair value of $38.96 per RSU were granted under the Company’s equity incentive plans during the period, all of which were granted to employees and none to directors.

Options for 2,746,100 shares were exercised during the period, and 144,484 RSUs were vested during the period. 40,000 options were exercised by a director during the period.

Options and RSUs for 92,522 shares were forfeited during the period by employees. No options or RSUs were forfeited by any director during the period.

As a result, options for 28,942,937 shares and 326,287 RSUs were outstanding under the Company’s equity incentive plans as of December 31, 2016, of which 24,700,000 options were held by directors and 4,242,937 options were held by employees. These equity grants had a weighted average exercise price of $20.82 per option with a weighted average residual life of 4.48 years as of December 31, 2016 and a weighted average grant date fair value of $40.01 per RSU.

Note 7 - Audit fees

	2016	2015
	U.S. dollars in thousands
Audit of the financial statements*	551	474
Other non-audit services	10	12
	561	486

The fees listed above relate to the procedures applied to the Company and its consolidated group entities by accounting firms and external auditors as referred to in article 1(1) of the Dutch Accounting Firms Oversight Act (Dutch acronym: Wta).

* Audit fees to PricewaterhouseCoopers Chartered Accountants N.V. for the years 2016 and 2015 are $38,124 and $38,438, respectively

Note 8 - Subsequent event

On March 12, 2017 the Company signed a Purchase Agreement (the “Purchase Agreement”) with Intel Corporation (“Intel”) and Cyclops Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Intel (“Cyclops”), pursuant to which Cyclops agreed to make an Offer (the “Offer”) to all of our shareholders to purchase all of our issued and outstanding shares for cash consideration of $63.54 per share, without interest and less applicable withholding taxes (the “Offer Consideration”). The Board of Directors of the Company on March 12, 2017 unanimously (with our executive directors, Professor Amnon Shashua and Mr. Ziv Aviram, abstaining due to conflicts of interest), approved the Purchase Agreement and recommended acceptance of the Offer by shareholders.

On April 4, 2017 Cyclops converted to a Delaware limited liability company under the name Cyclops Holdings, LLC (the “Purchaser”). On April 5, 2017 the Purchaser made the Offer to all shareholders of the Company pursuant to the Offer to Purchase mailed to shareholders of the Company on or about such date.

133

Certain resolutions related to the Intel Acquisition will be presented for approval by shareholders at our 2017 annual general meeting of shareholders, scheduled to be held on June 13, 2017.

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MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 9 - Provisions in the Articles of Association relating to profit appropriation

Article 62 of the Articles of Association stipulates the criteria for Dividends.

62.	(1)	The board of directors may determine which part of the accrued profits will be accrued. The general meeting shall determine the allocation of profits remaining after reservation by the board of directors.
(2)	Dividends may be paid only up to an amount which does not exceed the amount of the distributable part of the net assets.
(3)	Dividends shall be paid after adoption of the annual accounts from which it appears that payment of dividends is permissible.
(4)	The general meeting may subject to due observance of the provision of paragraph 2 resolve to make distributions to the charge of any reserve which need not be maintained by virtue of the law. A resolution of the general meeting to make payments to the charge of any reserve is subject to the approval by the board of directors.

Note 10 - Proposed profit appropriation

Following the profit appropriation proposed by the management board and pursuant to article 62 of the Articles of Association, an amount of US$ 108,843 thousand of the profit for 2016 will be reduced from the accumulated deficit. The remainder will be at the disposal of the Annual General Meeting of Shareholders.

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MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS (continued)

The financial statements were approved by the board and authorized for issue on May 7, 2017, and signed by:

Amnon Shashua	Ziv Aviram
Chairman and Executive Director	Executive Director
Elected on July 10, 2014	Elected on July 10, 2014

Eyal Desheh	Peter Neustadter
Non-executive Director	Non-executive Director
Elected on July 10, 2014	Elected on July 10, 2014

Tomaso A. Poggio	Judith Richter
Non-executive Director	Non-executive Director
Elected on July 31, 2014	Elected on July 31, 2014

Eli Barkat
Non-executive Director
Elected on July 31, 2014

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MOBILEYE N.V.

OTHER INFORMATION

Independent Auditor's Report

The independent auditor's report is included on the next pages.

137

MOBILEYE N.V.

AUDITOR REPORT

138

Independent auditor’s report

To: the general meeting and supervisory board of Mobileye N.V.

Report on the financial statements 2016

Our opinion

In our opinion:

•	the accompanying consolidated financial statements give a true and fair view of the financial position of Mobileye N.V. as at 31 December 2016 and of its result and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code;
•	the accompanying company financial statements give a true and fair view of the financial position of Mobileye N.V. as at 31 December 2016 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

What we have audited

We have audited the accompanying financial statements 2016 of Mobileye N.V., Amsterdam, the Netherlands (‘the company’). The financial statements include the consolidated financial statements of Mobileye N.V. and its subsidiaries (together: ‘the Group’) and the company financial statements.

The consolidated financial statements comprise:

•	the consolidated balance sheet as at 31 December 2016;
•	the following statements for 2016: the consolidated income statement and the consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows; and
•	the notes, comprising a summary of significant accounting policies and other explanatory information.

The company financial statements comprise:

•	the company balance sheet as at 31 December 2016;
•	the company income statement for the year then ended;
•	the notes, comprising a summary of the accounting policies and other explanatory information.

The financial reporting framework that has been applied in the preparation of the financial statements is EU-IFRS and the relevant provisions of Part 9 of Book 2 of the Dutch Civil Code for the consolidated financial statements and Part 9 of Book 2 of the Dutch Civil Code for the company financial statements.

Ref.: e0401722

PricewaterhouseCoopers Accountants N.V., Thomas R. Malthusstraat 5,1066 JR Amsterdam, P.O. Box 90357, 1006 BJ Amsterdam, the Netherlands

T: +31 (o) 88 792 00 20, F: +31 (o) 88 792 96 40, www.pwc.nl

‘PwC’ is the brand under which PricewaterhouseCoopers Accountants N.V. (Chamber of Commerce 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (Chamber of Commerce 34180284), PricewaterhouseCoopers Advisory N.V. (Chamber of Commerce 34180287), PricewaterhouseCoopers Compliance Services B.V. (Chamber of Commerce 51414406), PricewaterhouseCoopers Pensions, Actuarial & Insurance Services B.V. (Chamber of Commerce 54226368), PricewaterhouseCoopers B.V. (Chamber of Commerce 34180289) and other companies operate and provide services These services are governed by General Terms and Conditions (‘algemene voorwaarden’), which include provisions regarding our liability Purchases by these companies are governed by General Terms and Conditions of Purchase (‘algemene mkoopvoorwaarden’) At www.pwc.nl more detailed information on these companies is available, including these General Terms and Conditions and the General Terms and Conditions of Purchase, which have also been filed at the Amsterdam Chamber of Commerce

The basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the section ‘Our responsibilities for the audit of the financial statements’ of our report.

Independence

We are independent of Mobileye N.V. in accordance with the ‘Verordening inzake de onafhankelijkheid van accountants bij assuranceopdrachten’ (ViO) and other relevant independence requirements in the Netherlands. Furthermore, we have complied with the ‘Verordening gedrags- en beroepsregels accountants’ (VGBA).

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Overview and context

Mobileye N.V. is a company involved in the development of computer vision and machine learning- based sensing, mapping and driving policy technology for Advanced Driver Assistance Systems (“ADAS”) and autonomous driving technologies. The group comprises of several components and therefore we considered our group audit scope and approach as set out in the scope of our group audit section. We paid specific attention to the areas of focus driven by the operations of the company, as set out below.

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we looked at where management made subjective judgements, for example in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. In paragraph 4 of the financial statements the company describes the areas of judgment in applying accounting policies and the key sources of estimation uncertainty. Given the magnitude of the employee compensation in relation to the equity awards (share based compensation), we considered this to be a key audit matter as set out in the key audit matter section of this report. Furthermore, we identified revenue recognition as a key audit matter given the high growth year-over-year, as revenue is a key metric on which the business is assessed and revenue transactions may be recognised over different periods and it was set as a significant risk. And finally we considered the potential capitalisation of development costs due to the specific requirements of IFRS Standard IAS 38 as a key audit matter.

As in all of our audits, we also addressed the risk of management override of internal controls, including evaluating whether there was evidence of bias by management that may represent a risk of material misstatement due to fraud.

We ensured that the audit teams both at group and at component levels included the appropriate skills and competences which are needed for the audit of the company. We therefore included specialists in the areas of IT, tax and valuations in our team.

Mobileye N.V. – Ref.: e0401722

The outlines of our audit approach were as follows:

Materiality

•      Overall materiality: $ 5,250,000

Audit scope

•      The group audit team performed all work

•      Site visits were conducted to 2 countries - Netherlands and Israel

•      Audit coverage: 99% of consolidated revenue, 99% of consolidated total assets, and 99% of profit before tax.

Key audit matters

•      Adequate revenue recognition

•      Valuation of Share based compensation to employees and service providers

•      Potential Capitalisation of Development Costs due to the specific requirements of IFRS Standard IAS38

Materiality

The scope of our audit is influenced by the application of materiality which is further explained in the section ‘Our responsibilities for the audit of the financial statements’.

We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and to evaluate the effect of identified misstatements on our opinion.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

Overall group Materiality	$5,250,000
How we determined it	5% of preliminary profit before tax (We re-evaluated the materiality level based on the actual financial information 2016. We concluded that the initially determined materiality level was still appropriate.).
Rationale for benchmark applied	We have applied this benchmark, a generally accepted auditing practice, based on our analysis of the common information needs of users of the financial statements. On this basis we believe that profit before tax is an important metric for the financial performance of the company.
Component Materiality	To each component in our audit scope, we, based on our judgement, allocate materiality that is less than our overall group materiality. The range of materiality allocated across components was between $350,000 and $4,900,000.

Mobileye N.V. – Ref.: e0401722

We also take misstatements and/or possible misstatements into account that, in our judgement, are material for qualitative reasons.

We agreed with the supervisory board that we would report to them misstatements identified during our audit above $262,500 as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons.

The scope of our group audit

Mobileye N.V. is the parent company of a group of entities. The financial information of this group is included in the consolidated financial statements of Mobileye N.V.

The group audit focussed on Mobileye N.V. and Mobileye Vision Technologies LTD (“Mobileye LTD”), Israel which due to their nature are considered together to be one significant component. Mobileye LTD is where the main operations of the group are located.

This component was subjected to the audit of its complete financial information as this component is individually significant to the group. One further component (the US entity Mobileye Inc) was subjected to specific risk-focussed audit procedures as part of the revenue recognition focus.

In total, in performing these procedures, we achieved the following coverage on the financial line items:

Revenue	99%
Total assets	99%
Profit before tax	99%

None of the remaining components represented more than 1% of total group revenue or total group assets. For those remaining components we performed, among other things, analytical procedures to corroborate our assessment that there were no significant risks of material misstatements within those components.

The work on the component Mobileye N.V./Mobileye LTD and the specific risks-focused audit procedures performed on Mobile Inc were all performed by the group audit team. Due to the majority of the operations being located in Israel the majority of the work was performed at Mobileye LTD in Israel.

The group consolidation, financial statement disclosures and a number of complex items are audited by the group audit team.

By performing the procedures above at components, combined with additional procedures at group level, we have obtained sufficient and appropriate audit evidence regarding the financial information of the group as a whole to provide a basis for our opinion on the consolidated financial statements.

Mobileye N.V. – Ref.: e0401722

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the financial statements. We have communicated the key audit matters to the supervisory board, but they are not a comprehensive reflection of all matters that were identified by our audit and that we discussed. We described the key audit matters and included a summary of the audit procedures we performed on those matters.

The key audit matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon. We do not provide a separate opinion on these matters or on specific elements of the financial statements. Any comments we make on the results of our procedures should be read in this context.

Key audit matter	How our audit addressed the matter
Adequate revenue recognition Revenue Policy in Note 2l, Segment information in Note 13.
The Revenue Recognition was set as a Significant Risk given the high growth year-over-year and as revenue is a key metric on which the business is assessed and revenue transactions may be recognised over different periods. The Company has total Revenues of $358,162,000 representing 48.7% growth year-over- year, split between 2 segments, the OEM segment and the Aftermarket segment with revenues of $275,938,000 and $82,224,000 respectively. The OEM segment contains more non-recurring larger agreements and represents a significantly higher proportion of the revenue and therefore there is more focus on the OEM segment. The agreements can run for more than one period leading to the potential for the over or understatement of revenue around the period- end, which could result in a material error in the financial statements.	We tested significant agreements/quotations with customers in the OEM segment. Testing is focused on the agreements signed close to the year-end (before and after year-end) and especially on those agreements which are not completed by year-end or are completed close to year-end. We also performed detailed testing on a sample of transactions. To do that we treated revenue as 2 populations in the same way management defines their business segments (OEM and Aftermarket). For each transaction the invoice was agreed to the Purchase Order and the Proof of Delivery was obtained to obtain evidence of both accuracy and appropriate cut-off. Our procedures did not identify any material transactions recorded in the incorrect period.

Mobileye N.V. – Ref.: e0401722

Key audit matter	How our audit addressed the matter

Valuation of Share based compensation to employees and service providers

Policy in Note 4.1a, Note 11 Shareholders equity

The Company operates an equity-settled, share-based compensation plan, under which the Company receives services from employees as consideration for equity instruments of the Company. The fair value of the employee services received is recognized with reference to fair value of the options granted as an expense over the requisite service period, net of estimated forfeitures.

We, with the support of PwC valuation specialists tested the option price valuation, which was prepared by the client’s external valuation specialist. We evaluated the competence and objectivity of the client’s specialist. We verified the assumptions used in the model and the inputs into the model. We assessed that the model used was prepared in accordance with the relevant GAAP and valuation methodologies.

The fair value of options granted is estimated using the Black-Scholes option pricing model and fair value of restricted stock units (“RSUs”) granted is based on the market value of the underlying shares at the date of grant.

The price valuation of the share based compensation (options) was identified as a key audit matter due to the amounts involved. There were 28,942,937 options outstanding as at 31 December 2016 with a weighted average exercise price of 20.82.

Potential Capitalisation of Development Costs due to the specific requirements of IFRS Standard LAS 38

Policy in Note 4.2, Note 7a Supplementary nature of operations information

In this KAM we considered the potential capitalisation of development costs due to the specific requirements of IFRS Standard IAS 38. Due to the nature of the group’s activities the group has a significant amount of Research and Development (R&D) expenses. These R&D expenses have been expensed in the financial statements as the management concluded that these R&D costs did not meet the capitalisation requirements of IAS 38. There are 6 requirements that are required to be met in order to capitalise R&D expenses under IAS 38, with the most relevant ones in this case being the need to demonstrate technical feasibility of completing the intangible asset and the ability to reliably measure the expenditure attributable to the intangible asset during its development.

The management of the group undertook a detailed investigation and prepared a detailed analysis of whether the R&D expenses met the requirements of IAS 38. We assessed the memo prepared by the management and assessed in detail whether each of the requirements of IAS 38 were met. Specifically on the technical feasibility we obtained a thorough understanding of the technology being developed from the technical memos provided by the group and from a detailed presentation at the group’s offices. While on the process to measure the expenses, we obtained a detailed understanding of the process to allocate expenses and then tested the control related to the allocation of expenses and performed additional testing on a sample of expenses. We found no material exceptions in our testing of whether the requirements contained within IAS 38 for the capitalisation of R&D expenses were met.

Mobileye N.V. – Ref.: e0401722

Report on the other information included in the annual report

In addition to the financial statements and our auditor’s report thereon, the annual report contains other information that consists of:

•	the report of the management board;
•	the other information pursuant to Part 9 of Book 2 of the Dutch Civil Code;

Based on the procedures performed as set out below, we conclude that the other information:

•	is consistent with the financial statements and does not contain material misstatements;
•	contains all information that is required by Part 9 of Book 2 of the Dutch Civil Code.

We have read the other information. Based on our knowledge and understanding obtained in our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements.

By performing our procedures, we comply with the requirements of Part 9 Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of such procedures was substantially less than the scope of those performed in our audit of the financial statements.

Management is responsible for the preparation of the other information, including the directors’ report and the other information pursuant to Part 9 Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Our appointment

We were recommended to be appointed as auditors of Mobileye N.V. on 3 June 2014 by the supervisory board as confirmed by the passing of a resolution by the shareholders at the annual meeting held on 9 July 2014 and the appointment has been renewed annually by shareholders representing a total period of uninterrupted engagement appointment of 6 years (we were initially appointed to audit the year-ended 31 December 2011)

Responsibilities for the financial statements and the audit

Responsibilities of management and the supervisory board for the financial statements

Management is responsible for:

•	the preparation and fair presentation of the financial statements in accordance with EU-IFRS and with Part 9 of Book 2 of the Dutch Civil Code; and for
•	such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, management is responsible for assessing the company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, management should prepare the financial statements using the going-concern basis of accounting unless management either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so. Management should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.

Mobileye N.V. – Ref.: e0401722

The supervisory board is responsible for overseeing the company’s financial reporting process.

Our responsibilities for the audit of the financial statements

Our responsibility is to plan and perform an audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence to provide a basis for our opinion. Our audit opinion aims to provide reasonable assurance about whether the financial statements are free from material misstatement. Reasonable assurance is a high but not absolute level of assurance which makes it possible that we may not detect all misstatements. Misstatements may arise due to fraud or error. They are considered to be material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

A more detailed description of our responsibilities is set out in the appendix to our report.

Amsterdam, 10 May 2017
PricewaterhouseCoopers Accountants N.V.

/s/ J. van der Hilst RA
J. van der Hilst RA

Mobileye N.V. – Ref.: e0401722

Appendix to our auditor’s report on the financial statements 2016 of Mobileye N.V.

In addition to what is included in our auditor’s report we have further set out in this appendix our responsibilities for the audit of the financial statements and explained what an audit involves.

The auditor’s responsibilities for the audit of the financial statements

We have exercised professional judgement and have maintained professional scepticism throughout the audit in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error. Our audit consisted, among other things of the following:

•	Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the intentional override of internal control.
•	Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.
•	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Concluding on the appropriateness of management’s use of the going concern basis of accounting, and based on the audit evidence obtained, concluding whether a material uncertainty exists related to events and/or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report and are made in the context of our opinion on the financial statements as a whole. However, future events or conditions may cause the company to cease to continue as a going concern.
•	Evaluating the overall presentation, structure and content of the financial statements, including the disclosures, and evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Considering our ultimate responsibility for the opinion on the company’s consolidated financial statements we are responsible for the direction, supervision and performance of the group audit. In this context, we have determined the nature and extent of the audit procedures for components of the group to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole. Determining factors are the geographic structure of the group, the significance and/or risk profile of group entities or activities, the accounting processes and controls, and the industry in which the group operates. On this basis, we selected group entities for which an audit or review of financial information or specific balances was considered necessary.

We communicate with the supervisory board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Mobileye N.V. – Ref.: e0401722

We provide the supervisory board with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the supervisory board, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Mobileye N.V. – Ref.: e0401722

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